Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198602

SUBSCRIPTION AND COMMUNITY

OFFERING PROSPECTUS

(Proposed Holding Company for Kearny Bank)

Up to 78,775,000 Shares of Common Stock

Kearny Financial Corp., a Maryland corporation, is offering up to 78,775,000 shares of common stock for sale at $10.00 per share on a best efforts basis in connection with the conversion of Kearny MHC from the mutual holding company to the stock holding company form of organization. The shares we are offering represent the ownership interest in Kearny Financial Corp., a federal corporation, currently owned by Kearny MHC. In this prospectus, we will refer to Kearny Financial Corp., the Maryland corporation, as “New Kearny,” and we will refer to Kearny Financial Corp., the federal corporation, as “Kearny-Federal.” Kearny-Federal’s common stock is currently traded on the Nasdaq Global Select Market under the trading symbol “KRNY,” and we expect the shares of New Kearny common stock will also trade on the Nasdaq Global Select Market under the symbol “KRNY.”

The shares of common stock are first being offered in a subscription offering to eligible depositors and borrowers, and tax-qualified employee benefit plans, of Kearny Bank, as described in this prospectus. Eligible depositors and borrowers of Kearny Bank include certain former depositors and certain former borrowers of Atlas Bank, which was recently merged into Kearny Bank. Shares not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to residents of the communities served by Kearny Bank and existing stockholders of Kearny-Federal. Any shares of common stock not purchased in the subscription or community offerings may be offered to the public through a syndicate of broker-dealers, referred to in this prospectus as the syndicated offering, or in a separate firm commitment offering. The syndicated offering or the firm commitment offering may commence before the subscription and community offerings (including any extensions) have expired. The subscription, community, syndicated and firm commitment offerings are collectively referred to in this prospectus as the offering. We must sell a minimum of 58,225,000 shares in order to complete the offering and the conversion. In addition to the shares that we will sell in the offering, we intend to establish a charitable foundation in connection with the conversion and contribute to it 500,000 shares of our common stock and $5.0 million in cash.

The minimum order is 25 shares. The subscription offering is expected to expire at 4:00 p.m., Eastern Time, on April 15, 2015. We may extend this expiration date without notice to you until May 30, 2015. We expect that the community offering, if held, will terminate at the same time, although it may continue without notice to you until May 30, 2015 or longer if the Federal Reserve Board approves a later date. Once submitted, orders are irrevocable unless the subscription offering and/or community offering are extended beyond May 30, 2015, or the number of shares of common stock to be sold is increased to more than 78,775,000 shares or decreased to less than 58,225,000 shares. If the offering is extended past May 30, 2015, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to such notice, we will promptly return your funds with interest at 0.15% per annum or cancel your deposit account withdrawal authorization. If the number of shares to be sold in the offering is increased to more than 78,775,000 shares or decreased to less than 58,225,000 shares, we will resolicit subscribers, and all funds delivered to us to purchase shares of common stock in the subscription and community offerings will be returned promptly with interest. Funds received in the subscription offering and/or community offering will be held in a segregated account at Kearny Bank and will earn interest at 0.15% per annum until completion or termination of the offering. No shares purchased in the subscription offering or community offering will be issued until the completion of any syndicated or firm commitment offering.

In addition to the shares we are selling in the offering, the shares of Kearny-Federal currently held by the public will be exchanged for shares of common stock of New Kearny based on an exchange ratio that will result in existing public stockholders of Kearny-Federal owning approximately the same percentage of New Kearny common stock as they owned of Kearny-Federal common stock immediately prior to the completion of the conversion. The number of shares we expect to issue in the exchange ranges from 17,267,987 shares to 23,362,570 shares.

Sandler O’Neill & Partners, L.P. will assist us in selling the shares on a best efforts basis in the subscription offering and the community offering, and will serve as sole book-running manager for any syndicated offering or firm commitment offering. Sandler O’Neill & Partners, L.P. is not required to purchase any shares of common stock that are sold in the subscription offering or the community offering.

OFFERING SUMMARY

Price: $10.00 per share

	Minimum	Midpoint	Maximum
Number of shares	58,225,000	68,500,000	78,775,000
Gross offering proceeds	$582,250,000	$685,000,000	$787,750,000
Estimated offering expenses, excluding selling agent and underwriters’ commissions	$2,844,500	$2,844,500	$2,844,500
Selling agent and underwriters’ commissions(1)	$17,488,925	$20,520,050	$23,551,175
Estimated net proceeds	$561,916,575	$661,635,450	$761,354,325
Estimated net proceeds per share	$9.65	$9.66	$9.66

(1)	The amounts shown assume that 50% of the shares are sold in the subscription and community offerings with a fee of 1.0% on all shares sold, excluding insider purchases, shares purchased by our employee stock ownership plan and shares contributed to the charitable foundation, with the remaining 50% sold in a syndicated or firm commitment offering with a fee of 5.0%. The amounts shown further assume that Sandler O’Neill & Partners, L.P. will receive additional fees and expenses in the amount of $250,000 in marketing expenses (including legal fees) and $90,000 in records management fees and expenses. See “Pro Forma Data” and “The Conversion and Offering—Plan of Distribution; Selling Agent and Underwriter Compensation” for information regarding compensation to be received by Sandler O’Neill & Partners, L.P. in the subscription and community offerings and the compensation to be received by Sandler O’Neill & Partners, L.P. and the other broker-dealers that may participate in the syndicated or firm commitment offering. If all shares of common stock were sold in the syndicated or firm commitment offering, the selling agent and broker-dealers’ commissions or underwriter discounts would be approximately $29.1 million, $34.3 million and $39.4 million at the minimum, midpoint and maximum levels of the offering, respectively.

This investment involves a degree of risk, including the possible loss of principal.  Please read “Risk Factors” beginning on page 15.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.

For assistance, please contact the Stock Information Center at 844-559-3899.

The date of this prospectus is March 13, 2015.

NEW YORK
SUSSEX
PASSAIC
WARREN
MORRIS
BERGEN
95
ESSEX
HUDSON
NEW YORK CITY
287
UNION
78
HUNTERDON
STATEN ISLAND
SOMERSET
MIDDLESEX
9
PENNSYLVANIA
MERCER
MONMOUTH
Trenton
195
NEW JERSEY
OCEAN
BURLINGTON
Atlantic Ocean
95
Delaware River
GLOUCESTER
CAMDEN
SALEM
ATLANTIC
9
CUMBERLAND
Corporate Headquarters
120 Passaic Avenue
Fairfield, NJ 07004
Branch Locations
CAPE MAY
Delaware Bay
DELAWARE
kearnybank

i

SUMMARY

The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Kearny-Federal common stock for shares of New Kearny common stock. It may not contain all of the information that is important to you. Before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes thereto, and the section entitled “Risk Factors.”

Our Organizational Structure and the Proposed Conversion

Since 2005 we have operated as a public company in a two-tiered public mutual holding company structure. Kearny-Federal is our federally-chartered, publicly-traded stock holding company and the parent company of Kearny Bank. At December 31, 2014, Kearny-Federal had consolidated assets of $3.55 billion, deposits of $2.46 billion and stockholders’ equity of $493.2 million. Kearny-Federal’s parent company is Kearny MHC, a federally chartered mutual holding company. At December 31, 2014, Kearny-Federal had 67,375,247 shares of common stock outstanding, of which 51,960,337 shares, or 77.1%, were held by Kearny MHC, and the remaining 15,414,910 shares, or 22.9%, were owned by the public.

Pursuant to the terms of the plan of conversion and reorganization, we are now converting from the mutual holding company corporate structure to the stock holding company corporate structure. Upon completion of the conversion, Kearny MHC and Kearny-Federal will cease to exist, and New Kearny will become the successor corporation to Kearny-Federal. The shares of New Kearny being offered in this offering represent the 77.1% ownership interest in Kearny-Federal currently held by Kearny MHC. Public stockholders of Kearny-Federal will receive shares of common stock of New Kearny in exchange for their shares of Kearny-Federal at an exchange ratio intended to preserve the same aggregate ownership interest in New Kearny as they had in Kearny-Federal, as adjusted to reflect certain assets held by Kearny MHC. Kearny MHC’s shares of Kearny-Federal will be cancelled. As part of the conversion, we intend to establish and fund a new charitable foundation, the KearnyBank Foundation (the “Foundation”), which will support qualified charities in the communities we serve.

The following diagram shows our current organizational structure, reflecting ownership percentages as of December 31, 2014:

After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:

Our Business

Kearny-Federal is a savings and loan holding company whose primary business is the ownership and operation of Kearny Bank. Kearny Bank was founded in 1884 as a New Jersey mutual building and loan association. It obtained federal insurance of accounts in 1939 and received a federal charter in 1941. On January 21, 2015, Kearny Bank changed its name from Kearny Federal Savings Bank to Kearny Bank. Kearny Bank’s deposits are federally insured by the Deposit Insurance Fund as administered by the Federal Deposit Insurance Corporation (“FDIC”) and Kearny Bank is regulated by the Office of the Comptroller of the Currency (“OCC”), as successor to the Office of Thrift Supervision (“OTS”) under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), and by the FDIC.

Kearny Bank is principally engaged in the business of attracting deposits from the general public in New Jersey and New York and using these deposits, together with other funds, to originate or purchase loans for our portfolio and to invest in securities. Our loan portfolio is primarily comprised of loans collateralized by residential and commercial real estate, augmented by secured and unsecured loans to businesses and consumers. We also maintain a portfolio of investment securities, primarily comprised of U.S. agency mortgage-backed securities, U.S. government and agency debentures, bank-qualified municipal obligations, corporate bonds, asset-backed securities and collateralized loan obligations. At December 31, 2014, net loans receivable comprised 50.8% of our total assets while investment securities, including mortgage-backed and non-mortgage-backed securities, comprised 38.2% of our total assets. It remains the long term goal of our business plan to reallocate our balance sheet to reflect a greater percentage of interest-earning assets in loans while, in turn, reducing the relative size of the securities portfolio.

Since 1999, we have acquired five banking institutions: 1st Bergen Bancorp (March 31, 1999), Pulaski Bancorp, Inc. (October 18, 2002), West Essex Bancorp (July 1, 2003), Central Jersey Bancorp (November 30, 2010) and Atlas Bank (June 30, 2014).

New Kearny’s executive offices are located at 120 Passaic Avenue, Fairfield, New Jersey 07004, and its telephone number is (973) 244-4500. Our website address is www.kearnybank.com. Information on this website is not and should not be considered a part of this prospectus.

Business Strategy

Our goal is to continue to evolve from a traditional thrift business model toward that of a full service community bank, profitably deploying capital and enhancing earnings through a variety of balance sheet growth and diversification strategies. The key strategic initiatives of our business plan are presented below accompanied by an overview of our activities and achievements in support of those initiatives:

•	Continue to Increase Commercial Mortgage Lending.

During fiscal 2014, we increased our overall commercial mortgage loan portfolio by 47.5%, or $317.0 million, to $983.8 million at June 30, 2014 from $666.8 million at June 30, 2013. This increase reflected commercial mortgage loan originations and purchases in fiscal 2014 totaling $334.4 million and $87.0 million, respectively. At June 30, 2014, our commercial loan portfolio comprised 56.4% of total loans compared to 49.0% of total loans at June 30, 2013. During the first two quarters of fiscal 2015, we continued to increase our overall commercial mortgage loan portfolio by $73.5 million to $1.06 billion, comprising 58.2% of total loans at December 31, 2014.

We plan to continue to increase our portfolio of commercial mortgage loans by expanding loan acquisition volume through all available channels, including retail and broker originations, as well as individual and pooled loan purchases and participations. Additionally, we intend to continue to expand our commercial lending infrastructure and resources, which will be supported by new product and pricing strategies designed to increase origination volume in a very competitive marketplace.

•	Continue to Increase Commercial Business Lending.

We plan to continue to focus our efforts on expanding our commercial non-real estate secured and unsecured business lending activities through all available channels. Our commercial business loans increased during the first two quarters of fiscal 2015 by $11.1 million, to $78.4 million, compared to $67.3 million at June 30, 2014. As our growth during the first two quarters of 2015 indicates, we anticipate this loan segment to increase in the future. In addition, we will attempt to expand our relationships with these borrowers to include commercial deposits and other products, with the goal of increasing our non-interest income.

•	Modestly Increase Residential Mortgage Lending.

We plan to modestly increase our portfolio of one- to four-family first mortgages while stabilizing the balance of home equity loans and home equity lines of credit and maintaining our conservative underwriting standards. For the six months ended December 31, 2014, we originated $22.7 million of one- to four-family first mortgage loans compared to $50.1 million for the six months ended December 31, 2013. During the year ended June 30, 2014, we originated $78.2 million of one- to four-family first mortgage loans compared to $65.1 million during the year ended June 30, 2013. We anticipate that this segment of our loan portfolio will continue to decline as a percentage of total loans and earning assets.

The overall stability in the outstanding balance of the residential mortgage loan portfolio and, more significantly, its decline as a percentage of total loans continues to reflect our decreased strategic focus on residential mortgage lending, coupled with the slowed pace of refinancing and diminished level of demand for “new purchase” mortgage loans.

•	Continue to Diversify Investment Securities.

In order to enhance earnings and reduce our exposure to long term interest rate risk, beginning in fiscal 2013, we initiated a plan to diversify the composition and allocation of our investment portfolio into new asset sectors, including asset-backed securities, corporate bonds, municipal obligations, collateralized loan obligations and commercial mortgage-backed securities (“MBS”) while reducing our concentration in traditional residential MBS. Several of the added sectors include floating rate securities that reduce the level of interest rate risk (“IRR”) embedded in our securities portfolio. During fiscal 2014 and 2015, we continued to expand our investments into these sectors and expect to continue to do so in the future.

•	Maintain Strong Asset Quality.

We continue to emphasize and maintain strong asset quality. Nonperforming assets decreased by $47,000 to $26.9 million, or 0.76% of total assets, at December 31, 2014 compared to $26.9 million, or 0.77% of total assets, at June 30, 2014 and $33.0 million, or 1.05% of total assets, at June 30, 2013. Through our conservative underwriting standards and our prompt attention to potential problem loans, we anticipate maintaining strong asset quality ratios as we continue to grow and diversify our loan portfolio.

•	Expand Funding Through Retail Deposits.

We intend to expand our funding through retail deposit growth within our existing branch network, with the greatest emphasis on growth in our non-maturity/non-interest-bearing deposits. Our total deposits increased by $94.3 million to $2.46 billion at December 31, 2014 from $2.37 billion at June 30, 2013, including $86.1 million of deposits assumed in conjunction with our acquisition of Atlas Bank on June 30, 2014.

With the acquisition of Atlas Bank, we now have a total of 42 branches. We plan to selectively evaluate branch network expansion opportunities, with a particular focus on limited branch expansion in Brooklyn and Staten Island, New York, as an outgrowth of the Atlas Bank acquisition. We will also continue to evaluate additional de novo branch opportunities to contiguously expand our existing New Jersey branch network with an emphasis on “fill-ins” between our northern and central New Jersey locations.

Notwithstanding the opportunities presented by de novo branching, we expect to place greater strategic emphasis on leveraging the opportunities to increase market share and expand the depth and breadth of customer relationships within our existing branch system. We continue to develop and deploy strategies to promote the “relationship banking” business model throughout our branch network with an emphasis on expanding business customer relationships linked to business lending initiatives.

•	Mergers and Acquisitions.

As a complement to the “organic” growth strategies, we continue to actively seek out opportunities to deploy capital, diversify our balance sheet mix, enter new markets and enhance earnings through mergers and acquisitions with other financial institutions. We are an experienced acquiror, having acquired five banks in the last 15 years. As demonstrated through our acquisition of Atlas Bank during fiscal 2014, we expect to place the greatest emphasis on opportunities to expand within the existing markets we serve or to enter new markets that are generally contiguous to such markets.

In addition to potential acquisitions of financial institutions or their branches, we are currently exploring opportunities for acquisitions or strategic partnerships to broaden our product and service offerings to include insurance agency and/or insurance related brokerage services. While we continue to evaluate potential acquisition opportunities, there are no current agreements or arrangements for any such acquisitions.

•	Improve Operating Efficiency.

In conjunction with our strategic efforts to improve operating efficiency and control operating expenses, while expanding and enhancing product and service offerings, we completed the conversion of our primary core processing and related customer-facing systems to Fiserv, Inc. platforms during fiscal 2014. Additional Fiserv technologies have been and will continue to be deployed during fiscal 2015. We anticipate that such measures will significantly reduce our recurring technology service provider expenses and enhance our commercial business lending platform.

We consider the noted enhancements to our information technology infrastructure to be the first of several strategies to be deployed to control growth in non-interest expenses and improve our operating efficiency. Upon completion of this initiative, we expect to perform further evaluation and analysis of other significant categories of non-interest expense with the goal of optimizing the cost level, resource allocation and utilization of our growing infrastructure to support our strategic goals and objectives.

See “Business of Kearny Bank—Business Strategy” for a more complete discussion of our business strategy.

Reasons for the Conversion and Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•

Support continued growth. Kearny Bank has experienced consistent deposit and loan growth over the past five years as we have expanded our geographic footprint and increased our emphasis on growing our commercial loan and deposit relationships. At June 30, 2010, our total assets and total deposits were $2.34 billion and $1.62 billion, respectively, compared to our total assets and total deposits of $3.55 billion and $2.46 billion, respectively, at December 31, 2014. The conversion will enable us to support additional deposit and loan growth and assist us in managing our interest rate risk in a rising interest rate environment.

•

Eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. Under the Dodd-Frank Act, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) became the federal regulator of all savings and loan holding companies and mutual holding companies. This has resulted in changes in regulations applicable to Kearny MHC and Kearny-Federal, particularly changes with respect to the waiver of dividends by Kearny MHC, which is a key component of our mutual holding company structure and impacts the value of Kearny-Federal’s common stock. The Federal Reserve Board currently requires “grandfathered” mutual holding companies, like Kearny MHC, to obtain member (depositors and certain borrowers) approval and comply with other procedural requirements prior to waiving dividends, which makes dividend waivers more difficult and costly to obtain. As a result, Kearny-Federal has suspended its dividend during the past few years. The conversion will eliminate our mutual holding company structure, and enable us to pay dividends to our stockholders without the limitations described above, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the fully public stock holding company structure will give us greater flexibility to use our common stock as merger consideration and to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of New Kearny for three years following completion of the conversion. Certain provisions in New Kearny’s articles of incorporation and bylaws, such as a prohibition on any beneficial owner voting in excess of 10% of New Kearny’s common stock and supermajority voting requirements, will also make it more difficult for companies or persons to exercise control of New Kearny without the consent of our board of directors. See “Risk Factors—Various factors, including our articles of incorporation and bylaws, and Maryland and federal law, will make takeover attempts more difficult to achieve,” and “Restrictions on Acquisition of New Kearny.”

•

Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market for our common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

Terms of the Offering

We are offering between 58,225,000 and 78,775,000 shares of common stock to eligible depositors and certain borrowers of Kearny Bank, and our tax-qualified employee benefit plans on a best efforts basis in a subscription offering. Eligible depositors and borrowers of Kearny Bank include certain former depositors and certain former borrowers of Atlas Bank.

Any shares not purchased in the subscription offering may be offered in a community offering to the general public, with a preference given first to residents of the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond, and then to our existing public stockholders. If necessary, we may also offer shares to the general public in a syndicated or firm commitment offering. Unless the number of shares of common stock to be offered is increased to more than 78,775,000 shares or decreased to fewer than 58,225,000 shares, or the subscription offering and/or community offering are extended beyond May 30, 2015, subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the subscription offering and/or community offering are extended past May 30, 2015, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, your order will be cancelled and we will promptly return your funds with interest at 0.15% per annum or cancel your deposit account withdrawal authorization. If the number of shares to be sold is increased to more than 78,775,000 shares or decreased to less than 58,225,000 shares, all subscribers’ stock orders will be canceled, their withdrawal authorizations will be canceled and funds delivered to us to purchase shares of common stock will be returned promptly with interest at 0.15% per annum. We will then resolicit subscribers, giving them an opportunity to place new orders for a period of time. No shares purchased in the subscription offering and community offering will be issued until the completion of any syndicated or firm commitment offering.

The purchase price of each share of common stock offered for sale in the offering is $10.00. All investors will pay the same purchase price per share, regardless of whether the shares are purchased in the subscription offering, the community offering or a syndicated or firm commitment offering. Investors will not be charged a commission to purchase shares of common stock in the offering. Sandler O’Neill & Partners, L.P., our marketing agent in the subscription offering and the community offering, will use its best efforts to assist us in selling shares of our common stock in the subscription offering and the community offering, but is not obligated to purchase any shares of common stock in the subscription offering and/or community offering.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 per share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of New Kearny for shares of Kearny-Federal are based on an independent appraisal of the estimated market value of New Kearny, assuming the offering has been completed and the contribution is made to the Foundation as described in this prospectus. RP Financial, LC., our independent appraiser, has estimated that, as of January 16, 2015, this market value was $893.2 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $759.9 million and a maximum of $1.03 billion. Based on this valuation range, the 77.1% ownership interest of Kearny MHC in Kearny-Federal as of December 31, 2014 being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by New Kearny ranges from 58,225,000 shares to 78,775,000 shares. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our common stock prior to adoption of the plan of conversion and reorganization, the requirement under federal regulations that the common stock be offered in a manner that will achieve the widest distribution of the common stock, and desired liquidity in the common stock after the offering. The exchange ratio ranges from 1.1202 shares at the minimum of the offering range to 1.5156 shares at the maximum of the offering range, and will preserve the existing percentage ownership of public stockholders of Kearny-Federal (excluding any new shares purchased by them in the stock offering, their receipt of cash in lieu of fractional shares and the effect of shares issued to the Foundation).

The appraisal is based in part on Kearny-Federal’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 11 publicly traded thrift holding companies that RP Financial, LC. considers comparable to Kearny-Federal. The appraisal peer group consists of the following companies, all of which are traded on the Nasdaq Stock Market, except for Provident Financial Services, Inc., which trades on the New York Stock Exchange.

Company Name	Ticker Symbol	Headquarters	Total Assets(1)
			(In millions)
Bank Mutual Corporation	BKMU	Brown Deer, WI	$2,328
Capitol Federal Financial, Inc.	CFFN	Topeka, KS	$9,865
Dime Community Bancshares, Inc.	DCOM	Brooklyn, NY	$4,384
Northfield Bancorp, Inc.	NFBK	Woodbridge, NJ	$2,925
Northwest Bancshares, Inc.	NWBI	Warren, PA	$7,827
OceanFirst Financial Corp.	OCFC	Toms River, NJ	$2,309
Oritani Financial Corp.	ORIT	Township of Washington, NJ	$3,217
Provident Financial Services, Inc.	PFS	Jersey City, NJ	$8,419
TrustCo Bank Corp NY	TRST	Glenville, NY	$4,582
United Financial Bancorp, Inc.	UBNK	Glastonbury, CT	$5,314
WSFS Financial Corporation	WSFS	Wilmington, DE	$4,783

(1)	Asset size for all companies is as of September 30, 2014.

The following table presents a summary of selected pricing ratios for New Kearny (on a pro forma basis) and for the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2014 and September 30, 2014, respectively, and stock prices as of January 16, 2015, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 34.3% on a price-to-book value basis, a discount of 34.0% on a price-to-tangible book value basis, and a premium of 406.8% on a price-to-earnings basis.

	Price-to-earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Kearny (on a pro forma basis, assuming completion of the conversion)
Maximum	91.84x	85.98%	94.61%
Midpoint	81.64x	81.10%	90.01%
Minimum	70.99x	75.24%	84.39%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	16.11x	123.42%	136.48%
Medians	15.02x	118.96%	129.34%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve-month basis through December 31, 2014 for New Kearny and through September 30, 2014 for the peer group companies. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”

The Exchange of Existing Shares of Kearny-Federal Common Stock

If you are currently a stockholder of Kearny-Federal, at the completion of the conversion your shares will be exchanged for shares of common stock of New Kearny. The number of shares of common stock you will receive will be based on the exchange ratio, which will depend upon our final appraised value and the percentage of outstanding shares of Kearny-Federal common stock owned by public stockholders immediately prior to the completion of the conversion. The following table shows how the exchange ratio will adjust, based on the appraised value of New Kearny as of January 16, 2015, assuming new shares are issued to the Foundation and assuming public stockholders of Kearny-Federal own 22.9% of Kearny-Federal common stock immediately prior to the completion of the conversion. The table also shows the number of shares of New Kearny common stock a hypothetical owner of Kearny-Federal common stock would receive in exchange for 100 shares of Kearny-Federal common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in This Offering		Shares of New Kearny to be Issued for Shares of Kearny-Federal		Shares to be Issued to the Foundation		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price (1)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)

	Amount	Percent	Amount	Percent	Amount	Percent
Minimum	58,225,000	76.62%	17,267,987	22.72%	500,000	0.66%	75,992,987	1.1202	$11.20	$13.27	112
Midpoint	68,500,000	76.69%	20,315,278	22.75%	500,000	0.56%	89,315,278	1.3179	$13.18	$14.64	131
Maximum	78,775,000	76.75%	23,362,570	22.76%	500,000	0.49%	102,637,570	1.5156	$15.16	$16.02	151

(1)	Represents the value of shares of New Kearny common stock to be received in the conversion by a holder of one share of Kearny-Federal, pursuant to the exchange ratio, based upon the $10.00 per share purchase price.
(2)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid in lieu of fractional shares.

No fractional shares of New Kearny common stock will be issued to any public stockholder of Kearny-Federal. For each fractional share that otherwise would be issued, New Kearny will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

Outstanding options to purchase shares of Kearny-Federal common stock also will convert into and become options to purchase shares of New Kearny common stock based upon the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At December 31, 2014, there were 250,000 outstanding options to purchase shares of Kearny-Federal common stock, 39,000 of which have vested. Such outstanding options will be converted into options to purchase 280,050 shares of common stock at the minimum of the offering range and 378,900 shares of common stock at the maximum of the offering range. Because federal regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised and funded with authorized but unissued shares of common stock following the conversion, stockholders would experience ownership dilution of approximately 0.4% at the minimum of the offering range.

How We Intend to Use the Proceeds From the Offering

We intend to invest at least 50% of the net proceeds from the stock offering in Kearny Bank as well as loan funds to our employee stock ownership plan to fund its purchase of shares of common stock in the stock offering. The remainder of the net proceeds from the offering will be retained by New Kearny. Therefore, assuming we sell 68,500,000 shares of common stock in the stock offering, and we have net proceeds of $661.6 million, we intend to invest $330.8 million in Kearny Bank, loan $34.5 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain $291.3 million of the net proceeds at New Kearny. We also intend to contribute 500,000 shares of common stock and make a $5.0 million cash contribution to the Foundation.

New Kearny may use the funds it retains for investment, to pay cash dividends, to repurchase shares of common stock, to acquire other financial institutions and for other general corporate purposes. Kearny Bank may use the proceeds it receives to expand its branch network, to support increased lending and other products and services or to acquire other financial institutions.

Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

Persons Who May Order Shares of Common Stock in the Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

(i)	To depositors with accounts at Kearny Bank and Atlas Bank with aggregate balances of at least $50 at the close of business on July 31, 2013.

(ii)	To our tax-qualified employee benefit plans (including Kearny Bank’s employee stock ownership plan and Kearny Bank’s 401(k) plan), which may subscribe for up to 10% of the shares of common stock sold in the offering and issued to the Foundation. We expect our employee stock ownership plan to purchase 5% of the shares of common stock sold in the stock offering and issued to the Foundation.

(iii)	To depositors with accounts at Kearny Bank with aggregate balances of at least $50 at the close of business on December 31, 2014.

(iv)	To depositors of Kearny Bank at the close of business on March 9, 2015 and each borrower of Kearny Bank as of January 18, 1995 or Atlas Bank as of February 17, 2010, whose borrowing remained outstanding at the close of business on March 9, 2015.

Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond, and then to Kearny-Federal’s public stockholders as of March 13, 2015. The community offering may be held concurrently with the subscription offering or commenced during or after the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated or firm commitment offering. Sandler O’Neill & Partners, L.P. will act as sole book-running manager for any syndicated or firm commitment offering. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated or firm commitment offering. Any determination to accept or reject stock orders in the community offering or syndicated or firm commitment offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. A detailed description of the subscription offering, the community offering and the syndicated or firm commitment offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25 shares.

Generally, no individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than 150,000 shares ($1.5 million) of common stock. If any of the following persons purchase shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 300,000 shares ($3.0 million) of common stock:

•	your spouse or relatives of you or your spouse living in your house;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to the overall purchase limitation of 300,000 shares ($3.0 million).

In addition to the above purchase limitations, there is an ownership limitation for current stockholders of Kearny-Federal other than our employee stock ownership plan. Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Kearny-Federal common stock, may not exceed 9.9% of the total shares of common stock to be issued and outstanding after the completion of the conversion. However, if, based on your current ownership level, you will own more than 9.9% of the total shares of common stock to be issued and outstanding after the completion of the conversion following the exchange of your shares of Kearny-Federal common stock, you will not need to divest any of your exchanged shares. You will be required to obtain the approval or non-objection of the Federal Reserve Board prior to acquiring more than 10% of New Kearny’s common stock.

Subject to applicable regulatory approval, we may increase or decrease the purchase and ownership limitations at any time. See the detailed description of the purchase limitations in “The Conversion and Offering—Additional Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and community offering, you may pay for your shares only by:

•	personal check, bank check or money order made payable directly to Kearny Financial Corp.; or

•	authorizing us to withdraw available funds from your Kearny Bank deposit accounts.

Kearny Bank is not permitted to lend funds to anyone to purchase shares of common stock in the offering. Additionally, you may not use a Kearny Bank line of credit check or any type of third party check to pay for shares of common stock. Please do not submit cash. You may not designate withdrawal from Kearny Bank’s accounts with check-writing privileges; instead, please submit a check. You may not authorize direct withdrawal from a Kearny Bank retirement account. See “The Conversion and Offering—Procedure for Purchasing Shares in Subscription and Community Offerings—Using Individual Retirement Account Funds.”

You may subscribe for shares of common stock in the subscription offering and the community offering by delivering a signed and completed original stock order form, together with full payment payable to Kearny Financial Corp. or authorization to withdraw funds from one or more of your Kearny Bank deposit accounts, provided that the stock order form is received before 4:00 p.m., Eastern Time, on April 15, 2015, which is the end of the subscription offering period. We expect that the community offering will terminate at the same time, although it may continue without notice to you until May 30, 2015 or longer if the Federal Reserve Board approves a later date. You may submit your stock order form and payment by mail using the stock order reply envelope provided or by overnight delivery to our Stock Information Center, which will be located at 250 Valley Boulevard, Wood-Ridge, New Jersey 07075. You may also hand-deliver stock order forms to the Stock Information Center. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our banking offices. Please do not mail stock order forms to Kearny Bank’s offices.

Please see “The Conversion and Offering—Procedure for Purchasing Shares in Subscription and Community Offerings—Payment for Shares” for a complete description of how to purchase shares in the subscription and community offerings.

Using Individual Retirement Account Funds to Purchase Shares of Common Stock

You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA. If you wish to use some or all of the funds in your Kearny Bank individual retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm, and the purchase must be made through that account. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the April 15, 2015 offering deadline, for assistance with purchases using your individual retirement account or other retirement account you may have at Kearny Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

See “The Conversion and Offering—Procedure for Purchasing Shares in Subscription and Community Offerings—Payment for Shares” and “—Using Individual Retirement Account Funds” for a complete description of how to use IRA funds to purchase shares in the stock offering.

Market for Common Stock

Existing publicly held shares of Kearny-Federal’s common stock are listed on the Nasdaq Global Select Market under the symbol “KRNY.” Upon completion of the conversion, the shares of common stock of New Kearny will replace the existing shares, and we expect the shares of New Kearny common stock will also trade on the Nasdaq Global Select Market under the symbol “KRNY.” In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of March 13, 2015, Kearny-Federal had approximately 27 registered market makers in its common stock. Sandler O’Neill & Partners, L.P. has advised us that they intend to make a market in our common stock following the offering, but are under no obligation to do so.

Our Dividend Policy

After the completion of the conversion, we intend to pay cash dividends on a quarterly basis. Initially, we expect the quarterly dividends to be $0.02 per share, which equals $0.08 per share on an annualized basis and an annual yield of 0.8% based on a price of $10.00 per share.

The dividend rate and the initial and continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that any such dividends will not be reduced or eliminated in the future.

For information regarding our current and proposed dividend policy, see “Our Dividend Policy.”

Purchases by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 249,500 shares of common stock in the offering. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 2,015,958 shares of common stock, or 2.65% of our total outstanding shares of common stock at the minimum of the offering range, which includes shares they currently own that will be exchanged for shares of New Kearny.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for purchasing shares of common stock in the subscription offering is 4:00 p.m., Eastern Time, on April 15, 2015, unless we extend this deadline. We expect that the community offering will terminate at the same time, although it may continue without notice to you until May 30, 2015 or longer if the Federal Reserve Board approves a later date. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:00 p.m., Eastern Time, on April 15, 2015, whether or not we have been able to locate each person entitled to subscription rights.

See “The Conversion and Offering— Procedure for Purchasing Shares in Subscription and Community Offerings—Expiration Date” for a complete description of the deadline for purchasing shares in the stock offering.

You May Not Sell or Transfer Your Subscription Rights

Federal regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to certify that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights or the shares that you are purchasing. We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe you have sold or transferred your subscription rights. On the order form, you cannot add the names of others for joint stock registration unless they are also named on the qualifying deposit account. Doing so may jeopardize your subscription rights. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Book-Entry Delivery of Common Stock

All shares of common stock sold will be issued in book-entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering and the community offering or syndicated offering, will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described below in “—Conditions to Completion of the Conversion.” It is possible that until statements reflecting ownership of shares of common stock are available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Our Contribution of Shares of Common Stock to the Foundation

To further our commitment to our local community, we intend to establish and fund a new charitable foundation as part of the conversion and stock offering. The new charitable foundation, the KearnyBank Foundation, will complement our existing charitable organization. The establishment and funding of the Foundation has been approved by the boards of directors of Kearny MHC, Kearny-Federal, New Kearny and Kearny Bank. In addition, the establishment and funding of the Foundation is subject to the approval of the members of Kearny MHC, the stockholders of Kearny-Federal and the Federal Reserve Board. Assuming we receive all such approvals, we intend to contribute to the Foundation 500,000 shares of our common stock and $5.0 million in cash such that the total contribution will equal $10.0 million. As a result of the contribution, we expect to record an after-tax expense of approximately $6.5 million during the quarter in which the stock offering is completed.

The Foundation will be dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate. The contribution of common stock and cash to the Foundation will:

•	dilute the ownership interests of purchasers of shares of our common stock in the stock offering;

•	dilute the voting interests of purchasers of shares of our common stock in the stock offering; and

•

result in an expense, and a reduction in our earnings during the quarter in which the contribution is made, relating to the contribution to the Foundation, offset in part by a corresponding tax benefit.

If members or stockholders do not approve the funding of the Foundation, we will proceed with the conversion and offering without the contribution to the Foundation and subscribers for common stock will not be resolicited (unless required by the Federal Reserve Board).

The amount of common stock that we would offer for sale would be greater if the offering were to be completed without the establishment and funding of the Foundation. For a further discussion of the financial impact of the Foundation, including its effect on those who purchase shares in the offering, see “Risk Factors—Risks Related to the Offering—The contribution to the Foundation will dilute your ownership interest and adversely affect net income in 2015,” “Risk Factors—Our contribution to the Foundation may not be tax deductible, which could reduce our profits” and “KearnyBank Foundation.”

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

•	the plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of Kearny MHC as of March 9, 2015;

•

the plan of conversion and reorganization is approved by Kearny-Federal stockholders holding at least two-thirds of the outstanding shares of common stock of Kearny-Federal as of March 13, 2015, including shares held by Kearny MHC;

•

the plan of conversion and reorganization is approved by Kearny-Federal stockholders holding at least a majority of the outstanding shares of common stock of Kearny-Federal as of March 13, 2015, excluding shares held by Kearny MHC;

•	we sell at least the minimum number of shares of common stock offered in the offering; and

•	we receive the approval of the Federal Reserve Board to complete the conversion and offering.

Subject to member, stockholder and regulatory approvals, we intend to contribute shares of New Kearny stock and cash to the Foundation in connection with the conversion. However, member and stockholder approval of the contribution to the Foundation is not a condition to the completion of the conversion and offering.

Kearny MHC intends to vote its shares in favor of the plan of conversion and reorganization and in favor of the contribution to the Foundation. At March 13, 2015, Kearny MHC owned 77.12% of the outstanding shares of common stock of Kearny-Federal. Therefore, the condition requiring that the plan of conversion and reorganization be approved by Kearny-Federal stockholders holding at least two-thirds of the outstanding shares of common stock of Kearny-Federal, including shares held by Kearny MHC, would be satisfied. The directors and executive officers of Kearny-Federal and their affiliates owned 1,472,457 shares of Kearny-Federal (excluding exercisable options), or 2.19% of the outstanding shares of common stock and 9.55% of the outstanding shares of common stock excluding shares held by Kearny MHC. They intend to vote those shares in favor of the plan of conversion and reorganization and in favor of the contribution to the Foundation.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 58,225,000 shares of common stock, we may take several steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

(i)	increase the purchase and ownership limitations;

(ii)	seek regulatory approval to extend the offering beyond May 30, 2015, so long as we resolicit subscriptions that we have previously received in the offering; and/or

(iii)	increase the shares purchased by the employee stock ownership plan.

If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount will be, and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering. If our pro forma market value, including the shares issued to the Foundation, at that time is either below $759.9 million or above $1.03 billion, then, after consulting with the Federal Reserve Board, we may:

•	terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription and community offerings);

•	set a new offering range; or

•	take such other actions as may be permitted by the Federal Reserve Board and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.15% per annum for funds received for purchases in the subscription and community offerings, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. We will then resolicit subscribers, allowing them to place a new stock order for a period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of members of Kearny MHC that has been called to vote on the conversion, and at any time after member approval with the approval of the Federal Reserve Board. If we terminate the offering, we will promptly return your funds with interest at 0.15% per annum and we will cancel deposit account withdrawal authorizations.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all Kearny Bank employees, to purchase up to 5% of the shares of common stock we sell in the offering and issue to the Foundation. If market conditions warrant, or if we receive orders in the subscription offering for more shares of common stock than the maximum of the offering range, the employee stock ownership plan’s subscription order may not be filled and the employee stock ownership plan may, with prior Federal Reserve Board approval, purchase shares in the open market following completion of the conversion.

Federal regulations permit us to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion. Stockholder approval of these plans would be required. Our current intention is to implement one or more new stock-based benefit plans, but we have not determined whether we would adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion. The stock-based benefit plans would reserve a number of shares equal to (i) up to 2.5% of the shares of common stock sold in the offering and issued to the Foundation for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 6% of the shares of common stock sold in the offering and issued to the Foundation for issuance pursuant to the exercise of stock options by key employees and directors. For a description of our current stock-based benefit plan, see “Compensation Discussion and Analysis—Equity Based Compensation.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that would be available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to 2.5% and 6% of the shares sold in the offering and issued to the Foundation for restricted stock awards and stock options, respectively. The table shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution Resulting From Issuance of Shares for Stock-Based Benefit Plans	Value of Grants (In Thousands)(1)
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering and Issued to the Foundation
					At Minimum of Offering Range	At Maximum of Offering Range
Employee stock ownership plan	2,936,250	3,963,750	5.00%	N/A (2)	$29,363	$39,638
Restricted stock awards	1,468,125	1,981,875	2.50	1.90%	14,681	19,819
Stock options	3,523,500	4,756,500	6.00	4.43%	7,857	10,607

Total	7,927,875	10,702,125	13.50%	6.16%	$51,901	$70,064

(1)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $2.23 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option term of 10 years; a dividend yield of 0.8%; a risk-free rate of return of 2.17%; and expected volatility of 14.56%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.
(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2005 Stock Compensation and Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of the offering except to fund the grants of restricted stock under our existing stock-based benefit plan or under extraordinary circumstances.

The following table presents information as of December 31, 2014 regarding our employee stock ownership plan, our 2005 Stock Compensation and Incentive Plan and our proposed stock-based benefit plan. The table below assumes that 102,637,570 shares are outstanding after the offering, which includes the sale of 78,775,000 shares in the offering at the maximum of the offering range, shares issued to the foundation and the issuance of new shares in exchange for shares of Kearny-Federal using an exchange ratio of 1.5156. It also assumes that the value of the stock is $10.00 per share.

Existing and New Stock Benefit Plans	Participants	Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion
		(Dollars in thousands)
Employee Stock Ownership Plan:	Officers and Employees
Shares purchased in 2005 offering(1)		2,645,783	(2)	$26,458		2.58%
Shares to be purchased in this offering		3,963,750		39,638		5.00

Total employee stock ownership plan shares		6,609,533		$66,096		7.58%

Restricted Stock Awards:	Directors, Officers and Employees
2005 Stock Compensation and Incentive Plan(1)		2,160,723	(3)	$21,607		2.11%
New shares of restricted stock		1,981,875		19,819		2.50

Total shares of restricted stock		4,142,598		$41,426	(4)	4.61%

Stock Options:	Directors, Officers and Employees
2005 Stock Compensation and Incentive Plan(1)		5,401,806	(5)	$12,046		5.27%
New stock options		4,756,500		10,607		6.00

Total stock options		10,158,306		$22,653		11.27%

Total of stock benefit plans		20,910,437		$130,175	(6)	23.46%

(1)	The number of shares indicated has been adjusted for the 1.5156 exchange ratio at the maximum of the offering range.
(2)	As of December 31, 2014, 1,788,937 of these shares, or 1,180,349 shares prior to adjustment for the exchange, have been allocated.
(3)	The plan authorized the issuance of 2,160,723 shares, or 1,425,655 shares prior to the adjustment for the exchange, and 28,734 shares remain authorized and unissued and 132,615 shares remain issued and non-vested as of December 31, 2014.
(4)	The value of restricted stock awards is determined based on their fair value as of the date grants are made. For purposes of this table, the fair value of awards is assumed to be the same as the offering price of $10.00 per share.
(5)	The plan authorized the issuance of 5,401,806 shares, or 3,564,137 shares prior to the adjustment for the exchange, and 595,475 shares remain authorized and unissued and 378,900 options to purchase shares remain issued and outstanding as of December 31, 2014.
(6)	The weighted-average fair value of stock options to be granted has been estimated at $2.23 per option, using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0.8%; expected term, 10 years; expected volatility, 14.56%; and risk-free rate of return, 2.17%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted.

Tax Consequences

Kearny MHC, Kearny-Federal, Kearny Bank and New Kearny have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion, and have received an opinion of BDO USA, LLP regarding the material New Jersey and Maryland state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Kearny MHC, Kearny-Federal (except for cash paid for fractional shares), Kearny Bank, New Kearny, persons eligible to subscribe in the subscription offering, or existing stockholders of Kearny-Federal. Existing stockholders of Kearny-Federal who receive cash in lieu of fractional shares of New Kearny will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The telephone number is 844-559-3899. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to Our Business

Changes in interest rates may adversely affect our profitability and financial condition.

We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income. From an interest rate risk perspective, we have generally been liability sensitive, which indicates that liabilities generally re-price faster than assets.

In response to negative economic developments, the Federal Reserve Board’s Open Market Committee steadily reduced its federal funds rate target from 5.25% in September 2007 to between 0.00% and 0.25% currently, which has had the effect of reducing our cost of funds. Given our historic liability sensitivity, the decline in our cost of funds initially outpaced the decline in yield on our earning assets thereby having a positive impact on our net interest rate spread and net interest margin during the years preceding fiscal 2012. However, from fiscal 2012 through the six months ended December 31, 2014, the rate of reduction in our cost of interest-bearing liabilities slowed in relation to the continuing decline in the yield on our interest-earning assets. Consequently, our interest rate spread decreased by five basis points to 2.27% for the six months ended December 31, 2014 from 2.32% for the year ended June 30, 2014. Our net interest margin decreased five basis points to 2.39% for the six months ended December 31, 2014 from 2.44% for the year ended June 30, 2014. Our net interest rate spread decreased by two basis points to 2.32% for the year ended June 30, 2014 from 2.34% for the year ended June 30, 2013. Our net interest margin declined six basis points to 2.44% for the year ended June 30, 2014 from 2.50% for the year ended June 30, 2013. Our net interest spread declined 12 basis points during fiscal 2013 from 2.46% for the preceding fiscal year ended June 30, 2012. Our net interest margin declined 15 basis points during fiscal 2013 from 2.65% for the preceding fiscal year ended June 30, 2012.

We continue to be at risk of additional reductions in our net interest rate spread and net interest margin resulting from further declines in our yield on interest-earning assets that may outpace any subsequent reductions in our cost of funds. In particular, our ability to further reduce the cost of our interest-bearing deposits is increasingly limited given that most deposit offering rates are already well below 1.00% at December 31, 2014. Moreover, our liability sensitivity may adversely affect net income in the future when market interest rates ultimately increase from historical lows and our cost of interest-bearing liabilities rises faster than our yield on interest-earning assets.

Interest rates also affect how much money we lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities.

Changes in market interest rates could also reduce the value of our interest-earning assets including, but not limited to, our securities portfolio. In particular, the unrealized gains and losses on securities available for sale are reported, net of tax, in accumulated other comprehensive income which is a component of stockholders’ equity. As such, declines in the fair value of such securities resulting from increases in market interest rates may adversely affect stockholders’ equity.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the required amount of the allowance for loan losses, we evaluate certain loans individually and establish loan loss allowances for specifically identified impairments. For all non-impaired loans, including those not individually reviewed, we estimate losses and establish loan loss allowances based upon historical and environmental loss factors. If the assumptions used in our calculation methodology are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in further additions to our allowance. While our allowance for loan losses was 0.69% of total loans at December 31, 2014, significant additions to our allowance could materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

A significant portion of our assets consists of investment securities, which generally have lower yields than loans, and we classify a significant portion of our investment securities as available for sale, which creates potential volatility in our equity and may have an adverse impact on our net income.

As of December 31, 2014, our securities portfolio, which includes both mortgage-backed and non-mortgage-backed debt securities, totaled $1.35 billion, or 38.2% of our total assets. Investment securities typically have lower yields than loans. For the six months ended December 31, 2014, the weighted average yield of our investment securities portfolio was 2.06%, as compared to 4.19% for our loan portfolio. Accordingly, our net interest margin is lower than it would have been if a higher proportion of our interest-earning assets consisted of loans. Additionally, at December 31, 2014, $812.0 million, or 60.0% of our investment securities, are classified as available for sale and reported at fair value with unrealized gains or losses excluded from earnings and reported in other comprehensive income, which affects our reported equity. Accordingly, given the significant size of the investment securities portfolio classified as available for sale and due to possible mark-to-market adjustments of that portion of the portfolio resulting from market conditions, we may experience greater volatility in the value of reported equity. Moreover, given that we actively manage our investment securities portfolio classified as available for sale, we may sell securities which could result in a realized loss, thereby reducing our net income.

Our increased commercial lending exposes us to additional risk.

Our commercial loans increased to 62.6% of total loans at December 31, 2014 from 21.5% of total loans at June 30, 2010. Our commercial lending operations include commercial mortgages, multi-family loans and other non-residential mortgage loans. We intend to continue increasing our commercial lending as part of our planned transition from a traditional thrift to a full-service community bank. We have also increased our commercial lending staff and are seeking additional commercial lenders to help grow the commercial loan portfolio. Our increased commercial lending, however, exposes us to greater risks than one- to four-family residential lending. Unlike single-family, owner-occupied residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and are secured by real property whose value tends to be more easily ascertainable and realizable, the repayment of commercial loans typically is dependent on the successful operation and income stream of the borrower, which can be significantly affected by economic conditions, and are secured, if at all, by collateral that is more difficult to value or sell or by collateral which may depreciate in value. In addition, commercial loans generally carry larger balances to single borrowers or related groups of borrowers than one- to four-family mortgage loans, which increases the financial impact of a borrower’s default.

Our loan portfolio contains a significant portion of loans that are unseasoned. It is difficult to evaluate the future performance of unseasoned loans.

Our net loan portfolio has grown to $1.80 billion at December 31, 2014, from $1.00 billion at June 30, 2010. A portion of this increase is due to increases in commercial real estate and commercial business loans resulting from originations and from purchases of and participations in loans originated by other financial institutions. It is difficult to assess the future performance of these loans recently added to our portfolio because our relatively limited experience with such loans does not provide us with a significant payment history from which to evaluate future collectability. These loans may experience higher delinquency or charge-off levels than our historical loan portfolio experience, which could adversely affect our future performance.

Because we intend to continue to increase our commercial business loan originations, our credit risk will increase.

Kearny Bank historically has not had a significant portfolio of commercial business loans. We intend to increase our originations of commercial business loans, including C&I and SBA loans, which generally have more risk than one- to four-family residential mortgage loans. Since repayment of commercial business loans may depend on the successful operation of the borrower’s business, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Because we plan to continue to increase our originations of these loans, it may be necessary to increase the level of our allowance for loan losses because of the increased risk characteristics associated with these types of loans. Any such increase to our allowance for loan losses would adversely affect our earnings.

Kearny Bank’s reliance on brokered deposits could adversely affect its liquidity and operating results.

Among other sources of funds, we rely on brokered deposits to provide funds with which to make loans and provide for other liquidity needs. On December 31, 2014, brokered deposits totaled $248.3 million, or approximately 10.1% of total deposits. Kearny Bank’s primary source for brokered money market deposits is the Promontory Interfinancial Network’s (“Promontory”) Insured Network Deposits (“IND”), a brokered deposit network that is sourced by Promontory from large retail and institutional brokerage firms whose individual clients seek to have a portion of their investments held in interest-bearing accounts at FDIC-insured institutions. Our Promontory IND deposits totaled $229.8 million at December 31, 2014. These funds were augmented by a small portfolio of longer-term, brokered certificates of deposit acquired during fiscal 2014 whose balances remained stable at $18.5 million at December 31, 2014.

Generally brokered deposits may not be as stable as other types of deposits. In the future, those depositors may not replace their brokered deposits with us as they mature, or we may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or other sources of funds. Not being able to maintain or replace those deposits as they mature would adversely affect our liquidity. Paying higher deposit rates to maintain or replace brokered deposits would adversely affect our net interest margin and operating results.

We may be required to record additional impairment charges with respect to our investment securities portfolio.

We review our securities portfolio at the end of each quarter to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the impairment is other than temporary. If we conclude that the impairment is other than temporary, we are required to write down the value of that security. The “credit-related” portion of the impairment is recognized through earnings whereas the “noncredit-related” portion is generally recognized through other comprehensive income in the circumstances where the future sale of the security is unlikely.

At December 31, 2014, we had investment securities with fair values of approximately $1.36 billion on which we had approximately $10.5 million in gross unrealized losses. All unrealized losses on investment securities at December 31, 2014 represented temporary impairments of value. However, if changes in the expected cash flows of these securities and/or prolonged price declines result in our concluding in future periods that the impairment of these securities is other than temporary, we will be required to record an impairment charge against income equal to the credit-related impairment.

Our investments in corporate and municipal debt securities and collateralized loan obligations expose us to additional credit risks.

The composition and allocation of our investment portfolio has historically emphasized U.S. agency mortgage-backed securities and U.S. agency debentures. While such assets remain a significant component of our investment portfolio at December 31, 2014, recent enhancements to our investment policies, strategies and infrastructure have enabled us to diversify the composition and allocation of our securities portfolio. Such diversification has included investing in bank-qualified municipal obligations, bonds issued by financial institutions and collateralized loan obligations. Unlike U.S. agency securities, the municipal and corporate debt securities acquired are backed only by the credit of their issuers while investments in collateralized loan obligations generally rely on the structural characteristics of an individual tranche within a larger investment vehicle to protect the investor from credit losses arising from borrowers defaulting on the underlying securitized loans.

While we have invested primarily in investment grade securities, these securities are not backed by the federal government and expose us to a greater degree of credit risk than U.S. agency securities. Any decline in the credit quality of these securities exposes us to the risk that the market value of the securities could decrease which may require us to write down their value and could lead to a possible default in payment.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings would decrease.

At December 31, 2014, we had approximately $109.3 million in intangible assets on our balance sheet comprising $108.6 million of goodwill and $690,000 of core deposit intangibles. We are required to periodically test our goodwill and identifiable intangible assets for impairment. The impairment testing process considers a variety of factors, including the current market price of our common stock, the estimated net present value of our assets and liabilities, and information concerning the terminal valuation of similarly situated insured depository institutions. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment. If an impairment loss is recorded, it will have little or no impact on the tangible book value of our common stock or our regulatory capital levels, but recognition of such an impairment loss could significantly restrict Kearny Bank’s ability to make dividend payments to New Kearny and New Kearny’s ability to pay dividends to stockholders.

Recently enacted financial reform legislation could substantially increase our compliance burden and costs and necessitate changes in the conduct of our business.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is having a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act are being implemented over time. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear and may not be known for many years. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. In particular, the following provisions of the Dodd-Frank Act, among others, are impacting our operations and activities, both currently and prospectively:

•	elimination of the OTS as our primary federal regulator, which requires us to continue adapting to a new regulatory regime;

•	weakening of federal preemption standards applicable to Kearny Bank, which exposes us to additional state regulation;

•	changes in methodologies for calculating deposit insurance premiums and increases in required deposit insurance fund reserve levels, which could increase our deposit insurance expense;

•	application of regulatory capital requirements to New Kearny; and

•	imposition of comprehensive, new consumer protection requirements, which could substantially increase our compliance burden and potentially expose us to new liabilities.

Further, we may be required to invest significant management attention and resources to evaluate and continue to make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Strong competition within our market area may limit our growth and profitability.

Competition is intense within the banking and financial services industry in New Jersey and New York. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources, higher lending limits and offer services that we do not or cannot provide. This competition makes it more difficult for us to originate new loans and retain and attract new deposits. Price competition for loans may result in originating fewer loans, or earning less on our loans and price competition for deposits may result in a reduction of our deposit base or paying more on our deposits.

Our business is geographically concentrated in New Jersey and New York and a downturn in economic conditions within the region could adversely affect our profitability.

A substantial majority of our loans are to individuals and businesses in New Jersey and New York. A decline in the economy of the region could have an adverse impact on our earnings. We have a significant amount of real estate mortgages, such that continuing decreases in local real estate values may adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which may adversely influence our profitability.

The short-term and long-term impact of the changing regulatory capital requirements and new capital rules is uncertain.

The federal banking agencies have recently adopted proposals that have substantially amended the regulatory risk-based capital rules applicable to Kearny-Federal, New Kearny and Kearny Bank. The amendments implemented the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The new rules apply regulatory capital requirements to Kearny-Federal and New Kearny in addition to Kearny Bank. The amended rules included new minimum risk-based capital and leverage ratios, which became effective in January 2015, with certain requirements to be phased in beginning in 2016, and refined the definition of what constitutes “capital” for purposes of calculating those ratios.

The new minimum capital level requirements applicable to Kearny Bank include: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The amended rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital ratios, and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

The Basel III changes and other regulatory capital requirements will result in generally higher regulatory capital standards. The application of more stringent capital requirements to Kearny-Federal, New Kearny and Kearny Bank could, among other things, result in lower returns on invested capital, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could further limit our ability to make distributions, including paying out dividends or buying back shares.

A natural disaster could harm our business.

Natural disasters can disrupt our operations, result in damage to our properties, reduce or destroy the value of the collateral for our loans and negatively affect the local economies in which we operate, which could have a material adverse effect on our results of operations and financial condition. The occurrence of a natural disaster could result in one or more of the following: (i) an increase in loan delinquencies; (ii) an increase in problem assets and foreclosures; (iii) a decrease in the demand for our products and services; or (iv) a decrease in the value of the collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

Acts of terrorism and other external events could impact our ability to conduct business.

Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Additionally, the metropolitan New York area and northern New Jersey remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside Kearny-Federal, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and suffer damage to our reputation.

Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.

Our risk management framework is designed to minimize risk and loss to us. We seek to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. While we use a broad and diversified set of risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses as a result of our failure to properly anticipate and manage these risks.

We could be adversely affected by failure in our internal controls.

A failure in our internal controls could have a significant negative impact not only on our earnings, but also on the perception that customers, regulators and investors may have of us. We continue to devote a significant amount of effort, time and resources to continually strengthening our controls and ensuring compliance with complex accounting standards and banking regulations.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. We have established policies and procedures to prevent or limit the effect of system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from security breaches.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Acquisitions may disrupt our business and dilute stockholder value.

We regularly evaluate merger and acquisition opportunities with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. We would seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Future acquisitions of other banks, businesses, or branches may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions, including, among other things:

•	difficulty in estimating the value of the target company;

•	payment of a premium over book and market values that may dilute our tangible book value and earnings per share in the short and long term;

•	potential exposure to unknown or contingent liabilities of the target company;

•	exposure to potential asset quality problems of the target company;

•	potential volatility in reported income associated with goodwill impairment losses;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;

•	potential disruption to our business;

•	potential diversion of our management’s time and attention;

•	possible loss of key employees and customers of the target company; and

•	potential changes in banking or tax laws or regulations that may affect the target company.

Our inability to achieve profitability on new branches may negatively affect our earnings.

We have expanded our presence throughout our market area and we intend to pursue further expansion through de novo branching or the purchase of branches from other financial institutions. The profitability of our expansion strategy will depend on whether the income that we generate from the new branches will offset the increased expenses resulting from operating these branches. We expect that it may take a period of time before these branches can become profitable, especially in areas in which we do not have an established presence. During this period, the expense of operating these branches may negatively affect our net income.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In many cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of New Kearny and the outlook for the financial services industry in general. Price fluctuations in our common stock may be unrelated to our operating performance.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance.

We intend to invest between $281.0 million and $380.7 million of the net proceeds of the offering in Kearny Bank. We may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes. We also expect to use a portion of the net proceeds we retain to fund a loan to our employee stock ownership plan to purchase shares of common stock in the offering. Kearny Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and when we apply or reinvest such proceeds. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the OCC, the FDIC or the Federal Reserve Board. We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds. Our failure to utilize these funds effectively would reduce our profitability and may adversely affect the value of our common stock.

Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity will be low until we are able to leverage the additional capital we receive from the stock offering. Our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan(s) we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to be low, which may reduce the market price of our shares of common stock.

The contribution to the Foundation will dilute your ownership interest and adversely affect net income in 2015.

We intend to establish and fund the Foundation in connection with the conversion and offering. We intend to contribute to the Foundation 500,000 shares of our common stock and $5.0 million in cash such that the total contribution will equal $10.0 million. The contribution will have an adverse effect on our net income for the quarter and year in which we make the contribution to the Foundation. The after-tax expense of the contribution will reduce net income in fiscal 2015 by approximately $6.5 million. We had net income of $10.2 million for the year ended June 30, 2014. In addition, persons purchasing shares in the stock offering will have their ownership and voting interests in New Kearny diluted by up to 0.7% at the minimum of the valuation range due to contribution of shares of common stock to the Foundation.

Our contribution to the Foundation may not be tax deductible, which could reduce our profits.

We may not have sufficient profits to be able to fully use the tax deduction from our contribution to the Foundation. Pursuant to the Internal Revenue Code, an entity is permitted to deduct up to 10% of its taxable income (income before federal income taxes and charitable contributions) in any one year for charitable contributions. Any contribution in excess of the 10% limit may be deducted for federal income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period. We estimate that we would be able to deduct for federal income tax purposes all of the contribution to the Foundation over five years, although there can be no assurance of the amount and the timing of the deduction.

Our stock-based benefit plans will increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion, subject to stockholder approval, which will increase our annual compensation and benefit expenses related to the stock options and stock awards granted to participants under the stock-based benefit plan(s). The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted, the fair market value of our stock or options on the date of grant, the vesting period, and other factors which we cannot predict at this time. In the event we adopt a plan within 12 months following the conversion, the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock sold in the stock offering and issued to the Foundation. If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the conversion, our costs would increase further. We intend to adopt a stock-based benefit plan that would reserve for the exercise of stock options and the grant of stock awards a number of shares equal to 6% and 2.5%, respectively, of the shares sold in the stock offering and issued to the Foundation.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the offering for shares purchased in the offering has been estimated to be approximately $8.1 million ($5.8 million after tax) at the maximum of the offering range assuming the employee stock ownership plan purchases 5% of the shares of common stock sold in the offering and issued to the Foundation as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion.”

The implementation of stock-based benefit plans may dilute your ownership interest. Historically, stockholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance. While our intention is to fund the new stock-based benefit plan through open market purchases, stockholders would experience a 6.2% dilution in ownership interest at the maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in amounts equal to 6% and 2.5%, respectively, of the shares sold in the offering and issued to the Foundation. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan is expected to be limited to 10% and 4%, respectively, of the shares sold in the stock offering and issued to the Foundation. In the event we adopt a plan more than 12 months following the conversion, the plan would not be subject to these limitations and stockholders could experience greater dilution.

Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

Various factors, including our articles of incorporation and bylaws, and Maryland and federal law, will make takeover attempts more difficult to achieve.

Our board of directors has no current intention to sell control of New Kearny. Our articles of incorporation and bylaws include certain provisions which will make it more difficult for companies or persons to acquire control of New Kearny without the consent of our board of directors, such as (i) a prohibition on any beneficial owner voting in excess of 10% of New Kearny’s common stock, (ii) supermajority voting requirements to remove directors for cause and amend certain provisions of the articles of incorporation and bylaws and (iii) provisions requiring advance notice of stockholder proposals and director nominations. For further information, see “Restrictions on Acquisition of New Kearny.”

Additionally, provisions of Maryland law, such as a five-year prohibition on business combinations with interested stockholders, and federal regulations, such as a three-year prohibition on acquiring more than 10% of the voting stock of New Kearny, as well as shares of restricted stock and stock options that we have granted or may grant to employees and directors and stock ownership by our management and directors, and various other factors will also make it more difficult for companies or persons to acquire control of New Kearny without the consent of our board of directors. You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock. For additional information, see “Restrictions on Acquisition of New Kearny,” and “Management—Benefits to be Considered Following Completion of the Conversion.”

You may not revoke your decision to purchase New Kearny common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a syndicated or firm commitment offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond May 30, 2015, or the number of shares to be sold in the offering is increased to more than 78,775,000 shares or decreased to fewer than 58,225,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors or certain borrowers of Kearny Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of Kearny-Federal and its subsidiaries for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding Kearny-Federal contained elsewhere in this prospectus, including the audited consolidated financial statements. The information at June 30, 2014 and 2013, and for the years ended June 30, 2014, 2013 and 2012 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at June 30, 2012, 2011 and 2010 and for the years ended June 30, 2011 and 2010 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at December 31, 2014 and for the six months ended December 31, 2014 and 2013 is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the six months ended December 31, 2014 are not necessarily indicative of the results to be achieved for all of fiscal 2015 or for any other period.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(In Thousands)
Balance Sheet Data:
Assets	$3,547,869	$3,510,009	$3,145,360	$2,937,006	$2,904,136	$2,339,813
Net loans receivable	1,801,487	1,729,084	1,349,975	1,274,119	1,256,584	1,005,152
Mortgage-backed securities available for sale	391,548	437,223	780,652	1,230,104	1,060,247	703,455
Mortgage-backed securities held to maturity	322,529	295,658	101,114	1,090	1,345	1,700
Debt securities available for sale	420,458	407,898	300,122	12,602	44,673	29,497
Debt securities held to maturity	219,906	216,414	210,015	34,662	106,467	255,000
Cash and cash equivalents	96,436	135,034	127,034	155,584	222,580	181,422
Goodwill	108,591	108,591	108,591	108,591	108,591	82,263
Deposits	2,464,845	2,479,941	2,370,508	2,171,797	2,149,353	1,623,562
Borrowings	563,002	512,257	287,695	249,777	247,642	210,000
Total stockholders’ equity	493,234	494,676	467,707	491,617	487,874	485,926

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
	(In Thousands, Except Percentage and Per Share Amounts)
Summary of Operations:
Interest income	$51,610	$47,233	$95,819	$88,258	$98,549	$100,376	$93,108
Interest expense	12,512	10,562	21,998	22,001	28,369	32,216	36,321

Net interest income	39,098	36,671	73,821	66,257	70,180	68,160	56,787
Provision for loan losses	2,590	1,727	3,381	4,464	5,750	4,628	2,616

Net interest income after provision for loan losses	36,508	34,944	70,440	61,793	64,430	63,532	54,171
Non-interest income, excluding asset gains, losses and write downs	3,428	3,510	6,967	6,179	4,767	3,640	2,413
Non-interest income (loss) from asset gains, losses and write downs	(130)	280	1,156	10,209	(2,622)	1,207	291
Debt extinguishment expenses	—	—	—	8,688	—	—	—
Other non-interest expenses	33,291	30,839	64,158	60,737	58,721	56,242	45,100

Income before income taxes	6,515	7,895	14,405	8,756	7,854	12,137	11,775
Provisions for income taxes	1,423	2,322	4,217	2,250	2,776	4,286	4,963

Net income	$5,092	$5,573	$10,188	$6,506	$5,078	$7,851	$6,812

Share and Per Share Data:
Net income per share:
Basic	$0.08	$0.08	$0.16	$0.10	$0.08	$0.12	$0.10
Diluted	0.08	0.08	0.16	0.10	0.08	0.12	0.10
Weighted average number of common shares outstanding:
Basic	67,009	65,851	65,796	66,152	66,495	67,118	67,920
Diluted	67,185	65,851	65,836	66,152	66,495	67,118	67,920
Cash dividends per share(1)	$—	$—	$—	$—	$0.15	$0.20	$0.20
Dividend payout ratio(2)	—	—	—	—	54.60%	41.00%	53.70%

(1)	Excludes dividends waived by Kearny MHC.
(2)	Represents cash dividends paid divided by net income.

	At or For the Six Months Ended December 31,		At or For the Years Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
Performance Ratios:
Return on average assets (net income divided by average total assets)(2)	0.29%	0.35%	0.31%	0.22%	0.17%	0.29%	0.31%
Return on average equity (net income divided by average equity)(2)	2.05	2.39	2.17	1.33	1.04	1.63	1.42
Net interest rate spread(2)	2.27	2.35	2.32	2.34	2.46	2.56	2.45
Net interest margin(2)	2.39	2.47	2.44	2.50	2.65	2.80	2.83
Average interest-earning assets to average interest-bearing liabilities	116.72	117.03	116.81	118.83	117.90	117.38	120.88
Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income)	78.52	76.22	78.30	84.00	81.19	77.04	75.81
Non-interest expense to average assets	1.88	1.91	1.96	2.38	2.02	2.10	2.04
Asset Quality Ratios:
Non-performing loans to total loans	1.38	1.67	1.45	2.27	2.61	2.76	2.13
Non-performing assets to total assets	0.76	0.87	0.77	1.05	1.27	1.46	0.93
Net charge-offs to average loans outstanding(2)	0.27	0.15	0.12	0.28	0.59	0.12	0.05
Allowance for loan losses to total loans	0.69	0.74	0.71	0.80	0.79	0.93	0.84
Allowance for loan losses to non-performing loans	50.37	44.37	48.96	35.24	30.20	33.65	39.70
Capital Ratios:
Average equity to average assets	14.05	14.46	14.29	16.70	16.75	17.94	21.66
Equity to assets at period end	13.90	14.25	14.09	14.87	16.74	16.80	20.77
Tangible equity to tangible assets at year end(1)	11.17	11.28	11.33	11.81	13.52	13.54	17.88

(1)	Tangible equity equals total stockholders’ equity reduced by goodwill and core deposit intangible assets.
(2)	Data for six-month periods is annualized.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	demand for loans and deposits in our market area;

•	our ability to implement and changes in our business strategies;

•	competition among depository and other financial institutions;

•

inflation and changes in the interest rate environment that reduce our margins and yields, or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses and prepayments on loans we have made and make whether held in portfolio or sold in the secondary markets;

•	adverse changes in the securities markets;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	our ability to manage market risk, credit risk and operational risk in the current economic conditions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•

our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we have acquired or may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	changes in consumer spending, borrowing and savings habits;

•

changes in accounting policies and practices, as may be adopted by bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	our ability to retain key employees;

•	technological changes;

•	significant increases in our loan losses; and

•	changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 15.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $561.9 million and $761.4 million.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 per share of
	58,225,000 Shares		68,500,000 Shares		78,775,000 Shares
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$582,250		$685,000		$787,750
Less offering expenses	20,333		23,365		26,396

Net offering proceeds	561,917	100.0%	661,635	100.0%	761,354	100.0%

Distribution of net proceeds:
Contribution to Kearny Bank	280,958	50.0%	330,818	50.0%	380,677	50.0%
Cash contribution to the Foundation	5,000	0.9	5,000	0.8	5,000	0.7
To fund loan to employee stock ownership plan	29,363	5.2	34,500	5.2	39,638	5.2

Retained by New Kearny(1)	$246,596	43.9%	$291,317	44.0%	$336,039	44.1%

(1)	In the event the stock-based benefit plan providing for stock awards and stock options is approved by stockholders, and assuming shares are purchased for the stock awards and options at $10.00 per share, an additional $49.9 million, $58.7 million and $67.4 million, respectively, of net proceeds will be used by New Kearny. In this case, the net proceeds retained by New Kearny would be $196.7 million, $232.7 million and $268.7 million, respectively, at the minimum, midpoint and maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Kearny Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if fewer shares were sold in the subscription and community offerings and more in the syndicated or firm commitment offering than we have assumed.

New Kearny may use the proceeds it retains from the offering:

•	to invest in securities;

•	to pay cash dividends to stockholders;

•	to repurchase shares of our common stock;

•	to finance the acquisition of financial institutions, although we do not currently have any agreements or understandings regarding any specific acquisition transaction; and

•	for other general corporate purposes.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under current federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund restricted stock plans (which would require notification to the Federal Reserve Board) or tax qualified employee stock benefit plans.

Kearny Bank may use the net proceeds it receives from the offering:

•	to invest in securities;

•	to fund new loans;

•	to enhance existing products and services and to support the development of new products and services;

•

to expand its retail banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies as opportunities arise, although we do not currently have any understandings or agreements to acquire a financial institution or other entity; and

•	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. We have not determined specific amounts of the net proceeds that would be used for the purposes described above. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of potential acquisitions to expand our operations, and overall market conditions. The use of the proceeds may also change depending on our ability to receive regulatory approval to establish new branches or acquire other financial institutions.

We expect our return on equity to be low until we are able to reinvest effectively the additional capital raised in the offering. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Risks Related to the Offering—Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance” and “—Our return on equity will be low following the stock offering. This could negatively affect the trading price of our shares of common stock.”

OUR DIVIDEND POLICY

After the completion of the conversion, we intend to pay cash dividends on a quarterly basis. Initially, we expect the quarterly dividends to be $0.02 per share, which equals $0.08 per share on an annualized basis and an annual yield of 0.8% based on a price of $10.00 per share.

The dividend rate and the initial and continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that any such dividends will not be reduced or eliminated in the future.

New Kearny will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by New Kearny in connection with the conversion. The source of dividends will depend on the net proceeds retained by New Kearny and earnings thereon, and dividends from Kearny Bank. In addition, New Kearny will be subject to state law limitations and federal bank regulatory policy on the payment of dividends. Maryland law generally limits dividends if the corporation would not be able to pay its debts in the usual course of business after giving effect to the dividend or if the corporation’s total assets would be less than the corporation’s total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

After the completion of the conversion, Kearny Bank will not be permitted to pay dividends on its capital stock to New Kearny, its sole stockholder, if Kearny Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Kearny Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. Kearny Bank must file an application with the OCC for approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Kearny Bank’s net income for that year to date plus its retained net income for the preceding two years or Kearny Bank would not be at least adequately capitalized following the distribution. A savings institution that is a subsidiary of a savings and loan holding company, such as Kearny Bank, must file notice with the Federal Reserve Board and an application or a notice with the OCC at least thirty days before making a capital distribution, such as paying a dividend to New Kearny.

Any payment of dividends by Kearny Bank to New Kearny that would be deemed to be drawn from Kearny Bank’s bad debt reserves established prior to calendar 1988, if any, would require a payment of taxes at the then-current tax rate by Kearny Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Kearny Bank does not intend to make any distribution that would create such a federal tax liability. See “The Conversion and Offering—Liquidation Rights.” For further information concerning additional federal law and regulations regarding the ability of Kearny Bank to make capital distributions, including the payment of dividends to New Kearny, see “Taxation—Federal Taxation” and “Supervision and Regulation—Regulation of Kearny Bank—Dividend and Other Capital Distribution Limitations.”

We will file a consolidated federal tax return with Kearny Bank. Accordingly, it is anticipated that any cash distributions made by us to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes. Additionally, pursuant to Federal Reserve Board regulations, during the three-year period following the conversion, we will not make any capital distribution to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

Kearny-Federal’s common stock is currently listed on the Nasdaq Global Select Market under the symbol “KRNY.” Upon completion of the conversion, we expect the shares of common stock of New Kearny will replace the existing shares of Kearny-Federal and trade on the Nasdaq Global Select Market under the symbol “KRNY.” In order to list our stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. As of March 13, 2015, Kearny-Federal had approximately 27 registered market makers in its common stock. Sandler O’Neill & Partners, L.P. has advised us that they intend to make a market in our common stock following the offering, but are under no obligation to do so.

The following table sets forth the high and low trading prices for shares of Kearny-Federal common stock for the periods indicated, as obtained from the Nasdaq Stock Market. We discontinued paying cash dividends on our common stock beginning in the fourth quarter of fiscal 2012 pursuant to new regulatory requirements associated with the waiver of dividends by Kearny MHC. As of the close of business on March 13, 2015, there were 67,375,247 shares of common stock outstanding, including 15,414,910 publicly held shares (shares held by stockholders other than Kearny MHC), and approximately 3,218 stockholders of record.

	High	Low
Fiscal Year 2015
Quarter ended March 31, 2015 (through March 11, 2015)	$13.87	$13.00
Quarter ended December 31, 2014	$14.98	$12.63
Quarter ended September 30, 2014	$16.23	$13.32

Fiscal Year 2014
Quarter ended June 30, 2014	$15.55	$12.97
Quarter ended March 31, 2014	$15.49	$10.91
Quarter ended December 31, 2013	$11.99	$10.10
Quarter ended September 30, 2013	$11.05	$9.19

Fiscal Year 2013
Quarter ended June 30, 2013	$10.56	$9.50
Quarter ended March 31, 2013	$10.67	$9.63
Quarter ended December 31, 2012	$9.92	$8.66
Quarter ended September 30, 2012	$9.99	$9.40

On September 3, 2014, the business day immediately preceding the public announcement of the conversion, and on March 11, 2015, the closing prices of Kearny-Federal common stock as reported on the Nasdaq Global Select Market were $15.60 per share and $13.52 per share, respectively. On the effective date of the conversion, all publicly held shares of Kearny-Federal common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of New Kearny common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Options to purchase shares of Kearny-Federal common stock will be converted into options to purchase a number of shares of New Kearny common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2014, Kearny Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Kearny Bank at December 31, 2014, and the pro forma equity capital and regulatory capital of Kearny Bank, after giving effect to the sale of shares of common stock at $10.00 per share. Effective January 1, 2015, the well capitalized threshold for the Tier 1 risk-based capital requirement was increased from 6.0% to 8.0%. Additionally, effective January 1, 2015, a new capital standard, common equity tier 1 risk-based capital, was implemented with a 6.5% ratio requirement for a financial institution to be considered well capitalized. The table below reflects these newly implemented regulatory capital requirements and calculation methodology as if they were in effect at December 31, 2014. The table assumes the receipt by Kearny Bank of 50% of the net offering proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Kearny Bank Historical at December 31, 2014		Pro Forma at December 31, 2014, Based Upon the Sale in the Offering of(1)
			58,225,000 Shares		68,500,000 Shares		78,775,000 Shares
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(3)	Amount	Percent of Assets(2)
	(Dollars in thousands)
Equity	$469,239	13.24%	$706,153	18.46%	$748,307	19.31%	$790,459	20.14%

Tier 1 leverage capital	$362,012	10.55%	$598,926	16.13%	$641,080	17.03%	$683,232	17.92%
Leverage requirement	171,645	5.00	185,693	5.00	188,186	5.00	190,679	5.00

Excess	$190,367	5.55%	$413,233	11.13%	$452,894	12.03%	$492,553	12.92%

Tier 1 risk-based capital(3)	$362,012	18.90%	$598,926	30.38%	$641,080	32.36%	$683,232	34.31%
Risk-based requirement	153,208	8.00	157,704	8.00	158,501	8.00	159,299	8.00

Excess	$208,804	10.90%	$441,222	22.38%	$482,579	24.36%	$523,933	26.31%

Total risk-based capital(3)	$374,596	19.56%	$611,510	31.02%	$653,664	32.99%	$695,816	34.94%
Risk-based requirement	191,510	10.00	197,129	10.00	198,127	10.00	199,124	10.00

Excess	$183,086	9.56%	$414,381	21.02%	$455,537	22.99%	$496,692	24.94%

Common equity tier 1 risk-based capital(3)	$362,012	18.90%	$598,926	30.38%	$641,080	32.36%	$683,232	34.31%
Risk-based requirement	124,482	6.50	128,134	6.50	128,782	6.50	129,430	6.50

Excess	$237,530	12.40%	$470,792	23.88%	$512,298	25.86%	$553,802	27.81%

Reconciliation of capital infused into Kearny Bank:
Net proceeds			$280,958		$330,818		$380,677
Less: Common stock acquired by employee stock ownership plan			(29,363)		(34,500)		(39,638)
Less: Common stock acquired by stock-based benefit plan			(14,681)		(17,250)		(19,819)

Pro forma increase			$236,914		$279,068		$321,220

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 5.0% of the shares of common stock sold in the stock offering and issued to the Foundation with funds New Kearny lends to such plan. Pro forma generally accepted accounting principles (“GAAP”) capital and regulatory capital have been reduced by the amount required to fund this plan. See “Management” for a discussion of the employee stock ownership plan.
(2)	Equity and Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Effective January 1, 2015, consolidated regulatory capital requirements identical to those applicable to the subsidiary depository institutions became applicable to savings and loan holding companies, such as Kearny-Federal. The table below sets forth the historical equity capital and regulatory capital of Kearny-Federal at December 31, 2014, and the pro forma equity capital and regulatory capital of New Kearny, after giving effect to the sale of shares of common stock at $10.00 per share. At December 31, 2014, Kearny-Federal would have exceeded all of the applicable consolidated regulatory capital requirements and would have been considered “well capitalized.” The table below reflects these newly implemented consolidated regulatory capital requirements and calculation methodology as if they were in effect at December 31, 2014. The newly implemented regulatory capital requirements and calculation methodology for Kearny Bank, as mentioned in the table above, are also applicable to savings and loan holding companies. The table below assumes New Kearny will invest 50% of the net offering proceeds in Kearny Bank, use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Kearny-Federal Historical at December 31, 2014		Pro Forma at December 31, 2014, Based Upon the Sale in the Offering of(1)
			58,225,000 Shares		68,500,000 Shares		78,775,000 Shares
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(3)	Amount	Percent of Assets(2)
	(Dollars in thousands)
Equity	$493,234	13.90%	$1,011,107	24.60%	$1,103,119	26.21%	$1,195,131	27.73%

Tier 1 leverage capital	$386,006	11.23%	$903,879	22.61%	$995,891	24.30%	$1,087,903	25.92%
Leverage requirement	171,817	5.00	199,912	5.00	204,898	5.00	209,884	5.00

Excess	$214,189	6.23%	$703,967	17.61%	$790,993	19.30%	$878,019	20.92%

Tier 1 risk-based capital(3)	$386,006	20.13%	$903,879	44.54%	$995,891	48.59%	$1,087,903	52.57%
Risk-based requirement	153,371	8.00	162,361	8.00	163,957	8.00	165,552	8.00

Excess	$232,635	12.13%	$741,518	36.54%	$831,934	40.59%	$922,351	44.57%

Total risk-based capital(3)	$398,590	20.79%	$916,463	45.16%	$1,008,475	49.21%	$1,100,487	53.18%
Risk-based requirement	191,713	10.00	202,952	10.00	204,946	10.00	206,940	10.00

Excess	$206,877	10.79%	$713,511	35.16%	$803,529	39.21%	$893,547	43.18%

Common equity tier 1 risk-based capital(3)	$386,006	20.13%	$903,879	44.54%	$995,891	48.59%	$1,087,903	52.57%
Risk-based requirement	124,614	6.50	131,918	6.50	133,215	6.50	134,511	6.50

Excess	$261,392	13.63%	$771,961	38.04%	$862,676	42.09%	$953,312	46.07%

Reconciliation of consolidated capital raised by New Kearny:
Net proceeds			$561,917		$661,635		$761,354
Less: Common stock acquired by employee stock ownership plan			(29,363)		(34,500)		(39,638)
Less: Common stock acquired by stock-based benefit plan			(14,681)		(17,250)		(19,819)

Pro forma increase			$517,873		$609,885		$701,897

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 5.0% of the shares of common stock sold in the stock offering and issued to the Foundation with funds New Kearny lends to such plan. Pro forma generally accepted accounting principles (“GAAP”) capital and regulatory capital have been reduced by the amount required to fund this plan. See “Management” for a discussion of the employee stock ownership plan.
(2)	Equity and Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Kearny-Federal at December 31, 2014 and the pro forma consolidated capitalization of New Kearny after giving effect to the conversion and offering based upon the assumptions set forth in the “Pro Forma Data” section.

	Kearny-Federal Historical at December 31, 2014	Pro Forma at December 31, 2014 Based Upon the Sale in the Offering at $10.00 per share of
		58,225,000 Shares	68,500,000 Shares	78,775,000 Shares
	(Dollars in thousands)
Deposits(1)	$2,464,845	$2,464,845	$2,464,845	$2,464,845
Borrowed funds	563,002	563,002	563,002	563,002

Total deposits and borrowed funds	$3,027,847	$3,027,847	$3,027,847	$3,027,847

Stockholders’ equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized (post-conversion)(2)	$—	$—	$—	$—
Common stock, $0.01 par value, 800,000,000 shares authorized (post-conversion); shares to be issued as reflected(2)(3)	7,378	760	893	1,026
Additional paid-in capital(2)	225,404	725,404	824,989	924,576
MHC capital contribution	—	217	217	217
Retained earnings(4)	341,447	341,447	341,447	341,447
Less:
Accumulated other comprehensive loss	(4,308)	(4,308)	(4,308)	(4,308)
Treasury stock	(73,535)	—	—	—
After-tax expense of contribution to the Foundation(5)	—	(6,500)	(6,500)	(6,500)
Common stock held by employee stock ownership plan(6)	(3,152)	(32,515)	(37,652)	(42,790)
Common stock to be acquired by stock-based benefit plan(7)	—	(14,681)	(17,250)	(19,819)

Total stockholders’ equity	$493,234	$1,009,824	$1,101,836	$1,193,849

Pro Forma Shares Outstanding
Shares offered for sale	—	58,225,000	68,500,000	78,775,000
Exchange shares issued	—	17,267,987	20,315,278	23,362,570
Shares issued to the Foundation	—	500,000	500,000	500,000

Total shares outstanding	67,375,247	75,992,987	89,315,278	102,637,570

Total stockholders’ equity as a percentage of total assets(1)	13.90%	24.85%	26.51%	28.10%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.
(2)	Kearny-Federal currently has 25,000,000 authorized shares of preferred stock and 75,000,000 authorized shares of common stock, par value $0.10 per share. On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the par value and number of shares of New Kearny common stock to be outstanding.
(3)	No effect has been given to the issuance of additional shares of New Kearny common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount of 6%, subject to a limit up to 10%, of the shares of New Kearny common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans. No effect has been given to the exercise of options currently outstanding. See “Management.”
(4)	The retained earnings of Kearny Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Regulation of Kearny Bank—Dividend and Other Capital Distribution Limitations.”
(5)	Represents the expense of the contribution to the Foundation based on a 35.0% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for our charitable contribution equal to 10% of our annual taxable income, subject to our ability to carry forward for Federal or state purposes any unused portion of the deduction for the five years following the year in which the contribution is made.

(footnotes continue on following page)

(continued from previous page)

(6)	Assumes that 5% of the shares sold in the offering and issued to the foundation will be acquired by the employee stock ownership plan financed by a loan from New Kearny. The loan will be repaid principally from Kearny Bank’s contributions to the employee stock ownership plan. Since New Kearny will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on New Kearny’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.
(7)	Assumes a number of shares of common stock equal to 2.5% of the shares of common stock to be sold in the offering and issued to the Foundation will be purchased for grant by one or more stock-based benefit plans. The funds to be used by the plan to purchase the shares will be provided by New Kearny. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. New Kearny will accrue compensation expense to reflect the vesting of shares pursuant to the plan and will credit capital in an amount equal to the charge to operations. Implementation of the plan will require stockholder approval.

PRO FORMA DATA

The following tables summarize historical data of Kearny-Federal and pro forma data of New Kearny at and for the six months ended December 31, 2014 and at and for the year ended June 30, 2014. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds in the tables are based upon the following assumptions:

•	50% of all shares of common stock will be sold in the subscription and community offerings and 50% will be sold in the syndicated or firm commitment offering;

•	our executive officers and directors, and their associates, will purchase 249,500 shares of common stock;

•

our employee stock ownership plan will purchase 5% of the shares of common stock sold in the offering and issued to the Foundation with a loan from New Kearny. The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 20 years. Interest income that we earn on the loan will offset the interest paid by Kearny Bank;

•	we will pay Sandler O’Neill & Partners, L.P. a fee equal to 1% of the aggregate amount of common stock sold in the subscription and community offerings;

•

we will pay Sandler O’Neill & Partners, L.P. and any other broker-dealers participating in the syndicated or firm commitment offering an aggregate fee, or underwriting discount, as applicable, of 5% of the aggregate dollar amount of the common stock sold in the syndicated or firm commitment offering;

•

no fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares or shares contributed to the Foundation; and

•	total expenses of the offering, other than the fees and commissions to be paid to Sandler O’Neill & Partners, L.P. and other broker-dealers, will be $3.18 million.

We calculated pro forma consolidated net income for the six months ended December 31, 2014 and for the year ended June 30, 2014 as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 1.65% (1.07% on an after-tax basis). These figures represent the yield on the five-year U.S. Treasury Note as of December 31, 2014, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulations.

We further believe that the reinvestment rate is factually supportable because:

•	the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•	we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma tables give effect to the implementation of one or more stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 2.5% of the shares of common stock sold in the stock offering and issued to the Foundation at the same price for which they were sold in the stock offering. We assume that awards of common stock granted under the plans vest over a five-year period.

We have also assumed that options will be granted under the stock-based benefit plans to acquire shares of common stock equal to 6% of the shares of common stock sold in the stock offering and issued to the Foundation. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $2.23 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 14.56% for the shares of common stock, a dividend yield of 0.8%, an expected option term of 10 years and a risk-free rate of return of 2.17%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and issued to the Foundation and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering. We intend to adopt a stock-based benefit plan that would reserve for the exercise of stock options and the grant of stock awards a number of shares equal to 6% and 2.5%, respectively, of the shares sold in the stock offering and issued to the Foundation.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Kearny Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•	withdrawals from deposit accounts to purchase shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the offering at the dates on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities. The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Kearny Bank, to the tax effect of the recapture of the bad debt reserve. See “The Conversion and Offering—Liquidation Rights.”

	At or for the Six Months Ended December 31, 2014 Based upon the Sale at $10.00 per share of
	58,225,000 Shares	68,500,000 Shares	78,775,000 Shares
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$582,250	$685,000	$787,750
Market value of shares issued to the Foundation	5,000	5,000	5,000
Market value of shares issued in the exchange	172,680	203,153	233,626

Pro forma market capitalization	$759,930	$893,153	$1,026,376

Gross proceeds of offering	$582,250	$685,000	$787,750
Expenses	(20,333)	(23,365)	(26,396)

Estimated net proceeds	561,917	661,635	761,354
Common stock purchased by employee stock ownership plan	(29,363)	(34,500)	(39,638)
Cash contributed to the Foundation	(5,000)	(5,000)	(5,000)
Common stock purchased by stock-based benefit plan	(14,681)	(17,250)	(19,819)

Estimated net proceeds, as adjusted	$512,873	$604,885	$696,898

For the Six Months December 31, 2014
Consolidated net earnings:
Historical	$5,092	$5,092	$5,092
Pro forma adjustment for existing ESOP(1)	685	685	685

Historical as adjusted	5,777	5,777	5,777
Income on adjusted net proceeds	2,750	3,244	3,737
Income on mutual holding company asset contribution	1	1	1
Employee stock ownership plan(1)	(535)	(628)	(722)
Stock awards(2)	(954)	(1,121)	(1,288)
Stock options(3)	(717)	(842)	(968)

Pro forma net income(4)(5)	$6,322	$6,431	$6,537

Earnings per share(4):
Historical	$0.07	$0.06	$0.05
Pro forma adjustment for existing ESOP	0.01	0.01	0.01

Historical, as adjusted	0.08	0.07	0.06
Income on adjusted net proceeds	0.04	0.04	0.04
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan(1)	(0.01)	(0.01)	(0.01)
Stock awards(2)	(0.01)	(0.01)	(0.01)
Stock options(3)	(0.01)	(0.01)	(0.01)

Pro forma earnings per share(4)(5)	$0.09	$0.08	$0.07

Offering price to pro forma net earnings per share (annualized)	55.56x	62.50x	71.43x
Number of shares used in earnings per share calculations	72,785,889	85,546,517	98,307,147
At December 31, 2014
Stockholders’ equity:
Historical	$493,234	$493,234	$493,234
Estimated net proceeds	561,917	661,635	761,354
Equity increase from the mutual holding company	217	217	217
Stock contribution to the Foundation	5,000	5,000	5,000
Tax benefit of contribution of the Foundation	3,500	3,500	3,500
Common stock acquired by employee stock ownership plan(1)	(29,363)	(34,500)	(39,638)
Common stock acquired by stock-based benefit plan(2)	(14,681)	(17,250)	(19,819)
Contribution to the Foundation	(10,000)	(10,000)	(10,000)

Pro forma stockholders’ equity	$1,009,824	$1,101,836	$1,193,849

Intangible assets	$(109,281)	$(109,281)	$(109,281)

Pro forma tangible stockholders’ equity(6)	$900,543	$992,555	$1,084,568

	At or for the Six Months Ended December 31, 2014 Based upon the Sale at $10.00 Per Share of
	58,225,000 Shares	68,500,000 Shares	78,775,000 Shares
	(Dollars in thousands, except per share amounts)
Stockholders’ equity per share(7):
Historical	$6.50	$5.52	$4.81
Estimated net proceeds	7.39	7.41	7.42
Equity increase from the mutual holding company	—	—	—
Stock contribution to the Foundation	0.07	0.05	0.05
Tax benefit of contribution of the Foundation	0.05	0.04	0.03
Common stock acquired by employee stock ownership plan(1)	(0.39)	(0.39)	(0.39)
Common stock acquired by stock-based benefit plan(2)	(0.19)	(0.19)	(0.19)
Contribution to the Foundation	(0.13)	(0.11)	(0.10)

Pro forma stockholders’ equity per share(6)(7)	$13.29	$12.33	$11.63

Intangible assets	$(1.44)	$(1.22)	$(1.06)

Pro forma tangible stockholders’ equity per share(6)(7)	$11.85	$11.11	$10.57

Offering price as percentage of pro forma stockholders’ equity per share	75.24%	81.10%	85.98%
Offering price as percentage of pro forma tangible stockholders’ equity per share	84.39%	90.01%	94.61%
Number of shares outstanding for pro forma book value per share calculations	75,992,987	89,315,278	102,637,570

(1)	Assumes that 5% of the shares of common stock sold in the offering and issued to the Foundation will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Kearny. The table also assumes that the outstanding loan with respect to shares of Kearny-Federal held by the existing ESOP will be refinanced and consolidated with the new loan from New Kearny. At December 31, 2014, the existing ESOP had 315,195 unearned shares remaining. Kearny Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Kearny Bank’s total annual payments on the employee stock ownership plan debt are based upon twenty equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Kearny Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 35.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 82,233, 96,635 and 111,037 shares were committed to be released during the six month period at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(2)	Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 2.5% of the shares to be sold in the offering and issued to the Foundation. Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from New Kearny or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Kearny. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 10% of the amount contributed to the plan is amortized as an expense during the six months ended December 31, 2014, and (iii) the plan expense reflects an effective combined federal and state tax rate of 35.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 2.5% of the shares sold in the offering and issued to the Foundation) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 1.9%.
(3)

Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 6% of the shares to be sold in the offering and issued to the Foundation. Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $2.23 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 35.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 4.4%.
(4)	Per share figures include publicly held shares of Kearny-Federal common stock that will be exchanged for shares of New Kearny common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and issued to the Foundation and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release. See note 1. The number of shares of common stock actually sold and issued to the Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.
(5)	Pro forma net income does not give effect to the nonrecurring expense that would be expected to be recognized in the six months ended December 31, 2014 as a result of the contribution of cash and shares of common stock to the Foundation.
(6)	The retained earnings of Kearny Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”
(7)	Per share figures include publicly held shares of Kearny-Federal common stock that will be exchanged for shares of New Kearny common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of shares assumed to be sold in the offering, (ii) shares to be issued to the Foundation and (iii) the number of shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1202, 1.3179 and 1.5156 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold, issued to the Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.

	At or for the Year Ended June 30, 2014 Based upon the Sale at $10.00 Per Share of
	58,225,000 Shares	68,500,000 Shares	78,775,000 Shares
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$582,250	$685,000	$787,750
Market value of shares issued to the Foundation	5,000	5,000	5,000
Market value of shares issued in the exchange	172,680	203,153	233,626

Pro forma market capitalization	$759,930	$893,153	$1,026,376

Gross proceeds of offering	$582,250	$685,000	$787,750
Expenses	(20,333)	(23,365)	(26,396)
Estimated net proceeds	561,917	661,635	761,354
Common stock purchased by employee stock ownership plan	(29,363)	(34,500)	(39,638)
Cash contributed to the Foundation	(5,000)	(5,000)	(5,000)
Common stock purchased by stock-based benefit plan	(14,681)	(17,250)	(19,819)

Estimated net proceeds, as adjusted	$512,873	$604,885	$696,898

For the Year Ended June 30, 2014
Consolidated net earnings:
Historical	$10,188	$10,188	$10,188
Pro forma adjustment for existing ESOP(1)	1,132	1,132	1,132

Historical as adjusted	$11,320	11,320	11,320
Income on adjusted net proceeds	5,501	6,487	7,474
Income on mutual holding company asset contribution	2	2	2
Employee stock ownership plan(1)	(1,069)	(1,256)	(1,443)
Stock awards(2)	(1,909)	(2,243)	(2,577)
Stock options(3)	(1,434)	(1,685)	(1,936)

Pro forma net income(4)(5)	$12,411	$12,626	$12,840

Earnings per share(4):
Historical	$0.14	$0.12	$0.10
Pro forma adjustment for existing ESOP	0.01	0.01	0.01

Historical as adjusted	0.15	0.13	0.11
Income on adjusted net proceeds	0.08	0.08	0.08
Income on mutual holding company asset contribution	—	—	—
Employee stock ownership plan(1)	(0.01)	(0.01)	(0.01)
Stock awards(2)	(0.03)	(0.03)	(0.03)
Stock options(3)	(0.02)	(0.02)	(0.02)

Pro forma earnings per share(4)(5)	$0.17	$0.15	$0.13

Offering price to pro forma net earnings per share	58.82x	66.67x	76.92x
Number of shares used in earnings per share calculations	72,868,122	85,643,153	98,418,183

	At or for the Year Ended June 30, 2014 Based upon the Sale at $10.00 Per Share of
	58,225,000 Shares	68,500,000 Shares	78,775,000 Shares
	(Dollars in thousands, except per share amounts)
At June 30, 2014
Stockholders’ equity:
Historical	$494,676	$494,676	$494,676
Estimated net proceeds	561,917	661,635	761,354
Equity increase from the mutual holding company	217	217	217
Stock contribution to the Foundation	5,000	5,000	5,000
Tax benefit of contribution of the Foundation	3,500	3,500	3,500
Common stock acquired by employee stock ownership plan(1)	(29,363)	(34,500)	(39,638)
Common stock acquired by stock-based benefit plan(2)	(14,681)	(17,250)	(19,819)
Contribution to the Foundation	(10,000)	(10,000)	(10,000)

Pro forma stockholders’ equity	$1,011,266	$1,103,278	$1,195,291

Intangible assets	$(109,381)	$(109,381)	$(109,381)

Pro forma tangible stockholders’ equity(6)	$901,885	$993,897	$1,085,910

Stockholders’ equity per share(7):
Historical	$6.51	$5.53	$4.83
Estimated net proceeds	7.39	7.41	7.42
Equity increase from the mutual holding company	—	—	—
Stock contribution to the Foundation	0.07	0.06	0.05
Tax benefit of contribution of the Foundation	0.05	0.04	0.03
Common stock acquired by employee stock ownership plan(1)	(0.39)	(0.39)	(0.39)
Common stock acquired by stock-based benefit plan(2)	(0.19)	(0.19)	(0.19)
Contribution to the Foundation	(0.13)	(0.11)	(0.10)

Pro forma stockholders’ equity per share(6)(7)	$13.31	$12.35	$11.65

Intangible assets	$(1.44)	$(1.22)	$(1.07)

Pro forma tangible stockholders’ equity per share(6)(7)	$11.87	$11.13	$10.58

Offering price as percentage of pro forma stockholders’ equity per share	75.13%	80.97%	85.84%
Offering price as percentage of pro forma tangible stockholders’ equity per share	84.25%	89.85%	94.52%
Number of shares outstanding for pro forma book value per share calculations	75,992,987	89,315,278	102,637,570

(1)	Assumes that 5% of the shares of common stock sold in the offering and issued to the Foundation will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Kearny. The table also assumes that the outstanding loan with respect to shares of Kearny-Federal held by the existing ESOP will be refinanced and consolidated with the new loan from New Kearny. At December 31, 2014, the existing ESOP had 315,195 unearned shares remaining. Kearny Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Kearny Bank’s total annual payments on the employee stock ownership plan debt are based upon twenty equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Kearny Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 35.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 164,467, 193,270 and 222,073 shares were committed to be released during the year at the minimum, midpoint and maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.
(2)

Assumes that one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 2.5% of the shares to be sold in the offering and issued to the Foundation. Stockholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from New Kearny or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Kearny. The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended June 30, 2014, and (iii) the plan expense reflects an effective combined federal and state tax rate of 35.0%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock (equal to 2.5% of the shares sold in the offering and issued to the Foundation) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 1.9%.
(3)	Assumes that options are granted under one or more stock-based benefit plans to acquire an aggregate number of shares of common stock equal to 6% of the shares to be sold in the offering and issued to the Foundation. Stockholder approval of the plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $2.23 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 35.0%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 4.4%.
(4)	Per share figures include publicly held shares of Kearny-Federal common stock that will be exchanged for shares of New Kearny common stock in the conversion. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and issued to the Foundation and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with ASC 718-40, subtracting the employee stock ownership plan shares which have not been committed for release. See note 1. The number of shares of common stock actually sold and issued to the Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.
(5)	Pro forma net income does not give effect to the nonrecurring expense that would be expected to be recognized in the year ended June 30, 2014 as a result of the contribution of cash and shares of common stock to the Foundation.
(6)	The retained earnings of Kearny Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”
(7)	Per share figures include publicly held shares of Kearny-Federal common stock that will be exchanged for shares of New Kearny common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of shares assumed to be sold in the offering, (ii) shares to be issued to the Foundation and (iii) the number of shares to be issued in exchange for publicly held shares at the minimum, midpoint and maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 1.1202, 1.3179 and 1.5156 at the minimum, midpoint and maximum of the offering range, respectively. The number of shares actually sold, issued to the Foundation and the corresponding number of exchange shares may be more or less than the assumed amounts.

BUSINESS OF NEW KEARNY AND KEARNY-FEDERAL

New Kearny

New Kearny is a Maryland corporation that was organized in August 2014. Upon completion of the conversion, New Kearny will become the holding company of Kearny Bank and will succeed to all of the business and operations of Kearny-Federal and each of Kearny-Federal and Kearny MHC will cease to exist.

Initially following the completion of the conversion, New Kearny will have a total of approximately $4.2 billion in assets comprised of the net proceeds it retains from the offering, part of which will be used to make a loan to the Kearny Bank Employee Stock Ownership Plan; the equity investment in Kearny Bank; cash, securities and the ESOP loan currently held by Kearny-Federal; and cash currently held by Kearny MHC. New Kearny will have no significant liabilities. New Kearny intends to use the support staff and offices of Kearny Bank and will pay Kearny Bank for these services. If New Kearny expands or changes its business in the future, it may hire its own employees.

New Kearny intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.” In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

Kearny-Federal

Kearny-Federal is a federally-chartered corporation that owns all of the outstanding shares of common stock of Kearny Bank. At December 31, 2014, Kearny-Federal had consolidated assets of $3.55 billion, deposits of $2.46 billion and stockholders’ equity of $493.2 million.

Kearny Bank became the wholly-owned subsidiary of Kearny-Federal in 2001. Kearny Bank reorganized into the two-tier public mutual holding company structure in 2005 and Kearny-Federal concurrently sold 21,821,250 shares of its common stock to the public, representing 30% of its then-outstanding shares, at $10.00 per share. An additional 50,916,250 shares, or 70% of its then-outstanding shares, were issued to Kearny MHC.

Kearny-Federal’s executive offices are located at 120 Passaic Avenue, Fairfield, New Jersey 07004 and the telephone number is (973) 244-4500. Its website address is www.kearnybank.com. Information on this website is not and should not be considered a part of this prospectus.

BUSINESS OF KEARNY BANK

Kearny Bank is a community bank founded in 1884 as a New Jersey mutual building and loan association. It obtained federal insurance of accounts in 1939 and received a federal charter in 1941. On January 21, 2015, Kearny Bank changed its name from Kearny Federal Savings Bank to Kearny Bank.

Kearny Bank operates from its administrative headquarters in Fairfield, New Jersey and 42 branch offices. Our principal lending activity is originating one- to four-family and commercial real estate loans for retention in our portfolio. At December 31, 2014, such loans comprised 31.4% and 58.2%, respectively, of our loan portfolio. We also offer, to a lesser extent, commercial business loans, home equity loans and lines of credit, construction loans, and consumer loans. We fund our loan production primarily with retail deposits and Federal Home Loan Bank (“FHLB”) advances. Our deposits consist principally of certificates of deposit and interest-bearing checking and savings deposits, which accounted for 41.4% and 50.1% of total deposits at December 31, 2014, respectively. Our investment securities portfolio is comprised principally of mortgage-backed securities, corporate bonds, U.S. Agency obligations and municipal obligations as well as collateralized loan obligations and other asset-backed securities.

Kearny Bank is subject to comprehensive regulation and examination by the OCC and the FDIC.

Kearny Bank’s executive offices are located at 120 Passaic Avenue, Fairfield, New Jersey 07004, and its telephone number is (973) 244-4500. Its website address is www.kearnybank.com. Information on this website is not and should not be considered to be a part of this prospectus.

Business Strategy

Our goal is to continue to evolve from a traditional thrift business model toward that of a full service, community bank, profitably deploying capital and enhancing earnings through a variety of balance sheet growth and diversification strategies. The key strategic initiatives of our business plan are presented below accompanied by an overview of our activities and achievements in support of those initiatives:

•

Continue to Increase Commercial Mortgage Lending: Increase the outstanding balances of multi-family and nonresidential mortgage loans through all available channels, including retail/broker originations as well as individual and pooled loan purchases and participations.

During fiscal 2014, we increased our commercial mortgage loan portfolio by 47.5%, or $317.0 million, to $983.8 million at June 30, 2014 from $666.8 million at June 30, 2013. This increase reflected commercial mortgage loan originations and purchases in fiscal 2014 totaling $334.4 million and $87.0 million, respectively. At June 30, 2014, our commercial loan portfolio comprised 56.4% of total loans compared to 49.0% of total loans at June 30, 2013. During the first two quarters of fiscal 2015, we continued to increase our overall commercial mortgage loan portfolio by $73.5 million to $1.06 billion, comprising 58.2% of total loans at December 31, 2014.

We plan to continue to increase our portfolio of commercial mortgage loans by expanding loan acquisition volume through all available channels, including retail and broker originations, as well as individual and pooled loan purchases and participations. Additionally, we intend to continue to expand our commercial lending infrastructure and resources, which will be supported by new product and pricing strategies designed to increase origination volume in a very competitive marketplace.

•

Continue to Increase Commercial Business Lending: Increase the outstanding balances of non-real estate secured and unsecured business loans through all available channels and expand those business relationships.

We plan to continue to focus our efforts on expanding our commercial non-real estate secured and unsecured business lending activities through all available channels. Our commercial business loans increased during the first two quarters of fiscal 2015 by $11.1 million, to $78.4 million, compared to $67.3 million at June 30, 2014. As our growth during the first two quarters of 2015 indicates, we anticipate this loan segment to increase in the future. In addition, we will attempt to expand our relationships with these borrowers to include commercial deposits and other products, with the goal of increasing our non-interest income.

During the quarter ended March 31, 2014, we hired an experienced senior business lending officer to oversee our C&I lending function and expect to augment our existing resources with additional lenders and administrative resources during fiscal 2015. During the quarter ended September 30, 2014, we hired a senior SBA lending officer dedicated to that function as well as additional administrative resources to support an anticipated increase in SBA lending volume.

Through these strategies, we anticipate an increase in the level of non-interest income through greater gains on sale of SBA loan originations and other business loan-related fee income. Moreover, the expanded business lending strategies are expected to be undertaken within a larger set of strategic initiatives designed to promote other business banking services intended to increase commercial deposit balances and services.

•

Modestly Increase Residential Mortgage Lending: Modestly increase the outstanding balance of our one- to four-family first mortgage portfolio while stabilizing the balance of home equity loans and home equity lines of credit. Allow segment to continue to decline as a percentage of total loans and earning assets.

We plan to modestly increase our portfolio of one- to four-family first mortgages while stabilizing the balance of home equity loans and home equity lines of credit and maintaining our conservative underwriting standards. For the six months ended December 31, 2014, we originated $22.7 million of one- to four-family first mortgage loans compared to $50.1 million for the six months ended December 31, 2013. During the year ended June 30, 2014, we originated $78.2 million of one- to four-family first mortgage loans compared to $65.1 million during the year ended June 30, 2013. We anticipate that this segment of our loan portfolio will continue to decline as a percentage of total loans and earning assets as other loan categories grow.

The overall stability in the outstanding balance of the residential mortgage loan portfolio and, more significantly, its decline as a percentage of total loans continues to reflect our decreased strategic focus on residential mortgage lending, coupled with the slowed pace of refinancing and diminished level of demand for “new purchase” mortgage loans.

•

Continue to Diversify Investment Securities: Continue to diversify composition and allocation of investment portfolio into new asset sectors to enhance earnings and reduce exposure to long term interest rate risk. Reduce concentration in agency one- to four-family residential pass-through mortgage-backed securities.

In order to enhance earnings and reduce our exposure to long term interest rate risk in fiscal 2013, we initiated a plan to diversify the composition and allocation of our investment portfolio into new asset sectors, including asset-backed securities, corporate bonds, municipal obligations, collateralized loan obligations and commercial mortgage-backed securities (“MBS”) while reducing our concentration in traditional residential MBS. Several of the added sectors include floating rate securities that reduce the level of interest rate risk (“IRR”) embedded in our securities portfolio. During fiscal 2014 and 2015, we continued to expand our investments into these sectors and expect to continue to do so in the future.

•	Maintain Strong Asset Quality: Maintain high asset quality and continue to reduce the current level of nonperforming assets.

We continue to emphasize and maintain strong asset quality. Nonperforming assets decreased by $47,000 to $26.9 million, or 0.76% of total assets, at December 31, 2014 compared to $26.9 million, or 0.77% of total assets, at June 30, 2014 and $33.0 million, or 1.05% of total assets, at June 30, 2013. Through our conservative underwriting standards and our prompt attention to potential problem loans, we anticipate maintaining strong asset quality ratios as we continue to grow and diversify our loan portfolio.

•

Expand Funding Through Retail Deposits: Expand our funding through retail deposit growth within existing branch network with greatest emphasis on growth in non-maturity/non-interest-bearing deposits. Our total deposits increased by $94.3 million to $2.46 billion at December 31, 2014 from $2.37 billion at June 30, 2013, including
$86.1 million of deposits assumed in conjunction with our acquisition of Atlas Bank on June 30, 2014.

With the acquisition of Atlas Bank, we now have a total of 42 branches. We plan to selectively evaluate branch network expansion opportunities, with a particular focus on limited branch expansion in Brooklyn and Staten Island, New York, as an outgrowth of the Atlas acquisition. We will also continue to evaluate additional de novo branch opportunities to contiguously expand our existing New Jersey branch network with an emphasis on “fill-ins” between our northern and central New Jersey locations.

Notwithstanding the opportunities presented by de novo branching, we expect to place greater strategic emphasis on leveraging the opportunities to increase market share and expand the depth and breadth of customer relationships within our existing branch system. We continue to develop and deploy strategies to promote the “relationship banking” business model throughout our branch network with an emphasis on expanding business customer relationships linked to business lending initiatives.

•	Mergers and Acquisitions: Actively seeking out franchise expansion opportunities such as the acquisition of other financial institutions or branches.

As a complement to the “organic” growth strategies, we continue to actively seek out opportunities to deploy capital, diversify our balance sheet mix, enter new markets and enhance earnings through mergers and acquisitions with other financial institutions. We are an experienced acquiror, having acquired five banks in the last 15 years. As demonstrated through our acquisition of Atlas Bank during fiscal 2014, we expect to place the greatest emphasis on opportunities to expand within the existing markets we serve or to enter new markets that are generally contiguous to such markets.

In addition to potential acquisitions of financial institutions or their branches, we are currently exploring opportunities for acquisitions or strategic partnerships to broaden our product and service offerings to include insurance agency and/or insurance related brokerage services. While we continue to evaluate potential acquisition opportunities, there are no current agreements or arrangements for any such acquisitions.

•	Improve Operating Efficiency: Procure and implement various information technologies designed to support our strategic initiatives while improving operating efficiency and reducing cost.

In conjunction with our strategic efforts to improve operating efficiency and control operating expenses, while expanding and enhancing product and service offerings, we completed the conversion of our primary core processing and related customer-facing systems to Fiserv, Inc. platforms during fiscal 2014. Additional Fiserv technologies have been and will continue to be deployed during fiscal 2015. We anticipate that such measures will significantly reduce our recurring technology service provider expenses and enhance our commercial business lending platform.

We consider the noted enhancements to our information technology infrastructure to be the first of several strategies to be deployed to control growth in non-interest expenses and improve our overall operating efficiency.

Upon completion of this initiative, we expect to perform further evaluation and analysis of other significant categories of non-interest expense with the goal of optimizing the cost level, resource allocation and utilization of our growing infrastructure to support our strategic goals and objectives.

Acquisition Activity. Since 1999, we have acquired five banking institutions: 1st Bergen Bancorp (March 31, 1999), Pulaski Bancorp, Inc. (October 18, 2002), West Essex Bancorp (July 1, 2003), Central Jersey Bancorp (November 30, 2010) and, most recently, Atlas Bank (June 30, 2014). As of June 30, 2014, Atlas Bank operated its main retail banking office in Brooklyn and a retail branch in Staten Island, New York, and had assets with a fair value of $120.9 million and deposit balances with fair values totaling $86.1 million. Atlas Bank had no stockholders, and therefore no merger consideration was paid to third parties. We issued 1,044,087 shares of Kearny-Federal common stock to Kearny MHC as consideration for the transaction. As the merger was completed on June 30, 2014, the transaction is reflected in the consolidated statements of conditions and consolidated statements of operations at and for the relevant period presented in this prospectus. The Atlas Bank merger is reflected in the Pro Forma Data beginning on page 35. See “Pro Forma Data.”

Upon completion of the transaction, Atlas Bank merged with and into Kearny Bank, and Atlas Bank’s existing branch offices began operating under the name “Atlas Bank, a division of Kearny Bank,” for at least a year following the merger.

Market Area. Our primary market area consists of the New Jersey counties in which we currently operate branches, including Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union Counties. Our market area was expanded to include Kings and Richmond Counties in New York, resulting from our acquisition of Atlas Bank on June 30, 2014. Our lending is concentrated in these markets and our predominant sources of deposits are the communities in which our offices are located as well as the neighboring communities.

Our primary market area is largely urban and suburban with a broad economic base as is typical within the New York metropolitan area. Service jobs represent the largest employment sector followed by wholesale/retail trade. Our business of attracting deposits and making loans is generally conducted within our primary market area. A downturn in the local economy could reduce the amount of funds available for deposit and the ability of borrowers to repay their loans which would adversely affect our profitability.

According to SNL Financial, the population in our primary market area has increased from 2010 to 2014, with weighted population growth rates of 2.11% and 2.83% for the nine New Jersey counties and the two New York counties that we operate in, respectively. The weighted average median household income for 2014 for the nine New Jersey counties that we operate in was $72,648, while the weighted average median income for 2014 for the two New York counties that we operate in was $53,201. By contrast, the national level of median household income for 2014 was $51,579. By 2019, the projected increases in household income are expected to be 4.22% for the nine New Jersey counties that we operate in and 6.10% for the two New York counties that we operate in. By 2019, the projected national level of increase in median household income is expected to be 4.58%.

Competition. We operate in a market area with a high concentration of banking and financial institutions and we face substantial competition in attracting deposits and in originating loans. A number of our competitors are significantly larger institutions with greater financial and managerial resources and lending limits. Our ability to compete successfully is a significant factor affecting our growth potential and profitability.

Our competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans. We also face competition for attracting funds from providers of alternative investment products such as equity and fixed income investments such as corporate, agency and government securities as well as the mutual funds that invest in these instruments.

There are large retail banking competitors operating throughout our primary market area, including Bank of America, Citibank, JP Morgan Chase Bank, PNC Bank, TD Bank, and Wells Fargo Bank and we also face strong competition from other community-based financial institutions.

Restructuring and Wholesale Growth Transactions. The following discussion presents an overview of certain balance sheet restructuring and wholesale growth transactions we executed during the fiscal year ended June 30, 2013 and will generally serve as a point of reference for subsequent discussions included in this prospectus.

We completed a series of balance sheet restructuring and wholesale growth transactions during fiscal 2013 that were intended to improve our financial position and operating results. Through the restructuring transactions we reduced our concentration in agency mortgage-backed securities (“MBS”) in favor of other investment sectors within the portfolio. As a result, we reduced our exposure to residential mortgage prepayment and extension risk while enhancing the overall yield of the investment portfolio and providing some additional protection to earnings against potential movements in market interest rates. The gains recognized through the sale of MBS enabled us to fully offset the costs of prepaying a portion of our high-rate Federal Home Loan Bank (“FHLB”) advances during the year. We also modified the terms of our remaining high-rate FHLB advances to a lower interest rate while extending the duration of that modified funding to better protect against potential increases in interest rates in the future.

The key features and characteristics of the restructuring transactions executed during the latter half of fiscal 2013 were as follows:

•	we sold available for sale agency MBS totaling approximately $330.0 million with a weighted average book yield of 1.78% resulting in a one-time gain on sale totaling approximately $9.1 million;

•

a portion of the proceeds from the noted MBS sales were used to prepay $60.0 million of fixed-rate FHLB advances at a weighted average rate of 3.99% resulting in a one-time expense of $8.7 million largely attributable to the prepayment penalties paid to the FHLB to extinguish the debt;

•

we reinvested the remaining proceeds from the noted MBS sales into a diversified mix of high-quality securities with an aggregate tax-effective yield modestly exceeding that of the MBS sold. Such securities primarily included:

•	fixed-rate, bank-qualified municipal obligations;

•	floating-rate corporate bonds issued by financial companies;

•	floating-rate, asset-backed securities comprising education loans with 97% U.S. government guarantees;

•	fixed-rate agency commercial MBS secured by multi-family mortgage loans; and

•	fixed-rate agency collateralized mortgage obligations (“CMOs”); and

•

we modified the terms of our remaining $145.0 million of “putable” FHLB advances with a weighted average cost of 3.68% and weighted average remaining maturity of approximately 4.5 years. Such advances were subject to the FHLB’s quarterly “put” option enabling it to demand repayment in full in the event of an increase in interest rates. The terms of the modified advances extended their “non-putable” period to five years with a final stated maturity of ten years while reducing their average interest rate by 0.64% to 3.04% at no immediate cost to us.

We augmented the restructuring transaction noted above by also executing a limited wholesale growth strategy during the latter half of fiscal 2013. The strategy enhanced our net interest income and operating results without significantly impacting the sensitivity of our Economic Value of Equity (“EVE”) to movements in interest rates - a key measure of long-term exposure to interest rate risk.
In conjunction with the wholesale growth strategy, we drew an additional $300.0 million of wholesale funding that was utilized to purchase a diverse set of high-quality investment securities of an equivalent amount. The key features and characteristics of the wholesale growth transactions were as follows:

•

wholesale funding sources utilized in the strategy included 90-day FHLB borrowings and money-market deposits indexed to one-month LIBOR acquired through Promontory Interfinancial Network’s (“Promontory”) Insured Network Deposits (“IND”) program.

•

we utilized interest rate derivatives in the form of “plain vanilla” swaps and caps with aggregate notional amounts totaling $300.0 million to serve as cash flow hedges to manage the interest rate risk exposure of the floating rate funding sources noted above.

The investment securities acquired with this funding primarily included:

•	floating-rate corporate bonds issued by financial companies;

•	floating-rate, asset-backed securities comprising education loans with 97% U.S. government guarantees;

•	floating-rate collateralized loan obligations (“CLO”);

•	fixed-rate agency residential and commercial MBS; and

•	fixed-rate agency CMOs.

Lending Activities

General. In conjunction with our strategic efforts to evolve from a traditional thrift to a full-service community bank, our lending strategies have placed increasing emphasis on the origination of commercial loans while diminishing the emphasis on one- to four-family mortgage lending. The year-to-year trends in the composition and allocation of our loan portfolio, as reported in the table below, highlight those changes in business strategy. In particular, the outstanding balance of our commercial mortgages, including loans secured by multi-family, mixed-use and nonresidential properties, have significantly increased from both a dollar amount and percentage of portfolio basis over the past several years. Conversely, absent the effect of acquisitions, the outstanding balance of residential mortgage loans has declined during recent years, reflecting loan repayments that have outpaced originations.

Our commercial loan offerings also include secured business loans, most of which are secured by real estate, and unsecured business loans. Commercial loan offerings include programs offered through the SBA in which Kearny Bank participates as a Preferred Lender. Our consumer loan offerings primarily include home equity loans and home equity lines of credit as well as account loans, overdraft lines of credit, vehicle loans and personal loans. We also offer construction loans to builders/developers as well as individual homeowners. Substantially all of our borrowers are residents of our primary market area and would be expected to be similarly affected by economic and other conditions in that area. We have purchased out-of-state one- to four-family first mortgage loans to supplement our in-house originations. Please see “Lending Activities—Loan Originations, Purchases, Sales, Solicitation and Processing.”

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio in dollar amounts and as a percentage of the total portfolio at the dates indicated.

			At June 30,
	At December 31, 2014		2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real estate mortgage:
One- to four-family	$570,600	31.43%	$580,612	33.31%	$500,647	36.77%	$562,846	43.77%	$610,901	48.12%	$663,850	65.52%
Commercial	1,057,288	58.24	983,755	56.44	666,828	48.97	484,934	37.71	383,690	30.23	203,013	20.04
Commercial business	78,448	4.32	67,261	3.86	70,688	5.19	88,414	6.88	105,001	8.28	14,352	1.42
Consumer:
Home equity loans	72,195	3.98	75,611	4.34	80,813	5.93	95,832	7.45	111,478	8.78	101,659	10.03
Home equity lines of credit	23,411	1.29	24,010	1.38	26,613	1.95	29,530	2.30	32,925	2.59	11,320	1.12
Passbook or certificate	4,406	0.24	3,965	0.23	3,887	0.29	3,638	0.28	2,753	0.22	2,703	0.27
Other	454	0.02	373	0.02	391	0.03	404	0.03	1,026	0.08	1,545	0.15
Construction	8,708	0.48	7,281	0.42	11,851	0.87	20,292	1.58	21,598	1.70	14,707	1.45

Total loans	1,815,510	100.00%	1,742,868	100.00%	1,361,718	100.00%	1,285,890	100.00%	1,269,372	100.00%	1,013,149	100.00%

Less:
Allowance for loan losses	12,584		12,387		10,896		10,117		11,767		8,561
Unamortized yield adjustments including net premiums on purchased loans and net deferred loan costs and fees	1,439		1,397		847		1,654		1,021		(564)

	14,023		13,784		11,743		11,771		12,788		7,997

Total loans, net	$1,801,487		$1,729,084		$1,349,975		$1,274,119		$1,256,584		$1,005,152

Loan Maturity Schedule. The following table sets forth the maturities of our loan portfolio at June 30, 2014. Demand loans, loans having no stated maturity and overdrafts are shown as due in one year or less. Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

	Real estate mortgage: One-to four- family	Real estate mortgage: Commercial	Commercial business	Home equity loans	Home equity lines of credit	Passbook or certificate	Other	Construction	Total
	(In Thousands)
Amounts Due:
Within 1 Year	$116	$27,314	$26,935	$328	$307	$2,172	$180	$6,784	$64,136

After 1 year:
1 to 3 years	2,313	25,689	7,746	2,234	605	196	16	497	39,296
3 to 5 years	13,384	52,189	7,304	6,119	2,856	163	1	—	82,016
5 to 10 years	57,485	365,274	12,644	20,538	5,113	—	—	—	461,054
10 to 15 years	197,164	403,326	7,514	27,450	11,603	—	—	—	647,057
Over 15 years	310,150	109,963	5,118	18,942	3,526	1,434	176	—	449,309

Total due after one year	580,496	956,441	40,326	75,283	23,703	1,793	193	497	1,678,732

Total amount due	$580,612	$983,755	$67,261	$75,611	$24,010	$3,965	$373	$7,281	$1,742,868

The following table shows the dollar amount of loans as of June 30, 2014 due after June 30, 2015 according to rate type and loan category.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In Thousands)
Real estate mortgage:
One- to four-family	$551,259	$29,237	$580,496
Commercial	415,177	541,264	956,441
Commercial business	20,027	20,299	40,326
Consumer:
Home equity loans	75,283	—	75,283
Home equity lines of credit	1,560	22,143	23,703
Passbook or certificate	1,432	361	1,793
Other	128	65	193
Construction	497	—	497

Total	$1,065,363	$613,369	$1,678,732

One- to Four-Family Mortgage Loans. Our lending activities include the origination of one- to four-family first mortgage loans, of which approximately $539.6 million, or 94.6%, are secured by properties located within New Jersey and New York as of December 31, 2014 with the remaining $31.0 million, or 5.4%, secured by properties in other states. Our largest outstanding balance at that date was $1.8 million, which was secured by residential property located in New Jersey and was performing in accordance with its terms.

During the six months ended December 31, 2014, we originated $22.7 million of one- to four-family first mortgage loans compared to $50.1 million in the six months ended December 31, 2013. To supplement loan originations, we also purchased one- to four-family first mortgages totaling $9.7 million during the six months ended December 31, 2014, compared to $10.3 million during the six months ended December 31, 2013.

In total, origination, purchase and acquisition volume of one- to four-family mortgage loans were outpaced by loan repayments and sales during the six months ended December 31, 2014, resulting in a net decrease in the outstanding balance of this segment of the loan portfolio.

During the year ended June 30, 2014, we originated $78.2 million of one- to four-family first mortgage loans compared to $65.1 million in the year ended June 30, 2013. To supplement loan originations, we also purchased one- to four-family first mortgages totaling $22.4 million during the year ended June 30, 2014, compared to $16.3 million during the year ended June 30, 2013. In addition to the loans originated and purchased, we also acquired one- to four-family mortgage loans with fair values totaling $72.8 million through our acquisition of Atlas Bank on June 30, 2014. The loans acquired from Atlas

Bank included a small portfolio of Non-Income Verification (“NIV”) loans that were granted prior to 2011. Atlas Bank’s NIV loan program did not require the borrower to provide full financial documentation upon application. As such, Atlas Bank relied solely on the loan-to-value ratio of the property and the borrower’s credit when approving an application under this program. The NIV program was terminated by Atlas Bank in 2011. The NIV loans acquired from Atlas Bank on June 30, 2014 had outstanding balances of approximately $17.4 million. All of the NIV loans acquired from Atlas Bank on that date were current and performing as agreed with the exception of one loan with an outstanding balance of $262,000, for which principal and interest were current but certain real estate taxes were delinquent.

In total, origination, purchase and acquisition volume of one- to four-family mortgage loans outpaced loan repayments and sales during fiscal 2014, resulting in a net increase in the outstanding balance of this segment of the loan portfolio.

We will originate a one- to four-family mortgage loan on an owner-occupied property with a principal amount of up to 95% of the lesser of the appraised value or the purchase price of the property, with private mortgage insurance required if the loan-to-value ratio exceeds 80%. At December 31, 2014, one- to four-family owner-occupied properties comprised 99.2% of our total one- to four-family loan portfolio. Our loan-to-value limit on a non-owner-occupied property is 75%. Loans in excess of $1.0 million are handled on a case-by-case basis and are subject to lower loan-to-value limits, generally no more than 50%.

Our fixed-rate and adjustable-rate residential mortgage loans on owner-occupied properties have terms of ten to 30 years. Residential mortgage loans on non-owner-occupied properties have terms of up to 15 years for fixed-rate loans and terms of up to 20 years for adjustable-rate loans.

Our adjustable-rate loan products provide for an interest rate that is tied to the one-year Constant Maturity U.S. Treasury index and have terms of up to 30 years with initial fixed-rate periods of one, three, five, seven, or ten years according to the terms of the loan and annual rate adjustment thereafter. We also offer an adjustable-rate loan with a term of up to 30 years with a rate that adjusts every five years to the five-year Constant Maturity U.S. Treasury index. There is a 200 basis point limit on the rate adjustment in any adjustment period and the rate adjustment limit over the life of the loan is 600 basis points.

The Dodd-Frank Act prohibits lenders from making residential mortgages unless the lender makes a reasonable and good faith determination that the borrower has a reasonable ability to repay the mortgage loan according to its terms. A borrower may recover statutory damages equal to all finance charges and fees paid within three years of a violation of the ability-to-repay rule and may raise a violation as a defense to foreclosure at any time. As authorized by the Dodd-Frank Act, the Consumer Financial Protection Bureau (“CFPB”) has adopted regulations defining “qualified mortgages” that would be presumed to comply with the Dodd-Frank Act’s ability-to-repay rules. Under the CFPB regulations, qualified mortgages must satisfy the following criteria: (i) no negative amortization, interest-only payments, balloon payments or a term greater than 30 years; (ii) no points or fees in excess of 3% of the loan amount for loans over $100,000; (iii) borrower’s income and assets are verified and documented; and (iv) the borrower’s debt-to-income ratio generally may not exceed 43%. Qualified mortgages are conclusively presumed to comply with the ability-to-repay rule unless the mortgage is a “higher cost” mortgage, in which case the presumption is rebuttable. Kearny Bank will not grant a non-qualified mortgage loan unless such loan falls under the “temporary qualified mortgage” guidance and there were additional factors to support the exception (which may include a review of the borrower’s creditworthiness and whether a deposit relationship exists).

We offer a first-time homebuyer program for persons who have not previously owned real estate and are purchasing a one- to four-family property in our primary lending area for use as a primary residence. This program is also available outside these areas, but only to persons who are existing deposit or loan customers and/or members of their immediate families. The financial incentives offered under this program are a one-eighth of one percentage point rate reduction on all first mortgage loan types and the refund of the application fee at closing.

The fixed-rate residential mortgage loans that we originate generally meet the secondary mortgage market standards of the Federal Home Loan Mortgage Corporation (“Freddie Mac”). However, as our business plan continues to call for increasing total loans on both a dollar and percentage of assets basis, we generally do not sell such loans in the secondary market and do not currently expect to do so in any large capacity in the near future.

Substantially all of our residential mortgages include “due on sale” clauses, which give us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing our one- to four-family first mortgage loans are made by state certified or licensed independent appraisers approved by Kearny Bank’s Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. We require title insurance policies on all first mortgage real estate loans originated. Homeowners, liability and fire insurance and, if applicable, flood insurance, are also required.

Multi-Family and Nonresidential Real Estate Mortgage Loans. We also originate commercial mortgage loans on multi-family and nonresidential properties, including loans on apartment buildings, retail/service properties and land as well as other income-producing properties, such as mixed-use properties combining residential and commercial space. Our growing strategic emphasis in commercial lending resulted in the origination of approximately $112.1 million of multi-family and commercial real estate mortgages during the six months ended December 31, 2014, compared to $203.8 million during the six months ended December 31, 2013, as well as $334.4 million of multi-family and commercial real estate mortgages during the year ended June 30, 2014, compared to $271.1 million during the year ended June 30, 2013. Our largest outstanding commercial mortgage loan balance at December 31, 2014 was $19.7 million, which is secured by a multi-family apartment building and performing in accordance with its terms.

Our commercial mortgage acquisition strategies also included purchases of loan participations totaling $10.0 million and $48.0 million during the six months ended December 31, 2014 and 2013, respectively, as well as purchases of loan participations totaling $87.0 million and $1.5 million during the years ended June 30, 2014 and 2013, respectively. Additionally, we acquired commercial mortgage loans with fair values totaling $5.7 million through our acquisition of Atlas Bank on June 30, 2014.

In total, commercial mortgage loan acquisition volume significantly outpaced loan repayments during the first two quarters of fiscal 2015 and the fiscal year 2014 resulting in the reported net increases in the outstanding balance of this segment of the loan portfolio for each period. Our business plan continues to call for maintaining our strategic emphasis on the origination of commercial mortgages and increasing this segment of the portfolio on both a dollar and percentage of assets basis.

We generally require no less than a 25% down payment or equity position for mortgage loans on multi-family and nonresidential properties. For such loans, we generally require personal guarantees. Currently, these loans are made with a maturity of up to 25 years. We also offer a five-year balloon loan with a twenty-five year amortization schedule. Our commercial mortgage loans are generally secured by properties located in New Jersey and New York.

Commercial mortgage loans are generally considered to entail a greater level of risk than that which arises from one- to four-family, owner-occupied real estate lending. The repayment of these loans typically is dependent on a successful operation and income stream of the borrower and the real estate securing the loan as collateral. These risks can be significantly affected by economic conditions. In addition, commercial mortgage loans generally carry larger balances to single borrowers or related groups of borrowers than one- to four-family mortgage loans. Consequently, such loans typically require substantially greater evaluation and oversight efforts compared to residential real estate lending.

Commercial Business Loans. We also originate commercial term loans and lines of credit to a variety of professionals, sole proprietorships and small businesses in our market area including loans originated through the SBA in which we participate as a Preferred Lender. We originated approximately $15.9 million of commercial business loans for the six months ended December 31, 2014 compared to $8.3 million for the six months ended December 31, 2013. We originated approximately $24.1 million of commercial business loans during the year ended June 30, 2014 compared to $21.5 million during the year ended June 30, 2013. Our largest outstanding commercial business loan balance at December 31, 2014 was $6.6 million, which was secured by a hotel. This loan was performing in accordance with its original terms at December 31, 2014.

Our commercial business loan acquisition strategies were expanded during fiscal 2015 and fiscal 2014 resulting in the purchase of C&I loan participations totaling $12.3 million for the six months ended December 31, 2014 and $4.9 million during the year ended June 30, 2014. No such participations were purchased during fiscal 2013. The outstanding balance of our C&I loan participations at December 31, 2014 totaled $20.1 million comprising ten loans acquired through our membership in BancAlliance, a cooperative network of lending institutions that serves as a conduit for institutional investors to participate in large commercial credits. The BancAlliance network is supported and managed on a day-to-day basis by Alliance Partners and its wholly-owned subsidiary AP Commercial LLC which acts as investment advisor and asset manager for loans acquired through the BancAlliance network while retaining a portion of such loans as an investor.

In total, commercial business loan acquisition volume outpaced loan repayments and sales during the first two quarters of fiscal 2015, resulting in an increase in the outstanding balance reported for this segment of the loan portfolio through December 31, 2014 compared to June 30, 2014 whose balance at that time had reflected a modest decline for all of fiscal 2014. As a complement to our commercial mortgage strategies, our business plan calls for expanding our strategic emphasis on the acquisition of commercial business loans through both retail origination channels as well as purchases and participations acquired though wholesale sources with the goal of increasing this portfolio on both a dollar and percentage of assets basis.

Our commercial business loan activity during the first two quarters of fiscal 2015 included the sale of $124,000 of SBA loan participations which resulted in the recognition of related sale gains totaling approximately $9,000 for the period.

Our commercial business loan activity during fiscal 2014 included the sale of $737,000 of SBA loan participations which resulted in the recognition of related sale gains totaling approximately $80,000 for the year ended June 30, 2014. By comparison, we sold $4.8 million of SBA loan participations during fiscal 2013 which resulted in the recognition of related sale gains totaling approximately $557,000. Notwithstanding the recent decline in SBA loan origination and sale activity, our business plan calls for an increase in SBA lending activity from the levels reported during fiscal 2014 and fiscal 2015. Toward that end, we recently restructured that function with a commitment and expectation for an increase in SBA loan origination and sale activity during the latter half of fiscal 2015.

At December 31, 2014, approximately $70.6 million or 90.0% of our commercial business loans were “non-SBA” loans. Of these loans, approximately $50.5 million or 71.6% represent internally originated commercial business loans while the remaining $20.1 million or 28.4% comprise the C&I participations noted earlier. Of the internally originated commercial business loans, $47.0 million or 92.9% represent secured loans that are primarily collateralized by real estate or, to a lesser extent, other forms of collateral, while the remaining $3.6 million or 7.1% represent unsecured loans to our business customers.

We generally require personal guarantees on all “non-SBA” commercial business loans originated. Marketable securities may also be accepted as collateral on lines of credit, but with a loan to value limit of 50%. The loan to value limit on secured commercial lines of credit and term loans is otherwise generally limited to 70%. We also make unsecured commercial loans in the form of overdraft checking authorization up to $25,000 and unsecured lines of credit up to $25,000. Our “non-SBA” commercial term loans generally have terms of up to 20 years and are mostly fixed-rate loans. Our commercial lines of credit have terms of up to two years and are generally adjustable-rate loans. We also offer a one-year, interest-only commercial line of credit with a balloon payment.

The remaining $7.8 million or 10.0% of commercial business loans represent the retained portion of SBA loan originations. Such loans are generally secured by various forms of collateral, including real estate, business equipment and other forms of collateral. We generally sell the guaranteed portion of eligible SBA loans originated, which ranges from 50% to 90% of the loan’s outstanding balance, while retaining the nonguaranteed portion of such loans in portfolio. We also retain both the guaranteed and non-guaranteed portion of those SBA originations that are generally ineligible for sale in the secondary market. At December 31, 2014, approximately $1.4 million of the retained portion of our SBA loan portfolio was guaranteed by the Small Business Administration.

Unlike single-family, owner-occupied residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans, including those originated under SBA programs, are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial business loans, therefore, generally have greater credit risk than residential mortgage loans. In addition, commercial business loans may carry larger balances to single borrowers or related groups of borrowers than one- to four-family first mortgage loans. As such, commercial business lending requires substantially greater evaluation and oversight efforts compared to residential or commercial real estate lending.

Home Equity Loans and Lines of Credit. Our home equity loans are fixed-rate loans for terms of generally up to 20 years. We also offer fixed-rate and adjustable-rate home equity lines of credit with terms of up to 20 years. For the six months ended December 31, 2014, we originated $10.5 million of home equity loans and home equity lines of credit compared to $18.4 million for the six months ended December 31, 2013. For the year ended June 30, 2014, we originated $29.0 million of home equity loans and home equity lines of credit compared to $26.1 million in the year ended June 30, 2013. Repayments of home equity loans and lines of credit generally outpaced loan acquisition volume during the six months ended December 31, 2014 and fiscal 2014 resulting in the reported net decline in the outstanding balance of this segment of the loan portfolio during each period. Our largest outstanding home equity loan and line of credit balance at December 31, 2014 was $500,000, which was secured by a single family residence located in Basking Ridge, New Jersey and performing in accordance with its terms.

Collateral value is determined through a property value analysis report provided by a state certified or licensed independent appraiser. In some cases, we determine collateral value by a full appraisal performed by a state certified or licensed independent appraiser. Home equity loans and lines of credit do not require title insurance but do require homeowner, liability and fire insurance and, if applicable, flood insurance.

Home equity loans and fixed-rate home equity lines of credit are generally originated in our market area and are generally made in amounts of up to 80% of value on term loans and of up to 75% of value on home equity adjustable-rate lines of credit. We originate home equity loans secured by either a first lien or a second lien on the property.

Account Loans and Other Consumer Loans. In addition to home equity loans and lines of credit, our consumer loan portfolio primarily includes loans secured by savings accounts and certificates of deposit on deposit with us and overdraft lines of credit as well as vehicle loans and personal loans. We will generally lend up to 90% of the account balance on a loan secured by a savings account or certificate of deposit. At December 31, 2014, passbook or certificate loans totaled $4.4 million and other consumer loans totaled $454,000. At December 31, 2014, our largest outstanding passbook or certificate loan balance was $300,000, which was secured by a certificate of deposit and performing in accordance with its terms. At December 31, 2014, our largest other consumer loan balance was $58,000, which was unsecured and performing in accordance with its terms.

Consumer loans entail greater risks than residential mortgage loans, particularly consumer loans that are unsecured. Consumer loan repayment is dependent on the borrower’s continuing financial stability and is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on consumer loans in the event of a default.

Our underwriting standards for consumer loans include a determination of the applicant’s credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and any additional verifiable secondary income.

Construction Lending. Our construction lending includes loans to individuals for construction of one- to four-family residences or for major renovations or improvements to an existing dwelling. Our construction lending also includes loans to builders and developers for multi-unit buildings or multi-house projects. At December 31, 2014, construction loans totaled $8.7 million. Our largest construction loan balance at that date was $2.6 million, which was secured by a multi-family property and performing in accordance with its terms.

During the six months ended December 31, 2014, construction loan disbursements were $3.3 million compared to $2.4 million during the six months ended December 31, 2013. During the year ended June 30, 2014, construction loan disbursements were $3.8 million compared to $3.0 million during the year ended June 30, 2013. During the six months ended December 31, 2014, construction loan disbursements outpaced the repayment of construction loans resulting in the reported net increase in the outstanding balance of this segment of the loan portfolio for that period. However, during fiscal 2014, construction loan repayments outpaced disbursements resulting in the reported net decrease in the outstanding balance of this segment for that period.

Construction borrowers must hold title to the land free and clear of any liens. Financing for construction loans is limited to 80% of the anticipated appraised value of the completed property. Disbursements are made in accordance with inspection reports by our approved appraisal firms. Terms of financing are generally limited to one year with an interest rate tied to the prime rate published in The Wall Street Journal and may include a premium of one or more points. In some cases, we convert a construction loan to a permanent mortgage loan upon completion of construction.

We have no formal limits as to the number of projects a builder has under construction or development and make a case-by-case determination on loans to builders and developers who have multiple projects under development. The Board of Directors reviews Kearny Bank’s business relationship with a builder or developer prior to accepting a loan application for processing. We generally do not make construction loans to builders on a speculative basis; rather, there must be a contract for sale in place. Financing is provided for up to two houses at a time in a multi-house project, requiring a contract on one of the two houses before financing for the next house may be obtained.

Construction lending is generally considered to involve a higher degree of credit risk than mortgage lending. If the initial estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period.

Loans to One Borrower. Federal law generally limits the amount that a savings institution may lend to one borrower to the greater of $500,000 or 15% of the institution’s unimpaired capital and surplus. Accordingly, as of December 31, 2014, our loans-to-one-borrower limit was approximately $56.1 million.

At December 31, 2014, our largest single borrower had an aggregate outstanding loan balance of approximately $25.3 million representing the outstanding balances of two loans including one multi-family mortgage loan and one nonresidential mortgage loan. Our second largest single borrower had an aggregate outstanding loan balance of approximately $25.1 million representing the outstanding balances of eight nonresidential mortgage loans. Our third largest borrower had an aggregate outstanding loan balance of approximately $24.2 million representing the outstanding balances of six loans including four nonresidential mortgage loans and two commercial business lines of credit with an additional $6.0 million available to the borrower through the unused portions of those lines of credit. At December 31, 2014, all of these lending relationships were current and performing in accordance with the terms of their loan agreements. By comparison, at June 30, 2014 and June 30, 2013, loans outstanding to Kearny Bank’s three largest borrowers totaled approximately $25.4 million, $24.7 million and $24.5 million, and $20.1 million, $18.2 million and $12.6 million, respectively.

Loan Originations, Purchases, Sales, Solicitation and Processing. The following table shows total loans originated, purchased, acquired and repaid during the periods indicated.

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2014	2013	2014	2013	2012
	(In Thousands)
Loans originated and purchased:
Loan originations:
Real estate mortgage:
One- to four-family	$22,733	$50,112	$78,249	$65,051	$66,456
Commercial	112,087	203,779	334,369	271,109	95,534
Commercial business	15,896	8,295	24,062	21,546	17,968
Construction	3,281	2,433	3,802	2,953	12,004
Consumer:
Home equity loans and lines of credit	10,454	18,404	29,021	26,070	35,741
Passbook or certificate	863	789	1,330	1,492	2,740
Other	321	185	937	446	504

Total loan originations	165,635	283,997	471,770	388,667	230,947

Loan purchases:
Real estate mortgage:
One- to four-family	9,714	10,319	22,429	16,288	22,185
Multi-family and commercial	10,000	48,000	87,000	1,485	57,829
Commercial business	12,336	—	4,914	—	—

Total loans purchased	32,050	58,319	114,343	17,773	80,014

Loans acquired from Atlas Bank(1)	—	—	78,725	—	—

Loans sold:
One- to four-family	—	—	(5,275)	—	—
Commercial SBA participations	(124)	(443)	(737)	(4,775)	(6,462)

Total loans sold	(124)	(443)	(6,012)	(4,775)	(6,462)

Loan principal repayments	(122,322)	(151,485)	(281,711)	(322,187)	(280,578)

Increase (decrease) due to other items	(2,836)	2,932	1,994	(3,622)	(6,386)

Net increase in loan portfolio	$72,403	$193,320	$379,109	$75,856	$17,535

(1)	For information on loans acquired in the Atlas Bank acquisition, see Note 2 to the audited consolidated financial statements.

Our customary sources of loan applications include loans originated by our commercial and residential loan officers, repeat customers, referrals from realtors and other professionals and “walk-in” customers. These sources are supported in varying degrees by our newspaper and electronic advertising and marketing strategies.

During prior years, we have purchased loans under the terms of loan purchase and servicing agreements with three large nationwide lenders, in order to supplement our residential mortgage loan production pipeline. The original agreements called for the purchase of loan pools that contained mortgages on residential properties in our lending area. Subsequently, we expanded our loan purchase and servicing agreements with the same nationwide lenders to include mortgage loans secured by residential real estate located outside of New Jersey. We have procedures in place for purchasing these mortgages such that the underwriting guidelines are consistent with those used in our in-house loan origination process. The evaluation and approval process ensures that the purchased loans generally conform to our normal underwriting guidelines. Our due diligence process includes full credit reviews and an examination of the title policy and associated legal instruments. We recalculate debt service and loan-to-value ratios for accuracy and review appraisals for reasonableness. All loan packages presented to us must meet our underwriting requirements as outlined in the purchase and servicing agreements and are subject to the same review process outlined above. Furthermore, there are stricter underwriting guidelines in place for out-of-state mortgages, including higher minimum credit scores. We did not purchase residential mortgage loans under the noted purchase and servicing agreements during the six months ended December 31, 2014 and the year ended June 30, 2014 but may do so in the future.

Once we purchase the loans, we continually monitor the seller’s performance by thoroughly reviewing portfolio balancing reports, remittance reports, delinquency reports and other data supplied to us on a monthly basis. We also review the seller’s financial statements and documentation as to their compliance with the servicing standards established by the Mortgage Bankers Association of America.

At December 31, 2014, our portfolio of “out-of-state” residential mortgages includes loans located in 14 states outside of New Jersey and New York that total approximately $31.0 million, or 5.4% of one- to four-family mortgage loans. The states with the three largest concentrations of such loans at December 31, 2014 were Massachusetts, Pennsylvania and Georgia, with outstanding principal balances totaling $11.3 million, $7.0 million and $2.8 million, respectively. The aggregate outstanding balances of loans in each of the remaining 11 states total approximately $9.9 million comprising 31.9% of the total balance of out-of-state residential mortgage loans with aggregate balances by state ranging from $284,000 to $2.0 million.

We also enter into purchase agreements with a limited number of mortgage originators to supplement our loan production pipeline. These agreements call for the purchase, on a flow basis, of one- to four-family first mortgage loans with servicing released to Kearny Bank. During the six months ended December 31, 2014 and during the year ended June 30, 2014, we purchased fixed-rate and adjustable-rate loans with principal balances totaling $9.7 million and $22.4 million, respectively, from these sellers.

In addition to purchasing one- to four-family loans, we have also purchased participations in commercial mortgage loans originated by other banks and non-bank originators. Our commercial loan acquisitions included the purchase of participations totaling $10.0 million during the six months ended December 31, 2014 and $87.0 million during the year ended June 30, 2014. As of December 31, 2014, the number and aggregate outstanding balance of commercial loan participations totaled 30 and $126.5 million, respectively, representing loans on a variety of multi-family and commercial real estate properties. As of June 30, 2014, the number and aggregate outstanding balance of commercial loan participations totaled 35 and $131.8 million, respectively, representing loans on a variety of multi-family and commercial real estate properties.

The participations noted above exclude those acquired through the Thrift Institutions Community Investment Corporation of New Jersey (“TICIC”), a subsidiary of the New Jersey Bankers Association that is no longer actively originating loans. At December 31, 2014, our remaining TICIC participations included a total of 18 loans with an aggregate balance of $3.1 million representing loans on multi-family and commercial real estate properties.

Loan Approval Procedures and Authority. Senior management recommends and the Board of Directors approves our lending policies and loan approval limits. Our Loan Committee consists of the Chief Lending Officer, Chief Credit Officer, Divisional President and Special Assets Manager. The Committee may approve loans up to $5.0 million. Our Chief Lending Officer may approve loans up to $750,000. Our loan department personnel serving in the following positions may approve loans as follows: commercial/mortgage loan managers, mortgage loans up to $500,000; mortgage loan underwriters, mortgage loans up to $250,000; consumer loan managers, consumer loans up to $250,000; and consumer loan underwriters, consumer loans up to $150,000. In addition to these principal amount limits, there are established limits for different levels of approval authority as to minimum credit scores and maximum loan to value ratios and debt to income ratios or debt service coverage. Our Chief Executive Officer and Chief Operating Officer have authorization to countersign loans for amounts that exceed $750,000 up to a limit of $1.0 million. Our Chief Lending Officer must approve loans between $750,000 and $1.0 million along with one of these designated officers. Non-conforming mortgage loans and loans over $1.0 million up to $2.0 million require the approval of the Loan Committee. Commercial loans in excess of $5.0 million require approval by the Board of Directors while such approval is also required for residential mortgage loans in excess of $2.0 million and commercial business loans in excess of $500,000.

Asset Quality

Collection Procedures on Delinquent Loans. We regularly monitor the payment status of all loans within our portfolio and promptly initiate collection efforts on past due loans in accordance with applicable policies and procedures. Delinquent borrowers are notified by both mail and telephone when a loan is 30 days past due. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower and additional collection notices and letters are sent. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. However, when a loan is 90 days delinquent, it is our general practice to refer it to an attorney for repossession, foreclosure or other form of collection action, as appropriate. In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at its fair market value less estimated selling costs. The initial write-down of the property, if necessary, is charged to the allowance for loan losses. Adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines are identified.

Past Due Loans. A loan’s “past due” status is generally determined based upon its “P&I delinquency” status in conjunction with its “past maturity” status, where applicable. A loan’s “P&I delinquency” status is based upon the number of calendar days between the date of the earliest P&I payment due and the “as of” measurement date. A loan’s “past maturity” status, where applicable, is based upon the number of calendar days between a loan’s contractual maturity date and the “as of” measurement date. Based upon the larger of these criteria, loans are categorized into the following “past due” tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days, 60-89 days and 90 or more days.

Nonaccrual Loans. Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual when we do not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement. Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments, may remain on accrual status if: (1) we expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with us to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring (“TDR”) classification. All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status. The sum of nonaccrual loans plus accruing loans that are 90 days or more past due are generally defined as “nonperforming loans.”

Payments received in cash on nonaccrual loans, including both the principal and interest portions of those payments, are generally applied to reduce the carrying value of the loan for financial statement purposes. When a loan is returned to accrual status, any accumulated interest payments previously applied to the carrying value of the loan during its nonaccrual period are recognized as interest income as an adjustment to the loan’s yield over its remaining term.

Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and we expect to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. Non-TDR loans may also be returned to accrual status when a loan’s payment status falls below 90 days past due and we: (1) expect receipt of the remaining past due amounts within a reasonable timeframe; and (2) expect to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement.

Nonperforming Assets. The following table provides information regarding Kearny Bank’s nonperforming assets which are comprised of nonaccrual loans, accruing loans 90 days or more past due and real estate owned.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Real estate mortgage:
One- to four-family(1)	$10,174	$9,944	$11,675	$14,917	$4,056	$1,691
Commercial	5,275	6,935	10,163	11,008	7,429	4,358
Commercial business	4,848	4,919	4,836	3,941	4,866	2,298
Consumer:
Home equity loans	1,047	949	703	984	204	426
Home equity lines of credit	983	981	626	193	93	—
Other	2	2	28	6	22	1
Construction	2,656	1,448	2,886	1,758	1,654	468

Total(2)	24,985	25,178	30,917	32,807	18,324	9,242

Accruing loans which are contractually past due 90 days or more:
Real estate mortgage:
One- to four-family	—	—	—	—	14,923	12,321
Multi-family and commercial	—	—	—	398	—	—
Commercial business	—	—	—	293	1,718	—
Consumer:
Home equity loans and lines of credit	—	—	—	—	—	—
Passbook or certificate	—	—	—	—	—	—
Other	—	125	—	—	—	—
Construction	—	—	—	—	—	—

Total	—	125	—	691	16,641	12,321

Total nonperforming loans	$24,985	$25,303	$30,917	$33,498	$34,965	$21,563

Real estate owned	$1,895	$1,624	$2,061	$3,811	$7,497	$146

Total nonperforming assets	$26,880	$26,927	$32,978	$37,309	$42,462	$21,709

Total nonperforming loans to total loans	1.38%	1.45%	2.27%	2.61%	2.76%	2.13%

Total nonperforming loans to total assets	0.70%	0.72%	0.98%	1.14%	1.20%	0.92%

Total nonperforming assets to total assets	0.76%	0.77%	1.05%	1.27%	1.46%	0.93%

(1)	At December 31, 2014, nonperforming loans included $7.9 million of one- to four-family mortgage loans originally acquired from Countrywide.
(2)	TDRs on accrual status not included above totaled $3.2 million, $3.3 million, $4.1 million, $2.6 million, $821,000 and $945,000 at December 31, 2014, June 30, 2014, 2013, 2012, 2011 and 2010, respectively.

Total nonperforming assets decreased by $47,000 to $26.9 million at December 31, 2014 from $26.9 million at June 30, 2014. The decrease comprised a net decline in nonperforming loans of $318,000 that was partially offset by a net increase in real estate owned of $271,000. For those same comparative periods, the number of nonperforming loans increased to 143 loans from 133 loans while the number of real estate owned properties decreased to five from seven.

Total nonperforming assets decreased by $6.1 million to $26.9 million at June 30, 2014 from $33.0 million at June 30, 2013. The decrease comprised a net decline in nonperforming loans of $5.6 million plus a net decrease in real estate owned of $437,000. For those same comparative periods, the number of nonperforming loans increased to 133 loans from 127 loans while the number of real estate owned properties decreased to seven from eight.

At December 31, 2014 and June 30, 2014, nonperforming loans comprised $25.0 million and $25.2 million of “nonaccrual” loans, respectively, and $0 and $125,000 of loans being reported as “accruing loans over 90 days past due,” respectively. By comparison, at June 30, 2013, nonperforming loan comprised $30.9 million of “nonaccrual” loans with no loans being reported as “accruing loans over 90 days past due.”

A significant portion of the non-performing loans reported as “accruing loans over 90 days past due” prior to fiscal 2012 were originally acquired from Countrywide Home Loans, Inc. (“Countrywide”) and continue to be serviced by their acquirer,

Bank of America (“BOA”) through a subsidiary, BAC Home Loans Servicing. In accordance with our agreement, BOA advances scheduled principal and interest payments to Kearny Bank when such payments are not made by the borrower. Prior to fiscal 2012, the timely receipt of principal and interest from the servicer resulted in such loans retaining their accrual status. However, the delinquency status reported for these nonperforming loans reflected the borrower’s actual delinquency irrespective of Kearny Bank’s receipt of advances. In recognition that advances would ultimately be recouped by BOA from Kearny Bank in the event the borrower did not reinstate the loan, we included our obligation to refund such advances to the servicer, where applicable, in our impairment analyses of such loans.

Notwithstanding this prior practice, we reclassified the applicable nonperforming BOA loans from “accruing loans over 90 days past due” to “nonaccrual” during fiscal 2012. Since that time, interest payments received on the applicable BOA loans have been applied to reduce the carrying value of the loan for financial statement purposes rather than being recognized as interest income.

Nonperforming one- to four-family mortgage loans at December 31, 2014 include 54 nonaccrual loans totaling $10.2 million whose net outstanding balances range from $507,000 to $6,000, with an average balance of approximately $188,000 as of that date. The loans are in various stages of collection, workout or foreclosure. Of these loans, 50 are secured by New Jersey properties while an additional four loans acquired from Atlas Bank are secured by properties located in Staten Island, New York. We have identified approximately $151,000 of specific impairment relating to these nonperforming loans for which valuation allowances are maintained in the allowance for loan losses at December 31, 2014.

The number and balance of nonperforming one- to four-family mortgage loans at December 31, 2014 includes 37 loans totaling $7.9 million that were originally acquired from Countrywide with such loans comprising 31.7% of total nonperforming loans as of December 31, 2014. As of that same date, we owned a total of 68 residential mortgage loans with an aggregate outstanding balance of $28.9 million that were originally acquired from Countrywide. Of these loans, one additional accruing loan totaling $442,000 is 30-89 days past due.

At December 31, 2014, nonperforming commercial real estate loans, including multi-family and nonresidential mortgage loans, include 16 nonaccrual loans totaling $5.3 million. At December 31, 2014, the outstanding balances of these loans range from $27,000 to $1.4 million with an average balance of approximately $330,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties. We have identified approximately $452,000 of specific impairment relating to these nonperforming loans for which valuation allowances are maintained in the allowance for loan losses at December 31, 2014.

At December 31, 2014, nonperforming commercial business loans include 41 nonaccrual loans totaling $4.8 million. At December 31, 2014, the outstanding balances of these loans range from $2,000 to $820,000 with an average balance of approximately $118,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are primarily secured by New Jersey and New York properties and, to a lesser extent, other forms of collateral. We have identified approximately $216,000 of specific impairment relating to these nonperforming loans for which valuation allowances are maintained in the allowance for loan losses at December 31, 2014.

Nonperforming home equity loans and home equity lines of credit at December 31, 2014 include 25 nonaccrual loans totaling $2.0 million. At December 31, 2014, the outstanding balances of these loans range from $8,000 to $457,000 with an average balance of approximately $81,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are primarily secured by New Jersey properties. We have identified approximately $37,000 of specific impairment relating to two of these nonperforming loans for which valuation allowances are maintained in the allowance for loan losses at December 31, 2014.

Nonperforming construction loans at December 31, 2014 include five nonaccrual loans totaling $2.7 million. At December 31, 2014, the outstanding balances of these loans ranged from $355,000 to $1.3 million with an average balance of approximately $531,000 as of that date. The loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties in varying stages of development. We have identified no specific impairment relating to these nonperforming loans at December 31, 2014.

Other consumer loans that are reported as nonperforming include two nonaccrual loans totaling $2,000.

During the six months ended December 31, 2014, and during the years ended June 30, 2014, 2013 and 2012, gross interest income of $974,000, $1.8 million, $2.1 million and $1.7 million, respectively, would have been recognized on loans accounted for on a nonaccrual basis if those loans had been current. Interest income recognized on such loans of $50,000, $52,000, $46,000 and $134,000 was included in income for the six months ended December 31, 2014 and the years ended June 30, 2014, 2013 and 2012, respectively.

At December 31, 2014 and at June 30, 2014, 2013, and 2012, we had loans with aggregate outstanding balances totaling $8.4 million, $6.4 million, $7.4 million, and $6.7 million, respectively, reported as troubled debt restructurings.

During the six months ended December 31, 2014 and the year ended June 30, 2014, gross interest income of $252,000 and $321,000 would have been recognized on loans reported as troubled debt restructurings under their original terms prior to restructuring, respectively. Actual interest income of $111,000 and $259,000 was recognized on such loans for the six months ended December 31, 2014 and the year ended June 30, 2014, respectively, reflecting the interest received under the revised terms of those restructured loans.

During the year ended June 30, 2013, gross interest income of $303,000 would have been recognized on loans reported as troubled debt restructurings under their original terms prior to restructuring. Actual interest income of $250,000 was recognized on such loans for the year ended June 30, 2013 reflecting the interest received under the revised terms of those restructured loans.

Loan Review System. We maintain a loan review system consisting of several related functions including, but not limited to, classification of assets, calculation of the allowance for loan losses, independent credit file review as well as internal audit and lending compliance reviews. We utilize both internal and external resources, where appropriate, to perform the various loan review functions. For example, we have engaged the services of a third party firm specializing in loan review and analysis to perform several loan review functions. The firm reviews the loan portfolio in accordance with the scope and frequency determined by senior management and the Asset Quality Committee of the Board of Directors. The third party loan review firm assists senior management and the Board of Directors in identifying potential credit weaknesses; in appropriately grading or adversely classifying loans; in identifying relevant trends that affect the collectability of the portfolio and identifying segments of the portfolio that are potential problem areas; in verifying the appropriateness of the allowance for loan losses; in evaluating the activities of lending personnel including compliance with lending policies and the quality of their loan approval, monitoring and risk assessment; and by providing an objective assessment of the overall quality of the loan portfolio. Currently, independent loan reviews are being conducted quarterly and include non-performing loans as well as samples of performing loans of varying types within our portfolio.

Our loan review system also includes the internal audit and compliance functions, which operate in accordance with a scope determined by the Audit and Compliance Committee of the Board of Directors. Internal audit resources assess the adequacy of, and adherence to, internal credit policies and loan administration procedures. Similarly, our compliance resources monitor adherence to relevant lending-related and consumer protection-related laws and regulations. The loan review system is structured in such a way that the internal audit function maintains the ability to independently audit other risk monitoring functions without impairing its independence with respect to these other functions.

As noted, the loan review system also comprises our policies and procedures relating to the regulatory classification of assets and the allowance for loan loss functions each of which are described in greater detail below.

Classification of Assets. In compliance with the regulatory guidelines, our loan review system includes an evaluation process through which certain loans exhibiting adverse credit quality characteristics are classified “Special Mention”, “Substandard”, “Doubtful” or “Loss”.

An asset is classified as “Substandard” if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “Doubtful” have all of the weaknesses inherent in those classified as “Substandard”, with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as “Loss” are considered uncollectible or of so little value that their continuance as assets is not warranted.

Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. As discussed in greater detail below, a valuation allowance is established through the provision for loan losses for any impairment identified through such evaluations. To the extent that impairment identified on a loan is classified as “Loss”, that portion of the loan is charged off against the allowance for loan losses.

Prior to fiscal 2012, our impaired loans with impairment were characterized by “split classifications” (e.g. Substandard/Loss) with all loan impairment being ascribed a “Loss” classification by default and charge-offs being recorded against the allowance for loan loss at the time such losses were realized. For loans primarily secured by real estate, which have historically comprised a large majority of our loan portfolio, the recognition of impairments as “charge offs” typically coincided with the foreclosure of the property securing the impaired loan at which time the property was brought into real estate owned at its fair value, less estimated selling costs, and any portion of the loan’s carrying value in excess of that amount was charged off against the allowance for loan losses (“ALLL”).

During fiscal 2012, we modified our loan classification and charge off practices to more closely align them to those of other institutions regulated by the OCC. The OCC succeeded the OTS as Kearny Bank’s primary regulator effective July 21, 2011. As a result of those changes, the classification of loan impairment as “Loss” is now based upon a confirmed expectation for loss, rather than simply equating impairment with a “Loss” classification by default. For loans primarily secured by real estate, the expectation for loss is generally confirmed when: (a) impairment is identified on a loan individually evaluated in the manner described below, and (b) the loan is presumed to be collateral-dependent such that the source of loan repayment is expected to arise solely from sale of the collateral securing the applicable loan. Impairment identified on non-collateral-dependent loans may or may not be eligible for a “Loss” classification depending upon the other salient facts and circumstances that affect the manner and likelihood of loan repayment. As a further result of these changes, loan impairment that is classified as “Loss” is now charged off against the ALLL concurrent with that classification rather than deferring the charge off of confirmed expected losses until they are realized as had been Kearny Bank’s practice prior to fiscal 2012.

The timeframe between when we first identify loan impairment and when such impairment may ultimately be charged off varies by loan type. For example, unsecured consumer and commercial loans are generally classified as “Loss” at 120 days past due, resulting in their outstanding balances being charged off at that time. For our secured loans, the condition of collateral dependency, as noted above, generally serves as the basis upon which a “Loss” classification is ascribed to a loan’s impairment thereby confirming an expected loss and triggering charge off of that impairment.

While the facts and circumstances that effect the manner and likelihood of repayment vary from loan to loan, we generally consider the referral of a loan to foreclosure, coupled with the absence of other viable sources of loan repayment, to be demonstrable evidence of collateral dependency. Depending upon the nature of the collections process applicable to a particular loan, an early determination of collateral dependency could result in a nearly concurrent charge off of a newly identified impairment. By contrast, a presumption of collateral dependency may only be determined after the completion of lengthy loan collection and/or workout efforts, including bankruptcy proceedings, which may extend several months or more after a loan’s impairment is first identified.

The adoption of this change to our charge-off practices during fiscal 2012 resulted in the charge-off of approximately $4.2 million of confirmed expected losses during that year for which valuation allowances had been previously established for identified impairments. Thereafter, the recognition of charge offs based upon confirmed expected losses rather than realized losses has generally accelerated the timing of their recognition compared to prior years.

In a limited number of cases, the entire net carrying value of a loan may be determined to be impaired based upon a collateral-dependent impairment analysis. However, the borrower’s adherence to contractual repayment terms precludes the recognition of a “Loss” classification and charge off. In these limited cases, a valuation allowance equal to 100% of the impaired loan’s carrying value may be maintained against the net carrying value of the asset.

Assets which do not currently expose us to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as “Special Mention” by management. Adversely classified assets, together with those rated as “Special Mention”, are generally referred to as “Classified Assets”. Non-classified assets are internally rated within one of four “Pass” categories or as “Watch” with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by our third party loan review firm during their quarterly independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, we will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

The following table discloses our designation of certain loans as special mention or adversely classified at December 31, 2014, June 30, 2014, 2013, 2012, 2011 and 2010.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(In Thousands)
Special Mention	$14,500	$12,258	$14,050	$20,297	$11,141	$10,353
Substandard	35,674	41,564	43,371	48,131	39,093	18,697
Doubtful	281	290	391	892	614	—
Loss(1)	—	—	—	—	—	—

Total	$50,455	$54,112	$57,812	$69,320	$50,848	$29,050

(1)	Net of specific valuation allowances where applicable

At December 31, 2014, 39 loans were classified as Special Mention and 183 loans were classified as Substandard compared to 48 loans that were classified as Special Mention and 180 loans that were classified as Substandard at June 30, 2014. At December 31, 2014 and June 30, 2014, four loans were classified as Doubtful. As noted above, all loans, or portions thereof, classified as Loss during the first two quarters of fiscal 2015 and fiscal 2014 were charged off against the allowance for loan losses.

Allowance for Loan Losses. Our allowance for loan loss calculation methodology utilizes a “two-tier” loss measurement process that is generally performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, we first identify the loans that must be reviewed individually for impairment. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, loan type, classification status, contractual payment status, performance/accrual status and impaired status.

Prior to fiscal 2011, the loans we considered to be eligible for individual impairment review were generally limited to our larger and/or more complex loans including our commercial mortgage loans, comprising multi-family and nonresidential real estate loans, as well as our construction loans and commercial business loans. During fiscal 2011, we expanded the scope of loans that we consider eligible for individual impairment review to also include one- to four-family mortgage loans, home equity loans and home equity lines of credit with such loans being reviewed individually for impairment, where applicable, since that time.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management performs an analysis to determine the amount of impairment associated with that loan.

In measuring the impairment associated with collateral-dependent loans, the fair value of the collateral securing the loan is generally used as a measurement proxy for that of the impaired loan itself as a practical expedient. In the case of real estate collateral, such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. The value of non-real estate collateral is similarly determined based upon the independent assessment of fair market value by a qualified resource.

We generally obtain independent appraisals on properties securing mortgage loans when such loans are initially placed on nonperforming or impaired status with such values updated approximately every six to twelve months thereafter throughout the collections, bankruptcy and/or foreclosure processes. Appraised values are typically updated at the point of foreclosure, where applicable, and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

As supported by accounting and regulatory guidance, we reduce the fair value of the collateral by estimated selling costs, such as real estate brokerage commissions, to measure impairment when such costs are expected to reduce the cash flows available to repay the loan.

We establish valuation allowances in the fiscal period during which the loan impairments are identified. The results of management’s individual loan impairment evaluations are validated by our third party loan review firm during their quarterly independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are generally updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses on loans not otherwise reviewed individually for impairment as well as those individually reviewed loans that are determined to be non-

impaired. Such loans include groups of smaller-balance homogeneous loans that may generally be excluded from individual impairment analysis, and therefore collectively evaluated for impairment, as well as the non-impaired loans within categories that are otherwise eligible for individual impairment review.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of our loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, we currently stratify our loan portfolio into seven primary segments: residential mortgage loans, commercial mortgage loans, construction loans, commercial business loans, home equity loans, home equity lines of credit and other consumer loans.

The risks presented by residential mortgage loans are primarily related to adverse changes in the borrower’s financial condition that threaten repayment of the loan in accordance with its contractual terms. Such risk to repayment can arise from job loss, divorce, illness and the personal bankruptcy of the borrower. For collateral dependent residential mortgage loans, additional risk of loss is presented by potential declines in the fair value of the collateral securing the loan.

Home equity loans and home equity lines of credit generally share the same risks as those applicable to residential mortgage loans. However, to the extent that such loans represent junior liens, they are comparatively more susceptible to such risks given their subordinate position behind senior liens.

In addition to sharing similar risks as those presented by residential mortgage loans, risks relating to commercial mortgage loans also arise from comparatively larger loan balances to single borrowers or groups of related borrowers. Moreover, the repayment of such loans is typically dependent on the successful operation of an underlying real estate project and may be further threatened by adverse changes to demand and supply of commercial real estate as well as changes generally impacting overall business or economic conditions.

The risks presented by construction loans are generally considered to be greater than those attributable to residential and commercial mortgage loans. Risks from construction lending arise, in part, from the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost, including interest, of the project. The nature of these loans is such that they are comparatively more difficult to evaluate and monitor than permanent mortgage loans.

Commercial business loans are also considered to present a comparatively greater risk of loss due to the concentration of principal in a limited number of loans and/or borrowers and the effects of general economic conditions on the business. Commercial business loans may be secured by varying forms of collateral including, but not limited to, business equipment, receivables, inventory and other business assets which may not provide an adequate source of repayment of the outstanding loan balance in the event of borrower default. Moreover, the repayment of commercial business loans is primarily dependent on the successful operation of the underlying business which may be threatened by adverse changes to the demand for the business’ products and/or services as well as the overall efficiency and effectiveness of the business’ operations and infrastructure.

Finally, our unsecured consumer loans generally have shorter terms and higher interest rates than other forms of lending but generally involve more credit risk due to the lack of collateral to secure the loan in the event of borrower default. Consumer loan repayment is dependent on the borrower’s continuing financial stability, and therefore is more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. By contrast, our consumer loans also include account loans that are fully secured by the borrower’s deposit accounts and generally present nominal risk to us.

Each primary segment is further stratified to distinguish between loans originated and purchased through third parties from loans acquired through business combinations. Commercial business loans include secured and unsecured loans as well as loans originated through SBA programs. Additional criteria may be used to further group loans with common risk characteristics. For example, such criteria may distinguish between loans secured by different collateral types or separately identify loans supported by government guarantees such as those issued by the SBA.

In regard to historical loss factors, our allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. We currently utilize a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate our actual, historical loss experience. The outstanding principal balance of the non-impaired portion of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon our historical loss experience.

As noted, the second tier of our allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria have traditionally considered the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. During the first two quarters of fiscal 2015 and fiscal 2014, the environmental factors we utilized in our allowance for loan loss calculation were expanded to include changes in the nature, volume and terms of loans, changes in the quality of loan review systems and resources and the effects of regulatory, legal and other external factors.

For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk), with higher values potentially ascribed to exceptional levels of risk that exceed the standard range, as appropriate. The sum of the risk values, expressed as a whole number, is multiplied by 0.01% to arrive at an overall environmental loss factor, expressed in basis points, for each loan category.

Prior to fiscal 2012, the aggregate outstanding principal balance of the non-impaired loans within each loan category was simply multiplied by the applicable environmental loss factor, as described above, to estimate the level of probable losses based upon the qualitative risk criteria. To more closely align our ALLL calculation methodology to that of other institutions regulated by the OCC, we modified our ALLL calculation methodology during fiscal 2012 to explicitly incorporate our existing credit-rating classification system into the calculation of environmental loss factors by loan type.

To do so, we implemented the use of risk-rating classification “weights” into our calculation of environmental loss factors during 2012. Our existing risk-rating classification system ascribes a numerical rating of “1” through “9” to each loan within the portfolio. The ratings “5” through “9” represent the numerical equivalents of the traditional loan classifications “Watch”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”, respectively, while lower ratings, “1” through “4”, represent risk-ratings within the least risky “Pass” category. The environmental loss factor applicable to each non-impaired loan within a category, as described above, is “weighted” by a multiplier based upon the loan’s risk-rating classification. Within any single loan category, a “higher” environmental loss factor is now ascribed to those loans with comparatively higher risk-rating classifications resulting in a proportionately greater ALLL requirement attributable to such loans compared to the comparatively lower risk-rated loans within that category.

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, we first broadly consider the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time. For this purpose, losses are considered to include both charge offs as well as loan impairments for which valuation allowances have been recognized through provisions to the allowance for loan losses, but have not yet been charged off. To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category. Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, we then consider the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category. A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, we also consider the degree to which those levels have changed from period to period. A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

As noted above, we consider these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category. As with all environmental loss factors, the risk value assigned ultimately reflects our best judgment as to the level of expected losses on loans collectively evaluated for impairment.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for our allowance for loan losses at the end of a fiscal period. As noted earlier, we established all additional valuation allowances in the fiscal period during which additional individually identified loan impairments and additional estimated losses on loans collectively evaluated for impairment are identified. We adjust our balance of valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Notwithstanding calculation methodology and the noted distinction between valuation allowances established on loans collectively versus individually evaluated for impairment, our entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

Although our allowance for loans losses is established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated.

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2014	2013	2014	2013	2012	2011	2010
	(Dollars in Thousands)
Allowance balance (at beginning of period)	$12,387	$10,896	$10,896	$10,117	$11,767	$8,561	$6,434

Provision for loan losses	2,590	1,727	3,381	4,464	5,750	4,628	2,616

Charge-offs:
One- to four-family	1,437	508	1,202	2,272	6,398	931	202
Home equity loan	39	34	47	221	135	7	16
Commercial	612	34	44	1,042	483	—	322
Commercial business	451	1,080	1,170	182	349	5	—
Construction	—	—	—	9	106	492	—
Other	—	29	30	2	9	7	1

Total charge-offs	2,539	1,685	2,493	3,728	7,480	1,442	541

Recoveries:
One- to four-family	141	25	67	15	6	6	10
Home equity loan	—	—	2	10	2	—	—
Commercial	—	525	525	—	37	2	42
Commercial business	5	5	9	18	—	11	—
Construction	—	—	—	—	33	—	—
Other	—	—	—	—	2	1	—

Total recoveries	146	555	603	43	80	20	52

Net (charge-offs)	(2,393)	(1,130)	(1,890)	(3,685)	(7,400)	(1,422)	(489)

Allowance balance (at end of period)	$12,584	$11,493	$12,387	$10,896	$10,117	$11,767	$8,561

Total loans outstanding	$1,815,510	$1,556,587	$1,742,868	$1,361,718	$1,285,890	$1,269,372	$1,013,149

Average loans outstanding	$1,768,403	$1,470,794	$1,548,746	$1,309,085	$1,250,307	$1,172,576	$1,030,287

Allowance for loan losses as a percent of total loans outstanding	0.69%	0.74%	0.71%	0.80%	0.79%	0.93%	0.84%

Net loan charge-offs as a percent of average loans outstanding(1)	0.27%	0.15%	0.12%	0.28%	0.59%	0.12%	0.05%

Allowance for loan losses to non-performing loans	50.37%	44.37%	48.96%	35.24%	30.20%	33.65%	39.70%

(1)	Data for six-month periods is annualized.

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the total allowance for loan losses by loan category and segment and the percent of loans in each category’s segment to total net loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan segment does not represent the total available for future losses which may occur within a particular loan segment since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

	At December 31, 2014		At June 30,
			2014		2013		2012		2011		2010
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in Thousands)
At end of period allocated to:
Real estate mortgage:
One- to four-family	$2,310	31.43%	$2,729	33.31%	$3,660	36.77%	$4,572	43.77%	$6,644	48.13%	$4,302	65.52%
Commercial	8,392	58.24	7,737	56.44	5,359	48.97	3,443	37.71	3,336	30.23	3,315	20.04
Commercial business	1,407	4.32	1,284	3.86	1,218	5.19	1,310	6.88	880	8.27	108	1.42
Consumer:
Home equity loans	314	3.98	460	4.34	490	5.93	447	7.45	322	8.78	313	10.03
Home equity lines of credit	80	1.29	88	1.38	76	1.95	54	2.30	49	2.59	34	1.12
Other	22	0.26	22	0.25	12	0.32	14	0.31	14	0.30	13	0.42
Construction	59	0.48	67	0.42	81	0.87	277	1.58	289	1.70	245	1.45

	12,584		12,387		10,896		10,117		11,534		8,330
Unallocated	—		—		—		—		233		231

Total	$12,584	100.00%	$12,387	100.00%	$10,896	100.00%	$10,117	100.00%	$11,767	100.00%	$8,561	100.00%

The following table sets forth the allocation of the allowance for loan losses by loan category and segment within each valuation allowance category at the dates indicated. The valuation allowance categories presented reflect the allowance for loan loss calculation methodology in effect at the time.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(Dollars in Thousands)
Valuation allowance for loans individually evaluated for impairment:
Real estate mortgage:
One- to four-family	$151	$528	$697	$1,240	$4,061	$2,433
Commercial	452	569	514	667	1,503	1,771
Commercial business	216	444	757	776	692	5
Consumer:
Home equity loans	37	132	110	127	—	—
Home equity lines of credit	—	—	—	—	—	—
Other	—	—	—	—	—	—
Construction	—	—	—	—	105	106

Total valuation allowance	856	1,673	2,078	2,810	6,361	4,315

Valuation allowance for loans collectively evaluated for impairment:
Historical loss factors	2,361	2,058	2,439	2,288	738	199

Environmental loss factors:
Real estate mortgage:
One- to four-family	1,099	1,175	1,278	1,502	2,160	1,784
Commercial	7,510	6,717	4,292	2,776	1,658	1,443
Commercial business	406	374	407	316	186	103
Consumer:
Home equity loans	207	229	239	258	312	305
Home equity lines of credit	80	88	76	54	49	34
Other	8	8	6	8	8	8
Construction	57	65	81	105	62	139

Total environmental loss factors	9,367	8,656	6,379	5,019	4,435	3,816

Total (Factors based)	11,728	10,714	8,818	7,307	5,173	4,015

Unallocated general valuation allowance	—	—	—	—	233	231

Total allowance for loan losses	$12,584	$12,387	$10,896	$10,117	$11,767	$8,561

During the six months ended December 31, 2014, the balance of the allowance for loan losses increased by approximately $197,000 to $12.6 million, or 0.69% of total loans at December 31, 2014 compared to $12.4 million or 0.71% of total loans at June 30, 2014. The increase between December 31, 2014 and June 30, 2014 resulted from provisions of $2.6 million during the six months ended December 31, 2014 that were partially offset by charge-offs, net of recoveries, totaling $2.4 million.

During the year ended June 30, 2014, the balance of the allowance for loan losses increased by approximately $1.5 million to $12.4 million from $10.9 million or 0.80% of total loans at June 30, 2013. The increase between June 30, 2014 and June 30, 2013 resulted from provisions of $3.4 million during the year ended June 30, 2014 that were partially offset by charge-offs, net of recoveries, totaling $1.9 million.

The balance of our allowance for loan losses attributable to loans individually evaluated for impairment decreased $817,000 to $856,000 at December 31, 2014 from $1.7 million at June 30, 2014. The balance at December 31, 2014 reflected the allowance for impairment identified on $3.3 million of impaired loans while an additional $33.1 million of impaired loans had no allowance for impairment on that date.

The balance of our allowance for loan losses attributable to loans individually evaluated for impairment decreased by $405,000 to $1.7 million at June 30, 2014 from $2.1 million at June 30, 2013. The balance at June 30, 2014 reflected the allowance for impairment identified on $4.6 million of impaired loans while an additional $32.6 million of impaired loans had no allowance for impairment as of that date. By comparison, the balance of the allowance at June 30, 2013 reflected the impairment identified on $4.7 million of impaired loans while an additional $34.9 million of impaired loans had no impairment as of that date. The outstanding balances of impaired loans reflect the cumulative effects of various adjustments including, but not limited to, purchase accounting valuations and prior charge-offs, where applicable, which are considered in the evaluation of impairment.

The balance of our allowance for loan losses attributable to loans evaluated collectively for impairment increased by $1.9 million to $10.7 million at June 30, 2014 from $8.8 million at June 30, 2013. The increase in valuation between June 30, 2014 and June 30, 2013 was partly attributable to a $383.5 million increase in the aggregate outstanding balance of loans collectively evaluated for impairment to $1.71 billion at June 30, 2014 from $1.32 billion at June 30, 2013 as well as the ongoing reallocation of loans within the portfolio in favor of commercial loans against which we generally assign comparatively higher historical and environmental loss factors in our ALLL calculation. The increase in the allowance between June 30, 2014 and June 30, 2013 also reflected changes to certain environmental loss factors that were partially offset by decreases in historical loss factors.

Our loan portfolio experienced a net annualized average charge-off rate of 27 basis points during the six months ended December 31, 2014, compared to a net annualized average charge-off rate of 15 basis points during the six months ended December 31, 2013. The increase in the charge-off rate primarily reflected a comparative increase in charge offs in residential mortgage loans originally acquired from Countrywide that was partially offset by a decrease in commercial business loan charge-offs between comparative periods.

Our loan portfolio experienced a net annualized average charge-off rate of 12 basis points during the year ended June 30, 2014 representing a decrease of 16 basis points from the 28 basis points of charge-offs reported for fiscal 2013. The historical loss factors used in our allowance for loan loss calculation methodology were updated to reflect the effect of these charge-offs on the average annualized historical charge-off rates by loan segment over the two year look-back period used by that methodology. The effect of the decline in the aggregate charge-off rate during the fiscal year 2014 more than offset the effect of the concurrent increase in the overall balance of the unimpaired portion of the loan portfolio noted above. Together, these factors resulted in a net decrease of $381,000 in the applicable portion of the allowance to $2.1 million at June 30, 2014 compared to $2.4 million at June 30, 2013.

As noted earlier, the loans acquired from Atlas Bank on June 30, 2014 were recorded at their fair value on the date of acquisition. Such valuations reflected any estimated impairment for potential credit losses at that time. Consequently, the historical loss factors applied to such loans were initially set to zero at June 30, 2014. There were no “post-acquisition” charge-offs attributable to the Atlas Bank loans through December 31, 2014. Consequently, such loss factors remained unchanged at December 31, 2014 from June 30, 2014. The level of historical loss factors attributable to all acquired loans, including those acquired from Atlas Bank, will be updated periodically to reflect any “post-acquisition” charge-off activity in accordance with our allowance for loan loss calculation methodology.

We modified the following environmental loss factors during the six months ended December 31, 2014 to reflect the increased level of risk exposure and estimated losses arising from the continued growth in the applicable segments of our commercial loan portfolio:

•

Concentration of credit: Increase loss factor within the following loan segments to reflect additional estimated impairment arising from increased exposure to one or more of the following concentration-related risks: (a) increase in origination and/or purchase of larger loan amount to individual borrowers; (b) increase in origination and/or purchase of loans collateralized by real estate located in the five boroughs of New York City; and (c) increase in credit exposure to large, commercial business loan borrowers through participations acquired through a limited number of wholesale/secondary market sources.

•	Multi-family mortgage loans: Increased (+3 bp) from “9” to “12”

•	Commercial business loans (purchased): Increased (+3 bp) from “0” to “3”

•

Changes in the nature, volume and terms of loans: Increase loss factor within the following loan segment to reflect additional estimated impairment arising from accelerating growth within the applicable segment.

•	Nonresidential mortgage loans: Increased (+3 bp) from “9” to “12”

Changes to environmental loss factors during the year ended June 30, 2014 as compared to the year ended June 30, 2013 generally reflected changes to estimated impairment attributable to three primary factors. First, we updated the loss factors applicable to loans originally acquired through our acquisition of Central Jersey Bank during fiscal 2011. All such loans were initially recorded at fair value at acquisition reflecting any impairment identified on such loans at that time. In general, the aggregate level of realized losses on the acquired impaired loans did not exceed the level of impairment originally ascribed to the loans at the time of acquisition. However, during fiscal 2014 we identified and recognized additional “post-acquisition”

impairment and charge-offs attributable to acquired loans that were performing at the time of acquisition. We consider such losses in developing the environmental loss factors used to calculate the required allowance applicable to the non-impaired portion of our acquired loan portfolio. As such, during the year ended June 30, 2014, we modified the following environmental loss factors applicable to loans acquired during fiscal 2011:

•

National and local economic trends and conditions: Increased the loss factors within the following loan segments to reflect the continued weakness in national and local economic conditions and the increase in related impairment that continues to be recognized over time since the loan segments were originally acquired at fair value:

•	All acquired loan segments: Increased (+3 bp) from “6” to “9”

•

Changes in the value of underlying collateral: Increased the loss factors within the following loan segments to reflect the continued weakness in applicable real estate values coupled with the adverse effects of Hurricane Sandy on collateral values and the increase in related impairment that continues to be recognized over time since the loan segments were originally acquired at fair value:

•	All acquired loan segments: Increased (+3 bp) from “6” to “9”

•

Level of and trends in nonperforming loans: Increased the loss factors within the following loan segments to reflect increases in the level of nonperforming loans and realized losses and the increase in related impairment that continues to be recognized over time since the loan segments were originally acquired at fair value.

•	Acquired SBA loan segments: Increased (+3 bp) from “12” to “15”

Given their original acquisition at fair value and limited portfolio seasoning through June 30, 2014, the environmental loss factors established for loans acquired through business combinations generally reflect a comparatively lower level of risk than those applicable to the remaining portfolio. As noted earlier, the loans acquired from Atlas Bank on June 30, 2014 were recorded at their fair value on the date of acquisition. Such valuations reflected any estimated impairment for potential credit losses at that time. Consequently, the environmental loss factors applied to such loans were initially set to zero at June 30, 2014 and remained unchanged through December 31, 2014. The level of environmental loss factors attributable to all acquired loans, including those acquired from Atlas Bank, will continue to be monitored and adjusted to reflect our best judgment as to the level of incurred “post-acquisition” impairment.

The second set of environmental loss factor changes during fiscal 2014 were primarily attributable to the significant growth in commercial mortgage loans reported during the year that necessitated changes to the applicable environmental loss factors including, but not limited to, the utilization of a new loss factor added during fiscal 2014:

•

National and local economic trends and conditions: Reallocated a portion of the risk factor value attributable to accelerated growth in commercial mortgage loan segments to a new loss factor added to our framework of environmental loss factors during fiscal 2014 (see below).

•	Multi-family mortgage loans: Reallocated (-6 bp) from “15” to “9”

•	Nonresidential mortgage loans: Reallocated (-3 bp) from “15” to “12”

•

Concentration of credit: Reallocated a portion of the risk factor value attributable to accelerated growth in commercial mortgage loan segments to a new loss factor added to our framework of environmental loss factors during fiscal 2014 (see below).

•	Multi-family mortgage loans: Reallocated (-3 bp) from “12” to “9”

•	Nonresidential mortgage loans: Reallocated (-3 bp) from “12” to “9”

•

Changes in the nature, volume and terms of loans: Added new environmental loss factor during fiscal 2014 with factor values initially reallocated from existing risk factors (see above). Additional increases were also made to the risk factor values to reflect further accelerated growth in commercial mortgage loan segments.

•	Multi-family mortgage loans: Reallocated (+9 bp) from “0” to “9”

•	Nonresidential mortgage loans: Reallocated (+6 bp) from “0” to “6”

•	Multi-family mortgage loans: Increased (+6 bp) from “9” to “15”

•	Nonresidential mortgage loans: Increased (+3 bp) from “6” to “9”

The third set of environmental loss factor changes during fiscal 2014 as compared to fiscal 2013 generally reflected the modest improvement in national and local economic conditions as well as improvements in certain real estate collateral values and the resulting impact on the estimated impairment within the applicable “non-acquired” segments our loan portfolio:

•

National and local economic trends and conditions: Decreased the loss factors within the following loan segments to reflect modest improvement in certain economic indicators. The improvement in such indicators generally suggests growing stability and/or improvement in national and location economic conditions that—while remaining weak—have recovered from their worst levels brought about by the global financial crisis of 2008-2009.

•	Residential mortgage loans: Decreased (-3 bp) from “9” to “6”

•	Home equity loans & lines of credit: Decreased (-3 bp) from “9” to “6”

•	Construction loans: Decreased (-3 bp) from “15” to “12”

•	Multi-family mortgage loans: Decreased (-3 bp) from “9” to “6”

•	Nonresidential mortgage loans: Decreased (-3 bp) from “12” to “9”

•	Commercial business loans: Decreased (-3 bp) from “15” to “12”

•	Changes in collateral values: Decreased the loss factor within the following loan segment to reflect the improvement in real estate collateral values securing loans within the applicable segment.

•	Multi-family mortgage loans: Decreased (-3 bp) from “15” to “12”

In conjunction with the net changes to the outstanding balance of the applicable loans, the increase in the environmental loss factors during the year ended June 30, 2014 resulted in a net increase of $2.3 million in the applicable valuation allowances to $8.7 million at June 30, 2014 from $6.4 million at June 30, 2013.

The following tables present the historical and environmental loss factors, reported as a percentage of outstanding loan principal, that were the basis for computing the portion of the allowance for loan losses attributable to loans collectively evaluated for impairment at December 31, 2014, June 30, 2014 and June 30, 2013. Given their recent acquisition at fair value on June 30, 2014 coupled with the absence of any “post-acquisition” impairment through December 31, 2014, the loans acquired from Atlas Bank were generally excluded from the historical and environmental loss factors as applicable to loans “acquired in merger” as noted in the tables below. Consequently, such factors generally apply to loans acquired in conjunction with our acquisition of Central Jersey Bank during fiscal 2011.

Allowance for Loan Losses

Allocation of Loss Factors on Loans Collectively Evaluated for Impairment

at December 31, 2014

Loan Category	Historical Loss Factors	Environmental Loss Factors(2)	Total
Residential mortgage loans
Originated	0.02%	0.27%	0.29%
Purchased	3.48	0.75	4.23
Acquired in merger	2.44	0.30	2.74

Home equity loans
Originated	0.06	0.33	0.39
Acquired in merger	0.51	0.30	0.81

Home equity lines of credit
Originated	0.00	0.33	0.33
Acquired in merger	0.00	0.30	0.30

Construction loans
One- to four-family
Originated	0.04	0.69	0.73
Acquired in merger	0.00	0.30	0.30
Multi-family
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.30	0.30
Nonresidential
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.30	0.30

Commercial mortgage loans
Multi-family
Originated	0.00	0.75	0.75
Acquired in merger	0.00	0.30	0.30
Nonresidential
Originated	0.09	0.75	0.84
Acquired in merger	0.00	0.30	0.30

Commercial business loans
Secured (One- to four-family)
Originated	0.16	0.69	0.85
Acquired in merger	0.00	0.30	0.30
Secured (Other)
Originated	0.46	0.69	1.15
Purchased	1.19	0.39	1.58
Acquired in merger	0.43	0.30	0.73
Unsecured
Originated	0.00	0.54	0.54
Acquired in merger	0.51	0.21	0.72
SBA 7A
Originated	0.00	0.69	0.69
Acquired in merger	17.74	0.33	18.07
SBA Express
Originated	0.00	0.69	0.69
Acquired in merger	45.54	0.33	45.87
SBA Line of Credit
Originated	0.00	0.69	0.69
Acquired in merger	12.90	0.33	13.23
Other consumer loans(1)	—	—	—

(1)	We generally maintain an environmental loss factor of 0.21%—0.30% on other consumer loans while historical loss factors range from 0.00% to 12.04% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.
(2)	“Base” environmental factors reported exclude the effect of “weights” attributable to internal credit-rating classification as follows: “Pass-1”: 70%, “Pass-2”: 80%, “Pass-3”: 90%, “Pass-4”: 100%, “Watch”: 200%, “Special Mention”: 400%, “Substandard”: 600%, “Doubtful”: 800%. (e.g. Environmental loss factor applicable to originated residential mortgage loan rated as “Substandard”: 0.27% X 600% = 1.62%).

Allowance for Loan Losses

Allocation of Loss Factors on Loans Collectively Evaluated for Impairment

at June 30, 2014

Loan Category	Historical Loss Factors	Environmental Loss Factors(2)	Total
Residential mortgage loans
Originated	0.03%	0.27%	0.30%
Purchased	2.56	0.75	3.31
Acquired in merger	3.25	0.30	3.55

Home equity loans
Originated	0.11	0.33	0.44
Acquired in merger	0.36	0.30	0.66

Home equity lines of credit
Originated	0.00	0.33	0.33
Acquired in merger	0.00	0.30	0.30

Construction loans
One- to four-family
Originated	0.09	0.69	0.78
Acquired in merger	0.00	0.30	0.30
Multi-family
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.30	0.30
Nonresidential
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.30	0.30
Commercial mortgage loans
Multi-family
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.30	0.30
Nonresidential
Originated	0.10	0.72	0.82
Acquired in merger	0.00	0.30	0.30
Commercial business loans
Secured (One- to four-family)
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.30	0.30
Secured (Other)
Originated	0.50	0.69	1.19
Purchased	1.19	0.36	1.55
Acquired in merger	0.06	0.30	0.36
Unsecured
Originated	0.00	0.54	0.54
Acquired in merger	0.00	0.21	0.21
SBA 7A
Originated	0.00	0.69	0.69
Acquired in merger	18.91	0.33	19.24
SBA Express
Originated	0.00	0.69	0.69
Acquired in merger	0.00	0.33	0.33
SBA Line of Credit
Originated	0.00	0.69	0.69
Acquired in merger	0.53	0.33	0.86

Other consumer loans(1)	—	—	—

(1)	We generally maintain an environmental loss factor of 0.21%-0.30% on other consumer loans while historical loss factors range from 0.00% to 12.34% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.
(2)	“Base” environmental factors reported exclude the effect of “weights” attributable to internal credit-rating classification as follows: “Pass-1”: 70%, “Pass-2”: 80%, “Pass-3”: 90%, “Pass-4”: 100%, “Watch”: 200%, “Special Mention”: 400%, “Substandard”: 600%, “Doubtful”: 800%. (e.g. Environmental loss factor applicable to originated residential mortgage loan rated as “Substandard”: 0.27% X 600% = 1.62%).

Allowance for Loan Losses

Allocation of Loss Factors on Loans Collectively Evaluated for Impairment

at June 30, 2013

Loan Category	Historical Loss Factors	Environmental Loss Factors(2)	Total
Residential mortgage loans
Originated	0.09%	0.30%	0.39%
Purchased	2.78	0.75	3.53
Acquired in merger	1.62	0.24	1.86

Home equity loans
Originated	0.15	0.36	0.51
Acquired in merger	0.30	0.24	0.54

Home equity lines of credit
Originated	0.00	0.36	0.36
Acquired in merger	0.00	0.24	0.24

Construction loans
One- to four-family
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
Multi-family
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
Nonresidential
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24

Commercial mortgage loans
Multi-family
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
Nonresidential
Originated	0.13	0.72	0.85
Acquired in merger	0.11	0.24	0.35

Commercial business loans
Secured (One- to four-family)
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
Secured (Other)
Originated	0.08	0.72	0.80
Acquired in merger	0.07	0.24	0.31
Unsecured
Originated	0.00	0.57	0.57
Acquired in merger	0.00	0.18	0.18
SBA 7A
Originated	0.00	0.72	0.72
Acquired in merger	1.58	0.24	1.82
SBA Express
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
SBA Line of Credit
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24
SBA Other
Originated	0.00	0.72	0.72
Acquired in merger	0.00	0.24	0.24

Other consumer loans(1)	—	—	—

(1)	We generally maintain an environmental loss factor of 0.18%-0.27% on other consumer loans while historical loss factors range from 0.00% to 100.00% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.
(2)	“Base” environmental factors reported exclude the effect of “weights” attributable to internal credit-rating classification as follows: “Pass-1”: 70%, “Pass-2”: 80%, “Pass-3”: 90%, “Pass-4”: 100%, “Watch”: 200%, “Special Mention”: 400%, “Substandard”: 600%, “Doubtful”: 800%. (e.g. Environmental loss factor applicable to originated residential mortgage loan rated as “Substandard”: 0.30% X 600% = 1.8%).

An overview of the balances and activity within the allowance for loan loss during prior fiscal years reflects the lagging detrimental effects on economic and market conditions that resulted from the 2008-2009 financial crisis which have continued to adversely impact credit quality within our loan portfolio since that time.

During the fiscal year ended June 30, 2013, the balance of the allowance for loan losses increased by approximately $779,000 to $10.9 million at June 30, 2013 from $10.1 million at June 30, 2012. The increase resulted from additional provisions of $4.5 million that were partially offset by net charge-offs of $3.7 million during fiscal 2013. Valuation allowances attributable to impairment identified on individually evaluated loans decreased by $732,000 to $2.1 million at June 30, 2013 from $2.8 million at June 30, 2012. For those same comparative periods, valuation allowances on loans evaluated collectively for impairment increased by approximately $1.5 million to $8.8 million from $7.3 million reflecting the overall growth in the balance of non-impaired loans in the portfolio in conjunction with changes to the historical and environmental loss factors used in the allowance for loan loss calculation during the year.

During the fiscal year ended June 30, 2012, the balance of the allowance for loan losses decreased by approximately $1.7 million to $10.1 million at June 30, 2012 from $11.8 million at June 30, 2011. The decrease resulted from net charge-offs totaling $7.4 million that were partially offset by additional provisions of $5.8 million. As noted earlier, the net charge-offs reported during fiscal 2012 reflected changes to our loan classification and charge-off practices that resulted in the accelerated charge off of approximately $4.2 million of confirmed expected losses for which valuation allowances had been previously established for identified impairments. Due partly to this change, valuation allowances attributable to impairment identified on individually evaluated loans decreased by $3.6 million to $2.8 million at June 30, 2012 from $6.4 million at June 30, 2011. For those same comparative periods, valuation allowances on loans evaluated collectively for impairment increased by approximately $2.1 million to $7.3 million from $5.2 million reflecting the overall growth in the balance of non-impaired loans in the portfolio in conjunction with changes to the historical and environmental loss factors used in the allowance for loan loss calculation during the year. As noted earlier, changes to environmental loss factors during fiscal 2012 included those arising from incorporating our credit-rating classification system into the calculation of environmental loss factors by loan type. Finally, the balance of the unallocated allowance was reduced to zero at June 30, 2012 from our prior balance of $233,000 at June 30, 2011.

The calculation of probable losses within a loan portfolio and the resulting allowance for loan losses is subject to estimates and assumptions that are susceptible to significant revisions as more information becomes available and as events or conditions effecting individual borrowers and the marketplace as a whole change over time. In addition, the federal banking regulators, as an integral part of their examination process, periodically review our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The regulators may require the allowance for loan losses to be increased based on their review of information available at the time of the examination, which may negatively affect our earnings.

Securities Portfolio

Our deposits and borrowings have traditionally exceeded our outstanding balance of loans receivable. We have generally invested excess funds into investment securities with a historical emphasis on U.S. agency mortgage-backed securities and U.S. agency debentures. Such assets were a significant component of our investment portfolio at December 31, 2014 and are expected to remain so in the future. However, recent enhancements to our investment policies, strategies and infrastructure have enabled us to diversify the composition and allocation of our securities portfolio as described below.

At December 31, 2014, our securities portfolio totaled $1.35 billion and comprised 38.2% of our total assets. By comparison, at June 30, 2014 and June 30, 2013, our securities portfolio totaled $1.36 billion and $1.39 billion, respectively, and comprised 38.7% and 44.3% of our total assets, respectively.

The decrease in the securities portfolio between December 31, 2014 and June 30, 2014 totaled approximately $2.8 million, which largely reflected security repayments and sales that were partially offset by security purchases during the period. The net decrease in the portfolio also reflected a $44,000 decrease in the net unrealized gain on the available for sale securities portfolios to an unrealized gain of $1.0 million at December 31, 2014 from an unrealized gain of $1.1 million at June 30, 2014.

The decrease in the dollar amount of the securities portfolio and its decline as a percentage of total assets from June 30, 2014 to December 31, 2014 reflected the stated goals and objectives of our business plan which continues to call for shifting the mix of our earning assets toward greater balances of loans and lesser balances of investment securities.

The net decrease in the securities portfolio between June 30, 2014 and June 30, 2013 totaled approximately $34.7 million, which largely reflected security repayments and sales that were partially offset by security purchases during the year as well as the addition of securities with fair values totaling $26.9 million acquired in conjunction with the acquisition of Atlas Bank on June 30, 2014. The securities acquired from Atlas Bank included mortgage-backed securities, including pass-

through securities and collateralized mortgage obligations, with fair values totaling $23.9 million as well as one corporate bond with a fair value of $3.0 million at June 30, 2014. All securities acquired from Atlas Bank were determined to be high-quality, investment grade securities with no “other-than-temporary” impairment.

The net decrease in the portfolio was partially offset by an increase in the net unrealized gain on the available for sale securities portfolio to an unrealized gain of $1.1 million at June 30, 2014 from an unrealized loss of $7.4 million at June 30, 2013.

As above, the overall decrease in the dollar amount of the securities portfolio and its decline as a percentage of total assets from June 30, 2013 to June 30, 2014 also reflected the stated goals and objectives of our business plan.

Our investment policy, which is approved by the Board of Directors, is designed to foster earnings and manage cash flows within prudent interest rate risk and credit risk guidelines. Generally, our investment policy is to invest funds in various categories of securities and maturities based upon our liquidity needs, asset/liability management policies, investment quality, and marketability and performance objectives. Our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Investment Officer and Chief Financial Officer are the executive management members of our Capital Markets Committee (“CMC”) that are generally designated by the Board of Directors as the officers primarily responsible for securities portfolio management and all transactions require the approval of at least two of these designated officers. The Board of Directors is responsible for the oversight of the securities portfolio and the CMC’s activities relating thereto.

Federally-chartered savings banks have the authority to invest in various types of liquid assets. The investments authorized for purchase under the investment policy approved by our Board of Directors include U.S. government and agency mortgage-backed securities (including U.S. agency commercial MBS), U.S. government and government agency debentures, municipal obligations (consisting of bank-qualified municipal bond obligations of state and local governments), corporate bonds, asset-backed securities and collateralized loan obligations. We also hold small balances of single-issuer trust preferred securities and non-agency mortgage-backed securities that were acquired through bank acquisitions, but generally do not purchase such securities for the portfolio. On a short-term basis, our investment policy authorizes investment in securities purchased under agreements to resell, federal funds, certificates of deposit of insured banks and savings institutions and Federal Home Loan Bank term deposits.

The carrying value of our mortgage-backed securities totaled $714.1 million at December 31, 2014 and comprised 52.7% of total investments and 20.1% of total assets as of that date. Mortgage-backed securities generally include mortgage pass-through securities and collateralized mortgage obligations which are typically issued with stated principal amounts and backed by pools of mortgage loans. Mortgage originators use intermediaries (generally government agencies and government-sponsored enterprises, but also a variety of non-agency corporate issuers) to pool and package mortgage loans into mortgage-backed securities. The cash flow and re-pricing characteristics of a mortgage pass-through security generally approximate those of the underlying mortgages. By comparison, the cash flow and re-pricing characteristics of collateralized mortgage obligations are determined by those assigned to an individual security, or “tranche”, within the terms of a larger investment vehicle which allocates cash flows to its component tranches based upon a predetermined structure as payments are received from the underlying mortgagors.

We generally invest in mortgage-backed securities issued by U.S. government agencies or government-sponsored entities, such as the Government National Mortgage Association (“Ginnie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”). Mortgage-backed securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the mortgage loans underlying such securities because of the costs of servicing and of their payment guarantees or credit enhancements which minimize the level of credit risk to the security holder.

In addition to our investments in agency mortgage-backed securities, we formerly had an investment in the AMF Ultra Short Mortgage Fund (“AMF Fund”), a mutual fund acquired during 2002 as the result of a merger, which invested primarily in agency and non-agency mortgage-backed securities of short duration. The housing and credit crises negatively impacted the market value of certain securities in the fund’s portfolio resulting in a continuing decline in the net asset value of this fund. Due to a continuing decline in the net asset value of the AMF Fund, we elected to withdraw our investment in the fund by invoking a redemption-in-kind option during fiscal 2009 in lieu of cash. The shares redeemed for cash and the shares redeemed for the underlying securities were initially written down to fair value as of the trade date. However, additional losses in the form of other-than-temporary impairments (“OTTI”) were recognized through earnings during fiscal 2009 and 2010 due to further declines in the value of the applicable non-agency securities.

During the six months ended December 31, 2014, there were no non-agency CMOs that fell below our investment grade threshold triggering their sale. However, during the year ended June 30, 2014, non-agency CMOs totaling $34,000 fell below our investment grade threshold triggering their sale, resulting in losses on sale totaling $6,000. Similar sales were executed during fiscal 2013 and fiscal 2012 for CMOs totaling $24,000 and $38,000, respectively, resulting in losses on sale of $6,000 and $6,000, respectively.

During the six months ended December 31, 2014, we acquired no additional non-agency CMOs. However, we did acquire one additional non-agency CMO with a fair value of $210,000 in conjunction with the acquisition of Atlas Bank on June 30, 2014. At December 31, 2014, we held a total of five non-agency CMOs with an aggregate carrying value of approximately $228,000. All non-agency CMOs were impaired at December 31, 2014, but maintained their credit-ratings at levels supporting our investment grade assessment with such ratings equaling “A” by Standard & Poor’s Financial Services (“S&P”) and/or “Baa2” or better by Moody’s Investor Service (“Moody’s”), where rated by those agencies.

The carrying value of our U.S. agency debt securities totaled $152.1 million at December 31, 2014 and comprised 11.2% of total investments and 4.3% of total assets as of that date. Such securities included U.S. agency debentures and securitized pools of loans issued and fully guaranteed by the Small Business Administration (“SBA”), a U.S. government agency.

The carrying value of our securities representing obligations of state and political subdivisions totaled $103.1 million at December 31, 2014 and comprised 7.6% of total investments and 2.9% of total assets as of that date. Such securities include approximately $101.5 million of highly-rated, fixed-rate bank-qualified securities representing general obligations of municipalities located within the U.S. or the obligations of their related entities such as boards of education or school districts. The portfolio also includes $1.6 million of non-rated municipal obligations comprising five short-term, bond anticipation notes (“BANs”) issued by a total of three New Jersey municipalities with whom we also maintain or seek to maintain deposit relationships. At December 31, 2014, the fair value of each of our BANs equaled or exceeded their respective carrying values resulting in no reported impairment on those securities as of that date. Each of our impaired municipal obligations were consistently rated by Moody’s and S&P well above the thresholds that generally support our investment grade assessment with such ratings equaling or exceeding “A” or higher by S&P and/or “A2” or higher by Moody’s, where rated by those agencies. In the absence of such ratings, we rely upon our own internal analysis of the issuer’s financial condition to validate its investment grade assessment.

The carrying value of our asset-backed securities totaled $88.6 million at December 31, 2014 and comprised 6.5% of total investments and 2.5% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities representing securitized federal education loans with 97% U.S. government guarantees. The securities represent tranches of a larger investment vehicle designed to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans. Our securities represent the highest credit-quality tranches within the overall structures with each being rated “AA+” by S&P at December 31, 2014.

The outstanding balance of our collateralized loan obligations totaled $126.3 million at December 31, 2014 and comprised 9.3% of total investments and 3.6% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities comprised of securitized commercial loans to large, U.S. corporations. Our securities represent tranches of a larger investment vehicle designed to reallocate cash flows and credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans. At December 31, 2014, each of our collateralized loan obligations were consistently rated by Moody’s and S&P well above the thresholds that generally support our investment grade assessment with such ratings equaling or exceeding “AA” or higher by S&P and/or “Aa2” or higher by Moody’s, where rated by those agencies.

The carrying value of our corporate bonds totaled $162.4 million at December 31, 2014 and comprised 12.0% of total investments and 4.6% of total assets as of that date. This category of securities is comprised entirely of floating-rate corporate debt obligations of large financial institutions. At December 31, 2014, each of our corporate bonds were consistently rated by Moody’s and S&P well above the thresholds that generally support our investment grade assessment with such ratings equaling or exceeding “A-” or higher by S&P and/or “Baa1” or higher by Moody’s, where rated by those agencies.

The carrying value of our trust preferred securities totaled $7.8 million at December 31, 2014 and comprised less than 1.0% of total investments and total assets as of that date. The category comprises a total of five “single-issuer” (i.e. non-pooled) trust preferred securities that were originally issued by four separate financial institutions. As a result of bank mergers involving the issuers of these securities, our five trust preferred securities currently represent the de-facto obligations of three separate financial institutions. At December 31, 2014, two of the securities at an amortized cost of $3.0 million were consistently rated by Moody’s and S&P above the thresholds that generally support our investment grade assessment, with such ratings equaling “BBB” by S&P and “Baa2” by Moody’s. The securities were originally issued through Chase Capital II and currently represent de-facto obligations of JP Morgan Chase & Co. We also owned two trust preferred securities at an amortized cost of $4.9 million whose external credit ratings by both S&P and Moody’s fell below the thresholds that we normally associate with investment grade securities, with such ratings equaling “BB+” by S&P and “Ba1” by Moody’s. The securities were originally issued through BankBoston Capital Trust IV and MBNA Capital B and currently represent de-facto obligations of Bank of America Corporation. We hold one non-rated trust preferred security with a par value of $1.0 million representing a de-facto obligation of Mercantil Commercebank Florida Bancorp, Inc.

Current accounting standards require that securities be categorized as “held to maturity”, “trading securities” or “available for sale”, based on management’s intent as to the ultimate disposition of each security. These standards allow debt securities to be classified as “held to maturity” and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, or other similar factors cannot be classified as “held to maturity”.

We do not currently use or maintain a trading account. Securities not classified as “held to maturity” are classified as “available for sale”. These securities are reported at fair value and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as adjustments to accumulated other comprehensive income, a separate component of equity. As of December 31, 2014, our held to maturity securities portfolio had a carrying value of $542.4 million or 40.0% of our total securities with the remaining $812.0 million or 60.0% of securities classified as available for sale.

Other than mortgage-backed or debt securities issued or guaranteed by the U.S. government or its agencies, we did not hold securities of any one issuer having an aggregate book value in excess of 10% of our equity at December 31, 2014. All of our securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. We have determined that none of our securities with unrealized losses at December 31, 2014 are other than temporarily impaired as of that date.

Purchases of securities are made based on certain considerations, which include the interest rate, tax considerations, volatility, yield, settlement date and maturity of the security, our liquidity position and anticipated cash needs and sources. The effect that the proposed security would have on our credit and interest rate risk and risk-based capital is also considered. We do not purchase securities that are determined to be below investment grade.

During the six months ended December 31, 2014 and 2013, proceeds from sales of securities available for sale totaled $57.2 million and $107.7 million, which resulted in gross gains of $601,000 and $2.1 million and gross losses of $594,000 and $1.8 million, respectively.

During the years ended June 30, 2014, 2013 and 2012, proceeds from sales of securities available for sale totaled $170.9 million, $442.8 million and $51.3 million, which resulted in gross gains of $3.6 million, $10.6 million and $53,000 and gross losses of $2.1 million, $135,000, and $0, respectively. Proceeds from sale of securities held to maturity during the years ended June 30, 2014, 2013 and 2012 totaled $28,000, $18,000 and $32,000, with gross losses of $6,000, $6,000 and $6,000, respectively.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. Mortgage-backed securities include mortgage pass-through securities and collateralized mortgage obligations.

	At December 31, 2014	At June 30,
		2014	2013	2012	2011	2010
	(In Thousands)
Debt Securities Available for Sale:
U.S. agency obligations	$7,864	$4,205	$5,015	$5,889	$6,591	$3,942
Obligations of states and political subdivisions	27,443	26,773	25,307	—	30,635	18,955
Asset-backed securities	88,607	87,316	24,798	—	—	—
Collateralized loan obligations	126,308	119,572	78,486	—	—	—
Corporate bonds	162,416	162,234	159,192	—	—	—
Trust preferred securities	7,820	7,798	7,324	6,713	7,447	6,600

Total debt securities available for sale	420,458	407,898	300,122	12,602	44,673	29,497

Debt Securities Held to Maturity:
U.S. agency obligations	144,236	144,349	144,747	32,426	103,458	255,000
Obligations of states and political subdivisions	75,670	72,065	65,268	2,236	3,009	—

Total debt securities held to maturity	219,906	216,414	210,015	34,662	106,467	255,000

Mortgage-Backed Securities Available for Sale:
Government National Mortgage Association	3,008	3,276	6,333	11,690	13,581	15,628
Federal Home Loan Mortgage Corporation	204,798	231,910	299,833	460.509	390,448	273,704
Federal National Mortgage Association	183,560	201,827	474,486	757,905	656,218	414,123
Non-agency	182	210	—	—	—	—

Total mortgage-backed securities available for sale	391,548	437,223	780,652	1,230,104	1,060,247	703,455

Mortgage-Backed Securities Held to Maturity:
Government National Mortgage Association	10,314	9	—	—	—	—
Federal Home Loan Mortgage Corporation	277	303	120	158	212	267
Federal National Mortgage Association	311,892	295,292	100,889	786	930	1,123
Non-agency	46	54	105	146	203	310

Total mortgage-backed securities held to maturity	322,529	295,658	101,114	1,090	1,345	1,700

Total	$1,355,441	$1,357,193	$1,391,903	$1,278,458	$1,212,732	$989,652

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of our securities portfolio at December 31, 2014. This table shows contractual maturities and does not reflect re-pricing or the effect of prepayments. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. At December 31, 2014, securities with a carrying value of $152.6 million are callable within one year.

	At December 31, 2014
	One Year or Less		More Than One to Five Years		More Than Five to Ten Years		More Than Ten Years		Total Securities
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Market Value
	(Dollars in Thousands)
U.S. agency obligations	$906	2.51%	$143,357	0.90%	$856	0.62%	$6,981	2.10%	$152,100	0.96%	$150,711
Obligations of states and political subdivisions	5,396	0.98%	6,029	1.25%	47,932	1.79%	43,756	2.33%	103,113	1.95%	102,660
Asset-backed securities	—	—%	—	—%	—	—%	88,607	1.11%	88,607	1.11%	88,607
Collateralized loan obligations	—	—%	—	—%	—	—%	126,308	2.12%	126,308	2.12%	126,308
Corporate bonds	—	—%	20,148	1.10%	142,268	1.22%	—	—%	162,416	1.21%	162,416
Trust preferred securities	—	—%	—	—%	—	—%	7,820	2.01%	7,820	2.01%	7,820
Mortgage-backed securities:
Residential pass-through:
Government National Mortgage Association	1	14.00%	93	8.84%	2,507	7.29%	416	7.38%	3,017	7.35%	3,018
Federal Home Loan Mortgage Corporation	—	—%	5,972	4.59%	26,104	3.18%	141,813	2.32%	173,889	2.53%	173,904
Federal National Mortgage Association	3	6.06%	8,296	4.35%	40,920	2.63%	199,287	3.11%	248,506	3.07%	250,449
Commercial pass-through:
Federal National Mortgage Association	—	—%	12,202	1.54%	186,676	2.55%	—	—%	198,878	2.49%	200,261
Government National Mortgage Association	—	—%	—	—%	—	—%	10,305	1.74%	10,305	1.74%	10,117
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	—	—%	—	—%	—	—%	31,186	2.17%	31,186	2.17%	31,188
Federal National Mortgage Association	—	—%	—	—%	—	—%	48,068	1.90%	48,068	1.90%	48,094
Non-agency	—	—%	—	—%	—	—%	228	2.03%	228	2.03%	226

Total	$6,306	1.20%	$196,097	1.23%	$447,263	2.11%	$704,775	2.31%	$1,354,441	2.08%	$1,355,779

Sources of Funds

General. Retail deposits are our primary source of funds for lending and other investment purposes. In addition, we derive funds from loan and mortgage-backed securities principal repayments and proceeds from the maturities and calls of non-mortgage-backed securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Wholesale funding sources including, but not limited to, borrowings from the FHLB of New York, wholesale deposits and other short term-borrowings are also used to supplement the funding for loans and investments.

Deposits. Our current deposit products include interest-bearing and non-interest-bearing checking accounts, money market deposit accounts, savings accounts and certificates of deposit accounts ranging in terms from 30 days to five years. Certificates of deposit with terms ranging from one year to five years are available for individual retirement account plans. Deposit account terms, such as interest rate earned, applicability of certain fees and service charges and funds accessibility, will vary based upon several factors including, but not limited to, minimum balance, term to maturity, and transaction frequency and form requirements.

Deposits are obtained primarily from within New Jersey and New York through our network of retail branches. Traditional methods of advertising are used to attract new customers and deposits, including radio, print media, outdoor advertising, direct mail and inserts included with customer statements. Premiums or incentives for opening accounts are sometimes offered. One of our key retail products in recent years has been “Star Banking”, which bundles a number of banking services and products together for those customers with a checking account with direct deposit and combined deposits of $20,000 or more, including Internet banking, bill pay, telephone banking, reduced rates on home equity loans and a 15 basis point premium on certificates of deposit with a term of at least one year, excluding special promotions. We also offer “High Yield Checking” which is primarily designed to attract core deposits in the form of customers’ primary checking accounts through interest rate and fee reimbursement incentives to qualifying customers. The comparatively higher interest expense associated with the “High Yield Checking” product in relation to our other checking products is partially offset by the transaction fee income associated with the account.

We may also offer a 15 basis point premium on certificate of deposit accounts with a term of at least one year, excluding special promotions, to certificate of deposit accountholders that have $500,000 or more on deposit with Kearny Bank. Though certificates of deposit with non-standard maturities are popular in our market, we generally promote certificates of deposit with traditional maturities, including three and six months and one, two, three, four and five years. During the term of our non-standard 17-month and 29-month certificates of deposit, we offer customers a “one-time option” to “step up” the rate paid from the original rate set on the certificate to the current rate being offered by Kearny Bank for certificates of that particular maturity.

The determination of interest rates on retail deposits is based upon a number of factors, including: (1) our need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors’ rates for similar products; (3) our current cost of funds, yield on assets and asset/liability position; and (4) the alternate cost of funds on a wholesale basis, in particular the cost of borrowing from the FHLB. Interest rates are reviewed by senior management on a weekly basis.

We also utilize “non-retail” deposits as an alternative source of wholesale funding to traditional borrowings such as FHLB advances. Such funds are generally used to manage our exposure to interest rate risk and liquidity risk in conjunction with our overall asset/liability management process. At December 31, 2014, the balance of our interest-bearing checking accounts includes a total of $229.8 million of brokered money market deposits acquired through Promontory’s IND program. The terms of the program generally establish a reciprocal commitment for Promontory to deliver and Kearny Bank to accept such deposits for a period of no less than five years during which time total aggregate balances shall be maintained within a range of $200.0 million to $230.0 million. Such deposits are generally sourced by Promontory from large retail and institutional brokerage firms whose individual clients seek to have a portion of their investments held in interest-bearing accounts at FDIC-insured institutions.

We also acquired a small portfolio of longer-term, brokered certificates of deposit during fiscal 2014 whose balances and weighted average remaining term to maturity totaled approximately $18.5 million and 6.5 years, respectively, at December 31, 2014. In combination with Promontory IND money market deposits noted above, Kearny Bank’s brokered deposits totaled $248.3 million, or 10.1% of deposits, at December 31, 2014.

During fiscal 2014, we began to utilize the QwickRate deposit listing service through which we have attracted “non-brokered” wholesale time deposits targeting institutional investors with a three-to-five year investment horizon. The balance of time deposits that we acquired through the QwickRate listing service totaled $76.7 million at December 31, 2014 with such funds having a weighted average remaining term to maturity of 3.08 years. We generally prohibit the withdrawal of our listing service deposits prior to maturity.

Additional sources of non-retail deposits including, but not limited to, deposits acquired through listing services and other sources of brokered deposits, may be utilized in the future as additional, alternative sources of wholesale funding.

A large percentage of our deposits are in certificates of deposit, which represented 41.4%, 41.8% and 41.4% of total deposits at December 31, 2014, June 30, 2014 and June 30, 2013, respectively. Our liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period were not renewed. At December 31, 2014, June 30, 2014 and June 30, 2013, certificates of deposit maturing within one year were $550.6 million, $581.5 million and $646.6 million, respectively. Historically, a significant portion of the certificates of deposit remain with us after they mature and we believe that this will continue.

At December 31, 2014, $481.1 million, or 47.1%, of our certificates of deposit were certificates of $100,000 or more. At June 30, 2014, $476.6 million, or 46.0%, of our certificates of deposit were certificates of $100,000 or more compared to $389.1 million or 39.6% at June 30, 2013. The general level of market interest rates and money market conditions significantly influence deposit inflows and outflows. The effects of these factors are particularly pronounced on deposit accounts with larger balances. In particular, certificates of deposit with balances of $100,000 or greater are traditionally viewed as being a more volatile source of funding than comparatively lower balance certificates of deposit or non-maturity transaction accounts. In order to retain certificates of deposit with balances of $100,000 or more, we may have to pay a premium rate, resulting in an increase in our cost of funds. In a rising rate environment, we may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with us, they may need to be replaced with borrowings, which could increase our cost of funds and negatively impact our interest rate spread and our financial condition.

The balance of deposits reported at December 31, 2014 included deposit balances whose fair values totaled $86.1 million when originally assumed in conjunction with the acquisition of Atlas Bank on June 30, 2014. Deposit balances assumed from Atlas Bank included non-interest-bearing and interest-bearing accounts totaling $14.6 million and $71.5 million respectively with the latter comprising interest-bearing checking accounts, savings accounts and certificates of deposit totaling $2.8 million, $31.4 million and $37.3 million, respectively. We also recognized a core deposit intangible of $398,000 in conjunction with the acquisition of Atlas Bank’s non-maturity deposits.

The balance of certificates of deposit we assumed in conjunction with the acquisition of Atlas Bank included $6.4 million of predominantly short-term time deposits acquired by Atlas Bank through the QwickRate deposit listing service. In combination with the balance of longer-term time deposits we acquired through our relationship with QwickRate, the aggregate balance of “non-brokered” listing service deposits totaled $76.7 million, or 3.1% of deposits, at December 31, 2014.

The following table sets forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

	For the Six Months Ended December 31, 2014			For the Years Ended June 30,
				2014			2013			2012
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
				(Dollars in Thousands)
Non-interest-bearing checking	$219,307	8.85%	0.00%	$196,490	8.30%	0.00%	$172,954	8.04%	0.00%	$145,458	6.78%	0.00%
Interest-bearing checking	715,495	28.88	0.53	722,999	30.53	0.52	494,625	23.00	0.37	454,166	21.19	0.59
Savings and club	512,696	20.70	0.16	473,917	20.01	0.16	445,470	20.72	0.20	414,560	19.34	0.33
Certificates of deposit	1,029,562	41.57	1.07	974,426	41.16	1.03	1,037,150	48.24	1.16	1,128,802	52.69	1.44

Total deposits	$2,477,060	100.00%	0.63%	$2,367,832	100.00%	0.61%	$2,150,199	100.00%	0.69%	$2,142,986	100.00%	0.95%

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At December 31, 2014	At June 30,
		2014	2013	2012
		(In Thousands)
Interest Rate
0.00-0.99%	$566,899	$618,650	$544,763	$516,645
1.00-1.99%	326,863	299,387	313,361	389,408
2.00-2.99%	109,719	100,596	119,309	165,132
3.00-3.99%	17,431	18,582	4,028	12,409
4.00-4.99%	3	3	3	16,091
5.00-5.99%	—	—	—	5,242

Total	$1,020,915	$1,037,218	$981,464	$1,104,927

The following table shows the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of the date indicated.

At December 31, 2014
(In Thousands)
Maturity Period
Within three months	$60,505
Three through six months	52,727
Six through twelve months	97,390
Over twelve months	270,524

Total	$481,146

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2014.

	Amount Due
	Within One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years to Four Years	Over Four Years to Five Years	Over Five Years	Total
	(In Thousands)
0.00-0.99%	$448,421	$102,235	$16,008	$125	$110	$—	$566,899
1.00-1.99%	68,049	33,907	86,617	90,433	47,857	—	326,863
2.00-2.99%	33,118	22,916	7,256	200	46,229	—	109,719
3.00-3.99%	965	10,046	—	—	—	6,420	17,431
4.00-4.99%	3	—	—	—	—	—	3

Total	$550,556	$169,104	$109,881	$90,758	$94,196	$6,420	$1,020,915

Borrowings. The sources of wholesale funding we utilize include borrowings in the form of advances from the FHLB of New York as well as other forms of borrowings. We generally use wholesale funding to manage our exposure to interest rate risk and liquidity risk in conjunction with our overall asset/liability management process. Toward that end, FHLB advances are primarily utilized to extend the duration of funding to partially offset the interest rate risk presented by our investment in longer-term fixed-rate loans and mortgage-backed securities. Extending the duration of funding may be achieved by simply utilizing fixed-rate borrowings with longer terms to maturity. Alternately, we may utilize derivatives such as interest rate swaps and caps in conjunction with either short-term fixed-rate or floating-rate borrowings to effectively extend the duration of those funding sources.

Advances from the FHLB are typically secured by our FHLB capital stock and certain investment securities as well as residential and multi-family mortgage loans that we choose to utilize as collateral for such borrowings. Additional information regarding our FHLB advances is included under Note 14 to the audited consolidated financial statements.

Short-term FHLB advances generally have original maturities of less than one year and include overnight borrowings which Kearny Bank typically utilizes to address short term funding needs as they arise. At December 31, 2014, we had a total of $375.0 million of short-term FHLB advances at a weighted average interest rate of 0.41%. Such advances generally represented 90-day FHLB term advances that are generally forecasted to be periodically redrawn at maturity for the same 90 day term as the original advance. Based on this presumption, we utilized interest rate swaps to effectively extend the duration of each of these advances at the time they were drawn to effectively fix their cost for a period of five years.

Long-term advances generally include term advances with original maturities of greater than one year. At December 31, 2014, our outstanding balance of long-term FHLB advances totaled $161.5 million. Such advances included $160.7 million of term advances at a weighted average interest rate of 2.85% as well as a $718,000 amortizing advance at a rate of 4.94%.

The following table sets forth information concerning balances and interest rates on our advances from the FHLB at the dates and for the periods indicated.

	At or for the Six Months ended December 31,		At or For the Year Ended June 30,
	2014	2013	2014	2013	2012
	(Dollars in thousands)
FHLB Advances:
Maximum outstanding at any month end (1)	$536,491	$412,896	$481,519	$275,940	$261,251
Balance at the end of period (2)	$536,462	$370,879	$481,519	$250,931	$211,232
Average balance during period	$509,857	$349,049	$387,631	$218,170	$216,835
Weighted average interest rate at the end of period (3)	1.15%	1.46%	1.21%	1.94%	3.74%
Weighted average interest rate during period	1.19%	1.53%	1.41%	3.25%	3.63%

1)	The maximum outstanding short-term FHLB advances at any month end was $375.0 million and $267.0 million at December 31, 2014 and 2013, respectively, and $321.0 million, $130.0 million and $0 at June 30, 2014, 2013 and 2012, respectively.
2)	The balance of short-term FHLB advances at the end of the period was $375.0 million and $225.0 million at December 31, 2014 and 2013, respectively, and $320.0 million, $105.0 million and $0 at June 30, 2014, 2013 and 2012, respectively.
3)	The weighted average interest rate for short-term FHLB advances at the end of period was 0.41% and 0.42% at December 31, 2014 and 2013, respectively, and 0.38%, 0.39% and 0% at June 30, 2014, 2013 and 2012, respectively.

The balance of borrowings reported at December 31, 2014 included the remaining balances of FHLB advances whose fair values totaled $18.7 million when originally assumed in conjunction with the acquisition of Atlas Bank on June 30, 2014.

Our FHLB advances mature as follows:

Maturing in Years Ending June 30,	(In Thousands)
2015	$375,000
2016	7,500
2017	3,000
2018	5,225
2021	718
2023	145,000

536,443
Fair value adjustments	19

Total	$536,462

Based upon the market value of investment securities and mortgage loans that are posted as collateral for FHLB advances at December 31, 2014, we are eligible to borrow up to an additional $305.6 million of advances from the FHLB as of that date. We are further authorized to post additional collateral in the form of other unencumbered investments securities and eligible mortgage loans that may expand our borrowing capacity with the FHLB up to 30% of our total assets. Additional borrowing capacity up to 50% of our total assets may be authorized with the approval of the FHLB’s Board of Directors or Executive Committee.

The balance of borrowings at December 31, 2014 also included overnight borrowings in the form of depositor sweep accounts totaling $26.5 million. Depositor sweep accounts are short-term borrowings representing funds that are withdrawn from a customer’s non-interest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by Kearny Bank.

Interest Rate Derivatives and Hedging

We utilize derivative instruments in the form of interest rate swaps and caps to hedge our exposure to interest rate risk in conjunction with our overall asset/liability management process. In accordance with accounting requirements, we formally designate all of our hedging relationships as either fair value hedges, intended to offset the changes in the value of certain financial instruments due to movements in interest rates, or cash flow hedges, intended to offset changes in the cash flows of certain financial instruments due to movement in interest rates, and document the strategy for undertaking the hedge transactions and the method of assessing ongoing effectiveness.

At December 31, 2014, our derivative instruments are comprised entirely of interest rate swaps and caps with total notional amounts of $550.0 million and $75.0 million, respectively, with either Wells Fargo Bank, N.A. or Bank of Montreal serving as the counterparties to each of the transactions. These instruments are intended to manage the interest rate exposure relating to certain wholesale funding positions outstanding at December 31, 2014.

Additional information regarding our use of interest rate derivatives and our hedging activities is presented in Note 1 and Note 15 to the audited consolidated financial statements.

Subsidiary Activity

At December 31, 2014, Kearny Bank was the only wholly-owned operating subsidiary of Kearny Financial Corp. As of that date, Kearny Bank, had two wholly owned subsidiaries: KFS Financial Services, Inc. and CJB Investment Corp. KFS Financial Services, Inc. was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., was acquired in Kearny Bank’s merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary originally organized for selling insurance products to Kearny Bank customers and the general public through a third party networking arrangement.

During the year ended June 30, 2014, KFS Insurance Services, Inc. was created as a wholly owned subsidiary of KFS Financial Services, Inc. for the primary purpose of acquiring insurance agencies. Both KFS Financial Services Inc. and KFS Insurance Services, Inc. were considered inactive at December 31, 2014.

CJB Investment Corp. was acquired by Kearny Bank through our acquisition of Central Jersey Bancorp in November 2010. CJB Investment Corp was organized under New Jersey law as a New Jersey Investment Company and remained active at December 31, 2014.

In addition to the subsidiaries noted above, Kearny Bank dissolved its wholly owned subsidiary KFS Investment Corp. during fiscal 2014, which had remained inactive during the two years ended June 30, 2012 and 2013 and through the date of its dissolution during the year ended June 30, 2014.

Personnel

As of December 31, 2014, we had 425 full-time employees and 62 part-time employees equating to a total of 456 full time equivalent (“FTE”) employees. Our employees are not represented by a collective bargaining unit and we consider our working relationship with our employees to be good.

Properties

We conduct business from our administrative headquarters at 120 Passaic Avenue in Fairfield, New Jersey and 42 branch offices located in Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union Counties, New Jersey and Kings and Richmond Counties, New York. Eighteen of our offices are leased with remaining terms between two and fourteen years. At December 31, 2014, our net investment in property and equipment totaled $39.6 million. The following table sets forth certain information relating to our properties as of December 31, 2014. The net book values reported include our investment in land, building and/or leasehold improvements by property location.

Office Location	Year Opened	Net Book Value as of December 31, 2014 ($ In Thousands)	Square Footage	Owned/ Leased
Executive Office:
120 Passaic Avenue
Fairfield, New Jersey	2004	$10,059	53,000	Owned

Main Office:
614 Kearny Avenue
Kearny, New Jersey	1928	879	6,764	Owned

Branches:
425 Route 9 & Ocean Gate Drive
Bayville, New Jersey	1973	142	3,500	Leased

417 Bloomfield Avenue
Caldwell, New Jersey	1968	360	4,400	Owned

20 Willow Street
East Rutherford, New Jersey	1969	32	3,100	Owned

Office Location	Year Opened	Net Book Value as of December 31, 2014 ($ In Thousands)	Square Footage	Owned/ Leased

534 Harrison Avenue
Harrison, New Jersey	1995	603	3,000	Owned

1353 Ringwood Avenue
Haskell, New Jersey	1996	—	2,500	Leased

718B Buckingham Drive
Lakewood, New Jersey	2008	3	2,800	Leased

630 North Main Street
Lanoka Harbor, New Jersey	2005	1,896	3,200	Owned

307 Stuyvesant Avenue
Lyndhurst, New Jersey	1970	112	3,300	Owned

270 Ryders Lane
Milltown, New Jersey	1989	6	3,600	Leased

339 Main Road
Montville, New Jersey	1996	2	1,850	Leased

119 Paris Avenue
Northvale, New Jersey	1965	274	1,750	Owned

80 Ridge Road
North Arlington, New Jersey	1952	97	3,500	Owned

510 State Highway 34
Old Bridge Township, New Jersey	2002	863	2,400	Owned

207 Old Tappan Road
Old Tappan, New Jersey	1973	462	2,200	Owned

267 Changebridge Road
Pine Brook, New Jersey	1974	191	3,600	Owned

917 Route 23 South
Pompton Plains, New Jersey	2009	1,183	2,400	Leased

653 Westwood Avenue
River Vale, New Jersey	1965	621	1,600	Owned

252 Park Avenue
Rutherford, New Jersey	1974	1,434	1,984	Owned

520 Main Street
Spotswood, New Jersey	1979	196	2,400	Owned

130 Mountain Avenue
Springfield, New Jersey	1991	1,025	6,500	Owned

827 Fischer Boulevard
Toms River, New Jersey	1996	548	3,500	Owned

2100 Hooper Avenue
Toms River, New Jersey	2008	36	2,000	Leased

487 Pleasant Valley Way
West Orange, New Jersey	1971	118	3,000	Owned

216 Main Street
West Orange, New Jersey	1975	223	2,400	Owned

250 Valley Boulevard
Wood-Ridge, New Jersey	1957	1,402	9,500	Owned

661 Wyckoff Avenue
Wyckoff, New Jersey	2002	2,215	6,300	Owned

Central Jersey Division Branch Offices:

Administrative Offices & Branch
1903 Highway 35
Oakhurst, New Jersey	2008	391	15,200	Leased

Office Location	Year Opened	Net Book Value as of December 31, 2014 ($ In Thousands)	Square Footage	Owned/ Leased

301 Main Street
Allenhurst, New Jersey	2011	414	3,600	Leased

611 Main Street
Belmar, New Jersey	2002	7	3,200	Leased

501 Main Street
Bradley Beach, New Jersey	2001	725	3,100	Owned

700 Branch Avenue
Little Silver, New Jersey	2001	—	2,500	Leased

444 Ocean Boulevard North
Long Branch, New Jersey	2004	—	1,500	Leased

627 Second Avenue
Long Branch, New Jersey	1998	592	3,200	Owned

155 Main Street
Manasquan, New Jersey	1998	12	3,000	Leased

300 West Sylvania Avenue
Neptune City, New Jersey	2000	190	3,000	Leased

61 Main Street
Ocean Grove, New Jersey	2002	—	2,800	Leased

2201 Bridge Avenue
Point Pleasant, New Jersey	2001	19	3,500	Leased

700 Allaire Road
Spring Lake Heights, New Jersey	1999	—	2,500	Leased

2200 Highway 35
Wall Township, New Jersey	1997	919	5,000	Owned

Atlas Bank Division Branch Offices:
689 Fifth Avenue
Brooklyn, New York	1923	795	4,900	Owned

339 Sand Lane
Staten Island, New York	2009	108	1,985	Leased

Legal Proceedings

We are, from time to time, party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2014, there were no lawsuits pending or known to be contemplated against us that would be expected to have a material effect on operations or income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with the business and financial information regarding Kearny-Federal and the financial statements provided in this prospectus.

Overview

Financial Condition. Total assets increased $37.9 million to $3.55 billion at December 31, 2014 from $3.51 billion at June 30, 2014. The increase was funded largely through growth in borrowings that were partially offset by a decrease in deposits. The decrease in deposits largely reflected a decrease in non-interest-bearing accounts that was partially offset by a nominal increase in interest-bearing deposits with the latter reflecting an increase in interest-bearing checking that was largely offset by decreases in savings accounts and certificates of deposit. The net growth in liabilities funded a net increase in earning assets reflecting increases in loans and non-mortgage-backed securities that were partially offset by decreases in mortgage-backed securities and other interest-earning assets.

Total assets increased $364.6 million to $3.51 billion at June 30, 2014 from $3.15 billion at June 30, 2013. The increase was funded largely through growth in deposits and borrowings. The net growth in deposits was reflected in both non-interest-bearing and interest-bearing deposits with the growth in the latter comprised of increases in savings accounts and certificates of deposit that were partially offset by a decline in interest-bearing checking. The growth in liabilities funded a net increase in earning assets reflecting growth in loans, non-mortgage-backed securities and other interest-earning assets that were partially offset by a decline in the balances of mortgage-backed securities.

We executed a series of balance sheet restructuring and wholesale growth transactions during the latter half of fiscal 2013 that resulted in both growth and diversification within the securities portfolio. Notwithstanding the near term effect of these transactions on the composition and allocation of our earning assets during fiscal 2013, it remains the long-term goal of our business plan to reallocate our balance sheet to reflect a greater percentage of earning assets in the loan portfolio while, in turn, reducing the relative size of the securities portfolio.

During the first six months of fiscal 2015, loans receivable increased by $72.6 million to $1.81 billion, or 55.4% of earning assets, at December 31, 2014 from $1.74 billion, or 53.7% of earning assets, at June 30, 2014. For those same comparative periods, total securities decreased by $2.7 million to $1.35 billion, or 41.3% of earning assets, from $1.36 billion, or 41.8% of earning assets.

During fiscal 2014, loans receivable increased by $380.6 million to $1.74 billion, or 53.7% of earning assets, at June 30, 2014 from $1.36 billion or 47.1% of earning assets at June 30, 2013. For those same comparative periods, total securities decreased by $43.2 million to $1.36 billion, or 41.8% of earning assets from $1.40 billion, or 48.4% of earning assets.

Our business plan continues to call for increased origination of commercial loans with an emphasis on commercial mortgages, including multi-family and nonresidential mortgage loans, as well as secured and unsecured commercial business loans. During the first six months of fiscal 2015, commercial loans grew by $84.7 million, or 8.1%, to $1.14 billion, or 62.6% of total loans, at December 31, 2014, from $1.05 billion, or 60.3% of total loans, at June 30, 2014. For those same comparative periods, one- to four-family mortgage loans, including first mortgages and home equity loans and lines of credit, decreased by $14.0 million to $666.2 million, or 36.7% of total loans, from $680.2 million, or 39.0% of total loans.

During fiscal 2014, commercial loans grew by $313.5 million, or 42.5%, to $1.05 billion, or 60.3% of total loans, from $737.5 million, or 54.2% of total loans, at June 30, 2013. For those same comparative periods, one- to four-family mortgage loans, including first mortgages and home equity loans and lines of credit, increased by $72.2 million to $680.2 million, or 39.0% of total loans, from $608.1 million, or 44.7% of total loans.

The reported growth in loans for fiscal 2014 included loans with fair values totaling $78.7 million acquired in conjunction with the acquisition of Atlas Bank on June 30, 2014. The loans acquired from Atlas Bank primarily included one- to four-family and commercial mortgage loans totaling $72.8 million and $5.7 million, respectively, plus aggregate net deferred loan origination costs totaling $194,000 as of that date. Included in the loans acquired from Atlas Bank were four impaired residential mortgage loans whose aggregate carrying values at the time of acquisition totaled $742,000. We recognized no expectation for future credit losses in the valuation of the four impaired loans acquired from Atlas Bank.

We continue to diversify the composition and allocation of our securities portfolio. During the first six months of fiscal 2015, non-mortgage-backed securities, including U.S. agency debentures, corporate bonds, single-issuer trust preferred securities, collateralized loan obligations, municipal obligations, and asset-backed securities, increased to $640.4 million, or 47.3% of securities, at December 31, 2014 from $624.3 million, or 46.0% of securities, at June 30, 2014. For those same comparative periods, the balance of mortgage-backed securities, comprised primarily of U.S. government and agency pass-through securities and collateralized mortgage obligations, decreased by $18.8 million to $714.1 million, or 52.7% of securities, from $732.9 million, or 54.0% of securities.

During fiscal 2014, non-mortgage-backed securities, including U.S. agency debentures, corporate bonds, single-issuer trust preferred securities, collateralized loan obligations, municipal obligations, and asset-backed securities, increased to $624.3 million, or 46.0% of securities, at June 30, 2014 from $510.1 million, or 36.7% of securities, at June 30, 2013. For those same comparative periods, the balance of mortgage-backed securities, comprised primarily of U.S. government and agency pass-through securities and collateralized mortgage obligations, decreased by $148.9 million to $732.9 million, or 54.0% of securities, from $881.8 million, or 63.3% of securities.

The changes in the securities portfolio for fiscal 2014 included the addition of securities with fair values totaling $26.9 million acquired in conjunction with the acquisition of Atlas Bank on June 30, 2014. The securities acquired from Atlas Bank included mortgage-backed securities, including pass-through securities and collateralized mortgage obligations, with fair values totaling $23.9 million as well as one corporate bond with a fair value of $3.0 million at June 30, 2014. All securities acquired from Atlas Bank were determined to be high-quality, investment grade securities with no “other-than-temporary” impairment.

During the first six months of fiscal 2015, our total deposits decreased by $15.1 million to $2.46 billion at December 31, 2014 from $2.48 billion at June 30, 2014. As noted above, the change in deposits largely reflected a $15.6 million decrease in non-interest-bearing accounts during the period. The decrease in non-interest-bearing checking was partially offset by a $500,000 increase in interest-bearing deposits. The increase in interest-bearing deposits reflected a $24.9 million increase in interest-bearing checking accounts that was largely offset by decreases in savings accounts and certificates of deposit totaling $8.1 million and $16.3 million, respectively.

During fiscal 2014, our total deposits increased by $109.4 million to $2.48 billion at June 30, 2014 from $2.37 billion at June 30, 2013. As noted above, the growth in deposits was partly reflected in the growth of non-interest-bearing deposits which increased by $33.1 million during fiscal 2014. The remaining deposit growth was reflected in interest-bearing deposits which increased by $76.3 million to $2.26 billion at June 30, 2014. For the year ended June 30, 2014, within interest-bearing deposits, the balance of savings accounts and certificates of deposit increased by $51.9 million and $55.8 million, respectively. This growth was partially offset by a $31.3 million decline in the balance of interest-bearing checking accounts.

A portion of the net growth in deposits reflected balances with fair values totaling $86.1 million assumed in conjunction with the acquisition of Atlas Bank on June 30, 2014. Deposit balances assumed from Atlas Bank included non-interest-bearing and interest-bearing accounts totaling $14.6 million and $71.5 million, respectively. In addition to the deposits assumed from Atlas Bank, a portion of the net growth in deposit balances from period to period reflected changes in the balances of “non-retail” deposits acquired through various wholesale channels.

During the first six months of fiscal 2015, the balance of borrowings increased by $50.7 million to $563.0 million at December 31, 2014 from $512.3 million at June 30, 2014. The increase in borrowings reflected utilization of additional FHLB term advances to fund a portion of the loan growth reported during the period partially offset by the repayment of maturing term and overnight advances. Interest rate derivatives were used to effectively extend duration of these borrowings for interest rate risk management purposes.

During fiscal 2014, the balance of borrowings increased by $224.6 million to $512.3 million at June 30, 2014 from $287.7 million at June 30, 2013. The increase in borrowings largely reflected utilization of additional FHLB term advances to fund a portion of the loan growth reported during fiscal 2014. Interest rate derivatives were used to effectively extend duration of these borrowings for interest rate risk management purposes. The increase also reflected borrowings with fair values totaling $18.7 million assumed in conjunction with the Atlas Bank acquisition as well as a $12.0 million increase in overnight borrowings drawn for short-term liquidity management purposes.

Stockholders’ equity decreased $1.5 million to $493.2 million at December 31, 2014 from $494.7 million at June 30, 2014. The decrease in stockholders’ equity partly reflected the exercise of certain stock options during the period which resulted in a direct reduction of stockholders’ equity totaling approximately $7.2 million. The Company elected to settle the exercise of all such stock options in cash based upon the difference between the exercise price of the options and the closing price of the Company’s stock on the date of exercise. Based on this manner of settlement, no additional shares of the Company’s capital stock were issued in relation to the exercise of these options. The decrease in stockholders’ equity also reflected a $2.0 million decrease in accumulated other comprehensive loss due primarily to changes in the composition and fair value of the Company’s available for sale securities portfolio and outstanding derivatives whose changes in fair value are reflected in accumulated other comprehensive income on an after tax basis. The noted decreases in stockholders’ equity were partially offset by $5.1 million in net income for the period coupled with a reduction of unearned ESOP shares for plan shares earned. The change in stockholders’ equity also reflected a net decrease in treasury stock resulting from the re-issuance of shares arising from additional exercises of stock options during the period that preceded the exercise of those discussed above.

Stockholders’ equity increased by $27.0 million to $494.7 million at June 30, 2014 from $467.7 million at June 30, 2013. The increase in stockholders’ equity was partly attributable to our issuance of common stock valued at $15.5 million as consideration paid to Kearny MHC for the acquisition of Atlas Bank, net income of $10.2 million for the fiscal year ended June 30, 2014, a reduction of unearned ESOP shares relating to the offsets of benefit plan expenses during the year and a net decrease in the unrealized loss of our available for sale securities portfolios. These were partially offset by an increase in treasury stock resulting from our share repurchase activity that was partially offset by the issuance of shares for the exercise of stock options during fiscal 2014.

Results of Operations. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our results of operations are also affected by our provision for loan losses, non-interest income and non-interest expense.

Net income for the six months ended December 31, 2014 was $5.1 million or $0.08 per diluted share, a decrease of $481,000 from $5.6 million or $0.08 per diluted share for the six months ended December 31, 2013. The decrease in net income reflected increases in non-interest expense and the provision for loan losses coupled with a decrease in non-interest income that were partially offset by an increase in net interest income. These factors contributed to an overall decrease in pre-tax net income and a corresponding decrease in the provision for income taxes for the period.

Net income for the fiscal year ended June 30, 2014 was $10.2 million or $0.16 per diluted share, an increase of $3.7 million from $6.5 million or $0.10 per diluted share for the fiscal year ended June 30, 2013. The increase in net income reflected an increase in net interest income and declines in non-interest expense and the provision for loan losses that were partially offset by a decline in non-interest income. These factors contributed to an overall increase in pre-tax net income and the provision for income taxes.

Our net interest income increased $2.4 million to $39.1 million for the six months ended December 31, 2014 from $36.7 million for the six months ended December 31, 2013. The increase in net interest income reflected a $4.4 million increase in interest income to $51.6 million from $47.2 million. The increase in interest income primarily reflected an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. For the six months ended December 31, 2014, the average balance of interest-earning assets increased by $294.4 million to $3.27 billion compared to $2.97 billion for the six months ended December 31, 2013. For those same comparative periods, the average yield on interest-earning assets decreased by two basis points to 3.16% from 3.18%.

The increase in interest income was partially offset by an increase in interest expense between comparative periods. Interest expense increased by $1.9 million to $12.5 million for the six months ended December 31, 2014 from $10.6 million for the six months ended December 31, 2013. The increase in interest expense resulted from an increase in the average balance of interest-bearing liabilities coupled with an increase in their average cost. The average balance of interest-bearing liabilities increased by $259.0 million to $2.80 billion for the six months ended December 31, 2014 from $2.54 billion for the six months ended December 31, 2013. For those same comparative periods, the average cost of interest-bearing liabilities increased six basis points to 0.89% from to 0.83%.

In total, the net interest rate spread decreased eight basis points to 2.27% for the six months ended December 31, 2014 from 2.35% for the six months ended December 31, 2013. For those same comparative periods, the net interest margin also decreased eight basis points to 2.39% from 2.47%.

Our net interest income increased $7.5 million to $73.8 million for the year ended June 30, 2014 from $66.3 million for the year ended June 30, 2013. The increase in net interest income reflected a $7.5 million increase in interest income to $95.8 million from $88.3 million. The increase in interest income primarily reflected an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. For the year ended June 30, 2014, the average balance of interest-earning assets increased by $376.3 million to $3.03 billion compared to $2.65 billion for the year ended June 30, 2013. For those same comparative periods, the average yield on interest-earning assets decreased by 16 basis points to 3.17% from 3.33%.

Interest expense remained generally stable at $22.0 million for the years ended June 30, 2014 and 2013. The nominal decrease in interest expense between the two periods reflected an increase in the average balance of interest-bearing liabilities that was substantially offset by a decline in their average cost. For the year ended June 30, 2014, the average balance of interest-bearing liabilities increased by $360.8 million to $2.59 billion compared to $2.23 billion for the year ended June 30, 2013. For those same comparative periods, the average cost of interest-bearing liabilities decreased 14 basis points to 0.85% from 0.99%.

In total, the net interest rate spread decreased two basis points to 2.32% for fiscal 2014 from 2.34% for fiscal 2013 while the net interest margin decreased six basis points to 2.44% from 2.50% for those same comparative periods.

The provision for loan losses increased by $863,000 to $2.6 million for the six months ended December 31, 2014 from $1.7 million for the six months ended December 31, 2013. The increase in the provision for the six months ended December 31, 2014 was partly attributable to an increase in specific losses recognized on nonperforming loans individually reviewed for impairment. However, the increase also reflected a greater amount of recoveries credited back to the allowance for loan losses during the six months ended December 31, 2013 that reduced the required provision expense for that earlier comparative period. The increase in the provision for loan losses also reflected updates to environmental and historical loss factors used in the Company’s allowance for loan loss calculations at December 31, 2014. Changes to environmental loss factors primarily reflected continued growth in the Company’s commercial mortgage loan and business loan portfolios while updates to historical factors reflected the effects of an increase in net charge off activity for the six months ended December 31, 2014 on the two-year average charge off rates used in those calculations. The updates to these loss factors resulted in an overall increase in provision for loan losses between comparative periods.

The provision for loan losses decreased $1.1 million to $3.4 million for fiscal 2014 from $4.5 million for fiscal 2013. The net decrease in the provision reflected the effects of recognizing comparatively lower provisions on loans evaluated individually for impairment. These decreases were partially offset by increases in provisions attributable to loans evaluated collectively for impairment due primarily to the overall growth within the non-impaired portion of the portfolio coupled with changes to certain environmental loss factors that were partially offset by decreases in historical loss factors.

Non-interest income decreased by $492,000 to $3.3 million for the six months ended December 31, 2014 from $3.8 million for the six months ended December 31, 2013. The decrease in non-interest income primarily reflected a decline in gains on securities sold coupled with an increase in net losses relating to the disposition of real estate owned. The decrease also reflected a decline in the gain on sale of loans attributable to a decrease in SBA loan origination and sale volume between comparative periods. The decrease in non-interest income also reflected a decline in income attributable to our investment in bank-owned life insurance. These decreases in non-interest income were partially offset by a net increase in fees and service charges that reflected an increase in loan prepayment charges that was partially offset by a decrease in deposit-related fees and charges.

Non-interest income decreased by $8.3 million to $8.1 million for fiscal 2014 from $16.4 million for fiscal 2013. The decrease in non-interest income primarily reflected a decline in gains on securities sold arising primarily from the comparatively higher levels recorded during fiscal 2013 in conjunction with the balance sheet restructuring transactions discussed earlier. The decrease also reflected a decline in the gain on sale of loans attributable to a decrease in SBA loan origination and sale volume during fiscal 2014. The decrease in non-interest income was partially offset by an increase in income attributable to our investment in bank-owned life insurance that was augmented by a decline on losses relating to write downs and sales of real estate owned. Other variances in non-interest income included decreases in loan-related and deposit-related fees and charges that were partially offset by an increase in other miscellaneous income primarily reflecting a gain on bargain purchase recorded in conjunction with the Atlas Bank acquisition.

Non-interest expense increased by $2.5 million to $33.3 million for the six months ended December 31, 2014 from $30.8 million for the six months ended December 31, 2013. The net increase in non-interest expense primarily reflected increases in salary and employee benefit expense, premises occupancy expense and miscellaneous expense that were partially offset by a decrease in advertising and marketing expense. The increase in compensation-related expenses was partly attributable to our strategic efforts to expand our commercial lending origination and support staff. However, the increase also included the recognition of additional compensation costs resulting from the acquisition of Atlas on June 30, 2014. Such costs included the ongoing wages and salary expense of retained staff as well as a portion of the expected severance costs resulting from the acquisition. The acquisition of Atlas also contributed to the noted increases in premises occupancy and miscellaneous expenses. The decrease in advertising and marketing expenses primarily reflected a temporary reduction of such expenses in anticipation of increased expenditures during the latter half of fiscal 2015 supporting the Bank’s name change and forthcoming re-branding strategy. Less noteworthy variances in other categories of non-interest expense such as equipment and systems expense, federal deposit insurance expense and director compensation expense reflected normal growth or operating fluctuations within those categories.

Non-interest expense decreased by $5.2 million to $64.2 million for the year ended June 30, 2014 from $69.4 million for the year ended June 30, 2013. The decrease in non-interest expense primarily reflected the absence of any debt extinguishment expenses recognized during fiscal 2013 in conjunction with the balance sheet restructuring transactions discussed earlier for which no such expenses were recorded during fiscal 2014. This decrease in expense was partially offset by the recognition of non-recurring expenses included in equipment and systems expense, and to a lesser extent other categories of non-interest expense associated with the conversion of the primary core processing systems to Fiserv, Inc. during fiscal 2014. We also recognized non-recurring merger-related expenses during fiscal 2014 in conjunction with the acquisition of Atlas Bank. Less noteworthy operating increases in other categories of non-interest expense were reported in salaries and employee benefits, premises occupancy, advertising and marketing, deposit insurance expense and other miscellaneous expense.

The combined effects of the applicable factors noted above resulted in a decrease in pre-tax net income and the provision for income taxes during the six months ended December 31, 2014 compared to the six months ended December 31, 2013. The decrease in our effective income tax rate between periods primarily reflected a reduction in income tax expense arising from the exercise of stock options during the six months ended December 31, 2014.

The combined effects of the applicable factors noted above resulted in higher pre-tax net income and the provision for income taxes during fiscal 2014 compared with fiscal 2013. The increase in our effective income tax rate between fiscal years largely reflected the comparatively smaller portion of net income arising from tax favored sources, such as income from municipal obligations and bank-owned life insurance, during fiscal 2014 compared to fiscal 2013.

Recent Acquisition Activity. We completed the acquisition of Atlas Bank, a federal mutual savings bank headquartered in Brooklyn, New York, on June 30, 2014. As of June 30, 2014, Atlas Bank operated from its main retail banking office in Brooklyn and a branch in Staten Island, New York, and had assets with a fair value of $120.9 million and liabilities with fair values totaling $105.2 million. Atlas Bank had no stockholders, and therefore no merger consideration was paid to third parties. We issued 1,044,087 shares of Kearny-Federal common stock to Kearny MHC as consideration for the transaction. As the merger was completed on June 30, 2014, the transaction is reflected in the consolidated balance sheets and consolidated statements of operations at and for the relevant periods presented in this prospectus.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported. We describe them in detail in Note 1 to our audited consolidated financial statements. In preparing the audited consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the evaluation of securities impairment and the impairment testing of goodwill.

Allowance for Loan Losses. The allowance for loan losses is a valuation account that reflects our estimation of the losses in our loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by our loan review system. We charge losses on loans against the allowance as such losses are actually incurred. Recoveries on loans previously charged-off are added back to the allowance.

As described in greater detail in the notes to audited consolidated financial statements, our allowance for loan loss calculation methodology utilizes a “two-tier” loss measurement process that is performed quarterly. Through the first tier of the process, we identify the loans that must be reviewed individually for impairment. Such loans generally include our larger and/or more complex loans including commercial mortgage loans, as well as our one- to four-family mortgage loans, home equity loans and home equity lines of credit. A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management measures the amount of the estimated impairment associated with that loan which is generally defined as the amount by which the carrying value of a loan exceeds its fair value. We establish valuation allowances for loan impairments in the fiscal period during which they are identified. Impairments on individually evaluated loans generally are charged off against the applicable valuation allowance when they are determined to be confirmed, expected losses.

The second tier of the loss measurement process involves estimating the probable and estimable losses on loans not otherwise individually reviewed for impairment. Such loans generally comprise large groups of smaller-balance homogeneous loans as well as the remaining non-impaired loans of those types noted above that are otherwise eligible for individual impairment evaluation.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of our loan portfolio. To calculate the historical loss factors, our allowance for loan loss methodology generally utilizes a 24-month moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate the actual, historical loss experience. The outstanding principal balance of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon our historical loss experience.

Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; credit risk concentrations; changes in local and regional real estate values; changes in the nature, volume and terms of loans; changes in the quality of loan review systems and resources; and the effects of regulatory, legal and other external factors. The outstanding principal balance of each loan segment is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

The sum of the probable and estimable loan losses calculated in accordance with loss measurement processes, as described above, represents the total targeted balance for our allowance for loan losses at the end of a fiscal period. A more detailed discussion of our allowance for loan loss calculation methodology is presented in Note 1 to our audited consolidated financial statements.

Impairment Testing of Goodwill. We record goodwill, representing the excess of amounts paid over the fair value of net assets of the institutions acquired in purchase transactions, at its fair value at the date of acquisition. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value. Goodwill was most recently tested as of June 30, 2014, at which time no impairment was indicated. As of that date, we reported goodwill of $108.6 million. The value of the goodwill can change in the future. We expect the value of the goodwill to decrease if there is a significant decrease in the franchise value of Kearny Bank. If an impairment is determined in the future, we will reflect the loss as an expense in the period in which the impairment is determined, leading to a reduction of our net income for that period by the amount of the impairment.

Other-than-Temporary Impairment (“OTTI”) of Securities. If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary” in accordance with applicable accounting guidance.

We account for temporary impairments based upon the classification of the related security as either available for sale, held to maturity or trading. Temporary impairments on “available for sale” securities are recognized, on a tax-effected basis, through accumulated other comprehensive income with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, we do not adjust the carrying value of “held to maturity” securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is generally disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, we maintained no securities in trading portfolios in the six months ended December 31, 2014 or in fiscal 2014 or 2013.

We account for OTTI based upon several considerations. First, OTTI on securities that we have decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the security’s sale is applicable, then the OTTI is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on an other-than-temporarily impaired security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. We recognize credit-related OTTI in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in accumulated other comprehensive income.

Comparison of Financial Condition at December 31, 2014 and June 30, 2014

General. Total assets increased by $37.9 million to $3.55 billion at December 31, 2014 from $3.51 billion at June 30, 2014. The increase in total assets was primarily attributable to increases in the balances of loans and debt securities that were partially offset by a decline in the balance of cash and cash equivalents and total mortgage-backed securities. The net increase in total assets was complemented by an increase in borrowings that was partially offset by a decline in the balances of deposits and stockholders’ equity.

Cash and Cash Equivalents. Cash and cash equivalents, which consist primarily of interest-earning and non-interest-earning deposits in other banks, decreased by $38.6 million to $96.4 million at December 31, 2014 from $135.0 million at June 30, 2014. The decrease in cash and cash equivalents reflects our effort to further reduce the opportunity cost of maintaining the level of short-term liquid assets in excess of that needed for liquidity management and contingency funding purposes. Management will continue to monitor and adjust the level of short term, liquid assets in relation to our near-term operating liquidity needs while also considering the funding needed to support our longer-term strategic initiatives— particularly those relating to the expansion of our commercial lending functions and capital management strategies.

Debt Securities Available for Sale. Debt securities classified as available for sale increased by $12.6 million to $420.5 million at December 31, 2014 from $407.9 million at June 30, 2014. The net increase partly reflected the purchase of $52.5 million in securities during the six months ended December 31, 2014. The increase also reflected a $337,000 increase in the fair value of the portfolio to a net unrealized loss of $3.0 million at December 31, 2014 from a net unrealized loss of $3.3 million at June 30, 2014. The decrease in the net unrealized loss was primarily attributable to changes in the fair value of the various sectors within the portfolio arising primarily from movements in market interest rates. The net increase in the portfolio was partially offset by sales of securities totaling $40.0 million coupled with $267,000 in principal repayments, net of premium amortization and discount accretion during the same period.

At December 31, 2014, the available for sale debt securities portfolio included U.S. agency debentures, single-issuer trust preferred securities, corporate bonds, asset-backed securities, collateralized loan obligations and municipal obligations. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding debt securities available for sale at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 8 and Note 10 to the unaudited consolidated financial statements.

Debt Securities Held to Maturity. Debt securities classified as held to maturity increased by $3.5 million to $219.9 million at December 31, 2014 from $216.4 million at June 30, 2014. The net increase partly reflected the purchase of $6.2 million in securities during the six months ended December 31, 2014. The net increase in the portfolio was partially offset by calls and maturities of such securities as well as repayments, net of premium amortization and discount accretion, totaling $2.7 million during the six months ended December 31, 2014.

At December 31, 2014, the held to maturity debt securities portfolio included U.S. agency debentures and municipal obligations, a small portion of which represent non-rated, short term, bond anticipation notes (“BANs”) issued by New Jersey municipalities with whom Kearny Bank maintains or seeks to maintain deposit relationships. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding debt securities held to maturity at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 9 and Note 10 to the unaudited consolidated financial statements.

Loans Receivable. Loans receivable, net of unamortized premiums, deferred costs and the allowance for loan losses, increased by $72.4 million to $1.80 billion at December 31, 2014 from $1.73 billion at June 30, 2014. The increase in net loans receivable was primarily attributable to new loan origination and purchase volume outpacing loan repayments during the six months ended December 31, 2014.

Residential mortgage loans, including home equity loans and lines of credit, decreased by $14.0 million to $666.2 million at December 31, 2014 from $680.2 million at June 30, 2014. The components of the net decrease included a decrease in the balance of one- to four-family first mortgage loans of $10.0 million to $570.6 million at December 31, 2014 from $580.6 million at June 30, 2014. The net decrease also reflected a $3.4 million decrease in the balance of home equity loans to $72.2 million at December 31, 2014 from $75.6 million at June 30, 2014 as well as a $599,000 decrease in the balance of home equity lines of credit to $23.4 million at December 31, 2014 from $24.0 million at June 30, 2014.

Residential mortgage loan activity for the six months ended December 31, 2014 continued to reflect our decreased strategic focus on residential mortgage lending coupled with the combined effects of a slower pace of refinancing and a continuing low level of demand for “new purchase” mortgages. Moreover, as a portfolio lender cognizant of potential exposure to interest rate risk, we have generally refrained from lowering our long-term, fixed-rate residential mortgage rates to the levels available in the marketplace. Consequently, a portion of our residential mortgage borrowers may continue to seek long-term, fixed-rate refinancing opportunities from other market resources, further limiting growth within this segment of the loan portfolio.

In total, residential mortgage loan origination and purchase volume for the six months ended December 31, 2014 were $22.7 million and $9.7 million, respectively, while aggregate originations of home equity loans and home equity lines of credit totaled $10.5 million for that same period.

Commercial loans, in aggregate, increased by $84.7 million to $1.14 billion at December 31, 2014 from $1.05 billion at June 30, 2014. The components of the aggregate increase included an increase in commercial mortgage loans totaling $73.5 million and an increase in commercial business loans of $11.2 million. The ending balances of commercial mortgage loans and commercial business loans at December 31, 2014 were $1.06 billion and $78.4 million, respectively. Commercial loan origination volume for the six months ended December 31, 2014 totaled $128.0 million, comprising $112.1 million and $15.9 million of commercial mortgage and commercial business loan originations, respectively. Commercial loan originations were augmented with the purchase of participations in commercial mortgage loans and commercial business loans totaling $10.0 million and $12.3 million, respectively, during the six months ended December 31, 2014.

The outstanding balance of construction loans, net of loans-in-process, increased by $1.4 million to $8.7 million at December 31, 2014 from $7.3 million at June 30, 2014. Construction loan disbursements for the six months ended December 31, 2014 totaled $3.3 million.

Other loans, primarily comprising account loans, deposit account overdraft lines of credit and other consumer loans, increased $522,000 to $4.9 million at December 31, 2014 from $4.3 million at June 30, 2014. Other loan originations for the six months ended December 31, 2014 totaled approximately $1.2 million.

Additional information regarding loans receivable at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus.

Nonperforming Loans. Nonperforming loans decreased by $318,000 to $25.0 million or 1.38% of total loans at December 31, 2014 from $25.3 million or 1.45% of total loans at June 30, 2014. The balance of nonperforming loans at December 31, 2014 was comprised entirely of “nonaccrual” loans. By comparison, the balance of nonperforming loans at June 30, 2014 included $25.2 million of “nonaccrual” loans and $125,000 of loans reported as “over 90 days past due and accruing”.

The composition of nonperforming loans at December 31, 2014 continued to include a disproportionate balance of residential mortgage loans originally acquired from Countrywide Home Loans, Inc. (“Countrywide”) which continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP (“BOA”). In total, nonperforming Countrywide loans totaled $7.9 million, or 31.7% of total nonperforming loans, at December 31, 2014. As of that same date, we owned a total of 68 residential mortgage loans with an aggregate outstanding balance of $28.9 million that were originally acquired from Countrywide. Of these loans, one additional loan totaling $442,000 is 30-89 days past due.

Additional information about our nonperforming loans at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 11 to the unaudited consolidated financial statements.

Allowance for Loan Losses. During the six months ended December 31, 2014, the balance of the allowance for loan losses increased by $197,000 to $12.6 million or 0.69% of total loans at December 31, 2014 from $12.4 million or 0.71% of total loans at June 30, 2014. The increase resulted from provisions of $2.6 million during the six months ended December 31, 2014 that were largely offset by charge offs, net of recoveries, totaling $2.4 million during that same period.

Additional information about our allowance for loan losses at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 11 to the unaudited consolidated financial statements.

Mortgage-backed Securities Available for Sale. Mortgage-backed securities available for sale decreased by $45.7 million to $391.5 million at December 31, 2014 from $437.2 million at June 30, 2014. The net decrease partly reflected security sales totaling $17.2 million during the six months ended December 31, 2014 coupled with cash repayment of principal, net of discount accretion and premium amortization, totaling $38.5 million as well as a $381,000 decline in the fair value of the portfolio to an unrealized gain of $4.0 million at December 31, 2014 from an unrealized gain of $4.4 million at June 30, 2014. These decreases in the portfolio were partially offset by security purchases totaling $10.4 million.

At December 31, 2014, the available for sale mortgage-backed securities portfolio primarily included agency pass-through securities and agency collateralized mortgage obligations. As of that date, we also held one non-agency mortgage-backed security within the available for sale portfolio whose aggregate carrying value and market value totaled $182,000 and $182,000, respectively. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding mortgage-backed securities available for sale at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 8 and Note 10 to the unaudited consolidated financial statements.

Mortgage-backed Securities Held to Maturity. Mortgage-backed securities held to maturity increased by $26.8 million to $322.5 million at December 31, 2014 from $295.7 million at June 30, 2014. The increase in the portfolio largely reflected purchases of securities totaling $33.2 million that were acquired primarily based upon their Community Reinvestment Act eligibility. This increase was partially offset by cash repayment of principal, net of discount accretion and premium amortization, totaling $6.4 million during the six months ended December 31, 2014.

At December 31, 2014, the held to maturity mortgage-backed securities portfolio primarily included agency pass-through securities and agency collateralized mortgage obligations. As of that date, we also held four non-agency mortgage-backed securities in the held to maturity portfolio whose aggregate carrying values and market values totaled $46,000 and $44,000, respectively. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding mortgage-backed securities held to maturity at December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 9 and Note 10 to the unaudited consolidated financial statements.

Other Assets. The aggregate balance of other assets, including premises and equipment, FHLB stock, accrued interest receivable, goodwill, bank owned life insurance, deferred income taxes and other miscellaneous assets, increased by $6.8 million to $295.5 million at December 31, 2014 from $288.7 million at June 30, 2014. The increase in other assets partly reflected an increase in the cash surrender value of our bank-owned life insurance policies totaling $1.3 million arising from the corresponding income recognized during the period. The increase also reflected an obligatory $1.4 million increase in the balance of FHLB stock resulting from additional advances drawn during the period.

The increase in other assets also reflected a $271,000 increase in the balance of real estate owned (“REO”) to $1.9 million at December 31, 2014 from $1.6 million at June 30, 2014 representing the net carrying values of five and seven properties held at the close of each period, respectively.

The remaining increases and decreases in other assets during the six months ended December 31, 2014 generally comprised normal growth or operating fluctuations in their respective balances.

Deposits. The balance of total deposits decreased by $15.1 million to $2.46 billion at December 31, 2014 from $2.48 billion at June 30, 2014. The net decrease in deposit balances included a $15.6 million decrease in non-interest-bearing checking accounts that was partially offset by a $501,000 increase in interest-bearing deposits. The net increase in interest-bearing deposits comprised a $24.9 million increase in interest-bearing checking accounts that was largely offset by an $8.1 million decrease in savings and club accounts and a $16.3 million decrease in certificates of deposit.

The decrease in non-interest-bearing checking accounts was primarily attributable to the closing of a single commercial deposit relationship whose account balances totaled approximately $11.5 million at June 30, 2014. The remaining $3.6 million variance in the balance of non-interest-bearing checking reflected normal operating fluctuations in the balance of such accounts.

The change in deposit balances for the period reflected changes in the balances of retail deposits as well as “non-retail” deposits acquired through various wholesale channels. The increase in the balance of interest-bearing checking accounts included a $16.3 million increase in the balance of brokered money market deposits acquired through Promontory’s IND program to $229.8 million or 9.3% of total deposits at December 31, 2014 from $213.5 million or 8.6% of total deposits at June 30, 2014. The terms of the IND program generally establish a reciprocal commitment for Promontory to deliver and for us to accept such deposits for a period of no less than five years during which time total aggregate balances shall be maintained within a range of $200.0 million to $230.0 million. Such deposits are generally sourced by Promontory from large retail and institutional brokerage firms whose individual clients seek to have a portion of their investments held in interest-bearing accounts at FDIC-insured institutions. The increase in interest-bearing checking accounts attributable to the fluctuation in IND program deposits was augmented by an $8.6 million increase in retail account balances.

The decrease in savings and club accounts partly reflected the annual close out of holiday club accounts and fluctuating balances of attorney escrow accounts as well as an outflow of funds originally received from an individual customer relating to the sale of their business.

We continued to utilize a deposit listing service through which we attracted “non-brokered” wholesale time deposits targeting institutional investors with a three-to-five year investment horizon. We generally prohibit the withdrawal of our listing service deposits prior to maturity. The balance of our listing service time deposits increased by $16.1 million to $76.7 million or 3.1% of total deposits at December 31, 2014 from $60.6 million or 2.4% of total deposits at June 30, 2014.

We also maintain a small portfolio of longer-term, brokered certificates of deposit that were originally acquired during fiscal 2014 whose balances remained stable at approximately $18.5 million at December 31, 2014 and June 30, 2014. In combination with Promontory IND money market deposits noted above, our brokered deposits totaled $248.3 million or 10.1% of deposits at December 31, 2014 compared to $232.0 million or 9.7% of total deposits at June 30, 2014.

The growth in certificates of deposit acquired through wholesale sources was more than offset by a net decrease of $32.4 million in other retail time deposit balances. The decrease in retail time deposits largely reflected our efforts to manage our cost of deposits which allowed for some controlled outflow of shorter-term time deposits during the six months ended December 31, 2014. However, we did maintain our attractive offering rates on certain longer-term time deposits during that period to attract retail funding within the four-to-five year maturity tranches, which supported our larger goal of extending the duration of time deposits for interest rate risk management purposes.

Borrowings. The balance of borrowings increased by $50.7 million to $563.0 million at December 31, 2014 from $512.3 million at June 30, 2014. The reported increase primarily reflected an additional $75.0 million of FHLB advances drawn primarily to fund a portion of our recent growth in loans. For interest rate risk management purposes, we have utilized interest rate derivatives to effectively swap the rolling 90-day maturity/repricing characteristics of the new borrowings into a fixed rate for five years. This increase was partially offset by the repayments of $17.0 million of FHLB overnight advances and a maturing $3.0 million short-term advance that were outstanding at June 30, 2014. Borrowing activity for the period also reflected the rollover of other short-term FHLB advances during the period that coincided with the repricing of interest rate swaps that effectively converted such advances into longer-term, fixed rate funding.

The change in borrowing balances also reflected a $4.2 million decrease in the balance of customer sweep accounts to $26.5 million at December 31, 2014, from $30.7 million at June 30, 2014. Sweep accounts are short-term borrowings representing funds that are withdrawn from a customer’s non-interest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities we own.

Other Liabilities. The balance of other liabilities, including advance payments by borrowers for taxes and other miscellaneous liabilities, increased by $3.7 million to $26.8 million at December 31, 2014 from $23.1 million at June 30, 2014. The increase in other liabilities primarily reflected a decrease in the fair value of our interest rate derivatives of approximately $3.4 million coupled with normal operating fluctuations in the balances of remaining balances of other liabilities.

Stockholders’ Equity. Stockholders’ equity decreased $1.5 million to $493.2 million at December 31, 2014 from $494.7 million at June 30, 2014. The decrease in stockholders’ equity partly reflected the exercise of certain stock options on September 10, 2014. On that date, members of management and the Board of Directors exercised a total of 2,677,740 vested stock options that were granted in 2005 and would otherwise expire in 2015. Pursuant to the terms of our 2005 Stock Compensation and Incentive Plan, we elected to settle the exercise of all such stock options in cash based upon the difference between the exercise price of the options and the closing price of our stock on the date of exercise. The net cash proceeds of these exercises resulted in a direct reduction of stockholders’ equity totaling approximately $7.2 million that was partially offset by a reduction of income tax expense of approximately $416,000 during the quarter ended September 30, 2014. Based on this manner of settlement, no additional shares of our capital stock were issued in relation to the exercise of these options.

The decrease in stockholders’ equity also reflected a $2.0 million decrease in accumulated other comprehensive loss due primarily to changes in the composition and fair value of our available for sale securities portfolio and outstanding derivatives whose changes in fair value are reflected in accumulated other comprehensive income on an after tax basis.

The noted decreases in stockholders’ equity were partially offset by $5.1 million in net income for the six months ended December 31, 2014 coupled with a reduction of unearned ESOP shares for plan shares earned during the period. The change in stockholders’ equity also reflected a net decrease in treasury stock resulting from the re-issuance of 107,382 shares at an average cost of $11.48 per share resulting from additional exercises of stock options during in the quarter ended September 30, 2014 that preceded the exercise of those discussed above.

Comparison of Financial Condition at June 30, 2014 and June 30, 2013

General. Total assets increased by $364.6 million to $3.51 billion at June 30, 2014 from $3.15 billion at June 30, 2013. The increase in total assets was primarily attributable to increases in the balances of loans, debt securities, FHLB stock and cash and cash equivalents that were partially offset by a decline in the balance of mortgage-backed securities. The net increase in total assets was complemented by increases in the balances of deposits, borrowings and stockholders’ equity.

Cash and Cash Equivalents. Cash and cash equivalents, which consist primarily of interest-earning and non-interest-earning deposits in other banks, increased by $8.0 million to $135.0 million at June 30, 2014 from $127.0 million at June 30, 2013. The increase in the balance largely reflected the addition of $9.1 million in cash and cash equivalents acquired in conjunction with the acquisition of Atlas Bank on June 30, 2014 with the remaining variance attributable to normal operating fluctuations in such balances.

Notwithstanding day-to-day fluctuations in cash and cash equivalents, we generally sought to maintain lower levels of cash and cash equivalents during the fiscal year ended June 30, 2014 to reduce the opportunity cost of excess liquidity. Management continues to monitor the level of short-term, liquid assets in relation to the expected need for such liquidity to fund our strategic initiatives – particularly those relating to the expansion of our commercial lending functions. We may alter our liquidity reinvestment strategies based upon the timing and relative success of those initiatives.

Debt Securities Available for Sale. Debt securities classified as available for sale increased by $107.8 million to $407.9 million at June 30, 2014 from $300.1 million at June 30, 2013. The net increase primarily reflected security purchases totaling $158.9 million during the year ended June 30, 2014 that were partially offset by security sales totaling $55.4 million during the same period. The security sales primarily reflected our decision to reduce our investment in certain collateralized loan obligations that may become ineligible investments under the terms of the “Volcker Rule” whose provisions were enacted by regulatory agencies during the quarter ended December 31, 2013 in conjunction with the ongoing adoption and implementation of the Dodd-Frank Act. Security purchases for the year partly reflected the reinvestment of these security sale proceeds into other eligible securities within the portfolio as well as the reinvestment of mortgage-backed security sale proceeds into shorter-duration investments within this segment of the portfolio.

In addition to the securities purchased, we also acquired one corporate debt security available for sale with a fair value of $3.0 million in conjunction with the Atlas Bank acquisition on June 30, 2014.

The net change in debt securities available for sale also reflected a decrease in the net unrealized loss within the portfolio coupled with repayments of principal attributable to amortization during the year ended June 30, 2014. The net unrealized loss for the portfolio decreased by $1.9 million to $3.3 million at June 30, 2014 from $5.2 million at June 30, 2013. The decrease in the net unrealized loss was primarily attributable to changes in the fair value of the various sectors within the portfolio arising primarily from movements in market interest rates.

At June 30, 2014, the available for sale debt securities portfolio included U.S. agency debentures, single-issuer trust preferred securities, corporate bonds, asset-backed securities, collateralized loan obligations and municipal obligations. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding debt securities available for sale at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 5 and Note 7 to the audited consolidated financial statements.

Debt Securities Held to Maturity. Debt securities classified as held to maturity increased by $6.4 million to $216.4 million at June 30, 2014 from $210.0 million at June 30, 2013. The net increase primarily reflected purchases of municipal obligations totaling $9.1 million during the year ended June 30, 2014 that were partially offset by repayments, calls and maturities of such securities during that same period.

At June 30, 2014, the held to maturity debt securities portfolio included U.S. agency debentures and municipal obligations, a small portion of which represent non-rated, short term, bond anticipation notes (“BANs”) issued by New Jersey municipalities with whom Kearny Bank maintains or seeks to maintain deposit relationships. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding debt securities held to maturity at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 6 and Note 7 to the audited consolidated financial statements.

Loans Receivable. Loans receivable, net of unamortized premiums, deferred costs and the allowance for loan losses, increased by $379.1 million to $1.73 billion at June 30, 2014 from $1.35 billion at June 30, 2013. The increase in net loans receivable was primarily attributable to new loan origination, purchase and acquisition volume outpacing loan repayments during the year ended June 30, 2014.

Residential mortgage loans, including home equity loans and lines of credit, increased by $72.2 million to $680.2 million at June 30, 2014 from $608.1 million at June 30, 2013. The components of the net increase included an increase in the balance of one- to four-family first mortgage loans of $80.0 million to $580.6 million at June 30, 2014 from $500.6 million at June 30, 2013. Partially offsetting this increase was a net reduction in the balance of home equity loans of $5.2 million to $75.6 million at June 30, 2014 from $80.8 million for those same comparative periods. Additionally, the balance of home equity lines of credit decreased by $2.6 million to $24.0 million at June 30, 2014 from $26.6 million at June 30, 2013.

Residential mortgage loan activity for the year ended June 30, 2014 continued to reflect our decreased strategic focus on residential mortgage lending coupled with the combined effects of an increase in mortgage rates from their historical lows that has slowed the pace of refinancing and the diminished level of demand for “new purchase” mortgages reflecting continued weakness in the economy. Moreover, as a portfolio lender cognizant of potential exposure to interest rate risk, we have generally refrained from lowering our long-term, fixed-rate residential mortgage rates to the levels available in the marketplace. Consequently, a portion of our residential mortgage borrowers may continue to seek long-term, fixed-rate refinancing opportunities from other market resources further limiting growth within this segment of the loan portfolio.

In total, residential mortgage loan origination and purchase volume for the year ended June 30, 2014 was $78.2 million and $22.4 million, respectively, while aggregate originations of home equity loans and home equity lines of credit totaled $29.0 million for that same period. In addition to the loans originated and purchased, we also acquired residential mortgage loans with fair values totaling $72.8 million in conjunction with the Atlas Bank acquisition on June 30, 2014.

Commercial loans, in aggregate, increased by $313.5 million to $1.05 billion at June 30, 2014 from $737.5 million at June 30, 2013. The components of the aggregate increase included an increase in commercial mortgage loans totaling $316.9 million that was partially offset by a decline in commercial business loans of $3.4 million. The ending balances of commercial mortgage loans and commercial business loans at June 30, 2014 were $983.8 million and $67.3 million, respectively. Commercial loan origination volume for the year ended June 30, 2014 totaled $358.5 million comprising $334.4 million and $24.1 million of commercial mortgage and commercial business loan originations, respectively. Commercial loan originations were augmented with the purchase of participations in commercial mortgage loans and commercial business loans totaling $87.0 million and $4.9 million, respectively, during the year ended June 30, 2014. In addition to the loans originated and purchased, we also acquired commercial mortgage loans with fair values totaling $5.7 million in conjunction with the Atlas Bank acquisition on June 30, 2014.

The outstanding balance of construction loans, net of loans-in-process, decreased by $4.6 million to $7.3 million at June 30, 2014 from $11.9 million at June 30, 2013. Construction loan disbursements for the year ended June 30, 2014 totaled $3.8 million.

Other loans, primarily comprising account loans, deposit account overdraft lines of credit and other consumer loans, increased $60,000 to $4.3 million at June 30, 2014. Other loan originations for the year ended June 30, 2014 totaled approximately $2.3 million.

Additional information regarding loans receivable at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 8 to the audited consolidated financial statements.

Nonperforming Loans. At June 30, 2014, nonperforming loans decreased by $5.6 million to $25.3 million or 1.45% of total loans from $30.9 million or 2.27% of total loans as of June 30, 2013. The balance of nonperforming loans at June 30, 2014 included $25.2 million and $125,000 of “nonaccrual” loans and loans reported as “over 90 days past due and accruing”, respectively. By comparison, the balance of nonperforming loans at June 30, 2013 was comprised entirely of “nonaccrual” loans.

The composition of nonperforming loans at June 30, 2014 continued to include a disproportionate balance of residential mortgage loans originally acquired from Countrywide Home Loans, Inc. (“Countrywide”) which continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP (“BOA”). In total, nonperforming Countrywide loans totaled $8.4 million, or 33.2% of total nonperforming loans, at June 30, 2014. As of that same date, we owned a total of 77 residential mortgage loans with an aggregate outstanding balance of $33.3 million that were originally acquired from Countrywide. Of these loans, an additional two loans totaling $866,000 are 30-89 days past due and are in various stages of collection.

Additional information about our nonperforming loans at June 30, 2014 is presented in the “Business of Kearny Bank” section as well as in Note 9 to the audited consolidated financial statements.

Allowance for Loan Losses. During the year ended June 30, 2014, the balance of the allowance for loan losses increased by approximately $1.5 million to $12.4 million or 0.71% of total loans at June 30, 2014 from $10.9 million or 0.80% of total loans at June 30, 2013. The increase resulted from provisions of $3.4 million during the year ended June 30, 2014 that were partially offset by charge-offs, net of recoveries, totaling approximately $1.9 million.

Additional information about the allowance for loan losses at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 1 and Note 9 to the audited consolidated financial statements.

Mortgage-backed Securities Available for Sale. Mortgage-backed securities available for sale decreased by $343.4 million to $437.2 million at June 30, 2014 from $780.7 million at June 30, 2013. The net decrease partly reflected sales of securities totaling $114.0 million during the year ended June 30, 2014 partially offset by purchases totaling $50.2 million during the same period. A portion of the proceeds from mortgage-backed security sales were used to fund loan growth during the period. The remainder was used to fund purchases of short-duration debt securities, as noted above, as well as fixed-rate, agency securities including 30-year pass-through securities that were acquired based upon their Community Reinvestment Act eligibility.

The net decrease in mortgage-backed securities available for sale also reflected cash repayment of principal, net of discount accretion and premium amortization as well as the transfer of securities with fair values of $191.9 million from the available-for-sale portfolio to the held-to-maturity portfolio during the year ended June 30, 2014. The transferred securities were limited to those that we fully intend to hold until maturity including our agency mortgage-backed securities qualifying for Community Reinvestment Act eligibility and those comprising securitized commercial real estate project loans. The net decrease in the portfolio was partially offset by an increase in the fair value of the applicable securities resulting in an unrealized gain in the portfolio at June 30, 2014 from an unrealized loss at June 30, 2013.

In addition to the securities purchased, we also acquired mortgage-backed securities available for sale with a fair value of $23.9 million in conjunction with the Atlas Bank acquisition on June 30, 2014.

At June 30, 2014, the available for sale mortgage-backed securities portfolio primarily included agency pass-through securities and agency collateralized mortgage obligations. As of that date, the portfolio included one non-agency mortgage-backed security acquired from Atlas Bank with a fair value of $210,000. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding mortgage-backed securities available for sale at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 5 and Note 7 to the audited consolidated financial statements.

Mortgage-backed Securities Held to Maturity. Mortgage-backed securities held to maturity increased by $194.6 million to $295.7 million at June 30, 2014 from $101.1 million at June 30, 2013. The increase in the portfolio was primarily attributable to the transfer of securities with fair values of $191.9 million from the available-for-sale portfolio to the held-to-maturity portfolio during the year ended June 30, 2014. The increase in the portfolio also reflected purchases of securities totaling $5.1 million. Partially offsetting these increases was cash repayment of principal, net of discount accretion and premium amortization, coupled with the sale of one non-agency collateralized mortgage obligation whose credit quality had deteriorated below investment grade making it eligible for sale from the held to maturity portfolio.

At June 30, 2014, the held to maturity mortgage-backed securities portfolio primarily included agency pass-through securities and agency collateralized mortgage obligations. As of that date, we also held a nominal balance of non-agency mortgage-backed securities whose aggregate carrying values and market values totaled $54,000 and $53,000, respectively. Based on its evaluation, management has concluded that no other-than-temporary impairment is present within this segment of the investment portfolio as of that date.

Additional information regarding mortgage-backed securities held to maturity at June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 6 and Note 7 to the audited consolidated financial statements.

Other Assets. The aggregate balance of other assets, including premises and equipment, FHLB stock, accrued interest receivable, goodwill, bank owned life insurance, deferred income taxes and other miscellaneous assets, increased by $12.3 million to $288.7 million at June 30, 2014 from $276.4 million at June 30, 2013. The increase in other assets largely reflected a $10.3 million increase in the investment in FHLB stock that primarily reflected the increase in our mandatory investment attributable to the corresponding increase in the balance of borrowings with the FHLB. The change in other assets also reflected a $2.7 million increase in the cash surrender value of our bank owned life insurance during fiscal 2014.

In addition to the increases noted above, the balance of other assets also reflected the addition of premises and equipment, FHLB stock and other miscellaneous assets totaling $2.2 million, $1.0 million and $3.0 million, respectively, acquired in conjunction with the acquisition of Atlas Bank on June 30, 2014.

The balance of real estate owned (“REO”), included in other assets, decreased by $437,000 to $1.6 million at June 30, 2014 from $2.1 million at June 30, 2013 representing the net carrying values of seven and eight properties held at the close of each period, respectively.

The remaining increases and decreases in other assets generally comprised normal growth or operating fluctuations in their respective balances.

Deposits. The balance of total deposits increased by $109.4 million to $2.48 billion at June 30, 2014 from $2.37 billion at June 30, 2013. The net increase in deposit balances reflected a $76.3 million increase in interest-bearing deposits as well as an increase of $33.1 million in non-interest-bearing checking accounts. The net increase in interest-bearing deposit accounts comprised a $51.9 million increase in savings and club accounts coupled with a $55.8 million increase in certificates of deposit. These increases were partially offset by a $31.3 million decline in interest-bearing checking accounts.

A portion of the net growth in deposits reflected balances with fair values totaling $86.1 million assumed in conjunction with the acquisition of Atlas Bank on June 30, 2014. Deposit balances assumed from Atlas Bank included non-interest-bearing and interest-bearing accounts totaling $14.6 million and $71.5 million, respectively, with the latter comprising interest-bearing checking accounts, savings accounts and certificates of deposit totaling $2.8 million, $31.4 million and $37.3 million, respectively. In addition to the deposits assumed from Atlas Bank, the change in deposit balances from year to year reflected changes in the balances of retail deposits as well as “non-retail” deposits acquired through various wholesale channels. The decline in the balance of interest-bearing checking accounts included a $16.1 million decrease in the balance of brokered money market deposits acquired through Promontory’s IND program to $213.5 million at June 30, 2014 from $229.6 million at June 30, 2013. The terms of the program generally establish a reciprocal commitment for Promontory to deliver and us to accept such deposits for a period of no less than five years during which time total aggregate balances shall be maintained within a range of $200.0 million to $230.0 million. Such deposits are generally sourced by Promontory from large retail and institutional brokerage firms whose individual clients seek to have a portion of their investments held in interest-bearing accounts at FDIC-insured institutions. The remaining decline in interest-bearing checking accounts reflected the combined effects of retail deposit outflows and disintermediation into other interest-bearing deposit accounts.

The certificates of deposit assumed in conjunction with the acquisition of Atlas Bank included $6.4 million of predominantly short-term time deposits originally acquired by Atlas Bank through the QwickRate deposit listing service. Separate from the acquisition of Atlas Bank, Kearny Bank also began to utilize the QwickRate deposit listing service during fiscal 2014 to attract “non-brokered” wholesale time deposits targeting institutional investors with a three-to-five year investment horizon. The balance of the time deposits acquired by Kearny Bank during fiscal 2014 through the QwickRate listing service totaled $54.2 million at June 30, 2014 with such funds having a weighted average remaining term to maturity of 3.9 years. In combination with the balance of deposits assumed in conjunction with the Atlas Bank acquisition, the aggregate balance of “non-brokered” listing service deposits totaled $60.6 million or 2.4% of deposits at June 30, 2014.

Kearny Bank also acquired a small portfolio of longer-term, brokered certificates of deposit during fiscal 2014 whose balances totaled approximately $18.5 million at June 30, 2014. In combination with Promontory IND money market deposits noted above, Kearny Bank’s brokered deposits totaled $232.0 million or 9.4% of deposits at June 30, 2014.

The growth in certificates of deposit acquired through wholesale sources and those assumed from Atlas Bank were partially offset by a net decline in other retail time deposit balances that largely reflected our efforts to manage our cost of deposits which allowed for some controlled outflow of shorter-term time deposits during the year. However, we did maintain our attractive offering rates on certain longer-term time deposits during fiscal 2014 which continued to attract retail funding within the four-to-five year maturity tranches and supported our larger goal of extending the duration of time deposits for interest rate risk management purposes.

Finally, the increase in savings and club accounts largely reflected growth in retail core deposits coupled with the effects of the deposits assumed from Atlas Bank. A portion of this growth represented disintermediation from other interest-bearing deposit accounts during fiscal 2014.

Borrowings. The balance of borrowings increased by $224.6 million to $512.3 million at June 30, 2014 from $287.7 million at June 30, 2013. The reported increase primarily reflected an additional $200.0 million of FHLB advances drawn primarily to fund a portion of our loan growth during the year. For interest rate risk management purposes, we have utilized interest rate derivatives to effectively swap the rolling 90-day maturity/repricing characteristics of the new borrowings into a fixed rate for five years. The increase also reflected borrowings with fair values totaling $18.7 million assumed in conjunction with the Atlas Bank acquisition on June 30, 2014 as well as a $12.0 million increase in overnight borrowings to an outstanding balance of $17.0 million at June 30, 2014 which were drawn for short-term liquidity management purposes.

The change in borrowing balances also reflected a $6.1 million decline in the balance of customer sweep accounts to $30.7 million at June 30, 2014, from $36.8 million at June 30, 2013. Sweep accounts are short-term borrowings representing funds that are withdrawn from a customer’s non-interest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities we own.

Other Liabilities. The balance of other liabilities, including advance payments by borrowers for taxes and other miscellaneous liabilities, increased by $3.6 million to $23.1 million at June 30, 2014 from $19.5 million at June 30, 2013. The increase in other liabilities reflected normal operating fluctuations in such balances coupled with the assumption of other liabilities totaling $421,000 in conjunction with the Atlas Bank acquisition on June 30, 2014.

Stockholders’ Equity. Stockholders’ equity increased by $27.0 million to $494.7 million at June 30, 2014 from $467.7 million at June 30, 2013. The increase in stockholders’ equity was partly attributable to our issuance of 1,044,087 shares of our common stock valued at $15.5 million as consideration paid to Kearny MHC for the acquisition of Atlas Bank. The increase also reflected net income of $10.2 million for the fiscal year ended June 30, 2014 coupled with a reduction of unearned ESOP shares relating to the offsets of benefit plan expenses during the year. The increase in stockholders’ equity also reflected a net decrease in the unrealized loss on our available for sale securities portfolios whose changes in fair value are reflected in accumulated other comprehensive income on an after tax basis.

The increase in stockholders’ equity was partially offset by a net increase of $2.8 million in treasury stock which partly reflected our repurchase of 394,580 shares of our common stock during the period at an average price of $10.48 per share. The increase in treasury stock due to share repurchases was partially offset by the issuance of 117,618 shares at an average cost of $11.48 per share resulting from the exercise of employee stock options during the year.

Comparison of Operating Results for the Six Months Ended December 31, 2014 and December 31, 2013

General. Net income for the six months ended December 31, 2014 was $5.1 million or $0.08 per diluted share, a decrease of $481,000 from $5.6 million or $0.08 per diluted share for the six months ended December 31, 2013. The decrease in net income reflected increases in non-interest expense and the provision for loan losses coupled with a decrease in non-interest income that were partially offset by an increase in net interest income. These factors contributed to an overall decrease in pre-tax net income and a corresponding decrease in the provision for income taxes for the period.

Net Interest Income. Net interest income for the six months ended December 31, 2014 was $39.1 million, an increase of $2.4 million from $36.7 million for the six months ended December 31, 2013. The increase in net interest income between the comparative periods resulted from an increase in interest income that was partially offset by an increase in interest expense. The increase in interest income was attributable to an increase in the average balance of interest-earning assets that was partially offset by a decline in their yield. The increase in interest expense resulted from an increase in the average balance of interest-bearing liabilities coupled with a concurrent increase in their average cost. The reported increase in the average balances of interest-earning assets and interest-bearing liabilities between comparative periods partly reflected the impact of the Atlas Bank acquisition on June 30, 2014.

As a result of these factors, our net interest rate spread decreased eight basis points to 2.27% for the six months ended December 31, 2014 from 2.35% for the six months ended December 31, 2013. The decrease in the net interest rate spread reflected an increase in the average cost of interest-bearing liabilities of six basis points to 0.89% for six months ended December 31, 2014 from 0.83% for the six months ended December 31, 2013 while the yield on earning assets decreased two basis points to 3.16% from 3.18% for the same comparative periods. A discussion of the factors contributing to changes in the average yield and average cost of categories within interest-earning assets and interest-bearing liabilities, respectively, is presented in the separate discussion and analysis of interest income and interest expense below.

The factors resulting in the reported decrease in our net interest rate spread also affected our net interest margin which decreased by eight basis points to 2.39% for the six months ended December 31, 2014 from 2.47% for the six months ended December 31, 2013.

Interest Income. Total interest income increased $4.4 million to $51.6 million for the six months ended December 31, 2014 from $47.2 million for the six months ended December 31, 2013. As noted above, the increase in interest income partly reflected a $294.4 million increase in the average balance of interest-earning assets to $3.27 billion for the six months ended December 31, 2014 from $2.97 billion for the six months ended December 31, 2013. For those same comparative periods, the yield on earning assets decreased two basis points to 3.16% from 3.18%.

Interest income from loans increased $4.7 million to $37.1 million for the six months ended December 31, 2014 from $32.3 million for the six months ended December 31, 2013. The increase in interest income on loans was attributable to a net increase in the average balance of loans that was partially offset by a decline in their average yield.

The average balance of loans increased by $297.6 million to $1.77 billion for the six months ended December 31, 2014 from $1.47 billion for the six months ended December 31, 2013. The reported increase in the average balance of loans primarily reflected an aggregate increase of $237.4 million in the average balance of commercial loans to $1.08 billion for the six months ended December 31, 2014 from $843.1 million for the six months ended December 31, 2013. Our commercial loans generally comprise commercial mortgage loans, including multi-family and nonresidential mortgage loans, as well as secured and unsecured commercial business loans.

The increase in the average balance of commercial loans was augmented by a $62.9 million increase in the average balance of residential mortgage loans to $677.1 million for the six months ended December 31, 2014 from $614.2 million for the six months ended December 31, 2013. The increase in the average balance was primarily attributable to residential mortgage loans acquired in conjunction with the Atlas Bank acquisition. Our residential mortgages generally comprise one- to four-family first mortgage loans, home equity loans and home equity lines of credit.

For those same comparative periods, the average balance of other loans, comprising account loans, deposit account overdraft lines of credit and other consumer loans, also increased by $459,000 to $4.8 million from $4.4 million.

The noted increases in the average balances of loans were partially offset by a $3.1 million decrease in the average balance of construction loans which declined to $7.4 million for the six months ended December 31, 2014 from $10.5 million for the six months ended December 31, 2013.

The effect on interest income attributable to the net increase in the average balance of loans was partially offset by the noted decrease in their average yield. The average yield on loans decreased by 21 basis points to 4.19% for the six months ended December 31, 2014 from 4.40% for the six months ended December 31, 2013. The reduction in the overall yield on our loan portfolio partly reflects the effect of low market interest rates which provides “rate reduction” refinancing incentive to existing borrowers while also contributing to the downward re-pricing of adjustable rate loans. Additionally, the average yield on newly originated loans that have provided the incremental growth in the portfolio between comparative periods also reflects the low interest rates prevalent in the marketplace which further reduces the overall yield of the loan portfolio.

Interest income from mortgage-backed securities decreased by $1.6 million to $9.4 million for the six months ended December 31, 2014 from $11.1 million for the six months ended December 31, 2013. The decrease in interest income reflected a decrease in the average balance of mortgage-backed securities that was partially offset by an increase in their average yield.

The average balance of mortgage-backed securities decreased by $132.0 million to $722.9 million for the six months ended December 31, 2014 from $854.9 million for the six months ended December 31, 2013. The decrease in the average balance of mortgage-backed securities largely reflects principal repayments and security sales that outpaced the level of security purchases between comparative periods.

For those same comparative periods, the average yield on mortgage-backed securities increased by two basis points to 2.61% from 2.59%. The increase in the overall yield of the mortgage-backed securities portfolio partly reflected the comparatively higher yields of securities purchased reflecting a modest increase in market interest rates between comparative periods. More notably, the increase in yield also reflected a decrease in purchased premium amortization resulting from a decline in loan prepayments attributable to the noted increase in market rates and the resulting decline in “rate reduction” refinancing incentive to mortgagors.

Interest income from debt securities increased by $1.1 million to $4.5 million for the six months ended December 31, 2014 from $3.4 million for the six months ended December 31, 2013. The increase in interest income reflected an increase in the average balance of debt securities augmented by an increase in their average yield. The average balance of debt securities increased $116.9 million to $632.0 million for the six months ended December 31, 2014 from $515.2 million for the six months ended December 31, 2013. For those same comparative periods, the average yield of debt securities increased 10 basis points to 1.42% from 1.32%.

The increase in the average balance of debt securities was partly attributable to a $111.0 million increase in the average balance of taxable securities to $532.3 million for the six months ended December 31, 2014 from $421.3 million for the six months ended December 31, 2013. For those same comparative periods, the average balance of tax-exempt securities increased by $5.8 million to $99.7 million from $93.9 million.

The increase in the average yield on debt securities reflected a 14 basis point increase in the yield on taxable securities to 1.33% during the six months ended December 31, 2014 from 1.19% during the six months ended December 31, 2013. For those same comparative periods, the yield on tax-exempt securities increased one basis point to 1.96% from 1.95%.

Interest income from other interest-earning assets increased by $189,000 to $625,000 for the six months ended December 31, 2014 from $436,000 for the six months ended December 31, 2013 reflecting an increase in the average yield that was augmented by an increase in the average balance. The average yield of other interest-earning assets increased by 21 basis points to 0.88% for the six months ended December 31, 2014 from 0.67% for the six months ended December 31, 2013. For those same comparative periods, the average balance of other interest-earning assets increased by $12.0 million to $142.2 million from $130.2 million.

The increase in the average balance and average yield on other interest-earning assets between comparative periods partly reflects an increase in the average balance of our investment in FHLB stock arising from additional advances drawn coupled with an increase in its average yield between comparative periods.

Interest Expense. Total interest expense increased by $1.9 million to $12.5 million for the six months ended December 31, 2014 from $10.6 million for the six months ended December 31, 2013. As noted earlier, the increase in interest expense resulted from an increase in the average balance of interest-bearing liabilities coupled with an increase in their average cost. The average balance of interest-bearing liabilities increased by $259.0 million to $2.80 billion for the six months ended December 31, 2014 from $2.54 billion for the six months ended December 31, 2013. For those same comparative periods, the average cost of interest-bearing liabilities increased six basis points to 0.89% from to 0.83%.

Interest expense attributed to deposits increased by $592,000 to $7.8 million for the six months ended December 31, 2014 from $7.2 million for the six months ended December 31, 2013. The increase in interest expense was attributable to an increase in the average cost of interest-bearing deposits coupled with an increase in their average balance.

The average cost of interest-bearing deposits increased by two basis points to 0.69% for the six months ended December 31, 2014 from 0.67% for the six months ended December 31, 2013. The net increase in the average cost was primarily attributable to an increase in the average cost of certificates of deposit which increased four basis points to 1.07% for the six months ended December 31, 2014 from 1.03% for the six months ended December 31, 2013. For those same comparative periods, the average cost of interest-bearing checking accounts and savings and club accounts remained unchanged at 0.53% and 0.16%, respectively.

The increases in the average cost of certificates of deposit largely reflected our efforts to attract and retain accounts with longer terms to maturity for interest rate risk management purposes. Competitive offering rates on longer duration term deposits were made available through both our retail deposit and wholesale funding channels.

The average balance of interest-bearing deposits increased by $103.3 million to $2.26 billion for the six months ended December 31, 2014 from $2.15 billion for the six months ended December 31, 2013. The net increase in the average balance reflected an increase in the average balances of savings and club accounts and certificates of deposit that were partially offset by a decrease in the average balance of interest-bearing checking accounts. For the comparative periods noted, the average balance of savings and club accounts increased by $44.8 million to $512.7 million from $467.9 million and the certificates of deposit increased by $70.5 million to $1.03 billion from $959.0 million while the average balance of interest-bearing checking accounts decreased by $12.1 million to $715.5 million from $727.6 million.

Interest expense attributed to borrowings increased by $1.4 million to $4.7 million for the six months ended December 31, 2014 from $3.3 million for the six months ended December 31, 2013. The increase in interest expense on borrowings primarily reflected an increase in their average balance. The average balance of borrowings increased by $155.7 million to $540.0 million for the six months ended December 31, 2014 from $384.2 million for the six months ended December 31, 2013. For those same comparative periods, the average cost of borrowings remained stable at 1.74%.

The increase in the average balance of borrowings largely reflected a $160.8 million increase in the average balance of FHLB advances which increased to $509.9 million for the six months ended December 31, 2014 from $349.0 million for the six months ended December 31, 2013. For those same comparative periods, the average cost of FHLB advances decreased five basis points to 1.81% from 1.86%. The noted increase in the average balance of FHLB advances was partially offset by a $5.1 million decrease in the average balance of other borrowings, comprised primarily of depositor sweep accounts, to $30.1 million from $35.2 million. The average cost of sweep accounts remained unchanged at 0.50% between the same comparative periods.

Provision for Loan Losses. The provision for loan losses increased by $863,000 to $2.6 million for the six months ended December 31, 2014 from $1.7 million for the six months ended December 31, 2013. The increase in the provision for the six months ended December 31, 2014 was partly attributable to an increase in specific losses recognized on nonperforming loans individually reviewed for impairment. However, the increase also reflected a greater amount of recoveries credited back to the allowance for loan losses during the six months ended December 31, 2013 that reduced the required provision expense for that earlier comparative period.

Additional information regarding the allowance for loan losses and the associated provisions recognized during the six months ended December 31, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as Note 11 to the unaudited consolidated financial statements.

Non-Interest Income. Non-interest income, excluding security sale gains and losses on the sale and write-down of REO, decreased by $126,000 to $3.4 million for the six months ended December 31, 2014 from $3.6 million for the six months ended December 31, 2013. The decrease in non-interest income reflected a $103,000 decrease in income from bank owned life insurance attributable to a decline in the net yield recognized on the underlying policies coupled with a $98,000 decrease in electronic banking fees and charges primarily attributable to a decline in ATM-related fees and charges collected between comparative periods. The decrease in non-interest income also reflected a $44,000 decrease in gains on SBA loans to $9,000 for the six months ended December 31, 2014 from $53,000 for the six months ended December 31, 2013 attributable to a decrease in SBA loans originated and sold between comparative periods.

These noted decreases in non-interest income were partially offset by a net increase in fees and service charges attributable to an increase in loan prepayment fees that more than offset a net decline in deposit-related service fees. Additionally, miscellaneous income increased by $10,000 between comparative periods partly reflecting normal operating fluctuations within that category coupled with a non-recurring net gain relating to the disposal of ATM equipment during the six months ended December 31, 2014 for which no such gains were recognized during the earlier comparative period.

In addition to the changes in non-interest income noted above, we also recognized net security sale gains totaling $7,000 during the six months ended December 31, 2014 compared to $226,000 of such gains recognized during the six months ended December 31, 2013. We also recognized net losses totaling $146,000 arising from the write down and sale of REO during the six months ended December 31, 2014 compared to net gains of $1,000 recognized on REO disposals during the earlier comparative period.

Non-Interest Expense. Non-interest expense increased by $2.5 million to $33.3 million for the six months ended December 31, 2014 from $30.8 million for the six months ended December 31, 2013. The net increase in non-interest expense primarily reflected increases in salary and employee benefit expense, premises occupancy expense and miscellaneous expense that were partially offset by a decrease in advertising and marketing expense. Less noteworthy variances in other categories of non-interest expense such as equipment and systems expense, federal deposit insurance expense and director compensation expense reflected normal growth or operating fluctuations within those categories.

Salaries and employee benefits increased by $2.0 million to $19.7 million for the six months ended December 31, 2014 from $17.7 million for the six months ended December 31, 2013. The increase partly reflected overall increases in wage and salary expense and benefits expense attributable to our strategic efforts to expand our commercial lending origination and support staff. The increase also included the recognition of additional compensation costs resulting from the acquisition of Atlas Bank on June 30, 2014. Such costs included the ongoing wages and salary expense of retained staff as well as a portion of the expected severance costs resulting from the acquisition.

The increase in salaries and benefits also reflected an increase in non-executive compensation expense arising from the realignment of our annual employee performance assessment and compensation review process from a calendar year to a fiscal year cycle. Additionally, the increase reflected our adoption and implementation of the Senior Management Incentive Compensation Plan during fiscal 2015. Through this plan, senior and executive management’s annual bonus compensation is based directly on our actual fiscal year performance in relation to specific corporate profitability, growth and risk management goals and objectives outlined in our business plan.

The noted increase also reflected an increase in ESOP expense attributable to the increase in our share value between comparative periods coupled with an increase in stock benefit plan expenses attributable to stock options and shares of restricted stock granted to employees during the fourth quarter of fiscal 2014.

The noted increases in salaries and employee benefits were partially offset by adjustments to accrued employee pension expense during the quarter ended December 31, 2014 arising from changes to actuarial assumptions relating to our multi-employer defined benefit pension plan for employees. Such adjustments have reduced the required contributions and associated expense to be recognized during the fiscal year ending June 30, 2015.

Finally, the variance in salaries and employee benefits reflected an increase in employer payroll tax expense attributable to the taxable compensation recognized by certain employees resulting from the exercise of stock options during the quarter ended September 30, 2014.

The increase in premises occupancy expense generally reflected higher levels of non-capitalized facility repair and maintenance charges between comparative periods.

The increase in miscellaneous expense was partly attributable to an increase in professional and consulting service fees including, but not limited to, those relating to personnel recruitment expenses supporting expansion of our commercial lending resources as well as certain consulting expenses relating to our forthcoming second step conversion that are not considered direct costs of the stock offering and are therefore expensed as incurred. Such increases also include additional audit and income tax-related expenses arising from our acquisition of Atlas Bank.

The noted increases in non-interest expense were partially offset by a decrease in advertising and marketing expenses reflecting a temporary reduction of such expenses in anticipation of increased expenditures during the latter half of fiscal 2015 supporting Kearny Bank’s name change and forthcoming re-branding strategy.

Provision for Income Taxes. The provision for income taxes decreased by $899,000 to $1.4 million for the six months ended December 31, 2014 from $2.3 million for the six months ended December 31, 2013. As discussed earlier, the variance was partly attributable to a $416,000 reduction in income tax expense arising from the exercise of stock options during the quarter ended September 30, 2014. The remaining variance in income tax expense between comparative periods primarily reflected the underlying differences in the level of the taxable portion of pre-tax income between comparative periods.

Our effective tax rate during the six months ended December 31, 2014 was 21.8% which, in relation to statutory income tax rates, reflected the non-recurring effect of the option exercises that reduced income tax expense during the period as well as the recurring effects of tax-favored income sources included in pre-tax income. By comparison, our effective tax rate for the six months ended December 31, 2013 was 29.4% which reflected those same tax-favored income sources.

Comparison of Operating Results for the Years Ended June 30, 2014 and June 30, 2013

General. Net income for the year ended June 30, 2014 was $10.2 million or $0.16 per diluted share, an increase of $3.7 million compared to $6.5 million or $0.10 per diluted share for the year ended June 30, 2013. The increase in net income between comparative periods reflected an increase in net interest income and decreases in non-interest expense and provision for loan losses that were partially offset by a decline in non-interest income. These factors contributed to an overall increase in pre-tax net income and the provision for income taxes.

Net Interest Income. Net interest income for the year ended June 30, 2014 was $73.8 million, an increase of $7.5 million from $66.3 million for the year ended June 30, 2013. The increase in net interest income between the comparative periods resulted primarily from an increase in interest income that was augmented by a nominal decline in interest expense. The increase in interest income was primarily attributable to an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. The nominal decline in interest expense resulted from the largely offsetting effects of an increase in the average balance of interest-bearing liabilities and concurrent decline in their average cost. Declines in average yields and costs between comparative periods continued to reflect the effects of low interest rates that were prevalent in the marketplace throughout most of fiscal 2014.

As a result of these factors, our net interest rate spread decreased two basis points to 2.32% for the year ended June 30, 2014 from 2.34% for the year ended June 30, 2013. The decrease in the net interest rate spread reflected a 16 basis point decline in the yield on earning assets to 3.17% from 3.33% that was partially offset by a decrease in the average cost of interest-bearing liabilities of 14 basis points to 0.85% from 0.99% for the same comparative periods. A discussion of the factors contributing to the overall change in yield on earning assets and average cost of interest-bearing liabilities is presented in the separate discussion and analysis of interest income and interest expense below.

The factors resulting in the decrease in net interest income and net interest rate spread also adversely affected our net interest margin. However, additional factors further impacted net interest margin including, but not limited to, the use of interest-earning assets to fund additions to treasury stock during fiscal 2014. In total, we reported a six basis point decline in net interest margin to 2.44% for the year ended June 30, 2014 from 2.50% for the year ended June 30, 2013.

Interest Income. Total interest income increased $7.5 million to $95.8 million for the year ended June 30, 2014 from $88.3 million for the year ended June 30, 2013. The increase in interest income reflected an increase in the average balance of interest-earning assets that was partially offset by a decline in their average yield. The average balance of interest-earning assets increased by $376.3 million to $3.03 billion for the year ended June 30, 2014 from $2.65 billion for the year ended June 30, 2013. For those same comparative periods, the average yield on interest-earning assets declined 16 basis points to 3.17% from 3.33%.

Interest income from loans increased $5.3 million to $66.8 million for the year ended June 30, 2014 from $61.5 million for the year ended June 30, 2013. The increase in interest income on loans was attributable to a net increase in the average balance of loans that was partially offset by decline in their average yield.

The average balance of loans increased by $239.7 million to $1.55 billion for the year ended June 30, 2014 from $1.31 billion for the year ended June 30, 2013. The reported increase in the average balance of loans primarily reflected an aggregate increase of $277.4 million in the average balance of commercial loans to $921.0 million for the year ended June 30, 2014 from $643.6 million for the year ended June 30, 2013. Our commercial loans generally comprise commercial mortgage loans, including multi-family and nonresidential mortgage loans, as well as secured and unsecured commercial business loans.

The increase in the average balance of commercial loans was partially offset by decreases in the average balances of residential mortgage loans and construction loans. The average balance of residential mortgage loans decreased by $31.0 million to $615.2 million for the year ended June 30, 2014 from $646.2 million for the year ended June 30, 2013. Our residential mortgages generally comprise one- to four-family first mortgage loans, home equity loans and home equity lines of credit. For those same comparative periods, the average balance of construction loans decreased by $6.5 million to $9.5 million from $16.0 million.

The change in the average balance of loans also reflected an $89,000 increase in the average balance of consumer loans to $4.5 million for the year ended June 30, 2014 from $4.4 million for the year ended June 30, 2013.

The effect on interest income attributable to the net increase in the average balance of loans was partially offset by the noted decrease in their average yield. The average yield on loans decreased by 39 basis points to 4.31% for the year ended June 30, 2014 from 4.70% for the year ended June 30, 2013. The reduction in the overall yield on our loan portfolio partly reflects the effect of lower market interest rates which provides “rate reduction” refinancing incentive to existing borrowers while also contributing to the downward re-pricing of adjustable rate loans. Additionally, the average yield on newly originated loans that have provided the incremental growth in the portfolio during fiscal 2014 reflects the historically low interest rates prevalent in the marketplace which further reduces the overall yield of the loan portfolio.

Interest income from mortgage-backed securities decreased by $2.9 million to $20.8 million for the year ended June 30, 2014 from $23.7 million for the year ended June 30, 2013. The decrease in interest income reflected a decrease in the average balance of mortgage-backed securities that was partially offset by an increase in their average yield.

The average balance of mortgage-backed securities decreased by $217.2 million to $803.2 million for the year ended June 30, 2014 from $1.02 billion for the year ended June 30, 2013. The decrease in the average balance of mortgage-backed securities largely reflects principal repayments and security sales that outpaced the level of security purchases between comparative periods.

For those same comparative periods, the average yield on mortgage-backed securities increased by 27 basis points to 2.59% from 2.32%. The increase in the overall yield of the mortgage-backed securities portfolio partly reflected the comparatively higher yields of securities purchased during the year reflecting a modest increase in market interest rates between comparative periods. However, the increase in yield also reflected a decrease in purchased premium amortization during fiscal 2014 resulting from a decline in loan prepayments attributable to the noted increase in market rates and the resulting decline in “rate reduction” refinancing incentive to mortgagors.

Interest income from debt securities increased by $4.9 million to $7.2 million for the year ended June 30, 2014 from $2.3 million for the year ended June 30, 2013. The increase in interest income reflected an increase in the average balance of debt securities augmented by an increase in their average yield. The average balance of debt securities increased $359.7 million to $541.4 million for the year ended June 30, 2014 from $181.7 million for the year ended June 30, 2013. For those same comparative periods, the average yield of debt securities increased seven basis points to 1.33% from 1.26%.

The increase in the average balance of debt securities was partly attributable to a $286.0 million increase in the average balance of taxable securities to $446.6 million for the year ended June 30, 2014 from $160.6 million for the year ended June 30, 2013. For those same comparative periods, the average balance of tax-exempt securities increased by $73.7 million to $94.7 million from $21.1 million.

The increase in the average yield on debt securities reflected a three basis point increase in the yield on taxable securities to 1.20% during the year ended June 30, 2014 from 1.17% during the year ended June 30, 2013. For those same comparative periods, the yield on tax-exempt securities decreased one basis point to 1.94% from 1.95%.

Interest income from other interest-earning assets increased by $243,000 to $1.0 million for the year ended June 30, 2014 from $775,000 for the year ended June 30, 2013 reflecting an increase in the average yield that was partially offset by a decline in the average balance. The average yield of other interest-earning assets increased by 21 basis points to 0.76% for the year ended June 30, 2014 from 0.55% for the year ended June 30, 2013. For those same comparative periods, the average balance of other interest-earning assets decreased by $5.8 million to $133.9 million from $139.7 million.

The changes in the average balance and average yield on other interest-earning assets between comparative periods partly reflects the reinvestment of a portion of our excess liquidity that had been maintained during the earlier comparative period into FHLB stock, included in other interest-earning assets, as well as other investments included in our securities portfolios. Such reinvestment reduced the average balance of interest-earning cash which generally represents the lowest yielding asset within this category of interest-earning assets.

Interest Expense. Total interest expense remained stable at approximately $22.0 million for the years ended June 30, 2014 and June 30, 2013 reflecting a $3,000 decrease between comparative periods. As noted earlier, the nominal decline in interest expense resulted from the largely offsetting effects of an increase in the average balance of interest-bearing liabilities and concurrent decline in their average cost. The average balance of interest-bearing liabilities increased by $360.8 million to $2.59 billion for the year ended June 30, 2014 from $2.23 billion for the year ended June 30, 2013. For those same comparative periods, the average cost of interest-bearing liabilities declined 14 basis points to 0.85% from 0.99%.

Interest expense attributed to deposits decreased by $173,000 to $14.5 million for the year ended June 30, 2014 from $14.7 million for the year ended June 30, 2013. The decrease in interest expense was attributable to a decline in the average cost of interest-bearing deposits that was partially offset by an increase in their average balance.

The cost of interest-bearing deposits declined by seven basis points to 0.67% for the year ended June 30, 2014 from 0.74% for the year ended June 30, 2013. The net decrease in the average cost was reflected in the declines in the average cost of savings and club accounts and certificates of deposit that were partially offset by an increase in the average cost of interest-bearing checking accounts. For the comparative periods noted, the average cost of savings and club accounts decreased four basis points to 0.16% from 0.20% and the average cost of certificates of deposit declined 13 basis points to 1.03% from 1.16% while the average cost of interest-bearing checking accounts increased by 15 basis points to 0.52% from 0.37%.

The decreases in the average cost of savings and club accounts and certificates of deposit largely reflected the effects of low market interest rates on deposit pricing throughout fiscal 2014 which also affected the pricing applicable to retail interest-bearing checking accounts. However, these effects were more than offset by the comparatively higher average cost of brokered money market deposits reported in interest-bearing checking throughout fiscal 2014.

The average balance of interest-bearing deposits increased by $194.1 million to $2.17 billion for the year ended June 30, 2014 from $1.98 billion for the year ended June 30, 2013. The net increase in the average balance was reflected in an increase in the average balances of interest-bearing checking accounts and savings and club accounts that were partially offset by a decrease in the average balance of certificates of deposit. For the comparative periods noted, the average balance of interest-bearing checking accounts increased by $228.4 million to $723.0 million from $494.6 million and the average balance of savings and club accounts increased $28.4 million to $473.9 million from $445.5 million while the average balance of certificates of deposit decreased by $62.7 million to $974.4 million from $1.04 billion.

Interest expense attributed to borrowings increased by $170,000 to $7.5 million for the year ended June 30, 2014 from $7.3 million for the year ended June 30, 2013. The increase in interest expense on borrowings primarily reflected an increase in their average balance that was partially offset by a decrease in their average cost. The average balance of borrowings increased by $166.7 million to $420.3 million for the year ended June 30, 2014 from $253.6 million for the year ended June 30, 2013. For those same comparative periods, the average cost of borrowings declined 110 basis points to 1.77% from 2.87%.

The increase in the average balance of borrowings largely reflected a $169.5 million increase in the average balance of FHLB advances which increased to $387.6 million for the year ended June 30, 2014 from $218.1 million for the year ended June 30, 2013. For those same comparative periods, the average cost of FHLB advances decreased 137 basis points to 1.88% from 3.25%. The noted increase in the average balance of FHLB advances was partially offset by a $2.8 million decrease in the average balance of other borrowings, comprised primarily of depositor sweep accounts, to $32.7 million from $35.5 million. The average cost of sweep accounts declined four basis points to 0.50% from 0.54% for those same comparative periods.

Provision for Loan Losses. The provision for loan losses decreased $1.1 million to $3.4 million for the year ended June 30, 2014 from $4.5 million for the year ended June 30, 2013. The net decrease in the provision partly reflected the effects of recognizing comparatively lower provisions on loans evaluated individually for impairment. These decreases were partially offset by increases in provisions attributable to loans evaluated collectively for impairment using historical and environmental loss factors. Such increases largely reflected the comparatively greater growth within the non-impaired portion of the portfolio during fiscal 2014 as well as the effects of updates to historical and environmental loss factors in accordance with our allowance for loan loss calculation methodology.

Additional information regarding the allowance for loan losses and the associated provisions recognized during the year ended June 30, 2014 is presented in the “Business of Kearny Bank” section of this prospectus as well as in Note 1 and Note 9 to the audited consolidated financial statements.

Non-Interest Income. Non-interest income, excluding gains and losses on the sale of securities and REO, increased by $311,000 to $7.0 million for the year ended June 30, 2014 from $6.7 million for the year ended June 30, 2013. The increase in non-interest income, excluding securities and REO gains and losses, was partly attributable to a $769,000 increase in income from bank owned life insurance resulting primarily from an increase in our average balance between periods. The increase in non-interest income also reflected a $93,000 increase in miscellaneous income that reflected a $226,000 bargain purchase gain recorded in conjunction with the Atlas Bank acquisition. This gain was partially offset by the absence of a $100,000 gain reported during the earlier comparative period related to the sale of a parcel of vacant land adjacent to one of our branches as well as other less noteworthy variances in miscellaneous income.

These noted increases in non-interest income were partially offset by a $477,000 decline in loan sale gains to $80,000 for the year ended June 30, 2014 from $557,000 for the year ended June 30, 2013 attributable to a decline the volume of SBA loan originations and sales during fiscal 2014. We continue to evaluate strategies to increase the origination and sales volume of SBA loans and expect such volumes to increase during fiscal 2015.

Less noteworthy variances in non-interest income included a decrease in loan-related fees and charges that primarily reflected a decline in loan prepayment charges as well as a decline in deposit-related fees and charges that primarily reflected our temporary waiver of certain fees and charges to support our customer service objectives during the core processing system conversion completed during fiscal 2014.

For the year ended June 30, 2014, net REO sale and write down losses totaled $441,000 compared to $775,000 for the year ended June 30, 2013 with losses during both comparative periods being primarily attributed to reducing the carrying value of various REO properties to reflect reductions in expected sales prices below the fair values at which the properties were previously being carried. Where applicable, such losses were partially offset by REO sale gains.

Finally, non-interest income during the year ended June 30, 2014 reflected net gains on the sale of securities totaling $1.5 million attributable to the sale of $55.4 million of debt securities and $114.0 million of mortgage-backed securities during the period.

By comparison, we reported $10.4 million of security sale gains during the year ended June 30, 2013 attributable to the sale of mortgage-backed securities totaling approximately $432.4 million during the prior year. The securities sold during fiscal 2013 included $330.0 million of agency mortgage-backed securities sold in conjunction with the restructuring transaction noted earlier through which we recognized $9.1 million in gains on sale. Those sale gains were augmented by an additional $1.3 million of sale gains resulting from the sale of an additional $102.3 million of agency mortgage-backed securities during the year that were separate from the restructuring transaction.

The sale gains during fiscal year 2014 were partially offset by losses totaling $6,000 arising from the sale of $34,000 of non-agency collateralized mortgage obligations that had fallen below our investment grade thresholds. We also recognized $6,000 in losses during the prior fiscal year ended June 30, 2013 that resulted from a sale of $24,000 of non-agency collateralized mortgage obligations on that same basis.

Non-Interest Expense. Non-interest expense, excluding debt extinguishment and merger-related expenses, increased $3.1 million to $63.8 million for the year ended June 30, 2014 from $60.7 million for the year ended June 30, 2013. The net increase in non-interest expense primarily reflected increases in salary and employee benefit expense, premises occupancy expense, equipment and systems expense, advertising and marketing expense, federal deposit insurance expense and miscellaneous expense. Less noteworthy variances in other categories of non-interest expense reflected normal operating fluctuations within those categories.

Salaries and employee benefits increased by $368,000 to $35.8 million from $35.4 million reflecting increases in expenses resulting, in part, from increases in wage and salary expense and benefits expense attributable to the combined effects of our strategic efforts to expand our commercial lending origination and support staff as well as a temporary increase in employee overtime expense arising from the conversion of our primary core processing systems during the year. The variance also reflected an increase in ESOP expense attributable to the increase in our share value during the year coupled with an increase in stock benefit plan expenses attributable to stock options and shares of restricted stock granted to employees during the fourth quarter of fiscal 2014. These increases in salaries and employee benefits were partially offset by a decrease in the expense arising from changes to actuarial assumptions relating to Kearny Bank’s multi-employer defined benefit pension plan for employees that reduced the required contributions and associated expense to be recognized during fiscal 2014.

The increase in premises occupancy expense was largely attributable to an increase in facility repairs and maintenance costs arising from seasonal fluctuations in such expenses including, most notably, a significant increase in snow removal expenses across our retail branch and administrative headquarters locations during the winter months of fiscal 2014. The increase in occupancy expense also reflected a less noteworthy increase in rent expense relating to our leased facilities. These increases were partially offset by a decrease in property tax expense largely reflecting the recovery of funds during fiscal year 2014 resulting from our tax appeal efforts to reduce our property tax obligations on certain branch facilities.

The increase in equipment and systems expense was largely attributable to the recognition of certain non-recurring expenses supporting our conversion to Fiserv, Inc. systems during fiscal 2014.

We expect to implement several additional technology-based systems available through our master service agreement with Fiserv, Inc. over the next several quarters. For example, we intend to enhance and expand our service offerings to include Fiserv, Inc.’s mobile banking, person-to-person payments and online account opening systems. We also intend to implement additional “back-office” systems supporting loan underwriting, credit risk analysis and loan administration as well as financial systems supporting corporate budgeting, forecasting and profitability analysis.

We expect to recognize a reduced level of non-recurring technology-related expenditures relating to the implementation of these additional technologies over the next several quarters. Upon completing all applicable system conversions and integrations with Fiserv, Inc., we anticipate that our recurring technology service provider expenses will be reduced compared to “pre-conversion” levels. Such anticipated cost savings are based upon the current composition and transactional characteristics of our customer account base and may vary over time based upon changes to those factors.

In further support of the conversion of our core processing systems during the period, we recognized additional customer communication and disclosure expenses during fiscal 2014 which contributed to the increase in advertising and marketing during the year.

The reported increase in deposit insurance expense reflects an increase in Kearny Bank’s FDIC insurance premiums arising primarily from the growth in Kearny Bank’s total assets which, when offset by tangible capital, generally establishes the calculation basis of those premiums.

The reported increase in miscellaneous expense also reflected a variety of other non-recurring expenses generally supporting our core processing conversion during fiscal 2014. Such expenses included, but were not limited to, consulting and training expenses, travel and lodging charges as well as stationery, printing and debit card production costs that were directly attributable to the Fiserv, Inc. conversion.

In general, we estimate that non-interest expense for the year ended June 30, 2014 included non-recurring expenses of approximately $1.9 million relating to our core processing conversion that was completed during the year. Such expenses include approximately $1.6 million in equipment and systems expense, $175,000 in salaries and employee benefits expense and $165,000 in miscellaneous expense while additional conversion-related expenses were also recognized in advertising and marketing expenses, as noted above.

In addition to the non-recurring expenses associated with the Fiserv, Inc. conversion, we recognized an additional $391,000 of non-recurring, merger-related expenses during the year ended June 30, 2014 attributable to our acquisition of Atlas Bank. Additional information regarding our acquisition of Atlas Bank is present in Note 2 to the audited consolidated financial statements.

Non-interest expense during the prior year ended June 30, 2013 included debt extinguishment expenses totaling $8.7 million for which no such expenses were recognized during fiscal 2014. The debt extinguishment expense recognized during the earlier comparative period was fully attributable to the balance sheet restructuring and wholesale growth transactions executed during the prior year.

Provision for Income Taxes. The provision for income taxes increased $2.0 million to $4.2 million for the year ended June 30, 2014 from $2.3 million for the year ended June 30, 2013. The variance in income tax expense between comparative periods partly reflected the underlying differences in the level of the taxable portion of pre-tax income between comparative periods. However, income tax expense for the earlier comparative period also reflected Kearny Bank’s recognition of an income tax benefit arising from the recognition of capital gains resulting from the balance sheet restructuring and wholesale growth transactions executed during that period. Such gains enabled us to recognize the income tax benefits attributable to capital losses incurred during prior years for which no deferred benefit had been previously recognized.

Our effective tax rate during the year ended June 30, 2014 was 29.3% which, in relation to statutory income tax rates, reflected the effects of tax-favored income sources included in pre-tax income. By comparison, our effective tax rate for the year ended June 30, 2013 was 25.7% which reflected those same tax-favored income sources coupled with the tax benefit recognized from prior capital losses noted above.

Comparison of Operating Results for the Years Ended June 30, 2013 and June 30, 2012

General. Net income for the year ended June 30, 2013 was $6.5 million or $0.10 per diluted share, an increase of $1.4 million compared to $5.1 million or $0.08 per diluted share for the year ended June 30, 2012. The increase in net income between comparative periods reflected an increase in non-interest income and a decline in the provision for loan losses that was partially offset by a decrease in net interest income and an increase in non-interest expense. The increase in net income also reflected a decline in the provision for income taxes.

Net Interest Income. Net interest income for the year ended June 30, 2013 was $66.3 million, a decrease of $3.9 million from $70.2 million for the year ended June 30, 2012. The decrease in net interest income between the comparative periods resulted from a decrease in interest income that outpaced a concurrent decline in interest expense. The decrease in interest income was primarily attributable to a decrease in the average yield on interest-earning assets while the decrease in interest expense reflected declines in both the average cost and average balance of interest-bearing liabilities. Declines in average yields and costs between comparative periods continued to reflect the effects of historically low interest rates that were prevalent in the marketplace throughout most of fiscal 2013.

As a result of these factors, our net interest rate spread decreased 12 basis points to 2.34% for the year ended June 30, 2013 from 2.46% for the year ended June 30, 2012. The decrease in the net interest rate spread reflected a 39 basis point decline in the yield on interest-earning assets to 3.33% from 3.72% that was partially offset by a decrease in the average cost of interest-bearing liabilities of 27 basis points to 0.99% from 1.26% for the same comparative periods. A discussion of the factors contributing to the overall change in yield on earning assets and average cost of interest-bearing liabilities is presented in the separate discussion and analysis of interest income and interest expense below.

The factors resulting in the decrease in net interest income and net interest rate spread also adversely affected our net interest margin. However, additional factors further impacted net interest margin including, but not limited to, the use of interest-earning assets to fund additions to treasury stock during fiscal 2013. In total, we reported a 15 basis point decline in net interest margin to 2.50% for the year ended June 30, 2013 from 2.65% for the year ended June 30, 2012.

Interest Income. Total interest income decreased $10.3 million to $88.3 million for the year ended June 30, 2013 from $98.5 million for the year ended June 30, 2012. As noted above, the decrease in interest income primarily reflected a decline in the average yield on interest-earning assets while their average balance for the year remained stable. The average yield on interest-earning assets declined 39 basis points to 3.33% for the year ended June 30, 2013 from 3.72% for the year ended June 30, 2012. For those same comparative periods, the average balance of interest-earning assets remained stable at $2.65 billion.

Interest income from loans decreased $2.5 million to $61.5 million for the year ended June 30, 2013 from $64.0 million for the year ended June 30, 2012. The decrease in interest income on loans was attributable to a decrease in the average yield that was partially offset by an increase in the average balance.

The average yield on loans decreased by 42 basis points to 4.70% for the year ended June 30, 2013 from 5.12% for the year ended June 30, 2012. The reduction in the overall yield on our loan portfolio partly reflects the effect of lower market interest rates which provided “rate reduction” refinancing incentive to existing borrowers while also contributing to the downward re-pricing of adjustable rate loans. Additionally, the average yield on newly originated loans that have provided the incremental growth in the portfolio between periods reflects the historically low interest rates prevalent in the marketplace which further reduces the overall yield of the loan portfolio.

The effect on interest income attributable to the decline in the average yield on loans was partially offset by the noted increase in their average balance. The average balance of loans increased by $58.8 million to $1.31 billion for the year ended June 30, 2013 from $1.25 billion for the year ended June 30, 2012. The reported increase in the average balance of loans reflected an aggregate increase of $135.8 million in the average balance of commercial loans to $643.6 million for the year ended June 30, 2013 from $507.8 million for the year ended June 30, 2012.

The increase in the average balance of commercial loans was partially offset by a decline in the average balance of residential mortgage loans which decreased by $72.5 million to $646.2 million for the year ended June 30, 2013 from $718.7 million for the year ended June 30, 2012.

In general, because our commercial loans comprise comparatively higher yielding multi-family mortgages, nonresidential mortgage loans and business loans, the continued reallocation within the loan portfolio from residential mortgages into commercial loans partially offset the adverse impact of lower market interest rates on the overall yield of the loan portfolio between the comparative periods.

The net increase in the average balance of loans also reflected a $4.9 million decline in the average balance of construction loans whose aggregate average balances decreased to $16.0 million for the year ended June 30, 2013 from $20.9 million for the year ended June 30, 2012. For those same comparative periods, the average balance of consumer loans increased by $360,000 to $4.4 million from $4.1 million.

Interest income from mortgage-backed securities decreased by $8.7 million to $23.7 million for the year ended June 30, 2013 from $32.4 million for the year ended June 30, 2012. The decrease in interest income reflected a decrease in the average yield of mortgage-backed securities coupled with a decline in their average balance between comparative periods. The average yield on mortgage-backed securities declined 43 basis points to 2.32% for the year ended June 30, 2013 from 2.75% for the year ended June 30, 2012. For those same comparative periods, the average balance of these securities decreased $160.8 million to $1.02 billion from $1.18 billion.

The reduction in the overall yield of the mortgage-backed securities portfolio was attributable to many of the same factors affecting the yield on our loan portfolio. That is, lower market interest rates continued to provide a “rate reduction” refinancing incentive to mortgagors resulting in the payoff of comparatively higher rate mortgage loans underlying our mortgage-backed securities which have been replaced by lower yielding securities. The decline in yield also reflects an increase in purchased premium amortization during fiscal year 2013 primarily arising from a comparatively higher level of loan prepayments.

The decrease in the average balance of mortgage-backed securities largely reflects principal repayments and security sales that have outpaced the level of security purchases. Such sales include those effected in conjunction with the balance sheet restructuring transactions noted earlier.

Interest income from debt securities increased by $906,000 to $2.3 million for the year ended June 30, 2013 from $1.4 million for the year ended June 30, 2012. The increase in interest income reflected an increase in the average balance of debt securities that was partially offset by a decline in the average yield. The average balance of debt securities increased $106.9 million to $181.7 million for the year ended June 30, 2013 from $74.8 million for the year ended June 30, 2012. For those same comparative periods, the average yield of debt securities decreased 60 basis points to 1.26% from 1.86%.

The decrease in the average yield on debt securities reflected a 78 basis point decline in the yield on taxable securities to 1.17% during the year ended June 30, 2013 from 1.95% for the year ended June 30, 2012. For those same comparative periods, the yield on tax-exempt securities increased 96 basis points to 1.95% from 0.99%. The increase in the average balance of debt securities was partly attributable to a $92.8 million increase in the average balance of taxable securities to $160.6 million for the year ended June 30, 2013 from $67.7 million for the year ended June 30, 2012. For those same comparative periods, the average balance of tax-exempt securities increased by $14.0 million to $21.1 million from $7.0 million.

Interest income from other interest-earning assets increased by $10,000 to $775,000 for the year ended June 30, 2013 from $765,000 for the year ended June 30, 2012 reflecting an increase in the average yield that was partially offset by a decline in the average balance. The average yield of other interest-earning assets increased by two basis points to 0.55% for the year ended June 30, 2013 from 0.53% for the year ended June 30, 2012. For those same comparative periods, the average balance of other interest-earning assets decreased by $4.8 million to $139.7 million from $144.5 million.

The changes in the average balance and average yield on other interest-earning assets between comparative periods largely reflects the reinvestment of a portion of our excess liquidity that had been maintained during the earlier comparative period into the investment securities portfolio. Such reinvestment reduced the average balance of interest-earning cash which generally represents the lowest yielding asset within this category of interest-earning assets.

Interest Expense. Total interest expense decreased by $6.4 million to $22.0 million for the year ended June 30, 2013 from $28.4 million for the year ended June 30, 2012. As noted earlier, the decrease in interest expense reflected a decrease in the average cost of interest-bearing liabilities which declined 27 basis points to 0.99% for the year ended June 30, 2013 from 1.26% for the year ended June 30, 2012. The decrease in the average cost was coupled with a $17.5 million decline in the average balance of interest-bearing liabilities to $2.23 billion from $2.25 billion for the same comparative periods.

Interest expense attributed to deposits decreased $5.6 million to $14.7 million for the year ended June 30, 2013 from $20.3 million for the year ended June 30, 2012. The decrease in interest expense was attributable to a decline in the average cost of deposits coupled with a decline in their average balance.

The cost of interest-bearing deposits declined by 27 basis points to 0.74% for the year ended June 30, 2013 from 1.01% for the year ended June 30, 2012. The reported decrease in the average cost was reflected across all categories of interest-bearing deposits and was primarily attributable to the overall declines in market interest rates. For those comparative periods, the average cost of interest-bearing checking accounts decreased by 22 basis points to 0.37% from 0.59% and the average cost of savings and club accounts decreased 13 basis points to 0.20% from 0.33% while the average cost of certificates of deposit declined 28 basis points to 1.16% from 1.44%.

The decrease in the average cost was coupled with a $20.3 million decline in the average balance of interest-bearing deposits to $1.98 billion for the year ended June 30, 2013 from $2.00 billion for the year ended June 30, 2012. The reported decrease in the average balance was primarily attributable to a $91.7 million decline in the average balance of certificates of deposit to $1.04 billion for the year ended June 30, 2013 from $1.13 billion for the year ended June 30, 2012. The decline in the average balance of certificates of deposit was partially offset by increases in the average balances of interest-bearing checking and savings accounts. For the same comparative periods, the average balance of interest-bearing checking accounts increased $40.5 million to $494.6 million from $454.2 million while the average balance of savings and club accounts increased $30.9 million to $445.5 million from $414.6 million.

Interest expense attributed to borrowings decreased by $807,000 to $7.3 million for the year ended June 30, 2013 from $8.1 million for the year ended June 30, 2012. The decrease in interest expense on borrowings primarily reflected a decrease in their average cost that was partially offset by an increase in their average balance. The average cost of borrowings declined 36 basis points to 2.87% for the year ended June 30, 2013 from 3.23% for the year ended June 30, 2012. For those same comparative periods, the average balance of borrowings increased $2.7 million to $253.6 million from $250.9 million.

The increase in the average balance of borrowings partly reflected a $1.3 million increase in the average balance of FHLB advances which increased to $218.1 million for the year ended June 30, 2013 from $216.8 million for the year ended June 30, 2012. For those same comparative periods, the average cost of FHLB advances decreased 38 basis points to 3.25% from 3.63%. The noted increase in the average balance of FHLB advances was augmented by a $1.4 million increase in the average balance of other borrowings, comprised primarily of depositor sweep accounts, to $35.5 million from $34.1 million whose average cost declined 12 basis points to 0.54% from 0.66% for those same comparative periods.

Provision for Loan Losses. The provision for loan losses totaled $4.5 million for the year ended June 30, 2013 compared to a provision of $5.8 million for the year ended June 30, 2012. The provisions for both periods partly reflected impairment losses identified on specific impaired loans while also reflecting the impact of changes in the balance of the non-impaired portion of the loan portfolio which is evaluated collectively for impairment using historical and environmental loss factors. Such factors were updated during each period in accordance with our allowance for loan loss calculation methodology.

Non-Interest Income. Non-interest income, excluding gains and losses on the sale of securities and REO, increased by $1.3 million to $6.7 million for the year ended June 30, 2013 from $5.4 million for the year ended June 30, 2012. The increase in non-interest income, excluding securities and REO gains and losses, was primarily attributable to a $1.2 million increase in income from bank owned life insurance resulting from a comparative increase in our average balance between periods. Less noteworthy variances in non-interest income included an increase in loan prepayment penalties included in fees and service charges as well as an increase in electronic banking fees and charges arising from an increase in ATM and debit card usage by customers. Partially offsetting these increases in non-interest income was a $104,000 decline in loan sale gains to $557,000 for the year ended June 30, 2013 from $661,000 for the year ended June 30, 2012 reflecting a decline the volume of SBA loan originations and sales during fiscal 2013.

Miscellaneous income for the year ended June 30, 2013 also included a $100,000 gain on the sale of a parcel of vacant land adjacent to one of our branches. The parcel had originally been acquired for branch expansion purposes, but was ultimately sold after we were unable to procure the required approvals for the expansion. Offsetting this increase in miscellaneous income was the absence in fiscal year 2013 of a $245,000 payment received by Kearny Bank during fiscal year 2012 from a tenant in return for the discharge of their future obligations under the terms of a commercial lease agreement where Kearny Bank served as lessor.

For the year ended June 30, 2013, net REO sale losses totaled $775,000 compared to $3.3 million for the year ended June 30, 2012 with losses during both comparative periods being primarily attributed to reducing the carrying value of various REO properties to reflect reductions in expected sales prices below the fair values at which the properties were previously being carried. Where applicable, such losses were partially offset by REO sale gains.

As noted earlier, at June 30, 2013, we held a total of eight REO properties with an aggregate carrying value of $2.1 million. Two REO properties with aggregate carrying values totaling $581,000 were under contract for sale at June 30, 2013 with such values reflecting the net sale proceeds that we expected to receive based upon the terms of those contracts.

Finally, non-interest income during the year ended June 30, 2013 reflected net gains on sales of securities totaling $10.4 million attributable to the sale of mortgage-backed securities totaling approximately $432.4 million during the period. The securities sold during the current period included $330.0 million of agency mortgage backed securities sold during the quarter ended March 31, 2013 in conjunction with the restructuring transaction noted earlier through which we recognized $9.1 million in gains on sale. Those sale gains were augmented by an additional $1.3 million of sale gains resulting from the sale of an additional $102.3 million of agency mortgage-backed securities during the year that were separate from the restructuring transaction.

The sale gains during fiscal year 2013 were partially offset by losses totaling $6,000 arising from the sale of $24,000 of non-agency collateralized mortgage obligations that had fallen below our investment grade thresholds. We recognized $6,000 in losses during the earlier comparative period ended June 30, 2012 that resulted from a sale of $38,000 of non-agency collateralized mortgage obligations on that same basis.

Non-Interest Expense. Non-interest expense, excluding debt extinguishment expense, increased $2.0 million to $60.7 million for the year ended June 30, 2013 from $58.7 million for the year ended June 30, 2012. The net increase in non-interest expense primarily reflected increases in salary and employee benefit expense, premises occupancy expense, equipment and systems expense and federal deposit insurance expense that were partially offset by decreases in advertising and miscellaneous expense. Less noteworthy increases and decreases in other categories of non-interest expense reflected normal operating fluctuations within those categories.

Salaries and employee benefits increased by $1.7 million to $35.4 million from $33.7 million reflecting increases in expenses resulting, in part, from annual wage and salary increases as well as our strategic efforts to expand our commercial lending origination and support staff. The increase also reflected increases in health care benefit costs that went into effect during fiscal 2013.

The noted increase in premises occupancy expense largely reflected non-recurring facility-related repairs and maintenance expenses, a portion of which were necessitated by damage caused by Hurricane Sandy at a limited number of our branches located in or near certain New Jersey shore communities. In general, the facility-related damages caused by the hurricane were cosmetic in nature as evidenced by all 41 of our then-operating branches re-opening within two weeks of the hurricane. The increase in occupancy expenses also reflected a higher level of seasonal facility maintenance costs during fiscal 2013, including those relating to snow removal, arising from the extraordinarily mild winter that was experienced during fiscal 2012.

The reported increase in equipment and systems expense reflects, in part, temporary redundancy of data communication service provider charges associated with the ongoing upgrades to our wide area network infrastructure. The increase also reflects an increase in overall information technology repairs and maintenance costs between periods that includes a comparative increase in software maintenance expenses. Finally, equipment and systems expense during the earlier comparative period also reflected one-time adjustments reducing certain estimated expenses relating to the conversion and integration of systems and data acquired from Central Jersey Bancorp, Inc. (“Central Jersey”) for which no such adjustments were recorded during the current period.

The reported increase in federal deposit insurance expense largely reflects changes in Kearny Bank’s assessment rates charged by the FDIC as well as modest fluctuations in the assessment base used in the calculation of Kearny Bank’s deposit insurance premiums.

The increases in non-interest expenses noted above were partially offset by a decline in advertising and marketing expense that largely reflected a reduction in print advertising expenses that was partially offset by an increase in outdoor and electronic advertising expenses. The reduction in advertising and marketing expenses was augmented by a net decline in miscellaneous expense reflecting reductions across several categories including, but not limited to, legal expense, printing and office supplies as well as a variety of other less noteworthy general and administrative expense categories.

Provision for Income Taxes. The provision for income taxes decreased $526,000 to $2.3 million for the year ended June 30, 2013 from $2.8 million for the year ended June 30, 2012. The variance in income taxes between comparative years was partly attributable to the underlying differences in the taxable portion of pre-tax income between comparative periods. However, the variance also reflected Kearny Bank’s recognition of income tax benefits during the current period arising from the recognition of capital gains resulting from the restructuring transaction and sale of land noted earlier. Such gains enabled us to recognize the income tax benefits attributable to capital losses incurred during prior years for which no deferred benefit had been previously recognized.

Our effective tax rate during the year ended June 30, 2013 was 25.7% which, in relation to statutory income tax rates, reflected the combined effects of recurring tax-favored income sources included in pre-tax income as well as the tax benefit recognized from prior capital losses noted above. By comparison, our effective tax rate for the year ended June 30, 2012 was 35.3%.

Average Balance Sheet. The following table sets forth certain information relating to Kearny-Federal at and for the periods indicated. We derived the average yields and costs by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented with daily balances used to derive average balances. No tax equivalent adjustments have been made to yield or costs.

	At December 31, 2014		For the Six Months Ended December 31,
			2014			2013
	Actual Balance	Weighted Average Interest Rate	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable(1)	$1,814,071	4.21%	$1,768,403	$37,053	4.19%	$1,470,794	$32,325	4.40%
Mortgage-backed securities(2)	710,037	2.64	722,855	9,430	2.61	854,912	11,059	2.59
Debt securities(2):
Tax-exempt	103,195	1.95	99,730	975	1.96	93,898	914	1.95
Taxable	540,162	1.35	532,307	3,527	1.33	421,261	2,499	1.19
Other interest-earning assets(3)	109,685	0.93	142,169	625	0.88	130,238	436	0.67

Total interest-earning assets	3,277,150	3.22	3,265,464	51,610	3.16	2,971,103	47,233	3.18
Non-interest-earning assets	270,719		269,586			250,826

Total assets	$3,547,869		$3,535,050			$3,221,929

Interest-bearing liabilities:
Interest-bearing checking	725,143	0.24	715,495	1,892	0.53	727,562	1,922	0.53
Savings and club	510,330	0.15	512,696	406	0.16	467,892	368	0.16
Certificates of deposit	1,020,915	1.14	1,029,562	5,520	1.07	959,043	4,936	1.03

Total interest-bearing deposits	2,256,388	0.63	2,257,753	7,818	0.69	2,154,497	7,226	0.67

Borrowings	563,002	1.12	539,987	4,694	1.74	384,239	3,336	1.74

Total interest-bearing liabilities	2,819,390	0.73	2,797,740	12,512	0.89	2,538,736	10,562	0.83
Non-interest-bearing liabilities(4)	235,245		240,662			217,351

Total liabilities	3,054,635		3,038,402			2,756,087
Stockholders’ equity	493,234		496,648			465,842

Total liabilities and stockholders’ equity	$3,547,869		$3,535,050			$3,221,929

Net interest income				$39,098			$36,671

Interest rate spread(5)		2.49%			2.27%			2.35%

Net interest margin(6)					2.39%			2.47%

Ratio of interest-earning assets to interest-bearing liabilities	1.16x		1.17x			1.17x

	For the Years Ended June 30,
	2014			2013			2012
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable(1)	$1,548,746	$66,794	4.31%	$1,309,085	$61,500	4.70%	$1,250,307	$63,960	5.12%
Mortgage-backed securities(2)	803,211	20,827	2.59	1,020,425	23,688	2.32	1,181,237	32,435	2.75
Debt securities(2):
Tax-exempt	94,737	1,839	1.94	21,083	411	1.95	7,045	70	0.99
Taxable	446,644	5,341	1.20	160,594	1,884	1.17	67,748	1,319	1.95
Other interest-earning assets(3)	133,856	1,018	0.76	139,698	775	0.55	144,527	765	0.53

Total interest-earning assets	3,027,194	95,819	3.17	2,650,885	88,258	3.33	2,650,864	98,549	3.72
Non-interest-earning assets	252,005			271,342			257,407

Total assets	$3,279,199			$2,922,227			$2,908,271

Interest-bearing liabilities:
Interest-bearing checking	722,999	3,790	0.52	494,625	1,847	0.37	454,166	2,690	0.59
Savings and club	473,917	739	0.16	445,470	878	0.20	414,560	1,376	0.33
Certificates of deposit	974,426	10,009	1.03	1,037,150	11,986	1.16	1,128,802	16,206	1.44

Total interest-bearing deposits	2,171,342	14,538	0.67	1,977,245	14,711	0.74	1,997,528	20,272	1.01

Borrowings	420,282	7,460	1.77	253,626	7,290	2.87	250,859	8,097	3.23

Total interest-bearing liabilities	2,591,624	21,998	0.85	2,230,871	22,001	0.99	2,248,387	28,369	1.26
Non-interest-bearing liabilities(7)	219,082			203,255			172,638

Total liabilities	2,810,706			2,434,126			2,421,025
Stockholders’ equity	468,493			488,101			487,246

Total liabilities and stockholders’ equity	$3,279,199			$2,922,227			$2,908,271

Net interest income		$73,821			$66,257			$70,180

Interest rate spread(5)			2.32%			2.34%			2.46%

Net interest margin(6)			2.44%			2.50%			2.65%

Ratio of interest-earning assets to interest-bearing liabilities	1.17x			1.18x			1.18x

(1)	Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in non-interest-earning assets.
(2)	Mark to market valuation allowances have been excluded in the balances of interest-earning assets.
(3)	Includes interest-bearing deposits at other banks and Federal Home Loan Bank of New York capital stock.
(4)	Includes actual balance of non-interest-bearing deposits of $208,457,000 at December 31, 2014 and average balances of non-interest-bearing deposits of $219,307,000 and $194,755,000 for the six months ended December 31, 2014 and 2013, respectively.
(5)	Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Data for six-month periods is annualized.
(6)	Net interest margin represents net interest income as a percentage of average interest-earning assets. Data for six-month periods is annualized.
(7)	Includes average balances of non-interest-bearing deposits of $196,490,000, $172,954,000, and $145,458,000 for the years ended June 30, 2014, 2013 and 2012, respectively.

Rate/Volume Analysis. The following table reflects the sensitivity of Kearny-Federal’s interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Six Months Ended December 31, 2014 vs. 2013			Years Ended June 30, 2014 vs. 2013			Years Ended June 30, 2013 vs. 2012
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)
Interest and dividend income:
Net loans receivable	$8,824	$(4,096)	$4,728	$10,669	$(5,375)	$5,294	$2,930	$(5,390)	$(2,460)
Mortgage-backed securities	(1,877)	248	(1,629)	(5,412)	2,551	(2,861)	(4,071)	(4,676)	(8,747)
Debt securities:
Tax-exempt	56	5	61	1,430	(2)	1,428	229	112	341
Taxable	711	317	1,028	3,408	49	3,457	1,255	(690)	565
Other interest-earning assets	43	146	189	(34)	277	243	(22)	32	10

Total interest-earning assets	$7,757	$(3,380)	$4,377	$10,061	$(2,500)	$7,561	$321	$(10,612)	$(10,291)

Interest expense:
Interest-bearing checking	$(30)	$—	$(30)	$1,035	$908	$1,943	$223	$(1,066)	$(843)
Savings and club	38	—	38	53	(192)	(139)	92	(590)	(498)
Certificates of deposit	382	202	584	(693)	(1,284)	(1,977)	(1,243)	(2,977)	(4,220)
Borrowings	1,358	—	1,358	3,632	(3,462)	170	90	(897)	(807)

Total interest-bearing liabilities	$1,748	$202	$1,950	$4,027	$(4,030)	$(3)	$(838)	$(5,530)	$(6,368)

Change in net interest income	$6,009	$(3,582)	$2,427	$6,034	$1,530	$7,564	$1,159	$(5,082)	$(3,923)

Liquidity and Commitments

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of mortgage-backed securities and outstanding loans, maturities and calls of securities and funds provided from operations. In addition, we invest excess funds in short-term interest-earning assets, such as overnight deposits, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and prepayments on loans and mortgage-backed securities.

We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. We attempt to maintain adequate but not excessive liquidity and liquidity management is both a daily and long-term function of business management.

Cash and cash equivalents, consisting primarily of deposits in other banks, was $96.4 million at December 31, 2014, compared to $135.0 million and $127.0 million at June 30, 2014 and 2013, respectively. The balances reported at December 31, 2014 included interest-earning and non-interest-earning accounts in other banks totaling $82.3 million and $14.1 million, respectively, primarily representing deposit relationships with two money center banks as well as accounts with the FHLB of New York and Federal Reserve Bank of New York. The largest money center account relationship totaled approximately $4.5 million at December 31, 2014 with the next largest money center banking relationship totaling approximately $283,000 as of that same date. Management routinely transfers funds between depository institutions to maximize the return on the funds.

Management reviews cash flow projections regularly and updates them monthly in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. At December 31, 2014, we had commitments to originate and purchase loans totaling $39.9 million compared to $29.2 million and $60.6 million at June 30, 2014 and June 30, 2013, respectively. At December 31, 2014, construction loans in process and unused lines of credit were $6.2 million and $55.4 million, compared to $6.4 million and $59.8 million at June 30, 2014, respectively, and compared to $11.1 million and $69.4 million at June 30, 2013, respectively. We had $550.6 million of certificates of deposit maturing in one year at December 31, 2014 compared to $581.5 million at June 30, 2014 and $646.6 million at June 30, 2013.

Deposits decreased $15.1 million to $2.46 billion at December 31, 2014 from $2.48 billion at June 30, 2014. Between those comparative periods, non-interest-bearing checking deposits decreased $15.6 million to $208.5 million, interest-bearing checking deposits increased $24.9 million to $725.1 million, savings and club deposits decreased $8.1 million to $510.3 million while certificates of deposit decreased $16.3 million to $1.02 billion. The increase in interest-bearing checking accounts partly reflects fluctuations in the balances of “non-retail” funding sources in the form of brokered money market deposits utilized in conjunction with our wholesale growth transactions discussed earlier coupled with some degree of disintermediation of retail deposits from other interest-bearing accounts. The decrease in time deposits largely reflected our efforts to manage our cost of deposits which allowed for some controlled outflow of shorter-term time deposits during the six months ended December 31, 2014. However, we did maintain our attractive offering rates on certain longer-term time deposits during that period to attract funding within the three-to-five year maturity tranches and supported our larger goal of extending the duration of time deposits for interest rate risk management purposes.

Deposits increased $109.4 million to $2.48 billion at June 30, 2014 from $2.37 billion at June 30, 2013. Between those comparative periods, non-interest-bearing demand deposits increased $33.1 million to $224.1 million, interest-bearing demand deposits decreased $31.3 million to $700.2 million, savings and club deposits increased $51.9 million to $518.4 million while certificates of deposit increased $55.8 million to $1.04 billion. The decrease in interest-bearing checking accounts partly reflects fluctuations in the balances of “non-retail” funding sources in the form of brokered money market deposits utilized in conjunction with our wholesale growth transactions discussed earlier coupled with some degree of disintermediation of retail deposits into other interest-bearing accounts.

Borrowings from the FHLB of New York and other sources are generally available to supplement our liquidity position and to the extent that maturing deposits do not remain with us, management may replace the funds with such borrowings. We have the capacity to borrow additional funds from the FHLB by taking additional long-term or short-term advances including overnight borrowings. As of December 31, 2014, our outstanding balance of FHLB advances, excluding fair value adjustments, totaled $536.4 million. As of December 31, 2014, our borrowing potential was $305.6 million without pledging additional collateral.

The following table discloses our contractual obligations and commitments as of December 31, 2014.

	Total	Less Than One Year	One Year to Three Years	Over Three Years to Five Years	Over Five Years
	(In Thousands)
Operating lease obligations	$9,785	$1,778	$3,201	$1,844	$2,962
Certificates of deposit	1,020,915	550,556	278,985	184,954	6,420
Federal Home Loan Bank advances	536,443	376,000	9,500	5,225	145,718

Total	$1,567,143	$928,334	$291,686	$192,023	$155,100

	Total Committed	Less Than One Year	One Year to Three Years	Over Three Years to Five Years	Over Five Years
	(In Thousands)
Undisbursed funds from approved lines of credit(1)	$55,414	$16,429	$5,471	$5,503	$28,011
Construction loans in process(1)	6,175	6,175	—	—	—
Other commitments to extend credit(1)	39,924	39,924	—	—	—

Total	$101,513	$62,528	$5,471	$5,503	$28,011

(1)	Represents amounts committed to customers.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving Kearny Bank’s facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase securities or mortgage-backed securities and commitments to extend credit to meet the financing needs of our customers. At December 31, 2014 and June 30, 2014, we had no significant off-balance sheet commitments to purchase securities or for capital expenditures.

In addition to the commitments noted above, we were party to standby letters of credit totaling approximately $517,000 at December 31, 2014 and $519,000 at June 30, 2014 through which we guaranteed certain specific business obligations of our commercial customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. At December 31, 2014, outstanding loan commitments totaled $101.5 million. At June 30, 2014, outstanding loan commitments totaled $95.4 million compared to $141.1 million at June 30, 2013. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our outstanding lending commitments at December 31, 2014, see Note 19 to the audited consolidated financial statements.

Capital

Consistent with our goals to operate as a sound and profitable financial organization, we actively seek to maintain our well capitalized status in accordance with regulatory standards. As of December 31, 2014, Kearny Bank exceeded all capital requirements of the federal banking regulators and met the criteria to be classified as “well capitalized.” Kearny Bank’s regulatory capital ratios at December 31, 2014 were as follows: Tier 1 leverage ratio 10.51%; Tier 1 risk-based capital 19.07%; and total risk-based capital 19.73%. At December 31, 2014, the regulatory capital requirements to be considered well capitalized were 5.0%, 6.0% and 10.0%, respectively.

In July 2013, the OCC and the other federal bank regulatory agencies issued a final rule to revise the risk-based and leverage capital requirements and the method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the international Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), sets the minimum leverage ratio for all banking organizations at a uniform 4% of total assets, increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt out is exercised which Kearny-Federal and Kearny Bank intend to exercise. The final rule limits a banking organization’s dividends, stock repurchases and other capital distributions, and certain discretionary bonus payments to executive officers, if the bank organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above regulatory minimum risk-based requirements. The final rule became effective for us on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective. Kearny-Federal and Kearny Bank are in compliance with their respective new capital requirements, including the capital conservation buffer, as of January 1, 2015.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

For a discussion of the expected impact of recently issued accounting pronouncements that have yet to be adopted by us, please refer to Note 3 to the audited consolidated financial statements.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. The majority of our assets and liabilities are sensitive to changes in interest rates. Consequently, interest rate risk is a significant form of business risk that we must manage. Interest rate risk is generally defined in regulatory nomenclature as the risk to our earnings or capital arising from the movement of interest rates. It arises from several risk factors including: the differences between the timing of rate changes and the timing of cash flows (re-pricing risk); the changing rate relationships among different yield curves that affect bank activities (basis risk); the changing rate relationships across the spectrum of maturities (yield curve risk); and the interest-rate-related options embedded in bank products (option risk).

Regarding the risk to our earnings, movements in interest rates significantly influence the amount of net interest income we recognized. Net interest income is the difference between:

•	the interest income recorded on our interest-earning assets, such as loans, securities and other interest-earning assets; and

•	the interest expense recorded on our interest-bearing liabilities, such as interest-bearing deposits and borrowings.

Net interest income is, by far, our largest revenue source to which we add our non-interest income and from which we deduct our provision for loan losses, non-interest expense and income taxes to calculate net income. Movements in market interest rates, and the effect of such movements on the risk factors noted above, significantly influence the “spread” between the interest we earned on our loans, securities and other interest-earning assets and the interest paid on our deposits and borrowings. Movements in interest rates that increase, or “widen”, that net interest spread enhance our net income. Conversely, movements in interest rates that reduce, or “tighten”, that net interest spread adversely impact our net income.

For any given movement in interest rates, the resulting degree of movement in an institution’s yield on interest-earning assets compared with that of its cost of interest-bearing liabilities determines if an institution is deemed “asset sensitive” or “liability sensitive”. An asset sensitive institution is one whose yield on interest-earning assets reacts more quickly to movements in interest rates than its cost of interest-bearing liabilities. In general, the earnings of asset sensitive institutions are enhanced by upward movements in interest rates through which the yield on its interest-earning assets increases faster than its cost of interest-bearing liabilities resulting in a widening of its net interest spread. Conversely, the earnings of asset sensitive institutions are adversely impacted by downward movements in interest rates through which the yield on its interest-earning assets decreases faster than its cost of interest-bearing liabilities resulting in a tightening of its net interest spread.

In contrast, a liability sensitive institution is one whose cost of interest-bearing liabilities reacts more quickly to movements in interest rates than its yield on interest-earning assets. In general, the earnings of liability sensitive institutions are enhanced by downward movements in interest rates through which the cost of interest-bearing liabilities decreases faster than its yield on its interest-earning assets resulting in a widening of its net interest spread. Conversely, the earnings of liability sensitive institutions are adversely impacted by upward movements in interest rates through which the cost of interest-bearing liabilities increases faster than its yield on its interest-earning assets resulting in a tightening of its net interest spread.

The degree of an institution’s asset or liability sensitivity is traditionally represented by its “gap position”. In general, gap is a measurement that describes the net mismatch between the balance of an institution’s interest-earning assets that are maturing and/or re-pricing over a selected period of time compared to that of its interest-costing liabilities. Positive gaps represent the greater dollar amount of interest-earning assets maturing or re-pricing over the selected period of time than interest-costing liabilities. Conversely, negative gaps represent the greater dollar amount of interest-costing liabilities maturing or re-pricing over the selected period of time than interest-earning assets. The degree to which an institution is asset or liability sensitive is reported as a negative or positive percentage of assets, respectively. The industry commonly focuses on cumulative one-year and three-year gap percentages as fundamental indicators of interest rate risk sensitivity.

Based upon the findings of our internal interest rate risk analysis, we are considered to be liability sensitive. Liability sensitivity characterizes the balance sheets of many thrift institutions and is generally attributable to the comparatively shorter contractual maturity and/or re-pricing characteristics of the institution’s deposits and borrowings versus those of its loans and investment securities.

With respect to the maturity and re-pricing of our interest-bearing liabilities, at December 31, 2014, $550.6 million, or 53.9%, of our certificates of deposit mature within one year with an additional $169.1 million, or 16.6%, maturing after one year but within two years. The remaining $301.3 million, or 29.5% of certificates, at December 31, 2014 have remaining terms to maturity exceeding two years. Based on current market interest rates, the majority of these certificates are projected to re-price to a level at or below their current rates to the extent they remain with us at maturity and are renewed at the same original term to maturity.

Excluding fair value adjustments, the balance of FHLB advances totaled $536.4 million at December 31, 2014 and comprises both short-term and long-term advances with fixed rates of interest. Short-term FHLB advances generally have original maturities of less than one year and may include overnight borrowings which we typically utilize to address short term funding needs as they arise. At December 31, 2014, we had a total of $375.0 million of short-term FHLB advances comprising 90-day FHLB term advances that are generally forecasted to be periodically redrawn at maturity for the same 90 day term as the original advance. Based on this presumption, we have utilized interest rate swaps to effectively extend the duration of each of these advances at the time they were drawn to effectively fix their cost for period of five years.

Long-term advances generally include term advances with original maturities of greater than one year. At December 31, 2014, our outstanding balance of long-term FHLB advances totaled $161.5 million. Such advances included $160.7 million of fixed rate, non-amortizing term advances as well as a $718,000 fixed-rate amortizing advance.

With respect to the maturity and re-pricing of our interest-earning assets, at December 31, 2014, $54.5 million, or 3.0%, of our total loans will reach their contractual maturity dates within one year with the remaining $1.76 billion, or 97.0%, of total loans having remaining terms to contractual maturity in excess of one year. Of loans maturing after one year, $1.05 billion had fixed rates of interest while the remaining $713.8 million had adjustable rates of interest with such loans representing 57.7% and 39.3% of total loans, respectively.

At December 31, 2014, $6.3 million, or 0.5%, of our securities will reach their contractual maturity dates within one year with the remaining $1.35 billion, or 99.5% of total securities, having remaining terms to contractual maturity in excess of one year. Of the latter category, $959.3 million comprising 70.8% of our total securities had fixed rates of interest while the remaining $388.8 million comprising 28.7% of our total securities had adjustable or floating rates of interest.

At December 31, 2014, mortgage-related assets, including mortgage loans and mortgage-backed securities, totaled $2.43 billion and comprised 74.3% of total earning assets. In addition to the remaining term to maturity and interest rate types that characterize loans and securities as discussed above, other factors contribute significantly to the level of interest rate risk specifically associated with mortgage-related assets. In particular, the scheduled amortization of principal and the borrower’s option to prepay any or all of a mortgage loan’s principal balance, where applicable, have a significant effect on the average lives of such assets and, therefore, the interest rate risk associated with them. In general, the prepayment rate on lower yielding assets tends to slow as interest rates rise due to the reduced financial incentive for borrowers to refinance their loans. By contrast, the prepayment rate of higher yielding assets tends to accelerate as interest rates decline due to the increased financial incentive for borrowers to prepay or refinance their loans to comparatively lower interest rates. These characteristics tend to diminish the benefits of falling interest rates to liability sensitive institutions while exacerbating the adverse impact of rising interest rates.

We generally retained our liability sensitivity throughout the six months ended December 31, 2014 and fiscal 2014 while the degree of that sensitivity, as measured internally by the institution’s one-year and three-year gap percentages, decreased during the period. Specifically, our cumulative one-year gap percentage changed to (13.22)% at December 31, 2014 from (12.08)% and (1.87)% at June 30, 2014 and 2013, respectively. Our cumulative three-year gap percentage changed to (10.07)% at December 31, 2014 from (14.20%) and 0.11% at June 30, 2014 and 2013, respectively.

Our one-year and three-year gap measures do not currently reflect the effect of our interest rate derivatives and the effective extension of liability duration arising from their use as cash flow hedges.

As a liability-sensitive institution, our net interest spread is generally expected to benefit from overall reductions in market interest rates. Conversely, our net interest spread is generally expected to be adversely impacted by overall increases in market interest rates. However, the general effects of movements in market interest rates can be diminished or exacerbated by “nonparallel” movements in interest rates across a yield curve. Nonparallel movements in interest rates generally occur when shorter term and longer term interest rates move disproportionately in a directionally consistent manner. For example, shorter term interest rates may decrease faster than longer term interest rates which would generally result in a “steeper” yield curve. Alternately, nonparallel movements in interest rates may also occur when shorter term and longer term interest rates move in a directionally inconsistent manner. For example, shorter term interest rates may rise while longer term interest rates remain steady or decline which would generally result in a “flatter” yield curve.

At its extreme, a yield curve may become “inverted” for a period of time during which shorter term interest rates exceed longer term interest rates. While inverted yield curves do occasionally occur, they are generally considered a “temporary” phenomenon portending a change in economic conditions that will restore the yield curve to its normal, positively sloped shape.

In general, the interest rates paid on our deposits tend to be determined based upon the level of shorter term interest rates. By contrast, the interest rates earned on our loans and investment securities generally tend to be based upon the level of longer term interest rates to the extent such assets are fixed rate in nature. As such, the overall “spread” between shorter term and longer interest rates when earning assets and costing liabilities re-price greatly influences our overall net interest spread over time. In general, a wider spread between shorter term and longer term interest rates, implying a “steeper” yield curve, is beneficial to our net interest spread. By contrast, a narrower spread between shorter term and longer term interest rates, implying a “flatter” yield curve, or a negative spread between those measures, implying an inverted yield curve, adversely impacts our net interest spread.

We continue to execute various strategies to mitigate the risk to our net interest rate spread and margin arising from adverse changes in interest rates and the shape of the yield curve. Such strategies include deploying excess liquidity in higher yielding interest-earning assets, such as commercial loans and investment securities, while continuing to generally maintain our cost of interest-bearing liabilities at low levels while extending their duration through various deposit pricing strategies. For example, we have extended the duration of our wholesale funding sources through cost effective use of interest rate derivatives that effectively converted short-term wholesale funding sources into longer-term, fixed-rate funding sources. Through various deposit pricing strategies, we have allowed for some controlled outflow of shorter term certificates while attracting term deposits with longer maturities through both our retail and “non-retail” deposit listing service channels.

Notwithstanding these efforts, the risk of further net interest rate spread and margin compression is significant as the yield on our interest-earning assets continues to reflect the impact of the greater declines in longer term market interest rates in recent years compared to the lesser concurrent reductions in shorter term market interest rates that affect thecost of our interest-bearing liabilities. In particular, our ability to further reduce the cost of our interest-bearing deposits is increasingly limited since most deposit offering rates are already well below 1.00% at December 31, 2014. Moreover, our liability sensitivity may adversely affect net income in the future when market interest rates ultimately increase from their historical lows and our cost of interest-bearing liabilities may rise faster than our yield on interest-earning assets.

Given the inherent liability sensitivity of our balance sheet, our business plan also calls for greater expansion into C&I lending. Toward that end, we are continuing to expand our retail lending resources with an experienced team of business lenders focused on the origination of floating-rate and shorter-term fixed-rate loans and the corresponding core deposit account balances typically associated with such relationships. As a complement to this retail business lending strategy, we have implemented strategies through which floating-rate and other shorter-term fixed-rate C&I loans are acquired through wholesale resources.

We maintain an Asset/Liability Management (“ALM”) Program to address all matters relating to the management of interest rate risk and liquidity risk. The program is overseen by the Board of Directors through our Interest Rate Risk Management Committee comprising five members of the Board with our Chief Operating Officer, Chief Financial Officer, and Chief Risk Officer participating as management’s liaison to the committee. The committee meets quarterly to address management of our assets and liabilities, including review of our liquidity and interest rate risk profiles, loan and deposit pricing and production volumes, investment and wholesale funding strategies, and a variety of other asset and liability management topics. The results of the committee’s quarterly review are reported to the full Board, which adjusts our ALM policies and strategies, as it considers necessary and appropriate.

The Board of Directors has assigned the responsibility for the operational aspects of the ALM program to our Asset/Liability Management Committee (“ALCO”). The ALCO is a management committee comprising the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Lending Officer, Branch Administrator, Chief Risk Officer, Treasurer/Chief Investment Officer, Treasurer and Controller. Additional members of our management team may be asked to participate on the ALCO, as appropriate.

Responsibilities conveyed to the ALCO by the Board of Directors include:

•

developing ALM-related policies and associated operating procedures and controls that will identify and measure the risks associated with ALM while establishing the limits and thresholds relating thereto;

•

developing ALM-related operating strategies and tactics designed to manage the relevant risks within the applicable policy thresholds and limits while supporting the achievement of the goals and objectives of our strategic business plan;

•	developing, implementing and maintaining a management- and Board-level ALM monitoring and reporting system;

•

ensuring that the ALCO and the Board of Directors are kept abreast of current technologies, procedures and industry best practices that may be utilized to carry out their ALM-related duties and responsibilities;

•	ensuring the periodic independent validation of Kearny Bank’s ALM risk management policies and operating practices and controls; and

•	conducting periodic ALCO committee meetings to review all matters relating to ALM strategies and risk management activities.

Quantitative Analysis. The quantitative analysis regularly conducted by management measures interest rate risk from both a capital and earnings perspective. With regard to capital, our internal interest rate risk analysis calculates the sensitivity of our economic value of equity (“EVE”) ratio to movements in interest rates. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. The EVE ratio represents the dollar amount of our EVE divided by the present value of our total assets for a given interest rate scenario. In essence, EVE attempts to quantify our economic value using a discounted cash flow methodology while the EVE ratio reflects that value as a form of capital ratio. The degree to which the EVE ratio changes for any hypothetical interest rate scenario from its “base case” measurement is a reflection of an institution’s sensitivity to interest rate risk.

Our EVE ratio is first calculated in a “base case” scenario that assumes no change in interest rates as of the measurement date. The model then measures the change in the EVE ratio throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve up and down 100, 200 and 300 basis points with additional scenarios modeled where appropriate. The model requires that interest rates remain positive for all points along the yield curve for each rate scenario which may preclude the modeling of certain “down rate” scenarios during periods of lower market interest rates. Our interest rate risk management policy establishes acceptable floors for the EVE ratio and caps for the maximum change in the EVE ratio throughout the scenarios modeled.

As illustrated in the tables below, our EVE would be negatively impacted by an increase in interest rates. This result is expected given our liability sensitivity noted earlier. Specifically, based upon the comparatively shorter maturity and/or re-pricing characteristics of our interest-bearing liabilities compared with that of our interest-earning assets, an upward movement in interest rates would have a disproportionately adverse impact on the present value of our assets compared to the beneficial impact arising from the reduced present value of our liabilities. Hence, our EVE and EVE ratio decline in the increasing interest rate scenarios. Historically low interest rates at December 31, 2014 and June 30, 2014 precluded the modeling of certain scenarios as parallel downward shifts in the yield curve of 100 basis points or more would result in negative interest rates for many points along that curve.

The following tables present the results of our internal EVE analysis as of December 31, 2014 and June 30, 2014, respectively.

	At December 31, 2014
	Economic Value of Equity (“EVE”)			EVE as a % of Present Value of Assets
Change in Interest Rates(1)	$ Amount of EVE	$ Change in EVE	% Change in EVE	EVE Ratio	Change in EVE Ratio
	(Dollars in Thousands)
+300 bps	295,042	(142,315)	(33)%	9.30%	(336	)bps
+200 bps	347,851	(89,506)	(20)%	10.64%	(202	)bps
+100 bps	399,927	(37,430)	(9)%	11.89%	(77	)bps
0 bps	437,357	—	—	12.66%	—

	At June 30, 2014
	EVE			EVE as % of Present Value of Assets
Changes in Interest Rates(1)	$ Amount of EVE	$ Change in EVE	% Change in EVE	Net Portfolio Value Ratio	Basis Point Change
	(In Thousands)
+300 bps	221,884	(196,106)	(47)%	7.20%	(509	)bps
+200 bps	297,815	(120,175)	(29)%	9.34%	(295	)bps
+100 bps	365,983	(52,007)	(12)%	11.11%	(118	)bps
0 bps	417,990	—	—	12.29%	—

(1)	The (100) bps, (200) bps and (300) bps scenarios are not shown due to the low prevailing interest rate environment.

The dollar amount of EVE and the EVE ratio increased between comparative periods, across all scenarios modeled while the sensitivity of those measures to movements in interest rates between comparative periods declined.

There are numerous internal and external factors that may contribute to changes in an institution’s EVE ratio and its sensitivity. Internally, changes in the composition and allocation of an institution’s balance sheet and the interest rate risk characteristics of its components can significantly alter the exposure to interest rate risk as quantified by the changes in the EVE sensitivity measures. Toward that end, the decrease in EVE sensitivity partly reflects the aggregate effects of the various balance sheet management strategies we have undertaken to reduce our exposure to interest rate risk. The decrease in

EVE sensitivity between comparative periods also reflects updates to internal assumptions regarding the sensitivity of loan prepayment speeds and deposit decay rates to movements in interest rates. However, changes to certain external factors, most notably changes in the level of market interest rates and overall shape of the yield curve, can significantly alter the projected cash flows of the institution’s interest-earning assets and interest-costing liabilities and the associated present values thereof. Changes in internal and external factors from period to period can complement one another’s effects to reduce overall sensitivity, partly or wholly offset one another’s effects, or exacerbate one another’s adverse effects and thereby increase the institution’s exposure to interest rate risk as quantified by EVE sensitivity measures.

Our internal interest rate risk analysis also includes an “earnings-based” component which, compared to EVE-based analysis, generally focuses on shorter-term exposure to interest rate risk. A quantitative, earnings-based approach to measuring interest rate risk is strongly encouraged by bank regulators as a complement to the “EVE-based” methodology. However, there are no commonly accepted “industry best practices” that specify the manner in which “earnings-based” interest rate risk analysis should be performed with regard to certain key modeling variables. Such variables include, but are not limited to, those relating to rate scenarios (e.g., immediate and permanent rate “shocks” versus gradual rate change “ramps”, “parallel” versus “nonparallel” yield curve changes), measurement periods (e.g., one year versus two year, cumulative versus noncumulative), measurement criteria (e.g., net interest income versus net income) and balance sheet composition and allocation (“static” balance sheet, reflecting reinvestment of cash flows into like instruments, versus “dynamic” balance sheet, reflecting internal budget and planning assumptions).

We are aware that the absence of a commonly shared, industry-standard set of analysis criteria and assumptions on which to base an “earnings-based” analysis could result in inconsistent or misinterpreted disclosure concerning an institution’s level of interest rate risk. Consequently, we limit the presentation of our earnings-based interest rate risk analysis to the scenarios presented in the table below. Consistent with the EVE analysis above, such scenarios utilize immediate and permanent rate “shocks” that result in parallel shifts in the yield curve. For each scenario, projected net interest income is measured over a one year period utilizing a static balance sheet assumption through which incoming and outgoing asset and liability cash flows are reinvested into the same instruments. Product pricing and earning asset prepayment speeds are appropriately adjusted for each rate scenario.

As illustrated in the tables below, our net interest income would be negatively impacted by a parallel upward shift in the yield curve. Like the EVE results presented earlier, this result is generally expected given our liability sensitivity noted earlier. However, the tables below reflect a decrease in the sensitivity of net interest income to movements in interest rates between the comparative periods as analyzed from this earnings-based perspective. Such decreases partly reflect the aggregate effects of the various balance sheet management strategies we have undertaken to reduce our exposure to interest rate risk, while also reflecting the effects of changes in the level of market interest rates and overall shape of the yield curve.

At December 31, 2014

			Net Interest Income (“NII”)
Change in Interest Rates(1)	Balance Sheet Composition	Measurement Period	$ Amount of NII	$ Change in NII	% Change in NII
			(In Thousands)
+300 bps	Static	One Year	75,111	(902)	(1.19)%
+200 bps	Static	One Year	75,381	(632)	(0.83)%
+100 bps	Static	One Year	75,451	(562)	(0.74)%
0 bps	Static	One Year	76,013	—	—%

At June 30, 2014

			Net Interest Income (“NII”)
Change in Interest Rates(1)	Balance Sheet Composition	Measurement Period	$ Amount of NII	$ Change in NII	% Change in NII
			(In Thousands)
+300 bps	Static	One Year	74,726	(2,512)	(3.25)%
+200 bps	Static	One Year	75,506	(1,732)	(2.24)%
+100 bps	Static	One Year	76,140	(1,098)	(1.42)%
0 bps	Static	One Year	77,238	—	—%

(1)	The (100) bps, (200) bps and (300) bps scenarios are not shown due to the low prevailing interest rate environment.

Notwithstanding the rate change scenarios presented in the EVE and earnings-based analyses above, future interest rates and their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of re-pricing, they may react at different times and in different degrees to changes in market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

SUPERVISION AND REGULATION

General

Kearny Bank and Kearny-Federal operate and New Kearny will operate in a highly regulated industry. This regulation establishes a comprehensive framework of activities in which a savings and loan holding company and federal savings bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors. Set forth below is a brief description of certain laws that relate to the regulation of Kearny Bank and New Kearny. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution and its holding company, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing savings and loan holding companies, could have a material adverse impact on New Kearny, Kearny Bank and their operations. The adoption of regulations or the enactment of laws that restrict the operations of Kearny Bank and/or New Kearny or impose burdensome requirements upon one or both of them could reduce their profitability and could impair the value of Kearny Bank’s franchise, resulting in negative effects on the trading price of our common stock.

Regulation of Kearny Bank

General. As a federally-chartered savings bank with deposits insured by the FDIC, Kearny Bank is subject to extensive regulation by federal banking regulators. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the level of the allowance for loan losses. The activities of federal savings banks are subject to extensive regulation including restrictions or requirements with respect to loans to one borrower, the percentage of non-mortgage loans or investments to total assets, capital distributions, permissible investments and lending activities, liquidity, transactions with affiliates and community reinvestment. Federal savings banks are also subject to reserve requirements imposed by the Federal Reserve Board. Both state and federal law regulate a federal savings bank’s relationship with its depositors and borrowers, especially in such matters as the ownership of savings accounts and the form and content of Kearny Bank’s mortgage documents.

As a result of the Dodd-Frank Act, the OCC assumed principal regulatory responsibility for federal savings banks from the OTS effective July 21, 2011. Under the Dodd-Frank Act, all existing OTS guidance, orders, interpretations, procedures and other advisory in effect prior to that date remained in effect and enforceable against the OCC until modified, terminated, set aside or superseded by the OCC in accordance with applicable law. The OCC has adopted most of the substantive OTS regulations on an interim final basis.

Kearny Bank must file reports with the OCC concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. The OCC regularly examines Kearny Bank and prepares reports to Kearny Bank’s Board of Directors on deficiencies, if any, found in its operations. The OCC has substantial discretion to take enforcement action with respect to an institution that fails to comply with applicable regulatory requirements or engages in violations of law or unsafe and unsound practices. Such actions can include, among others, the issuance of a cease and desist order, assessment of civil money penalties, removal of officers and directors and the appointment of a receiver or conservator. In addition, the FDIC has the authority to recommend to the Comptroller of the Currency to take enforcement action with respect to a particular federally-chartered savings bank and, if the Comptroller does not take action, the FDIC has authority to take such action under certain circumstances.

Federal Deposit Insurance. Kearny Bank’s deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments. Assessments are based on an insured institution’s classification among four risk categories determined from their examination ratings and capital and other financial ratios. The institution is assigned to a category and the category determines its assessment rate, subject to certain specified risk adjustments. Insured institutions deemed to pose less risk to the deposit insurance fund pay lower assessments, while greater risk institutions pay higher assessments.

In February 2011, the FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. Under the rule, assessments are based on an institution’s average consolidated total assets minus average tangible equity instead of deposits, which was the FDIC’s prior practice. The rule revised the assessment rate schedule to establish assessments ranging from 2.5 to 45 basis points, based on an institution’s risk classification and possible risk adjustments.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended December 31, 2014, the annualized FICO assessment was equal to 0.60 of a basis point of total assets less tangible capital.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by June 30, 2020. It is intended that insured institutions with assets of $10 billion or more will fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving the maximum ratio to the discretion of the FDIC. The FDIC has exercised that discretion by establishing a long-term goal of a fund ratio of 2.0%.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Kearny Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Regulatory Capital Requirements. Under the OCC’s regulations, federal savings banks such as Kearny Bank are required to comply with minimum leverage capital requirements. For an institution not anticipating or experiencing significant growth and deemed by the OCC to be, in general, a strong banking organization rated composite 1 under Uniform Financial Institutions Ranking System, the minimum capital leverage requirement in 2014 was a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio was 4.0%. Tier 1 capital is the sum of common stockholder’s equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

OCC regulations also require federal savings institutions to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or “risk-based capital ratios.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to risk-weighted categories ranging from 0.0% to 200.0%. During 2014, institutions were required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must have been Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, subordinated debentures and certain other capital instruments, and a portion of the net unrealized gain on equity securities.

Federal savings institutions must also meet a “tangible capital” standard of 1.5% of total adjusted assets. Tangible capital is generally defined as Tier 1 capital less intangible assets except for certain mortgage servicing rights.

In July 2013, the OCC and the other federal bank regulatory agencies issued a final rule to revise the risk-based and leverage capital requirements and the method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the international Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies (“banking organizations”). The final rule became effective for us on January 1, 2015. Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), sets the minimum leverage ratio for all institutions at a uniform 4% of total assets, increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt out is exercised. The final rule limits a banking organization’s dividends, stock repurchases and other capital distributions, and certain discretionary bonus payments to executive officers, if the bank organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above regulatory minimum risk-based requirements. The capital conservation buffer requirement is being phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

In assessing an institution’s capital adequacy, the OCC considers not only these numeric factors but also qualitative risk factors and has authority to establish higher capital requirements for individual institutions as deemed necessary.

Prompt Corrective Regulatory Action. Federal law requires that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The OCC has adopted regulations to implement the prompt corrective action legislation. In 2014, an institution was deemed to be “well capitalized” if it had a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution was “adequately capitalized” if it had a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution was “undercapitalized” if it had a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution was deemed to be “significantly undercapitalized” if it had a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution was considered to be “critically undercapitalized” if it had a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status. These actions are in addition to other discretionary supervisory or enforcement actions that the OCC may take.

The previously mentioned final regulatory capital rule that increases regulatory capital requirements adjusted the prompt corrective action categories accordingly effective January 1, 2015. Under the revised requirements, an institution must meet the following in order to be classified as “well capitalized”: (1) a common equity Tier 1 risk-based ratio of 6.5% (new standard); (2) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (3) a total risk-based ratio of 10% (unchanged) and (4) a Tier 1 leverage ratio of 5% (unchanged).

Dividend and Other Capital Distribution Limitations. Federal regulations impose various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as Kearny Bank, must file notice with the Federal Reserve Board and an application or a notice with the OCC at least thirty days before making a capital distribution, such as paying a dividend to New Kearny. A savings institution must file an application with the OCC for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with the OCC or applicable regulations. The Federal Reserve Board may disapprove a notice and the OCC may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation, enforcement action or agreement or condition imposed in connection with an application.

Qualified Thrift Lender Test. Federal savings institutions must meet a qualified thrift lender test or they become subject to the business activity restrictions and branching rules applicable to national banks. In addition, the Dodd-Frank Act made failure to satisfy the qualified thrift lender test potentially subject to enforcement action as a violation of law. To meet the qualified thrift lender requirement, a savings institution must either (i) be deemed a “domestic building and loan association” under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory qualified thrift lender test set forth in the Home Owners’ Loan Act by maintaining at least 65% of its portfolio assets in qualified thrift investments (defined to generally include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans). For purposes of the statutory qualified thrift lender test, portfolio assets are defined as total assets minus goodwill and other intangible assets, the value of property used by the institution in conducting its business and specified liquid assets up to 20% of total assets. A savings institution must maintain its status as a qualified thrift lender in at least nine out of every twelve months.

A savings institution that fails the qualified thrift lender test and does not convert to a bank charter will generally be prohibited from: (1) engaging in any new activity not permissible for a national bank; (2) paying dividends not permissible under national bank regulations; and (3) establishing any new branch office in a location not permissible for a national bank in the institution’s home state. Its holding company would become regulated as a bank holding company rather than a savings and loan holding company. In addition, if the institution does not requalify under the qualified thrift lender test within three years after failing the test, the institution would be prohibited from making any investment or engaging in any activity not permissible for a national bank.

Transactions with Related Parties. Transactions between a savings institution (and, generally, its subsidiaries) and its related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of an institution is any company or entity that controls, is controlled by or is under common control with the institution. In a holding company context, the parent holding company and any companies which are controlled by such parent holding company are affiliates of the institution. Generally, Section 23A of the Federal Reserve Act limits the extent to which the institution or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such institution’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution’s capital stock and surplus. The term “covered transaction” includes an extension of credit, purchase of assets, issuance of a guarantee or letter of credit and similar transactions. In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to non-affiliates.

Kearny Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things and subject to certain exceptions, these provisions generally require that extensions of credit to insiders:

•

be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Kearny Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by Kearny Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Community Reinvestment Act. Under the CRA, every insured depository institution, including Kearny Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OCC to assess the depository institution’s record of meeting the credit needs of its community and to consider such record in its evaluation of certain applications by such institution, such as a merger or the establishment of a branch office by Kearny Bank. The OCC may use an unsatisfactory CRA examination rating as the basis for the denial of an application. Kearny Bank received a “satisfactory” CRA rating in its most recent CRA examination.

Federal Home Loan Bank System. Kearny Bank is a member of the FHLB of New York, which is one of twelve regional Federal Home Loan Banks. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members pursuant to policies and procedures established by the board of directors of the FHLB.

As a member, Kearny Bank is required to purchase and maintain stock in the FHLB of New York in specified amounts. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral and limiting total advances to a member.

The FHLB of New York may pay periodic dividends to members. These dividends are affected by factors such as the FHLB’s operating results and statutory responsibilities that may be imposed such as providing certain funding for affordable housing and interest subsidies on advances targeted for low- and moderate-income housing projects. The payment of such dividends or any particular amount cannot be assumed.

Other Laws and Regulations

Interest and other charges collected or contracted for by Kearny Bank are subject to state usury laws and federal laws concerning interest rates. Kearny Bank’s operations are also subject to federal laws (and their implementing regulations) applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

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Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Truth in Savings Act, prescribing disclosure and advertising requirements with respect to deposit accounts.

The operations of Kearny Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, governing automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

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Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

USA PATRIOT Act, which requires institutions operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•

Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Regulation of New Kearny

General. New Kearny will be a savings and loan holding company within the meaning of Section 10 of the Home Owners’ Loan Act. As a result of the Dodd-Frank Act, it will be required to file reports with, and will be subject to regulation and examination by, the Federal Reserve Board, as successor to the OTS. New Kearny must also obtain regulatory approval from the Federal Reserve Board before engaging in certain transactions, such as mergers with or acquisitions of other financial institutions. In addition, the Federal Reserve Board has enforcement authority over New Kearny and any non-savings institution subsidiaries. This permits the Federal Reserve Board to restrict or prohibit activities that are determined to pose a serious risk to Kearny Bank. This regulation is intended primarily for the protection of the depositors and not for the benefit of stockholders of New Kearny.

The Federal Reserve Board has indicated that, to the greatest extent possible taking into account any unique characteristics of savings and loan holding companies and the requirements of the Home Owners’ Loan Act, it intends to apply to savings and loan holding companies its supervisory approach to the supervision of bank holding companies. The stated objective of the Federal Reserve Board is to ensure the savings and loan holding company and its non-depository subsidiaries are effectively supervised, can serve as a source of strength for, and do not threaten the safety and soundness of, the subsidiary depository institutions. The Federal Reserve Board has generally adopted the substantive provisions of OTS regulations governing savings and loan holding companies on an interim final basis with certain modifications as discussed below.

Activities Restrictions. As a savings and loan holding company, New Kearny will be subject to statutory and regulatory restrictions on its business activities. The non-banking activities of New Kearny and its non-savings institution subsidiaries will be restricted to certain activities specified by the Federal Reserve Board regulation, which include performing services and holding properties used by a savings institution subsidiary, activities authorized for savings and loan holding companies as of March 5, 1987 and non-banking activities permissible for bank holding companies pursuant to Bank Holding Company Act of 1956 or authorized for financial holding companies pursuant to the Gramm-Leach-Bliley Act. Before engaging in any non-banking activity or acquiring a company engaged in any such activities, New Kearny must file with the Federal Reserve Board either a prior notice or (in the case of non-banking activities permissible for bank holding companies) an application regarding its planned activity or acquisition. Under the Dodd-Frank Act, a savings and loan holding company may only engage in activities authorized for financial holding companies if they meet all of the criteria to qualify as a financial holding company. Accordingly, the Federal Reserve Board will require savings and loan holding companies to elect to be treated as financial holding companies in order to engage in financial holding company activities. In order to make such an election, the savings and loan holding company and its depository institution subsidiaries must be well capitalized and well managed.

Mergers and Acquisitions. New Kearny must obtain approval from the Federal Reserve Board before acquiring, directly or indirectly, more than 5% of the voting stock of another savings institution or savings and loan holding company or acquiring such an institution or holding company by merger, consolidation, or purchase of its assets. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating an application for New Kearny to acquire control of a savings institution, the Federal Reserve Board would consider factors such as the financial and managerial resources and future prospects of New Kearny and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

Consolidated Capital Requirements. Savings and loan holding companies have historically not been subjected to consolidated regulatory capital requirements. The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for bank and savings and loan holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to their subsidiary depository institutions. Instruments such as cumulative preferred stock and trust-preferred securities, which are currently includable as Tier 1 capital, by bank holding companies within certain limits are no longer includable as Tier 1 capital, subject to certain grandfathering. The previously discussed final rule regarding regulatory capital requirements implements the Dodd-Frank Act’s directives as to holding company capital requirements. Consolidated regulatory capital requirements identical to those applicable to the subsidiary depository institutions became applicable to savings and loan holding companies as of January 1, 2015. As is the case with institutions themselves, the capital conservation buffer will be phased in between 2016 and 2019.

In December 2014, legislation was passed by Congress that requires the Federal Reserve Board to revise its “Small Bank Holding Company Policy Statement” to exempt bank and savings and loan holding companies of less than $1 billion of consolidated assets from the consolidated capital requirements, provided that such companies meet certain other conditions such as not engaging in significant nonbanking activities. Currently, the small bank exemption applies only to bank holding companies and savings and loan holding companies of less than $500 million in consolidated assets. The Federal Reserve Board maintains authority to apply the consolidated capital requirements to any bank of savings and loan holding company as warranted for supervisory purposes. As New Kearny will have more than $1 billion in consolidated assets, New Kearny will continue to be subject to consolidated regulatory capital requirements.

Source of Strength Doctrine. The Dodd-Frank Act also extended the “source of strength” doctrine, which has long applied to bank holding companies, to savings and loan holding companies as well. The Federal Reserve Board has promulgated regulations implementing the “source of strength” policy, which requires holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial distress. Further, the Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies that it has also applied to savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for consultation with a holding company’s Federal Reserve Bank as to capital distributions in certain circumstances such as where our net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or our overall rate of earnings retention is inconsistent with our capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary depository institution becomes undercapitalized. In addition, a subsidiary savings institution of a savings and loan holding company must file prior notice with the Federal Reserve Board, and receive its nonobjection, as well as filing an application or notice with the OCC, and receiving OCC approval or nonobjection, before paying dividends to the parent savings and loan holding company. Federal Reserve Board guidance also provides for regulatory review of certain stock redemption and repurchase proposals by holding companies. These regulatory policies could affect the ability of New Kearny to pay dividends, engage in stock redemptions or repurchases or otherwise engage in capital distributions.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control is then subject to regulation as a savings and loan holding company.

TAXATION

Federal Taxation

General. Kearny MHC, Kearny-Federal and Kearny Bank are, and New Kearny will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Kearny MHC, Kearny-Federal, New Kearny or Kearny Bank.

All tax years prior to 2012 for Kearny-Federal and 2011 for Atlas Bank are closed to federal tax examination.

Method of Accounting. For federal income tax purposes, Kearny-Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending June 30 for filing its federal and state income tax returns.

Bad Debt Reserves. Prior to 1996, Kearny Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of tax law changes in 1996, Kearny Bank was required to use the specific charge-off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2014, Kearny Bank had no reserves subject to recapture in excess of its base year reserves.

Kearny-Federal is required to use the specific charge-off method to account for tax bad debt deductions.

Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if Kearny Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if Kearny Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a “bank” for tax purposes. At December 31, 2014, our total federal pre-base year bad debt reserve was approximately $30.5 million.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.

Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. A 2009 federal tax law change allows for a one-time carry back of either 2008 or 2009 taxable losses for up to five years. At December 31, 2014, Kearny-Federal had net operating losses of $2.5 million.

Corporate Dividends-Received Deduction. Kearny-Federal may exclude from its federal taxable income 100% of dividends received from Kearny Bank as a wholly-owned subsidiary by filing consolidated tax returns. The corporate dividends-received deduction is 80% when the corporation receiving the dividend owns at least 20% of the stock of the distributing corporation. The dividends-received deduction is 70% when the corporation receiving the dividend owns less than 20% of the distributing corporation.

State Taxation

Kearny MHC, Kearny-Federal and Kearny Bank are subject to the New Jersey corporate franchise (income) tax. Kearny-Federal and its subsidiaries file separate New Jersey corporate business tax returns on an unconsolidated basis. Generally, the income of savings institutions in New Jersey, which is calculated based on federal taxable income, subject to certain adjustments, is subject to New Jersey tax. Kearny-Federal and its subsidiaries are not currently under audit with respect to their New Jersey income tax returns nor have they been audited within the past five years. Kearny-Federal is required to file a New Jersey income tax return and is generally subject to a state income tax at a 9% rate.

New Jersey tax law does not and has not allowed for a taxpayer to file a tax return on a combined or consolidated basis with another member of the affiliated group where there is common ownership. However, under recent tax legislation, if the taxpayer cannot demonstrate by clear and convincing evidence that the tax filing discloses the true earnings of the taxpayer on its business carried on in the State of New Jersey, the New Jersey Director of the Division of Taxation may, at the director’s discretion, require the taxpayer to file a consolidated return for the entire operations of the affiliated group or controlled group, including its own operations and income.

As a Maryland business corporation, New Kearny is required to file an annual report with and pay annual franchise taxes to the State of Maryland.

MANAGEMENT

Shared Management Structure

The directors of New Kearny are the same persons who are the directors of Kearny Bank. In addition, each executive officer of New Kearny is also an executive officer of Kearny Bank. We expect that New Kearny and Kearny Bank will continue to have common executive officers until there is a business reason to establish separate management structures.

Directors

New Kearny has nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The mailing address for each person listed below is 120 Passaic Avenue, Fairfield, New Jersey 07004. Each of the persons listed as a director of Kearny-Federal is also a director of Kearny MHC and Kearny Bank.

The following table sets forth for each director of Kearny-Federal: name, position with Kearny-Federal, age, year of first election or appointment, and expiration of current term.

Name and Positions with Company	Age as of June 30, 2014	Year First Elected or Appointed(1)	Current Term to Expire
Theodore J. Aanensen	69	1986	2017
Director
John N. Hopkins	67	2002	2015
Director
John J. Mazur, Jr.	60	1996	2016
Chairman of the Board, Director
Joseph P. Mazza	70	1993	2017
Director
Matthew T. McClane	77	1994	2016
Director
John F. McGovern	53	1999	2016
Director
Craig L. Montanaro	48	2010	2015
President and Chief Executive Officer, Director
Leopold W. Montanaro	74	2003	2015
Director
John F. Regan	69	1999	2017
Director

Executive Officers

The following table sets forth information regarding our executive officers who are not members of the board of directors of Kearny-Federal. Age information is as of June 30, 2014. The executive officers of New Kearny and Kearny Bank are elected annually. Each of our executive officers has held their positions listed below for at least the past five years.

Name and Positions with Company	Age as of June 30, 2014	Year First Elected or Appointed(1)
William C. Ledgerwood	61	2002
Sr. Executive Vice President, Chief Operating Officer
Eric B. Heyer	52	2009
Executive Vice President, Chief Financial Officer
Sharon Jones	60	2002
Executive Vice President, Corporate Secretary
Patrick M. Joyce	49	2002
Executive Vice President, Chief Lending Officer
Erika K. Parisi	49	2002
Executive Vice President, Branch Administrator

(1)	Refers to the year the individual first became a director or executive officer of either Kearny-Federal or Kearny Bank. All current directors, except John N. Hopkins, Leopold W. Montanaro and Craig L. Montanaro who joined the Board in 2002, 2003 and 2010, respectively, became directors of Kearny-Federal on its incorporation in 2001.

Business Background of Our Executive Officers Who Are Not Directors

The business experience for the past five years of each of our executive officers who are not directors is set forth below. Unless otherwise indicated, the executive officer has held his or her position for the past five years.

William C. Ledgerwood was appointed Senior Executive Vice President and Chief Operating Officer in April 2014 and previously served as Executive Vice President and Chief Operating Officer since April 2011. He became Senior Vice President and Chief Financial Officer of Kearny Bank and Kearny-Federal in December 2006, and served as Senior Vice President, Treasurer and Chief Accounting Officer of Kearny Bank and Kearny-Federal from 2002 through 2006. He has been employed by Kearny Bank since 1998 and he is a graduate of Bucknell University and the National School of Banking at Fairfield University.

Eric B. Heyer was appointed Executive Vice President and Chief Financial Officer effective April 2014 and previously served as Senior Vice President and Chief Financial Officer since April 2011. He became First Vice President and Chief Accounting Officer of Kearny-Federal in October 2009 and of Kearny Bank in July 2009. Mr. Heyer had previously served as Senior Vice President, Treasurer and Chief Financial Officer of American Bancorp of New Jersey, Inc. from 1997 until its acquisition by Investors Bancorp, Inc. in May 2009.

Sharon Jones is the Executive Vice President and Corporate Secretary of Kearny MHC, Kearny-Federal and Kearny Bank. Appointed to the office of Corporate Secretary in 1994, she became a Vice President in 1997, a Senior Vice President in 2002 and an Executive Vice President in April 2014. Beginning her career at Kearny Bank in 1972 as a loan originator, she served as Assistant Vice President of Lending from 1982 to 1994 and also served as Director of Human Resources from 1994 to 2004.

Patrick M. Joyce was appointed Executive Vice President and Chief Lending Officer of Kearny Bank in April 2014, previously serving as Senior Vice President and Chief Lending Officer of Kearny Bank since 2002 and as Vice President of loan originations from 1999 to 2002. He was formerly employed by South Bergen Savings Bank as an Assistant Corporate Secretary and as a loan originator. He joined South Bergen Savings Bank in 1985. He joined Kearny Bank when South Bergen Savings Bank was acquired by Kearny Bank in 1999.

Erika K. Parisi was appointed Executive Vice President and Branch Administrator of Kearny Bank in April 2014, previously serving as Senior Vice President and Branch Administrator of Kearny Bank since 2002 and as Vice President and Branch Administrator from 1999 to 2002. She was formerly employed by South Bergen Savings Bank as Vice President and Branch Administrator and joined Kearny Bank when South Bergen Savings Bank was acquired by Kearny Bank in 1999. She joined South Bergen Savings Bank in 1991.

Business Experience and Qualifications of Directors

The Board believes that the many years of service that our directors have had with Kearny-Federal and Kearny Bank or with other financial institutions is one of the directors’ most important qualifications for service on the Board. This service has given them extensive knowledge of the business of Kearny Bank and Kearny-Federal. Furthermore, their service on Board committees, especially in areas of audit, compliance and compensation is critical to their ability to oversee the management of Kearny Bank by our executive officers. Service on the Board by the Chief Executive Officer (the “CEO”) is critical to aiding the outside directors to understand the crucial and complicated issues that are common in Kearny Bank’s business. Each outside director brings special skills, experience and expertise to the Board as a result of their other business activities and associations.

Theodore J. Aanensen is an owner and President of Aanensen’s, a luxury home remodeling and custom cabinetry company established in Kearny, New Jersey in 1951. A graduate of Upsala College in 1966, he has been President of Aanensen’s since 1982. He served as Chairman of the Board of Kearny Bank from January 2000 through January 2004 and as Chairman of the Board of Kearny-Federal and Kearny MHC from March 2001 through January 2004. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. With over 45 years of business experience, Mr. Aanensen has strong leadership, sales and customer assessment skills. Mr. Aanensen has developed a broad understanding of Kearny Bank’s industry based on his service on the Board of Directors since 1986, strengthening the Board’s collective knowledge of our business and the policies and practices of the Board as its governing body.

John N. Hopkins retired March 2011 as Chief Executive Officer of Kearny MHC, Kearny-Federal and Kearny Bank after serving in those positions since March 2010. Prior to March 2010, he served as President and Chief Executive Officer of Kearny MHC, Kearny-Federal and Kearny Bank, positions he had held since 2002. He had served Kearny Bank as Executive Vice President from 1994 to 2002 and as Chief Financial Officer from 1994 to 1999. His career at Kearny Bank began in 1975. Mr. Hopkins was elected to serve as a Director in 2002 and currently serves on the Boards of Directors of Kearny Bank, Kearny-Federal and Kearny MHC. He is a graduate of Fairleigh Dickinson University. Active in professional and charitable organizations, he served on several committees of the New Jersey Bankers Association, the Board of Directors of TICIC, Inc., a consortium that provides long-term financing for affordable and senior housing in New Jersey, Chairman of the Board of Trustees of Clara Maass Medical Center and Director Emeritus of the Rutherford Senior Citizens Center (55 Kip Center). His many years of service in the operations of Kearny Bank and his past duties as Chief Executive Officer of Kearny-Federal and Kearny Bank bring a special knowledge of the financial, economic and regulatory challenges we face which makes him well suited to counseling the Board on these matters.

Joseph P. Mazza has been the sole owner of a dental practice in Rutherford, New Jersey since 1971. A graduate of Seton Hall University and the University of Pennsylvania, he currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. He also serves on the Board of Directors of the Rutherford Senior Citizens Center (55 Kip Center). Dr. Mazza has been active in both professional and charitable organizations and has over 40 years of business experience. He served in the U.S. Army from 1969 to 1971, both in the U.S. and in Vietnam, and then continued to serve in the U.S. Army Reserves as a Lieutenant Colonel through 1993. Dr. Mazza brings to the Board strong leadership and business management skills along with valuable experience relating to governance and ethical issues.

John J. Mazur, Jr. is the sole owner and President/Chief Executive Officer of Elegant Desserts, a wholesale bakery located in Lyndhurst, New Jersey, that sells gourmet cakes locally and nationally. A 1976 graduate of Villanova University, he opened this business in 1994. From 1976 to 2003, he was also a partner and general manager of Mazur’s Bakery, in Lyndhurst, New Jersey, a family owned business that operated from 1936 until 2003 when it was sold. He became Chairman of the Board of Directors of Kearny MHC, Kearny-Federal and Kearny Bank in January 2004. Mr. Mazur is a resident of New Jersey and serves on the Board of the Meadowlands Chamber of Commerce as well as serving as Chairman of the Council of Regents for Felician College. Mr. Mazur brings strong marketing and sales skills to the Board as well as a wide range of experience in business management and employee relations.

Matthew T. McClane retired in 2002 as President and Chief Executive Officer of Kearny Bank after serving in that position since 1994 and as President and Chief Executive Officer of Kearny MHC and Kearny-Federal after serving in those positions since 2001. After graduating from St. Peter’s College and serving in the U.S. Army Reserves, he began his career with Kearny Bank in December of 1967. His many years of service included a wide range of responsibility for operations and human resources at Kearny Bank, which together with his past duties as Chief Executive Officer of Kearny-Federal and Kearny Bank bring a special insight and knowledge of personnel challenges along with financial, economic and regulatory challenges we face. This acute insight and knowledge makes him well suited to educating the Board on these matters. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal and remains active in the community as a member, past President and current Secretary of the Optimist Club of Kearny, New Jersey.

John F. McGovern has worked as a self-employed Certified Public Accountant (CPA) and Certified Financial Planner (CFP) since 1984 and holds the designation of Personal Financial Specialist (PFS) from the American Institute of Certified Public Accountants. Since 2001, he has been a federally registered investment advisor. Mr. McGovern is also the owner of McGovern Monuments, Inc. a monument sales and lettering company located in North Arlington, New Jersey that has been family owned and operated since 1924. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. Mr. McGovern, as a CPA/PFS and CFP, has strong risk assessment, financial reporting and internal control expertise as well as extensive knowledge of accounting and regulatory issues. He has been designated as an audit committee financial expert under the Securities and Exchange Commission’s rules and regulations. Through his considerable experience as a CPA/PFS and CFP, Mr. McGovern provides an essential understanding of public accounting and financial matters to the Board. As a resident of New Jersey, he is involved in local and community organizations including the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Craig L. Montanaro was appointed President and Chief Executive Officer of Kearny-Federal and Kearny Bank in April 2011. Prior to that time, he had served as President and Chief Operating Officer since April 2010. He previously performed the duties of Senior Vice President and Director of Strategic Planning for Kearny Bank and Kearny-Federal from 2005 to March 2010 and from 2003 to 2004 served as Vice President and Regional Branch Administrator. He is a 1988 graduate of Syracuse University earning a Bachelor’s Degree in finance and marketing and in 2000 received his MBA from Fairfield University. He also received a Graduate Degree in banking from the National School of Banking at Fairfield University. Mr. Montanaro, formerly employed by West Essex Bank as Senior Vice President and Chief Operating Officer, joined Kearny Bank when that bank was acquired by Kearny Bank in 2003. West Essex Bank had employed him beginning in 1988. In addition to solid management and administrative skills, his knowledge and understanding of the financial, economic, social and regulatory environments make him a valuable asset to Kearny-Federal, Kearny Bank and to the Board of Directors. Craig L. Montanaro is the son of Director Leopold W. Montanaro.

Leopold W. Montanaro is retired and was the Chairman, President and Chief Executive Officer of West Essex Bancorp, Inc. and West Essex Bank, located in Caldwell, New Jersey, until that bank was acquired by Kearny-Federal on

July 1, 2003. He was employed by West Essex Bank beginning in 1972. He serves as a director of Kearny Bank, Kearny-Federal and Kearny MHC. His past service as President of a financial institution, director on the board of the Federal Home Loan Bank of New York, Chairman of the Board of Directors of the New Jersey Thrift and Bankers Association and his participation in our local community for 45 years brings special knowledge of the financial, economic and regulatory challenges we face as well as knowledge of the local economy and business opportunities for Kearny Bank. He is the father of Craig L. Montanaro, President and Chief Executive Officer of Kearny Bank and Kearny-Federal.

John F. Regan now retired, was the majority shareholder and President of two automobile sales and service companies, DeMassi Pontiac, Buick and GMC, located in Riverdale, New Jersey and Regan Pontiac, Buick and GMC, located in Long Island City, New York since 1995. Both companies closed in March 2009, and in July 2009, both companies filed for bankruptcy. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. Mr. Regan is a resident of New Jersey and his involvement in our local community brings knowledge of the local economy and business opportunities for Kearny Bank. Mr. Regan, while operating his automobile business, developed solid leadership and business management skills as well as a depth of knowledge in the areas of operational efficiency and effectiveness which are a valuable asset to the Board.

Board Independence

The board of directors determines the independence of each director in accordance with Nasdaq Stock Market rules, which include all elements of independence as set forth in the listing requirements for Nasdaq securities. The board of directors has determined that Messrs. Aanensen, Mazza, Regan, Mazur, McClane, McGovern and Hopkins are “independent” directors within the meaning of such standards. In evaluating the independence of our independent directors, we found no transactions between us and our independent directors that are not required to be reported in this prospectus and that had an impact on our determination as to the independence of our directors.

Codes of Ethics

Kearny-Federal has adopted a Code of Ethics that reflects current circumstances and Securities and Exchange Commission and Nasdaq definitions for such codes. The code of business conduct and ethics covers Kearny-Federal, Kearny Bank and other subsidiaries. Among other things, the code of business conduct and ethics includes provisions regarding honest and ethical conduct, conflicts of interest, full and fair disclosure, compliance with law, and reporting of and sanctions for violations. The code applies to all directors, officers and employees of Kearny-Federal and subsidiaries. We have posted a copy of the Code of Ethics on our corporate website, at www.kearnybank.com, on the “Investor Relations” tab under the link “Governance Documents.” As further matters are documented, or if those documents (including the Code of Ethics) are changed, waivers from the code of business conduct and ethics are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on the corporate website at that address.

Transactions With Certain Related Persons

Since the beginning of the last fiscal year, no directors, officers or their immediate family members have had a direct or indirect material interest in any transactions in which we or any subsidiary were a participant involving an amount in excess of $120,000 (other than loans from Kearny Bank).

Kearny Bank makes loans to its officers, directors and employees in the ordinary course of business. Kearny Bank has adopted written policies governing these loans. In accordance with federal regulations, all such loans or extensions of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Kearny Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved in advance by the Board of Directors with any interested director abstaining. Loans to insiders are monitored on a monthly basis to ensure continued compliance with Kearny Bank’s lending policies.

COMPENSATION DISCUSSION AND ANALYSIS

Stockholder Advisory Votes on Executive Compensation.

At the 2011 and 2014 Annual Meetings of Stockholders, the stockholders (including Kearny MHC) approved the advisory vote on our executive compensation policies and practices as disclosed in the Compensation Discussion and Analysis (“CD&A”) and the proxy statement by more than 95% of the shares voting on the matter. In addition, at the 2011 Annual Meeting of Stockholders, the stockholders approved an advisory vote recommending that such advisory vote be taken every three years by more than 91% of the shares voting on the matter. The next advisory vote on executive compensation is scheduled to be taken at the annual meeting of Kearny-Federal stockholders in 2017.

General Policy

The objective of our executive compensation program is to offer competitive short-term and long-term compensation opportunities that will attract, motivate and retain qualified and talented executives who will help facilitate improved financial performance and earnings growth with a focus on enhancing long-term value for our stockholders. Our executive compensation program is intended to align the interests of our executive officers with stockholders by rewarding performance measured against the approved annual corporate budget, and by rewarding strong executive leadership and superior individual performance. Compensation levels for executives are established after considering factors that include, but are not limited to, our financial performance and competitive labor market conditions. Furthermore, qualitative factors such as overall job performance, individual leadership, teamwork, and community involvement are considered in compensation deliberations.

Components of Compensation

In establishing and evaluating executive compensation, the Compensation Committee concentrates on several fundamental pay components: base salary, bonus compensation, retirement income opportunity and long-term performance-based incentives through equity based compensation.

Base Salary: Salary levels for senior executives and other officers are reviewed by the Compensation Committee on an annual basis. Salary levels reflect an individual’s job responsibilities, career experience and job performance and the Compensation Committee’s analysis of competitive marketplace conditions for similar positions.

Bonus Compensation: We seek to reward the achievement of our and Kearny Bank’s business objectives by providing bonus compensation to those individuals who play an instrumental role in defining and then achieving or exceeding specific previously determined organizational business objectives. Although the Compensation Committee’s decisions are discretionary, the general factors that are used to determine bonuses are: (1) the actual company performance achieved as detailed in the annual operating budget; (2) an individual’s contribution to our and Kearny Bank’s achievement of its goals as detailed in its business plan and the annual operating budget since the executive’s last evaluation; and (3) the individual’s demonstrated capacity to adapt to changing business needs. No specific weightings of these factors were used to calculate bonuses. The Compensation Committee reviews the corporate performance following the end of the planning year as measured against the corporate budget approved by the Board for such year. The aggregate bonus pool accrued during the 2014 fiscal year was equal to 5.50% of total employee base compensation. While the Compensation Committee considers actual corporate performance compared against its corporate budget, aggregate bonus compensation and individual bonus awards are not directly tied to that measure.

Retirement Income Opportunity: Another component of both our and Kearny Bank’s executive compensation strategy is retirement income opportunity. Presently, retirement income opportunity involves Kearny Bank’s defined benefit pension plan and the Benefits Equalization Plan related to the defined benefit plan (each of which have been frozen as of July 1, 2007 so that future service or salary changes will not increase retirement benefits). Kearny Bank also maintains a 401(k) Plan and an Employee Stock Ownership Plan (“ESOP”) and related ESOP Benefits Equalization Plan. The retirement income programs provide a significant inducement for long-term retention of high-performing executives.

Equity Based Compensation: Our stockholders approved our Stock Compensation and Incentive Plan in 2005. Through this plan, senior executives and other officers may be awarded stock options and restricted stock awards that will offer them the possibility of future compensation opportunity depending on the executive’s continued employment with us and Kearny Bank and the long-term price appreciation of our common stock. During the fiscal years ended June 30, 2014, 2013 and 2012, no equity awards were made to any of our named executive officers, except for a stock option and restricted stock award made to former Executive Vice President Vuong on April 1, 2014. The Compensation Committee may grant equity-based compensation from time to time and it considers making awards in conjunction with the value of the other components of compensation in order to evaluate the overall value of each compensation component to senior executive and other officers. Although the stock options previously awarded to the executive officers do not currently represent a significant component of the overall compensation program, at the time of grant it was anticipated that such options would provide a meaningful compensation opportunity in the longer term in conjunction with long-term increases in stockholder value as measured by anticipated future appreciation in the market value of our stock. Such equity awards were granted in an effort to provide the senior executives and other officers with long-term performance and retention incentives consistent with our objective of enhancing long-term value for our stockholders.

In connection with the conversion, all outstanding stock options and restricted stock awards granted under the Stock Compensation and Incentive Plan will be exchanged for new stock options and shares of New Kearny common stock, as applicable, pursuant to the exchange ratio related to the conversion. All such awards will continue to be subject to the applicable terms of the award agreement.

Other Important Components of the Compensation Program: In addition to these components of the compensation program, we also maintain employment agreements, including change in control severance protection for the executive officers named in the Summary Compensation Table, insurance programs and other benefit programs, and perquisites and other personal benefits, all consistent with industry practices in our market areas. All of these components of the compensation program are intended to maintain a competitive compensation program necessary to reward our executive officers for achieving our corporate goals and objectives and to provide the necessary job security and protections so that they may focus on achieving improved financial performance for us and our stockholders and to permit us to recruit new professional staff from time to time as necessary.

Senior Management Incentive Compensation Plan—Short Term Incentives

The primary objective of our Senior Management Incentive Compensation Plan (the “Incentive Compensation Plan”) is to motivate and reward senior management for achieving specific New Kearny goals that support our profitability, growth and prudent management of risk.

Eligibility is limited to executives and certain senior vice president positions that have a significant impact on the success of New Kearny. Participants include the officer tier levels of Senior Vice President, Executive Vice President, Senior Executive Vice President and President and Chief Executive Officer. Participants will be nominated by the President and Chief Executive Officer and approved by the Compensation Committee.

The performance goals are defined each year and approved by the Compensation Committee. At the beginning of each fiscal year, the President and Chief Executive Officer proposes performance goals to the Compensation Committee. The Compensation Committee discusses the proposed New Kearny goals with the Chief Executive Officer and incorporates appropriate modifications before adoption by the Compensation Committee.

Actual payouts are expected to vary each year based on a combination of New Kearny and individual performance. Funding for the Incentive Compensation Plan can range from 0% to 50% of a participant’s base salary depending on New Kearny performance and strategic achievements. For the fiscal year ending June 30, 2015, target annual incentive opportunities for different performance goals are 25% of base salary, and payments to the named executive officers will not exceed 50% of base salary depending on the performance of New Kearny.

After the end of the performance year, the President and Chief Executive Officer will provide the Compensation Committee with a summary of each officer’s performance and incentive recommendations based on their individual performance results relative to specific goals set at the start of the year. The Compensation Committee will conduct a similar review of the President and Chief Executive Officer, which includes input concerning the President and Chief Executive Officer’s performance from the Board of Directors, assessing individual goals, and overall contributions for the year. The Compensation Committee determines the President and Chief Executive Officer’s award and approves the officer awards. The Compensation Committee retains the discretion to modify incentive payouts based on significant individual or New Kearny performance shortfalls and/or regulatory and safety and soundness considerations. The Compensation Committee also has the discretion to make the award, or a portion of the award, payable in the form of equity, if desired, to facilitate officers’ ownership guidelines.

In order to ensure incentives are funded based on profits, New Kearny must achieve at least a threshold level of net income for any performance factor to pay above target levels. Threshold net income is defined as 75% of Kearny Bank’s budget for the Incentive Compensation Plan year. If Kearny Bank does not achieve the threshold net income level, incentive payout awards for any one-performance factor will be capped at target level. If performance falls below 50% for any individual performance factor, no incentive compensation will be paid out on that performance measure. Additionally, an overall floor has been instituted in which no payout will result if net income falls below 50% of target. The Incentive Compensation Plan may be adjusted for extraordinary items at the discretion of the Compensation Committee with Board approval.

The size of the incentive pool funding is determined based on New Kearny performance relative to the following performance targets: Net Income, Return on Average Assets, Earnings Per Share, Loan Growth, Core Deposit Growth, and certain other risk management factors such as Asset Quality or Interest Rate Risk. Each goal has a defined range of acceptable performance (underperformance, target and outperformance). If target is achieved, 100% of the pool is credited for that metric. If the minimum threshold is achieved, 50% of the pool is credited for that metric and outperformance is credited at 200%, with payment to a named executive officer capped at 50% of base salary.

The Compensation Committee weights each named executive officer’s annual performance targets under the Incentive Compensation Plan differently based on both corporate financial targets and individual goals. As an example, certain named executive officers may have higher weights assigned to corporate financial targets and lower weights assigned to their individual goals based on the nature of their job and the associated responsibilities.

The objective is to ensure our Incentive Compensation Plan is funded appropriately based on profits and strategic results.

In the event New Kearny or Kearny Bank is required to restate its financial statements, the effect of which negatively impacts reported financial results, participants will be required to forfeit any incentive award earned or distributed during the period for which the restatement is required in excess of what they would have otherwise received based on restated results. The Compensation Committee has discretion in determining the application of clawbacks and the amounts to be reclaimed.

The Incentive Compensation Plan was implemented effective July 1, 2014, and accordingly no awards were made under the Incentive Compensation Plan for the fiscal year ended June 30, 2014.

Administration of Compensation Program

The Compensation Committee of Kearny-Federal is responsible for the administration of the compensation program for the Chief Executive Officer and the other executive officers. The Compensation Committee meets periodically throughout the fiscal year, to determine annual salary adjustments, cash bonus and any equity awards for senior executive and other officers. Kearny-Federal does not have a formal policy addressing each specific type of compensation. The Compensation Committee considers a variety of factors as it evaluates compensation for each officer, including:

•	overall Kearny-Federal financial performance as compared to budget and prior year’s performance;

•	bank regulatory compliance and examination results;

•	bank performance metrics compared to other financial services companies in our market area, including return on assets, return on equity, level of non-performing loans and efficiency ratio;

•	the individual achievements of each officer in their respective areas of responsibility; and

•	the market competitiveness of Kearny-Federal’s compensation and benefits programs applicable to its executive management.

The Compensation Committee does not assign a specific weight to any given factor, and no factor has more specific weight than another factor considered. Annual salary increases are generally made in amounts deemed necessary to maintain the competitiveness of the salary structure. Absent a material increase in duties performed by an executive or a significant change in the economic or competitive environment, salaries are not increased materially from year to year.

Mr. Montanaro, serving as the Chief Executive Officer, met with the Compensation Committee to discuss the performance evaluations of each of the executive officers, excluding him, and presented his recommendations. Mr. Montanaro is not present for any discussion involving his personal compensation.

The Compensation Committee awards specific bonus amounts for each executive officer after reviewing Kearny-Federal’s most recently completed fiscal year results and individual performance. Beginning on July 1, 2014, and for the fiscal year ending June 30, 2015, the Compensation Committee will approve bonuses under the terms of the Incentive Compensation Plan as described above. Kearny-Federal has never been required to materially adjust or restate its reported earnings. If Kearny-Federal is required to restate its financial statements, the effect of which negatively impacts reported financial results, participants in the Incentive Compensation Plan will be required to forfeit incentive awards earned or distributed during the period for which the restatement is required in excess of what they would have otherwise received based on restated results. Under the Dodd-Frank Act, a policy of recoupment of incentive compensation will be required for institutions above $1.0 billion in asset size. Kearny-Federal will be implementing such a recoupment policy in the future to comply with such requirements following issuance of final regulations by our Federal banking regulators.

The Board of Directors believes that equity-based compensation is important in aligning the interests of management with those of stockholders and has established the ESOP and Kearny-Federal’s 2005 Stock Compensation and Incentive Plan to help facilitate this objective. Although each of the executive officers has a substantial personal investment in our common stock, the Board of Directors does not have any formal equity ownership requirements or guidelines for our executive officers or directors.

Committee Review of Executive Compensation

In making its recommendations regarding executive compensation at calendar year-end 2013, the Compensation Committee considered various factors, including the financial condition and performance of Kearny-Federal compared to Kearny-Federal’s operating budget, the current economic conditions and interest rate environment, and the executive officer’s efforts to generate revenues and implement cost reduction strategies. The Compensation Committee also considers the individual performance of the executive officers, attainment of strategic business initiatives and regulatory compliance. The Compensation Committee has considered the potential risks to which the incentive compensation programs may expose Kearny-Federal, and the established policies, controls and procedures of Kearny-Federal and Kearny Bank that exist to protect against such risks to Kearny-Federal (See “—Compensation Risk Assessment”).

The Compensation Committee utilizes publicly available information to gather information related to compensation practices for executive officers of financial services companies in order to determine market competitive levels of compensation as well as reviewing internal pay levels within the executive group. The Compensation Committee’s review of such information includes an analysis of the compensation practices for executive officers of financial services companies with assets of between $1.0 billion and $5.0 billion located in New Jersey and in the adjacent states of New York and Pennsylvania within approximately 100 miles of Fairfield, New Jersey. In November 2013, these companies consisted of BCB Bancorp, Inc., Beneficial Mutual Bancorp, Inc., Bryn Mawr Bank Corporation, Cape Bancorp, Inc., Center Bancorp, Inc., Clifton Savings Bancorp, Inc., Customers Bancorp, Inc., Dime Community Bancshares, Inc., ESSA Bancorp, Inc., First of Long Island Corporation, Flushing Financial Corporation, Fox Chase Bancorp, Inc., Hudson Valley Holding Corp., Intervest Bancshares Corporation, Lakeland Bancorp. Inc., Northfield Bancorp, Inc., Ocean Shore Holding Co., OceanFirst Financial Corp., Oritani Financial Corp, Peapack-Gladstone Financial Corporation, Suffolk Bancorp, Sun Bancorp, Inc. and Univest Corporation of Pennsylvania.

In November 2013, the Compensation Committee reviewed the total salary plus cash bonus payments received by the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Lending Officer and the Chief Risk Officer for the companies in this comparative group as reported in the summary compensation table of such companies as set forth in the most recent annual meeting proxy statements as filed with the Securities and Exchange Commission. The Compensation Committee reviewed the reported compensation for the comparable group’s 25th percentile, median and 75th percentile with respect to total salary and total salary plus cash bonus paid by this group of companies for each executive position reviewed. The Compensation Committee reviewed such data prior to making its salary and cash bonus decisions in late 2013 with respect to the executive officers included in the Summary Compensation Table. Kearny-Federal does not engage in any specific benchmarking of total compensation or specific elements of compensation to a predetermined peer group of companies when determining compensation levels for its executive officers. The comparison companies and the elements of compensation that are compared are reviewed annually and may change from year-to-year. The Compensation Committee makes decisions regarding each individual executive’s target total compensation opportunity with consideration of the goal of motivating and retaining an experienced and effective management team.

In June 2014, the Compensation Committee reviewed updated total salary and total salary plus cash bonus compensation received by the Chief Executive Officers, the Chief Operating Officers, the Chief Financial Officers and the Chief Lending Officers for the companies in this comparative group as reported in the summary compensation table of such companies. The Compensation Committee reviewed updated compensation information with respect to the comparable group’s 25th percentile, median and 75th percentile with respect to total salary and total salary plus cash bonus paid by this group of companies for each executive position reviewed. The Compensation Committee determined that the compensation decisions made in December 2013 were consistent with the updated market data available.

The Compensation Committee has access to the public disclosures of comparable companies and available trade compensation surveys through Kearny-Federal’s internal resources and its business advisors. However, the Compensation Committee formulates its own compensation decisions based upon its review and analysis of such data, rather than relying on the analysis and recommendations of third-party consultants. The Compensation Committee utilized the services made available through ADP and IBM (formerly Kenexa) to assist the Compensation Committee in the review of certain matters, including developing compensation benchmarks for job positions organization-wide and developing incentive compensation programs for all executive and other positions throughout the organization.

The Compensation Committee is responsible for conducting periodic reviews of the executive compensation of senior executives, including the President and Chief Executive Officer. The Compensation Committee determines salary levels for senior executives and other officers and amounts of cash bonuses to be distributed to those individuals, if and as appropriate. Awards to senior management and key employees under Kearny-Federal’s 2005 Stock Compensation and Incentive Plan are determined by the Compensation Committee.

The Compensation Committee met during November and December 2013 and reviewed the compensation of the senior officers, Kearny-Federal’s operating performance, the competitive market competition data and determined to increase the base salaries of the named executive officers, other than the President and Chief Executive Officer and Senior Executive Vice President and Chief Operating Officer, by 5% effective as of January 1, 2014. The Compensation Committee also approved a bonus payment equal to 3% of base salary to each of the named executive officers. Such cash bonuses awarded in December 2013 related to performance for the fiscal year ended June 30, 2013.

Compensation of the Chief Executive Officer

In assessing appropriate types and amounts of compensation for the CEO, the Board evaluates both corporate and individual performance. Individual factors include the CEO’s initiation and implementation of successful business strategies; maintenance of an effective management team and management succession planning; and various personal qualities, including leadership, commitment, and professional and community standing.

In November 2013 the Compensation Committee reviewed Kearny-Federal’s fiscal year 2013 operating results, as well as the job performance of President and CEO, Craig Montanaro. The Compensation Committee believes that Mr. Montanaro has made significant contributions to our ongoing success, including his vision and leadership efforts in terms of the transformation process that is still occurring at Kearny-Federal and Kearny Bank, including the significant increase in commercial loan growth that has occurred, improvements in Kearny Bank’s deposit products mix profitability, as well as asset quality improvements. The Compensation Committee also considered his leadership in efforts to control organizational cost while increasing revenues and profitability. The Compensation Committee also considered his efforts with Kearny-Federal and Kearny Bank in establishing good working relationships with the organizations’ new banking regulators (the Federal Reserve Board and the OCC), and the significant regulatory compliance changes that Kearny-Federal and Kearny Bank have had to comply with over the last two years. Additionally, the Compensation Committee considered the median and 75th percentile base salary and total cash compensation paid to the CEO of the comparative peer group companies. Mr. Montanaro did not receive a base salary increase for 2014. The Compensation Committee did approve a bonus award of $13,500 (representing 3% of base salary) for the fiscal year 2013 performance.

Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code, companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1.0 million per year for the Chief Executive Officer and the three most highly paid executive officers listed in the summary compensation table other than the Chief Financial Officer. Compensation that is “performance-based” under the Internal Revenue Code’s definition is exempt from this limit. Stock option grants by Kearny-Federal are intended to qualify as performance-based compensation.

The Compensation Committee does not have a formal policy with respect to the payment of compensation in excess of the deduction limit. The Compensation Committee’s practice is to structure compensation programs offered to the executive officers with a view to providing incentives necessary to attract, retain and reward our executive officers. In most instances, such compensation is anticipated to satisfy the requirements for tax-deductibility. The Compensation Committee may determine to authorize payments, all or part of which would be nondeductible for federal tax purposes. It is anticipated that all compensation earned for the fiscal year ended June 30, 2014 will be a deductible expense for tax purposes in accordance with Section 162(m) of the Internal Revenue Code.

Compensation Actions Taken After 2014 Fiscal Year End

On September 10, 2014, the directors and executive officers, other than Mr. Heyer, exercised the stock options of Kearny-Federal which were granted to them during 2005 (the “2005 Options”). Mr. Heyer did not hold any 2005 Options since he joined the company subsequent to the grant of the options. In accordance with the terms of the 2005 Compensation and Incentive Plan: (i) the 2005 Options were required to be exercised within ten years from the date of the grant (i.e., before December 2015) or the options would expire and be worthless, and (ii) upon exercise, Kearny-Federal paid each option holder a cash payment equal to the difference between the fair market value of the Kearny-Federal common stock, as determined on the date of exercise, over the exercise price multiplied by the number of stock options in order to avoid issuing additional shares of Kearny-Federal common stock, which would dilute shareholders. Certain compensation tables, which are provided below, report information as of June 30, 2014, and therefore include the 2005 Options.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Prospectus.

Compensation Committee: Theodore J. Aanensen (Chair), John J. Mazur, Jr., Joseph P. Mazza and Matthew T. McClane

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Directors Aanensen, Mazur, Mazza and McClane. Members of the Compensation Committee are non-employee directors of Kearny-Federal and Kearny Bank. No member of the Compensation Committee or any other director is, or was during fiscal year 2014, an executive officer of another company whose board of directors has a comparable committee on which one of Kearny-Federal’s executive officers serves. None of the executive officers of Kearny-Federal is, or was during fiscal year 2014, a member of the board of directors or a comparable compensation committee of a company of which any of the directors of Kearny-Federal is an executive officer.

Compensation Risk Assessment

During the 2014 fiscal year, senior management conducted an updated Compensation Risk Assessment which was presented to and reviewed by the Compensation Committee. This Compensation Risk Assessment concluded Kearny-Federal’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Kearny-Federal.

Executive Compensation

Summary Compensation Table. The following table sets forth for the fiscal years ended June 30, 2014, 2013 and 2012 certain information as to the total compensation paid to our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and our three other most highly compensated executive officers. Each executive is referred to as a named executive officer.

Name and Principal Position	Year	Salary($)	Bonus($)	Stock Awards(1)($)	Option Awards(1)($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)($)	All Other Compensation(3)($)	Total($)
Craig L. Montanaro	2014	450,000	13,500	—	—	10,000	76,284	549,784
President and	2013	375,000	15,000	—	—	—	41,637	431,637
Chief Executive Officer	2012	300,000	15,000	—	—	31,000	50,294	396,294

William C. Ledgerwood	2014	300,600	9,018	—	—	36,000	55,773	401,391
Sr. Executive Vice President	2013	285,600	13,530	—	—	—	44,236	343,366
and Chief Operating Officer	2012	270,600	13,530	—	—	87,000	47,229	418,359

Patrick M. Joyce	2014	275,348	8,059	—	—	26,000	39,625	349,032
Executive Vice President	2013	263,466	12,915	—	—	—	31,301	307,682
and Chief Lending Officer	2012	258,300	12,915	—	—	74,000	35,366	380,581

Eric B. Heyer	2014	245,180	7,176	—	—	—	35,285	287,641
Executive Vice President	2013	234,600	11,500	—	—	—	24,721	270,821
and Chief Financial Officer	2012	230,000	11,340	—	—	—	27,850	269,190

Khanh B. Vuong	2014	230,881	25,000	110,925	129,000	—	32,935	528,741
Executive Vice President,	2013	208,904	25,000	—	—	—	13,609	247,513
Chief Risk Officer and Chief Investment Officer(4)	2012	177,624	25,000	—	—	—	1,872	204,496

(1)	These amounts represent the aggregate grant date fair value for outstanding restricted stock awards and stock option awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. The assumptions used to determine the value of restricted stock awards and stock option awards described in Note 16 to the audited consolidated financial statements. For stock option awards, amounts reported are grant date fair values computed based upon the Black-Scholes options valuation model, which estimated the present dollar value of Kearny-Federal’s common stock options at the time of the grant. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the options is exercised. Therefore, there is no assurance that the value realized by a named executive officer will be at or near the value shown above. For restricted stock awards, the amount shown reflects the aggregate grant date fair value of restricted stock awards granted to a named executive officer on April 1, 2014 with a grant date market value of $14.79 per share. Since all grants vest (are earned) at a rate of 20% per year beginning in 2015, the named executive officer will not recognize any income from the awards during 2014.
(2)	Includes for each individual the increase (if any) for the fiscal year in the present value of the individual’s accrued benefit (whether or not vested) under each tax-qualified and non-qualified actuarial or defined benefit plan calculated by comparing the present value of each individual’s accrued benefit under each such plan in accordance with FASB ASC Topic 715 as of the plan’s measurement date in such fiscal year to the present value of the individual’s accrued benefit as of the plan’s measurement date in the prior fiscal year.

(3)	For fiscal year 2014, all other compensation included the following:

Name	401(k) Plan Employer Contribution($)	Bank Owned Life Insurance (Taxable)($)	Allocation of Shares Under the ESOP*($)	Long-Term Care Insurance Premium($)	Accrued Dividends on Unvested Stock Awards($)	Auto($)	Country Club Dues($)
Craig L. Montanaro	—	727	54,967	3,212	—	6,714	10,664
William C. Ledgerwood	6,937	1,394	35,692	4,750	—	7,000	—
Patrick M. Joyce	5,211	521	31,201	2,692	—	—	—
Eric B. Heyer	7,079	629	27,577	—	—	—	—
Khanh B. Vuong	6,926	484	25,525	—	—	—	—

*	For Messrs. Montanaro, Ledgerwood and Joyce includes regular ESOP allocations of $29,400, $29,401 and $29,401, respectively, and compensation under the related ESOP Benefits Equalization Plan of $25,567, $6,291 and $1,800, respectively.

(4)	Mr. Vuong ceased his employment with Kearny-Federal and Kearny Bank on January 23, 2015. Since Mr. Vuong was a named executive officer as of June 30, 2014, this prospectus discloses Mr. Vuong’s compensation as shown in each compensation table.

Grants of Plan-Based Awards. The following table provides information regarding options and restricted stock awards granted to the named executive officers during the fiscal year ended June 30, 2014.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Craig L. Montanaro	—	—		—		—	—
William C. Ledgerwood	—	—		—		—	—
Patrick M. Joyce	—	—		—		—	—
Eric B. Heyer	—	—		—		—	—
Khanh B.Vuong	April 1, 2014	7,500	(1)	30,000	(1)	$14.79	$239,925	(2)

(1)	Restricted stock awards and stock options vest at a rate of 20% per year, commencing on April 1, 2015.
(2)	Amounts reflect the full grant date fair value of the awards calculated in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year End. The following table provides information regarding options and restricted stock awards held by the named executive officers as of June 30, 2014.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)($)
Craig L. Montanaro	140,000	—	12.71	12/5/2015	—	—
William C. Ledgerwood	140,000	—	12.71	12/5/2015	—	—
Patrick M. Joyce	140,000	—	12.71	12/5/2015	—	—
Eric B. Heyer	18,000	12,000	10.16	4/1/2021	6,000	90,840
Khanh B. Vuong	—	30,000	14.79	4/1/2024	10,500	158,970

(1)	On April 1, 2011, restricted stock awards and stock options were granted to Mr. Heyer, and restricted stock awards were granted to Mr. Vuong, and the awards vest at the rate of 20% per year, beginning on the one-year anniversary of the date of the grant. On April 1, 2014, Mr. Vuong received a grant of stock options, and an additional 7,500 shares of restricted stock awards and both awards vest at the rate of 20% per year beginning on the one-year anniversary of the date of the award.
(2)	Based upon the closing market price of the stock as of June 30, 2014 of $15.14 per share as reported on the Nasdaq Global Select Market.

Option Exercises and Stock Vested. The following table sets forth information regarding the vesting of restricted stock awards to the named executive officers during the fiscal year ended June 30, 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1)($)
Craig L. Montanaro	—	—	—	—
William C. Ledgerwood	—	—	—	—
Patrick M. Joyce	—	—	—	—
Eric B. Heyer	—	—	3,000	44,370
Khanh B. Vuong	—	—	1,500	22,185

(1)	Based upon the fair market value of the stock on the date of vesting, April 1, 2014 of $14.79 per share as reported on the Nasdaq Global Select Market.

Pension Benefits. Kearny Bank is a participating employer in a multiple-employer pension plan sponsored by the Pentegra Defined Benefit Plan for Financial Institutions (the “Pension Plan”). Participants become fully vested in the Pension Plan upon the earlier of completion of five years’ service or attainment of the normal retirement age of 65. The Pension Plan is intended to comply with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Pension Plan provides for monthly payments to each participating employee at normal retirement age. A participant who is vested in the Pension Plan may take an early retirement and elect to receive a reduced monthly benefit beginning as early as age 45. The Pension Plan also provides for payments in the event of disability or death. The annual benefit amount upon retirement at age 65 equals 2% of the participant’s highest five-year average salary times years of service. Benefits are payable in the form of a monthly retirement benefit and a death benefit or an alternative form that is actuarially equivalent. Effective July 1, 2007, Kearny Bank “froze” all future enrollments and benefit accruals under its non-contributory defined benefit pension plan and related benefits equalization plan.

The following table provides information with respect to each defined benefit pension plan in which the named executive officers may receive payments or other benefits at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)($)	Payments During Last Fiscal Year($)
Craig L. Montanaro	Pension	4	81,000	—
William C. Ledgerwood	Pension	9	394,000	—
Patrick M. Joyce	Pension	8	202,000	—
Eric B. Heyer(2)	Pension	—	—	—
Khanh B. Vuong(2)	Pension	—	—	—

(1)	Assumes retirement at normal retirement age as defined in the Pension Plan. Present value is calculated using assumptions set forth in Note 16 to the audited consolidated financial statements.
(2)	Messrs. Heyer and Vuong do not participate in the Pension Plan or Benefits Equalization Plan.

ESOP. Kearny Bank maintains an ESOP, a tax-qualified defined contribution retirement plan, for all employees who have satisfied the ESOP’s eligibility requirements. Employees of Kearny Bank who have been credited with at least 1,000 hours of service during a 12-month period are eligible to participate in the ESOP. The ESOP borrowed funds from Kearny-Federal pursuant to a loan agreement and used those funds to purchase 1,745,700 shares of common stock for the ESOP in connection with Kearny-Federal’s minority stock offering in 2005. The purchased shares serve as collateral for the loan. The loan is being repaid principally through annual contributions to the ESOP by Kearny Bank over the 12-year loan term. The loan is currently scheduled to be paid off on March 31, 2017. Shares purchased by the ESOP are held in a suspense account for allocation among the participants’ accounts as the loan is repaid on a pro-rata basis.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated to each eligible participant’s plan account, based on the ratio of each participant’s compensation to the total compensation of all eligible participants. Vested benefits will be payable generally upon the participants’ termination of employment, and will be paid in the form of common stock. Pursuant to FASB ASC Topic 718-40, we are required to record a compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account.

In connection with the conversion, the ESOP is expected to purchase 5% of the shares of New Kearny common stock sold in the stock offering and issued to the Foundation. We anticipate that the ESOP will fund its stock purchase with a loan from New Kearny equal to the aggregate purchase price of the common stock. This loan will be repaid principally through

Kearny Bank’s contribution to the ESOP and dividends payable on the common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to be equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering. It is expected that the original ESOP loan from Kearny-Federal to the ESOP in connection with the minority stock offering will be refinanced and rolled into the loan to be received by the ESOP from New Kearny in connection with the conversion.

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released to the participants’ accounts as the loan is repaid, on a pro-rata basis. The trustee will allocate the shares released among the participants’ accounts on the basis of each participant’s proportional share of eligible plan compensation relative to all participants’ proportional share of eligible plan compensation. Following the consummation of the conversion, all shares of Kearny-Federal common stock currently held by the ESOP will automatically be converted to shares of New Kearny common stock pursuant to the exchange ratio.

401(k) Plan. Kearny Bank maintains a 401(k) Plan, a tax-qualified defined contribution retirement plan, for all employees who have satisfied the 401(k) Plan’s eligibility requirements. All eligible employees can begin participation in the 401(k) Plan on the first day of the month coinciding with or following the date on which the employee attains age 21 and has completed three months of service. A participant may contribute up to 75% of his or her compensation to the 401(k) Plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. For 2015, the salary deferral contribution limit is $18,000, provided, however, that a participant over age 50 may contribute an additional $6,000 to the 401(k) Plan. In addition to salary deferral contributions, the 401(k) Plan provides that Kearny Bank will make an employer matching contribution equal to 100% of the participant’s salary deferral contribution, provided that such amount does not exceed 3% of the participant’s compensation earned during the plan year. A participant is always 100% vested in his or her salary deferral contributions and employer matching contributions. Each participant has an individual account under the 401(k) Plan and may direct the investment of his or her account among a variety of investment options or vehicles available. In connection with the conversion, each participant will be eligible to purchase New Kearny common stock through the 401(k) Plan.

Nonqualified Deferred Compensation. Kearny Bank has implemented for its senior officers a Benefits Equalization Plan related to the ESOP, and Messrs. Montanaro, Ledgerwood and Joyce are currently the only participants. This plan constitutes a defined contribution plan providing for deferral of compensation on a non-tax-qualified basis. The purpose of this plan is to provide a benefit to senior officers of Kearny Bank whose benefits under the ESOP are limited by Sections 401(a)(17) and 415 of the Internal Revenue Code. For example, this plan provides participants with a benefit for any compensation that they may earn in excess of $265,000 (as indexed) comparable to the benefits earned by all participants under the ESOP for compensation earned below that level. Kearny Bank may utilize a grantor trust in connection with this plan in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of Kearny Bank’s general creditors in the event of insolvency, until paid to a participant following termination of employment according to the terms of the plan. Benefits under the plan will be paid in a lump sum in the form of shares of common stock to the extent permissible under applicable regulations, or in the alternative, benefits will be paid in cash based upon the value of such shares at the time that such benefit payments are made. The actual value of benefits under this plan and the annual financial reporting expense associated with this plan are calculated annually based upon a variety of factors, including the actual value of benefits for participants determined under the ESOP each year, the applicable limitations under the Internal Revenue Code that are subject to adjustment annually and the compensation of each participant at such time. Generally, benefits under the plan are taxable to each participant at the time of receipt of such payment, and Kearny Bank will recognize a tax-deductible compensation expense at such time.

The following table sets forth information with respect to named executive officers with accumulated benefits under the Benefits Equalization Plan related to the ESOP:

Name	Executive Contributions In Last Fiscal Year($)	Registrant Contributions in Last Fiscal Year($)(1)	Aggregate Gain/Loss in Last Fiscal Year($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year End($)(2)
Craig L. Montanaro	—	21,020	4,547	—	34,126
William C. Ledgerwood	—	4,627	1,644	—	9,675
Patrick M. Joyce	—	1,119	681	—	3,248

(1)	Contributions included in the “Registrant Contributions in Last Fiscal Year” column are included as compensation for the individual in the Summary Compensation Table.
(2)	Amounts included in the “Aggregate Balance at Last Fiscal Year End” have been reported as compensation for the individuals for years in which their summary compensation has been reported.

Current Employment Agreements. Kearny-Federal and Kearny Bank have entered into employment agreements with Craig L. Montanaro, pursuant to which his minimum base salary is currently $450,000. The salary payable under Mr. Montanaro’s agreement with Kearny-Federal, however, is reduced dollar-for-dollar for any salary payments made by

Kearny Bank. Mr. Montanaro’s employment agreements have a term of three years, and may be extended on or before each anniversary of the effective date upon determination of the Board of Directors that his performance has met the requirements and standards of the Board. As of June 30, 2014, the term of Mr. Montanaro’s employment has been extended to June 30, 2017. Pursuant to the terms of Mr. Montanaro’s employment agreement with Kearny Bank, he is generally entitled to participate in all discretionary bonuses, pension and other retirement benefit plans, welfare benefit plans and other equity, incentive and benefit plans and perquisites applicable to senior management of Kearny Bank. Upon his termination of employment at any time on or after attainment of age 62 and until he becomes eligible for Medicare coverage, Mr. Montanaro is eligible to receive reimbursement for participation in medical coverage comparable to coverage under Kearny Bank’s plan.

If Kearny Bank terminates Mr. Montanaro without “cause” as defined in the agreement, he will be entitled to (i) a continuation of his salary from the date of termination through the remaining term of the agreement, and (ii) during the same period, the cost of obtaining health, life, disability and other benefits at levels substantially equal to those provided on the date of termination of employment. If Mr. Montanaro’s employment is terminated involuntarily without cause during the term of the agreement following a “change in control” of Kearny-Federal or Kearny Bank, as defined in the agreement, or without cause within 24 months following a change in control, he will be paid an amount equal to 2.999 times his five-year average annual taxable cash compensation in a lump sum. Mr. Montanaro will also be entitled to the foregoing change in control severance payment and benefits if he voluntarily terminates his employment within 120 days following certain events within 24 months following a change in control of Kearny-Federal or Kearny Bank. All amounts payable as severance in respect of a change in control will be reduced to the extent necessary such that neither the payments under the employment agreement, nor any other payments, constitute “excess parachute payments” under Section 280G of the Internal Revenue Code. If a change in control payment had been made under Mr. Montanaro’s agreement as of June 30, 2014, the payment would have equaled approximately $1,188,325.

Kearny Bank also entered into amended and restated employment agreements with Senior Executive Vice President and Chief Operating Officer William C. Ledgerwood providing for a current minimum base salary of $300,600, Executive Vice President and Chief Lending Officer Patrick M. Joyce providing for a current minimum base salary of $282,063 and Executive Vice President and Chief Financial Officer Eric B. Heyer providing for a current minimum base salary of $251,160. These agreements each have a term of two years, and each provides for extension of the term on or before each anniversary of the effective date upon determination of the Board of Directors of Kearny Bank that the officer’s performance has met its requirements and standards. Pursuant to the terms of the employment agreements, each officer is generally entitled to participate in all discretionary bonuses, pension and other retirement benefit plans, welfare benefit plans and other equity, incentive and benefit plans and perquisites applicable to senior management of Kearny Bank. Upon termination of employment at any time on or after attainment of age 62, each of the officers and his or her dependent family is also permitted to continue to participate, at Kearny Bank’s expense, in the group medical plan sponsored by Kearny Bank until such time that the officer and his or her spouse become eligible for Medicare coverage. If terminated without cause, each of these officers will be entitled to (i) a continuation of his or her salary through the remaining term of the agreement, and (ii) during the same period, the cost of obtaining health, life, disability and other benefits at levels substantially equal to those provided on the date of termination of employment. As of June 30, 2014, the remaining term of the agreements for each of the other officers was approximately two years, so a continuation of salary through the end of the term would equal $601,200 for Mr. Ledgerwood, $550,696 for Mr. Joyce and $490,360 for Mr. Heyer if the officer were terminated without cause as of that date. The value of the continuation of health, life disability and other benefits through the end of the term for each officer would equal approximately $71,263 based on Kearny Bank’s current cost of providing those benefits.

If terminated involuntarily without cause during the term of the agreement following a “change in control” of Kearny-Federal or Kearny Bank, as defined in the agreement, or without cause within 24 months following a change in control, each of these officers will be paid an amount equal to 2.0 times his most recent total annual compensation paid to the officer or accrued by Kearny Bank (including amounts attributable to salary, bonus, deferred compensation and retirement plans) with respect to the officer for the most recently completed calendar year ending on or prior to such date of termination of employment of such officer. The sum shall be paid in one (1) lump sum not later than the date of such termination of service. Each of the officers will also be entitled to the foregoing change in control severance payment and benefits upon a voluntary termination of employment within 120 days following certain events within 24 months following a change in control of Kearny-Federal or Kearny Bank. All amounts payable to any of the officers as severance in respect of a change in control will be reduced to the extent necessary such that neither the payments under the employment agreement, nor any other payments, constitute “excess parachute payments” under Section 280G of the Internal Revenue Code. If change in control payments had been made under these agreements as of June 30, 2014, Mr. Ledgerwood would have received a payment of approximately $776,494, Mr. Joyce would have received a payment of approximately $678,206 and Mr. Heyer would have received a payment of approximately $562,064.

Anticipated Future Employment Agreements. In connection with the conversion, Kearny Bank intends to enter into new employment agreements with Messrs. Montanaro, Ledgerwood, Joyce and Heyer, which will be effective on the date of the conversion and will replace the current employment agreements described above. New Kearny will also enter into the agreements with Messrs. Ledgewood, Joyce and Heyer solely as a guarantor. In addition, New Kearny intends to enter into a new employment agreement with Mr. Montanaro, which will be substantially identical to the agreement Kearny Bank enters into with Mr. Montanaro, except the compensation payable under Mr. Montanaro’s agreement with New Kearny will be reduced dollar-for-dollar for any compensation paid by Kearny Bank. Messrs. Montanaro and Ledgerwood’s new agreements will have a three-year term, and the other new agreements will have a two-year term, each commencing on the first anniversary of the agreements (which is defined as July 1 of each calendar year) and renewing on each subsequent anniversary thereafter for an additional year so that the remaining term will be three years for Messrs. Montanaro and Ledgerwood’s agreements and two years for the other agreements, provided that the disinterested members of the board of directors of Kearny Bank conduct a performance evaluation of the executive and affirmatively approve the extension.

The proposed employment agreements will provide for a minimum annual base salary rate of $450,000, $300,600, $282,063, and $251,160 for Messrs. Montanaro, Ledgerwood, Joyce and Heyer, respectively. In addition to base salary, each executive will be generally entitled to participate in all discretionary bonuses, pension and other retirement benefit plans, welfare benefit plans and other equity, incentive and benefit plans and perquisites applicable to senior management of Kearny Bank. Upon the termination of an executive’s employment at any time on or after attainment of age 62 and until the executive becomes eligible for Medicare coverage, the executive will be eligible to receive reimbursement for participation in medical coverage comparable to coverage under Kearny Bank’s plan.

In the event of the executive’s involuntary termination of employment for reasons other than cause, disability or death, the executive will be entitled to a severance payment equal to the executive’s base salary for the remaining term of the agreement, payable in a lump sum within ten days of the executive’s termination of employment, and the executive will be entitled to be reimbursed for medical and dental coverage for the remaining term of the agreement. If severance payments had been made under these agreements as of June 30, 2014 for these types of terminations, Messrs. Montanaro, Ledgerwood, Joyce and Heyer, respectively, would have received approximately $1,350,000, $901,800, $550,696 and $490,360, respectively.

In the event the executive voluntarily resigns during the term of the employment agreement for “good reason” (as defined in the agreement), the executive will be entitled to a severance payment equal to the executive’s annual base salary, payable in a lump sum within ten days of the executive’s termination of employment. If severance payments had been made under these agreements as of June 30, 2014 for “good reason,” Messrs. Montanaro, Ledgerwood, Joyce and Heyer, respectively, would have received approximately $450,000, $300,600, $275,348 and $245,180, respectively.

In the event of a change in control of New Kearny or Kearny Bank followed within 24 months by the executive’s involuntary termination of employment for any reason other than cause or the executive’s termination for good reason, then in lieu of the severance benefits described immediately above, Messrs. Ledgerwood, Joyce and Heyerwill be entitled to a severance benefit equal to two times (three times for Mr. Ledgerwood) the executive’s total compensation earned during the most recently completed calendar year ending on or prior to the date of the executive’s termination of employment and Mr. Montanaro will be entitled to a severance benefit equal to 2.999 times his five-year average annual taxable cash compensation, payable in a lump sum within ten days of the executive’s date of termination of employment and the executives will be entitled to continued participation in non-taxable medical and dental coverage for the remaining term of the agreement. Messrs. Ledgerwood, Joyce and Heyer’s agreements (and not Mr. Montanaro’s agreements) will provide that change in control severance payments will be reduced, to the extent necessary, to avoid a penalty tax under Section 280G of the Internal Revenue Code. If change in control severance payments had been made under these agreements as of June 30, 2014, Messrs. Montanaro, Ledgerwood, Joyce and Heyer, respectively, would have received approximately $1,188,325, $1,164,741, $678,206 and $562,064, respectively.

For purposes of the employment agreements, “good reason” will be defined as: (i) a material reduction in the executive’s base salary or benefits (other than a reduction that is part of a good faith, overall reduction applicable to all employees); (ii) a material reduction in the executive’s authority, duties or responsibilities; or (iii) a material breach of the employment agreement by Kearny Bank.

Upon any termination of employment (except following a change in control), Messrs. Montanaro, Ledgerwood, Joyce and Heyerwill each be required to adhere to non-competition and non-solicitation covenants for six months.

Kearny Bank also anticipates entering into new employment agreements with certain other individuals, which will contain similar terms to the agreements for Messrs. Joyce and Heyer and change in control agreements with certain non-executive level officers, which will provide, in the event of a change in control of New Kearny or Kearny Bank followed within 24 months by the individual’s involuntary termination of employment for any reason other than cause or the executive’s termination for good reason, a severance payment equal to the individual’s annual base salary and bonus, payable in a lump sum within ten days of the individual’s termination of employment.

Executive Life Insurance Agreements. Kearny Bank is party to Executive Life Insurance Agreements with each of the named executive officers pursuant to which Kearny Bank has purchased life insurance policies on the named executive officers. Under the agreements, the beneficiaries of the named executive officers are entitled to a death benefit paid by the insurer from the policy proceeds equal to two times the named executive officer’s highest annual base salary in effect during the three calendar years prior to death if the named executive officer dies while employed by Kearny Bank or in effect during the three calendar years prior to retirement if the named executive officer is retired at the time of death and meets certain age and service requirements. The maximum death benefit, however, may not exceed $1.5 million. In the event of a change in control of Kearny Bank prior to the named executive officer’s death or retirement, the death benefit shall remain in effect regardless of whether the age and service requirements have been met.

Potential Payments Upon Resignation, Retirement or Termination. The table below reflects the amount of compensation payable to each of the named executive officers in accordance with each individual’s employment agreement and other benefit plans and agreements as discussed in the preceding sections in the event of termination of such executive’s employment. The amounts shown assume that such termination was effective as of June 30, 2014, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The amounts shown relating to unvested stock options and stock awards are based on the fair market value of Kearny-Federal common stock on June 30, 2014 of $15.14. The actual amounts to be paid out can only be determined at the time of such executive’s termination of employment.

Name and Plan	Voluntary Resignation($)	Early Retirement (at age 62)($)	Normal Retirement (at age 65)($)	Termination w/o Cause No Change in Control($)	Termination w/o Cause With Change in Control($)	Death($)	Disability($)
Craig L. Montanaro
Salary	—	—	—	1,350,000	1,188,325	37,500	1,035,000
Incentive/Bonus	—	—	—	13,500	—	—	13,500
Life Insurance	—	—	—	—	—	950,000	—

Total Cash Payments	—	—	—	1,363,500	1,188,325	987,500	1,048,500

Benefits
Medical/Vision	—	88,989	—	88,989	—	—	88,989
Dental	—	—	—	4,717	—	—	4,717
Life Insurance	—	468	156	468	—	—	468
LTD/LTC	—	—	—	11,886	—	—	11,886
Accident	—	—	—	792	—	—	792
ESOP BEP Benefits	25,567	25,567	25,567	25,567	25,567	25,567	25,567

Total Benefits	25,567	115,024	25,723	132,419	25,567	25,567	132,419

Total Cash & Benefits	25,567	115,024	25,723	1,495,919	1,213,892	1,013,067	1,180,919
Value Unvested Options Acceleration	—	—	—	—	—	—	—
Value Unvested Stock Awards Acceleration	—	—	—	—	—	—	—

Total	25,567	115,024	25,723	1,495,919	1,213,892	1,013,067	1,180,919

William C. Ledgerwood
Salary	—	—	—	601,200	776,494	25,050	495,990
Incentive/Bonus	—	—	—	9,018	—	—	9,018
Life Insurance	—	—	—	—	—	651,200	—

Total Cash Payments	—	—	—	610,218	776,494	676,250	505,008

Benefits
Medical/Vision	—	61,287	—	40,859	—	—	40,859
Dental	—	—	—	3,144	—	—	3,144
Life Insurance	—	468	156	312	—	—	312
LTD/LTC	—	—	—	11,000	—	—	11,000
Accident	—	—	—	528	—	—	528
ESOP BEP Benefits	6,291	6,291	6,291	6,291	6,291	6,291	6,291

Total Benefits	6,291	68,046	6,447	62,134	6,291	6,291	62,134

Total Cash & Benefits	6,291	68,046	6,447	672,352	782,785	682,541	567,142
Value Unvested Options Acceleration	—	—	—	—	—	—	—
Value Unvested Stock Awards Acceleration	—	—	—	—	—	—	—

Total	6,291	68,046	6,447	672,352	782,785	682,541	567,142

Potential Payments Upon Resignation, Retirement or Termination (continued)

Name and Plan	Voluntary Resignation($)	Early Retirement (at age 62)($)	Normal Retirement (at age 65)($)	Termination w/o Cause No Change in Control($)	Termination w/o Cause With Change in Control($)	Death($)	Disability($)
Patrick M. Joyce
Salary	—	—	—	550,696	678,206	22,945	454,324
Incentive/Bonus	—	—	—	8,059	—	—	8,059
Life Insurance	—	—	—	—	—	587,264	—

Total Cash Payments	—	—	—	558,755	678,206	610,209	462,383

Benefits
Medical/Vision	—	88,989	—	59,326	—	—	59,326
Dental	—	—	—	3,144	—	—	3,144
Life Insurance	—	468	156	312	—	—	312
LTD/LTC	—	—	—	6,793	—	—	6,793
Accident	—	—	—	528	—	—	528
ESOP BEP Benefits	1,800	1,800	1,800	1,800	1,800	1,800	1,800

Total Benefits	1,800	91,257	1,956	71,903	1,800	1,800	71,903

Total Cash & Benefits	1,800	91,257	1,956	630,658	680,006	612,009	534,286
Value Unvested Options Acceleration	—	—	—	—	—	—	—
Value Unvested Stock Awards Acceleration	—	—	—	—	—	—	—

Total	1,800	91,257	1,956	630,658	680,006	612,009	534,286

Eric B. Heyer
Salary	—	—	—	490,360	562,064	20,431	414,414
Incentive/Bonus	—	—	—	7,176	—	—	7,176
Life Insurance	—	—	—	—	—	528,400	—

Total Cash Payments	—	—	—	497,536	562,064	548,831	421,590

Benefits
Medical/Vision	—	88,989	—	59,326	—	—	59,326
Dental	—	—	—	3,144	—	—	3,144
Life Insurance	—	468	156	312	—	—	312
LTD/LTC	—	—	—	1,255	—	—	1,255
Accident	—	—	—	528	—	—	528
ESOP BEP Benefits	—	—	—	—	—	—	—

Total Benefits	—	89,457	156	64,565	—	—	64,565

Total Cash & Benefits	—	89,457	156	562,101	562,064	548,831	486,155
Value Unvested Options Acceleration	—	—	—	—	59,760	59,760	59,760
Value Unvested Stock Awards Acceleration	—	—	—	—	90,840	90,840	90,840

Total	—	89,457	156	562,101	712,664	699,431	636,755

Potential Payments Upon Resignation, Retirement or Termination (continued)

Name and Plan	Voluntary Resignation($)	Early Retirement (at age 62) ($)	Normal Retirement (at age 65)($)	Termination w/o Cause No Change in Control($)	Termination w/o Cause With Change in Control($)	Death($)	Disability($)
Khanh B. Vuong
Salary	—	—	—	—	—	—	—
Incentive/Bonus	—	—	—	—	—	—	—
Life Insurance	—	—	—	—	—	500,500	—

Total Cash Payments	—	—	—	—	—	500,500	—

Benefits
Medical/Vision	—	—	—	—	—	—	—
Dental	—	—	—	—	—	—	—
Life Insurance	—	—	—	—	—	—	—
LTD/LTC	—	—	—	—	—	—	—
Accident	—	—	—	—	—	—	—
ESOP BEP Benefits	—	—	—	—	—	—	—

Total Benefits	—	—	—	—	—	—	—

Total Cash & Benefits	—	—	—	—	—	500,500	—
Value Unvested Options Acceleration	—	—	—	—	10,500	10,500	10,500
Value Unvested Stock Awards Acceleration	—	—	—	—	158,970	158,970	158,970

Total	—	—	—	—	169,470	669,970	169,470

Director Compensation

Set forth below is a table providing information concerning the compensation of the non-employee directors of Kearny-Federal for the fiscal year ended June 30, 2014. Mr. Montanaro, our President and Chief Executive Officer, does not receive separate compensation for his service as a director, and information with respect to the compensation paid to Mr. Montanaro is included above in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash($)	Change in Pension Value(1)($)	All Other Compensation(2)($)	Total(3)($)
John J. Mazur, Jr.	103,480	103,000	27,030	233,510
Matthew T. McClane	90,300	33,000	27,243	150,543
John F. McGovern	94,950	63,000	25,900	183,850
Theodore J. Aanensen	92,500	50,000	20,219	162,719
Joseph P. Mazza	95,400	49,000	20,678	165,078
John F. Regan	93,650	40,000	11,533	145,183
Leopold W. Montanaro	89,150	27,000	17,297	133,447
John N. Hopkins	90,400	33,000	25,777	149,177

(1)	For more information concerning the Directors Consultation and Retirement Plan, please see Note 16 to the audited consolidated financial statements.
(2)	For fiscal year 2014, all other compensation included the following:

Name	Health Care and Dental Premiums($)	Long Term Care Premiums($)	Bank Owned Life Insurance*($)	Total All Other Compensation($)
John J. Mazur, Jr.	21,554	4,343	1,133	27,030
Matthew T. McClane	10,520	5,225	11,498	27,243
John F. McGovern	25,256	—	644	25,900
Theodore J. Aanensen	10,520	6,922	2,777	20,219
Joseph P. Mazza	10,520	7,102	3,056	20,678
John F. Regan	5,190	3,566	2,777	11,533
Leopold W. Montanaro	10,520	5,225	1,552	17,297
John N. Hopkins	10,520	6,220	9,037	25,777

*	For each director, other than Mr. Hopkins and Mr. Montanaro, Kearny-Federal maintains life insurance arrangements providing for a death benefit of $500,000. Life insurance arrangements provide for a death benefit of $1,950,000 for Mr. Hopkins and $292,312 for Mr. Montanaro.

(3)	As of June 30, 2014, each non-employee director, other than Mr. Hopkins, held options to acquire 133,655 shares of common stock. As of June 30, 2014, Mr. Hopkins held options to acquire 600,000 shares of common stock.

Board Fees. Directors are paid a fee of $1,250 per Kearny Bank Board meeting attended, $600 per Kearny-Federal meeting attended and $600 per Kearny MHC meeting attended. The Chairman receives a higher fee of $1,500, $720 and $720, for Kearny Bank, Kearny-Federal and Kearny MHC meetings, respectively. Directors receive a fee for participation in special meetings of the Board of Directors. Participation in a special meeting by means of a conference telephone or similar communications device through which all persons participating can hear each other at the same time constitutes presence in person for all purposes. Attendance in person is required in order to be paid for regularly scheduled board meetings.

Members of the Kearny Bank Executive Committee do not receive a fee for committee meetings. Each member of the Kearny Bank Board of Directors is also a member of the Executive Committee. Members of the Audit & Compliance Committee and the Chairman of this committee are paid $250 and $350, respectively, for each meeting attended. Members of the Compensation Committee and the Chairman of this committee are paid $250 and $300, respectively, for each meeting attended.

Directors also receive an annual retainer as follows: Directors are paid $46,400 for service on the Kearny Bank’s board, $9,000 for service on Kearny-Federal’s board and $9,000 for service on Kearny MHC’s board. The Chairman receives an annual retainer of $49,280, $9,000, and $9,000 for service on Kearny Bank, Kearny-Federal and Kearny MHC boards, respectively. Directors who also serve as employees do not receive compensation as directors. Directors also receive coverage under Kearny-Federal’s health, dental and long-term care insurance plans.

Director Life Insurance Agreements. Kearny Bank is party to Director Life Insurance Agreements with each director pursuant to which Kearny Bank has purchased life insurance policies on the directors. The directors become entitled to death benefits under the agreements if they (i) die while serving as a member of the board, or (ii) retire from board service on or after attaining age 70, or (iii) retire from board service on or after attaining age 60 and at a time when the director’s years of service with Kearny Bank and the director’s age equals at least 75. Under the agreements, the director’s beneficiaries are entitled to a death benefit equal to $500,000 (and a death benefit of $1,950,000 for John N. Hopkins and $292,312 for Leopold W. Montanaro), which will be paid by the life insurance company. In the event of a change in control of Kearny Bank prior to the named director’s death or retirement, the death benefit shall remain in effect regardless of whether the age and service requirements have been met.

Directors Consultation and Retirement Plan. Kearny-Federal maintains a Directors Consultation and Retirement Plan (the “DCRP”). The DCRP provides retirement benefits to the directors of Kearny-Federal, Kearny MHC and Kearny Bank based upon the number of years of service as a director. To be eligible to receive benefits under the DCRP, a director generally must have completed at least five years of service and must not retire from the board prior to reaching 60 years of age. If a director agrees to become a consulting director upon retirement, he will receive a monthly payment equal to 2.5% of the total retainer plus fees paid for attendance at regular and special meetings and meetings of the Executive Committee paid to him by Kearny-Federal, Kearny MHC and Kearny Bank during the 12-month period prior to the date of retirement multiplied by the number of years of service as a director, not to exceed 80% of board compensation. Benefits under the DCRP begin upon a director’s retirement and are paid for life; provided, however, that in the event of a director’s death prior to the receipt of 120 monthly payments, payments shall continue to the director’s surviving spouse or estate until 120 payments have been made. In the event there is a change in control (as defined in the DCRP), all directors will be presumed to be eligible to receive benefits under the DCRP and each director will receive a lump sum payment equal to the present value of future benefits payable. Benefits under the DCRP are unvested and forfeitable until retirement at or after age 60 with at least five years of service, termination of service following a change in control, or disability following at least five years of service or death.

In connection with the conversion, the DCRP will be amended to provide that no new individuals will become participants in the DCRP after the conversion.

Benefits to be Considered Following Completion of the Conversion

Following the stock offering, we intend to adopt a new stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan is expected to be limited to 10% and 4%, respectively, of the shares sold in the stock offering and issued to the Foundation. We intend to adopt a stock-based benefit plan that would reserve for the exercise of stock options and the grant of stock awards a number of shares equal to 6% and 2.5%, respectively, of the shares sold in the stock offering and issued to the Foundation.

The new stock-based benefit plan will not be established until at least six months after the stock offering and if adopted within one year after the stock offering would require the approval of a majority of the votes eligible to be cast by stockholders. If the new stock-based benefit plan is established more than one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•

any tax-qualified employee stock benefit plan and restricted stock plan, in the aggregate, may not acquire more than 10% of the shares sold in the offering, unless Kearny Bank has tangible capital of 10% or more, in which case tax-qualified employee stock benefit plans and restricted stock plans may acquire up to 12% of the shares sold in the offering;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Kearny Bank or New Kearny; and

•

our executive officers or directors must exercise or forfeit their options in the event that Kearny Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present the stock-based benefit plan for stockholder approval prior to or more than 12 months after the completion of the conversion. In the event an applicable regulatory authority changes their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under the stock-based benefit plan will be based in part on the price of New Kearny’s common stock at the time the shares are awarded. The new stock-based benefit plan is subject to stockholder approval, and cannot be implemented until at least six months after the offering. The following table presents the total value of all shares of restricted stock that would be available for issuance under the new stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	1,468,125 Shares Awarded at Minimum of Offering Range	1,725,000 Shares Awarded at Midpoint of Offering Range	1,981,875 Shares Awarded at Maximum of Offering Range
$8.00	$11,745,000	$13,800,000	$15,855,000
10.00	14,681,250	17,250,000	19,818,750
12.00	17,617,500	20,700,000	23,782,500
14.00	20,553,750	24,150,000	27,746,250

The grant-date fair value of the options granted under the new stock-based benefit plan will be based in part on the price of shares of common stock of New Kearny at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	3,523,500 Options at Minimum of Offering Range	4,140,000 Options at Midpoint of Offering Range	4,756,500 Options at Maximum of Offering Range
$8.00	$1.78	$6,271,830	$7,369,200	$8,466,570
10.00	2.23	7,857,405	9,232,200	10,606,995
12.00	2.68	9,442,980	11,095,200	12,747,420
14.00	3.12	10,993,320	12,916,800	14,840,280

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors ” beginning on page 15.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of shares of common stock of Kearny-Federal held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of March 13, 2015.

Name of Beneficial Owner	Shares Beneficially Owned		Stock Options Exercisable Within 60 Days	Total Shares Beneficially Owned(1)		Percent of All Common Stock Outstanding
Directors:
Theodore J. Aanensen	75,499		—	75,499		*
John N. Hopkins	307,422		—	307,422		*
John J. Mazur, Jr.	99,516		—	99,516		*
Joseph P. Mazza	108,961		—	108,961		*
Matthew T. McClane	65,463		—	65,463		*
John F. McGovern	120,656		—	120,656		*
Craig L. Montanaro	131,272		—	131,272		*
Leopold W. Montanaro	129,461		—	129,461		*
John F. Regan	85,868		—	85,868		*
Executive Officers:			—
Eric B. Heyer	20,601	(2)	18,000	38,601	(2)	*
Sharon Jones	85,767		—	85,767		*
Patrick M. Joyce	40,118		—	40,118		*
William C. Ledgerwood	103,473		—	103,473		*
Erika K. Parisi	98,380		—	98,380		*
All directors and executive officers as a group (14 persons)	1,472,457		18,000	1,490,457		2.21%
Kearny MHC 120 Passaic Avenue Fairfield, New Jersey 07004	51,960,337					77.12%

*	Less than 1%.
(1)	Beneficial ownership includes shares of common stock held directly as well as shares held by spouses or minor children in trust. and shares, underlying options which are exercisable within 60 days.
(2)	Includes 15,303 shares pledged as collateral for a secured borrowing facility.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of New Kearny’s directors and executive officers, and for all of these individuals as a group, the following information:

•	the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Kearny-Federal common stock as of March 13, 2015;

•	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

•	the total shares of common stock to be held upon completion of the conversion.

In each case, it is assumed that subscription shares are sold at the minimum of the offering range. See “The Conversion and Offering—Additional Limitations on Common Stock Purchases.” Federal regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase. Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering and as part of the maximum number of shares directors and officers may purchase in the stock offering.

		Proposed Purchases of Stock in the Offering(1)		Total Common Stock to be Held at Minimum of Offering Range(3)
Name of Beneficial Owner	Number of Exchange Shares to Be Held(2)	Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding
Theodore J. Aanensen	89,504	22,000	$220,000	111,504	*
John N. Hopkins	364,499	50,000	500,000	414,499	*
John J. Mazur, Jr.	117,976	25,000	250,000	142,976	*
Joseph P. Mazza	129,173	15,000	150,000	144,173	*
Matthew T. McClane	77,606	15,000	150,000	92,606	*
John F. McGovern	143,038	25,000	250,000	168,038	*
Craig L. Montanaro	155,623	20,000	200,000	175,623	*
Leopold W. Montanaro	153,476	20,000	200,000	173,476	*
John F. Regan	101,497	10,000	100,000	111,797	*
Eric B. Heyer	45,761	10,000	100,000	55,761	*
Sharon Jones	101,497	10,000	100,000	111,497	*
Patrick M. Joyce	47,064	7,500	75,000	54,564	*
William C. Ledgerwood	122,365	10,000	100,000	132,365	*
Erika K. Parisi	116,629	10,000	100,000	126,629	*

Total for Directors and Executive Officers	1,765,958	249,500	$2,495,000	2,015,958	2.65%

*	Less than 1%.
(1)	Includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 1.1202 at the minimum of the offering range.
(3)	At the maximum of the offering range, directors and executive officers would own 2,644,748 shares, or 2.58% of our outstanding shares of common stock.

THE CONVERSION AND OFFERING

The boards of directors of Kearny MHC and Kearny-Federal have approved the plan of conversion and reorganization. The plan of conversion and reorganization must also be approved by the members of Kearny MHC (depositors and certain borrowers of Kearny Bank) and the stockholders of Kearny-Federal. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Federal Reserve Board has conditionally approved the application that includes the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by the Federal Reserve Board.

General

The boards of directors of Kearny MHC and Kearny-Federal adopted the plan of conversion and reorganization on September 4, 2014. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. Kearny MHC, the mutual holding company parent of Kearny-Federal, will be merged into Kearny-Federal, and Kearny MHC will no longer exist. Kearny-Federal, which owns 100% of Kearny Bank, will be merged into a new Maryland corporation named Kearny Financial Corp. As part of the conversion, the 77.1% ownership interest of Kearny MHC in Kearny-Federal will be offered for sale in the stock offering. In connection with the conversion and offering, we also intend to establish and fund a new charitable foundation, the KearnyBank Foundation. When the conversion is completed, all of the outstanding common stock of Kearny Bank will be owned by New Kearny, and all of the outstanding common stock of New Kearny will be owned by public stockholders (including the Foundation). Kearny MHC and Kearny-Federal will cease to exist. A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this prospectus.

Under the plan of conversion and reorganization, at the completion of the conversion and offering, each share of Kearny-Federal common stock owned by persons other than Kearny MHC will be converted automatically into the right to receive new shares of New Kearny common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Kearny-Federal for new shares of New Kearny, the public stockholders will own the same aggregate percentage of shares of common stock of New Kearny that they owned in Kearny-Federal immediately prior to the conversion, excluding any shares they purchased in the offering, their receipt of cash paid in lieu of fractional shares and the effect of the shares contributed to the Foundation, adjusted to reflect certain assets held by Kearny MHC.

New Kearny intends to retain between $246.6 million and $336.0 million of the net proceeds of the offering and to invest between $281.0 million and $380.7 million of the net proceeds in Kearny Bank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered (not including shares that we will contribute to the Foundation) pursuant to the plan of conversion and reorganization.

The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plans, supplemental eligible account holders and other members. In addition, we may offer unsubscribed common stock for sale in a community offering to members of the general public, with a preference given in the following order:

•

natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond); and

•	Kearny-Federal’s public stockholders as of March 13, 2015.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering may begin at the same time as the subscription offering (or during or after the subscription offering) and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Federal Reserve Board. See “—Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription offering or community offering, if held, through a syndicated or firm commitment offering in which Sandler O’Neill & Partners, L.P. will be sole book-running manager. See “—Syndicated or Firm Commitment Offering” herein.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of New Kearny. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at each branch office of Kearny Bank. The plan of conversion and reorganization is also filed as an exhibit to Kearny MHC’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Federal Reserve Board. The plan of conversion and reorganization is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part. Copies of the registration statement may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•

Support continued growth. Kearny Bank has experienced consistent deposit and loan growth over the past five years as we have expanded our geographical footprint and increased our emphasis on growing our commercial loan and deposit relationships. At June 30, 2010, our total assets and total deposits were $2.34 billion and $1.62 billion, respectively, compared to our total assets and total deposits of $3.55 billion and $2.46 billion, respectively, at December 31, 2014. The conversion will enable us to support additional deposit and loan growth and assist us in managing our interest rate risk in a rising interest rate environment.

•

Eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies. This has resulted in changes in regulations applicable to Kearny MHC and Kearny-Federal, particularly changes with respect to the waiver of dividends by Kearny MHC, which is a key component of our mutual holding company structure and impacts the value of Kearny-Federal’s common stock. The Federal Reserve Board currently requires “grandfathered” mutual holding companies, like Kearny MHC, to obtain member (depositors and certain borrowers) approval and comply with other procedural requirements prior to waiving dividends, which makes dividend waivers more difficult and costly to obtain. As a result, Kearny-Federal has suspended its dividend during the past few years. The conversion will eliminate our mutual holding company structure, and enable us to pay dividends to our stockholders without the limitations described above, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.”

•

Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•

Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the fully public stock holding company structure will give us greater flexibility to use our common stock as merger consideration and to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of New Kearny for three years following completion of the conversion. Certain provisions in New Kearny’s articles of incorporation and bylaws, such as a prohibition on any beneficial owner voting in excess of 10% of New Kearny’s common stock and supermajority voting requirements, will also make it more difficult for companies or persons to exercise control of New Kearny without the consent of our board of directors. See “Risk Factors—Various factors, including our articles of incorporation and bylaws, and Maryland and federal law, will make takeover attempts more difficult to achieve,” and “Restrictions on Acquisition of New Kearny.”

•

Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market for our common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the members of Kearny MHC is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the members of Kearny MHC will also be approving the merger of Kearny MHC into Kearny-Federal. The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Kearny-Federal and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Kearny-Federal held by the public stockholders of Kearny-Federal (stockholders other than Kearny MHC) also are required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Federal Reserve Board, which has approved the application that includes the plan of conversion and reorganization.

The affirmative vote of a majority of the total number of votes entitled to be cast at the special meeting by Kearny-Federal stockholders and the affirmative vote of a majority of the total number of votes entitled to be cast at the special meeting by Kearny-Federal stockholders other than Kearny MHC is required to approve the contribution to the Foundation. The affirmative vote of a majority of the total votes eligible to be cast by the members of Kearny MHC is also required to approve the contribution to the Foundation. However, the completion of the conversion and offering is not dependent upon the approval of the contribution to the Foundation.

Share Exchange Ratio for Current Stockholders

Federal regulations provide that in a conversion of a mutual holding company to stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. At the completion of the conversion, each publicly held share of Kearny-Federal common stock will be converted automatically into the right to receive a number of shares of New Kearny common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in New Kearny after the conversion as they held in Kearny-Federal immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering, their receipt of cash in lieu of fractional exchange shares and the effect of the shares contributed to the Foundation, adjusted for certain assets held by Kearny MHC. The exchange ratio will not depend on the market value of Kearny-Federal common stock. The exchange ratio will be based on the percentage of Kearny-Federal common stock held by the public, the independent valuation of New Kearny prepared by RP Financial, LC., and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.1202 shares for each publicly held share of Kearny-Federal at the minimum of the offering range to 1.5156 shares for each publicly held share of Kearny-Federal at the maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the appraised value of New Kearny as of January 16, 2015, assuming public stockholders of Kearny-Federal own 22.9% of Kearny-Federal common stock immediately prior to the completion of the conversion. The table also shows how many shares of New Kearny a hypothetical owner of Kearny-Federal common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in This Offering		Shares of New Kearny to be Issued for Shares of Kearny-Federal		Shares to be issued to the Foundation		Total Shares of Common Stock to be Issued in Exchange and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Offering Price(2)	Equivalent Pro Forma Tangible Book Value Per Exchanged Share(3)	Shares to be Received for 100 Existing Shares(4)
	Amount	Percent	Amount	Percent(1)	Amount	Percent
Minimum	58,225,000	76.62%	17,267,987	22.72%	500,000	0.66%	75,992,987	1.1202	$11.20	$13.27	112
Midpoint	68,500,000	76.69%	20,315,278	22.75%	500,000	0.56%	89,315,278	1.3179	$13.18	$14.64	131
Maximum	78,775,000	76.75%	23,362,570	22.76%	500,000	0.49%	102,637,570	1.5156	$15.16	$16.02	151

(1)	Percent does not reflect shares of New Kearny common stock to be issued to the Foundation.
(2)	Represents the value of shares of New Kearny common stock to be received in the conversion by a holder of one share of Kearny-Federal, pursuant to the exchange ratio, based upon the $10.00 per share offering price.
(3)	Represents the pro forma tangible book value per share at each level of the offering range multiplied by the respective exchange ratio.
(4)	Cash will be paid in lieu of fractional shares.

Options to purchase shares of Kearny-Federal common stock that are outstanding immediately prior to the completion of the conversion will be converted into options to purchase shares of New Kearny common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The aggregate exercise price, term and vesting period of the options will remain unchanged.

Effects of Conversion on Depositors, Borrowers and Members

Continuity. The conversion will not affect the normal business of Kearny Bank of accepting deposits and making loans. Kearny Bank will continue to be a federally-chartered savings bank and will continue to be regulated by the OCC and the FDIC. After the conversion, Kearny Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Kearny-Federal at the time of the conversion will be the directors of New Kearny after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of Kearny Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Kearny Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members. At present, all depositors and certain borrowers of Kearny Bank are members of, and have voting rights in, Kearny MHC as to all matters requiring membership action. Upon completion of the conversion, depositors and certain borrowers will cease to be members of Kearny MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in Kearny Bank will be vested in New Kearny as the sole stockholder of Kearny Bank. The stockholders of New Kearny will possess exclusive voting rights with respect to New Kearny common stock.

Tax Effects. We have received an opinion of counsel with regard to the federal income tax consequences of the conversion and an opinion of our independent public accountant with regard to the state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Kearny MHC, New Kearny, Kearny-Federal, the public stockholders of Kearny-Federal (except for cash paid for fractional shares), members of Kearny MHC, eligible account holders, supplemental eligible account holders, or Kearny Bank. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in Kearny Bank has both a deposit account in Kearny Bank and a pro rata ownership interest in the net worth of Kearny MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This ownership interest may only be realized in the event of a complete liquidation of Kearny MHC and Kearny Bank; however, there has never been a liquidation of a solvent mutual holding company. Any depositor who opens a deposit account obtains a pro rata ownership interest in Kearny MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Kearny MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which would be realizable only in the unlikely event that Kearny MHC and Kearny Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Kearny MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by New Kearny and Kearny Bank in an aggregate amount equal to (i) Kearny MHC’s ownership interest in Kearny-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Kearny MHC as of the date of the latest statement of financial condition of Kearny MHC prior to the consummation of the conversion (excluding its ownership of Kearny-Federal). New Kearny and Kearny Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Kearny Bank after the conversion. The liquidation accounts would be distributed to Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Kearny Bank only in the event of a liquidation of (a) New Kearny and Kearny Bank or (b) Kearny Bank. The liquidation account in Kearny Bank would be used only in the event that New Kearny does not have sufficient assets to fund its obligations under its liquidation account. The total obligation of New Kearny and Kearny Bank under their respective liquidation accounts will never exceed the dollar amount of New Kearny’s liquidation account as adjusted from time to time pursuant to the plan of conversion and federal regulations. See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $200,000, as well as payment for reimbursable expenses and an additional $20,000 for each subsequent updated appraisal report. We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the audited consolidated financial statements of Kearny-Federal. RP Financial, LC. also considered the following factors, among others:

•	the present results and financial condition of Kearny-Federal and the projected results and financial condition of New Kearny;

•	the economic and demographic conditions in Kearny-Federal’s existing market area;

•	certain historical, financial and other information relating to Kearny-Federal;

•	a comparative evaluation of the operating and financial characteristics of Kearny-Federal with those of other publicly traded savings institutions;

•	the effect of the conversion and offering on New Kearny’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of New Kearny;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the issuance of shares and contribution of cash to the Foundation.

The independent valuation appraisal considered the pro forma effect of the offering. Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value. RP Financial, LC. did not consider a pro forma price-to-assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or low earnings. The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of New Kearny with the peer group. RP Financial, LC. made upward adjustments for financial condition and asset growth, and downward adjustments to earnings and stock market conditions. No adjustments were made for market area, dividend policy, liquidity of the stock, management or the effect of government regulations and regulatory reform. The upward adjustments considered, among other things, New Kearny’s stronger pro forma capital position and more favorable credit quality measures compared to the peer group. The downward adjustment considered, among other things, New Kearny’s lower return on average assets and average equity and lower net interest margin compared to the peer group. The valuation adjustment for stock market conditions took into consideration the prevailing stock market environment for the common stock of thrifts and their holding companies of recently completed thrift conversion transactions.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of New Kearny after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return of 1.07% for the twelve months ended December 31, 2014 on the net offering proceeds and purchases in the open market of 2.5% of the common stock issued in the offering by the restricted stock portion of the stock-based benefit plans at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of January 16, 2015, the estimated pro forma market value of New Kearny was $893.2 million. Based on federal regulations, this market value forms the midpoint of a range with a minimum of $759.9 million and a maximum of $1.03 billion. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Kearny-Federal common stock owned by Kearny MHC. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Kearny-Federal common stock owned by Kearny MHC and the $10.00 price per share, the minimum of the offering range is 58,225,000 shares, the midpoint of the offering range is 68,500,000 shares and the maximum of the offering range is 78,775,000 shares.

The board of directors of New Kearny reviewed the independent valuation and, in particular, considered the following:

•	Kearny-Federal’s financial condition and results of operations;

•	a comparison of financial performance ratios of Kearny-Federal to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Kearny-Federal common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Federal Reserve Board, if required, as a result of subsequent developments in the financial condition of Kearny-Federal or Kearny Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of New Kearny to less than $759.9 million or more than $1.03 billion, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to New Kearny’s registration statement.

The following table presents a summary of selected pricing ratios for New Kearny (on a pro forma basis) and the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2014 and September 30, 2014, respectively, and stock price information for the peer group companies as of January 16, 2015, as reflected in the appraisal report. Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 34.3% on a price-to-book value basis, a discount of 34.0% on a price-to-tangible book value basis and a premium of 406.8% on a price-to-earnings basis. Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Kearny-Federal’s common stock. The closing price of the common stock was $13.68 per share on January 16, 2015, the effective date of the appraisal, and $15.60 per share on September 3, 2014, the last trading day immediately preceding the announcement of the conversion.

	Price-to-earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Kearny (on a pro forma basis, assuming completion of the conversion)
Maximum	91.84x	85.98%	94.61%
Midpoint	81.64x	81.10%	90.01%
Minimum	70.99x	75.24%	84.39%
Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	16.11x	123.42%	136.48%
Medians	15.02x	118.96%	129.34%

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings on a trailing twelve-month basis through December 31, 2014 for New Kearny and through September 30, 2014 for the peer group companies. These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Kearny Bank as a going concern and should not be considered as an indication of the liquidation value of Kearny Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

We will not decrease the minimum of the valuation range and the minimum of the offering range or increase the maximum of the valuation range and the maximum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $1.03 billion and a corresponding increase in the offering range to more than 78,775,000 shares, or a decrease in the minimum of the valuation range to less than $759.9 million and a corresponding decrease in the offering range to fewer than 58,225,000 shares, in each case not including shares that will be contributed to the Foundation, then we will promptly return with interest at 0.15% per annum all funds previously delivered to us to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Federal Reserve Board, we may terminate the plan of conversion and reorganization. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Federal Reserve Board in order to complete the offering. In the event that we extend the offering and conduct a resolicitation due to a change in the independent valuation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond                     , 2016, which is two years after the special meeting of members to vote on the conversion.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and New Kearny’s pro forma earnings and stockholders’ equity on a per share basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and New Kearny’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing stockholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are filed as exhibits to the documents specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and on the purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor of Kearny Bank and former depositor of Atlas Bank with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on July 31, 2013 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of our common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on July 31, 2013. In the event of an oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Kearny-Federal or who are associates of such persons will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding July 31, 2013.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, including our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering and issued to the Foundation, although our employee stock ownership plan intends to purchase 5% of the shares of common stock sold in the offering and issued to the Foundation. If market conditions warrant or if we receive orders in the subscription offering for more shares of common stock than the maximum of the offering range, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion, subject to the approval of the Federal Reserve Board. The amount of the subscription requests by the 401(k) plan will be determined by its participants, who will have the right to invest all or a portion of their 401(k) plan accounts in our common stock, subject to the maximum purchase limitations. However, to comply with the limitations applicable to our tax-qualified employee plans, our 401(k) plan may purchase no more than 5% of the shares of common stock sold in the offering and issued to the Foundation.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each depositor of Kearny Bank with a Qualifying Deposit at the close of business on December 31, 2014 who is not an

Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at December 31, 2014. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Kearny Bank as of the close of business on March 9, 2015 and each borrower of Kearny Bank as of January 18, 1995 or Atlas Bank as of February 17, 2010, whose borrowing remained outstanding as of the close of business on March 9, 2015 and who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 9, 2015. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern Time, on April 15, 2015, unless extended by us for up to 45 days or such additional periods with the approval of the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each eligible depositor can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock have been sold in the offering. If at least 58,225,000 shares have not been sold in the offering by May 30, 2015 and the Federal Reserve Board has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at 0.15% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled. If an extension beyond May 30, 2015 is granted by the Federal Reserve Board, we will resolicit purchasers in the offering as described under “—Procedure for Purchasing Shares in Subscription and Community Offerings—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion and reorganization to members of the general public in a community offering. If held, shares will be offered in the community offering with the following preferences:

•

natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond;

•	Kearny-Federal’s public stockholders as of March 13, 2015; and

•	other members of the general public.

Subscribers in any community offering may purchase up to $1.5 million (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Additional Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons (including trusts of natural persons) residing in the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among natural persons residing in those counties whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of public stockholders of Kearny-Federal or members of the general public, the allocation procedures described above will apply to the stock orders of such persons. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the New Jersey Counties of Bergen, Essex, Hudson, Middlesex, Monmouth, Morris, Ocean, Passaic and Union, and the New York Counties of Kings and Richmond, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin concurrently, during or after the subscription offering, and we expect that the community offering, if held, will terminate at the same time as the subscription offering, although it may continue without notice to you until May 30, 2015 or longer if the Federal Reserve Board approves a later date. The community offering, if held, must terminate no more than 45 days following the subscription offering, unless extended. New Kearny may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond May 30, 2015, in which event we will resolicit purchasers.

Syndicated or Firm Commitment Offering

If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated or firm commitment offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated or firm commitment offering is held, Sandler O’Neill & Partners, L.P. will serve as sole book-running manager. In the event that shares of common stock are sold in a syndicated or firm commitment offering, we will pay fees or have an underwriting discount, as applicable, of 5.0% of the aggregate amount of common stock sold in the syndicated or firm commitment offering to Sandler O’Neill & Partners, L.P. and any other broker-dealers included in the syndicated or firm commitment offering. The shares of common stock will be sold at the same price per share ($10.00 per share), less an underwriting discount in the event of a firm commitment offering, that the shares are sold in the subscription offering and the community offering.

In the event of a syndicated offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of order forms and the submission of funds directly to New Kearny for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Kearny Bank or wire transfers). See “—Procedure for Purchasing Shares in Subscription and Community Offerings.”

In the event of a firm commitment offering, the proposed underwriting agreement will not be entered into with Sandler O’Neill & Partners, L.P., as representative of Keefe, Bruyette & Woods, a Stifel Company, RBC Capital Markets, Compass Point Research & Trading, LLC, and any other underwriters named in the underwriting agreement, and New Kearny, Kearny Bank, Kearny-Federal and Kearny MHC until immediately prior to the completion of the firm commitment offering. At that time, Sandler O’Neill & Partners, L.P. and any other underwriters included in the firm commitment offering will represent that they have received sufficient indications of interest to complete the offering. Pursuant to the terms of the underwriting agreement, and subject to certain customary provisions and conditions to closing, upon execution of the underwriting agreement, Sandler O’Neill & Partners, L.P. and any other underwriters involved in the firm commitment offer will be obligated to purchase all the shares subject to the firm commitment offering.

If for any reason we cannot effect a syndicated or firm commitment offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Additional Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:

(i)	no person may purchase fewer than 25 shares of common stock;

(ii)	tax qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering and issued to the Foundation;

(iii)	except for the employee stock ownership plan and 401(k) plan, as described above, no individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than $1.5 million (150,000 shares), subject to increase as described below;

(iv)	except for the employee stock ownership plan and 401(k) plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $3.0 million (300,000 shares) of common stock in all categories of the offering combined;

(v)	current stockholders of Kearny-Federal are subject to an ownership limitation. As previously described, current stockholders of Kearny-Federal will receive shares of New Kearny common stock in exchange for their existing shares of Kearny-Federal common stock. The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Kearny-Federal common stock, may not exceed 9.9% of the shares of common stock of New Kearny to be issued and outstanding at the completion of the conversion; and

(vi)	the maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Kearny Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with the approval of the Federal Reserve Board and without further approval of members of Kearny MHC, may decrease or increase the purchase limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their orders up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders. In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

The term “associate” of a person means:

(i)	any corporation or organization, other than Kearny MHC, Kearny-Federal, Kearny Bank, New Kearny, or a majority-owned subsidiary of Kearny MHC, Kearny-Federal, New Kearny or Kearny Bank, of which the person is a senior officer, partner or 10% beneficial stockholder;

(ii)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Kearny MHC, Kearny-Federal, Kearny Bank or New Kearny.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons having the same address, and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of New Kearny or Kearny Bank and except as described below. Any purchases made by any associate of New Kearny or Kearny Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of New Kearny.”

Plan of Distribution; Selling Agent and Underwriter Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock in the subscription and/or community offerings, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the subscription and community offerings by:

(i)	consulting as to the financial and marketing implications of the plan of conversion and reorganization;

(ii)	reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

(iii)	reviewing all offering documents, including this prospectus and any prospectus related to a syndicated or firm commitment offering, stock order forms and related offering materials;

(iv)	assisting in the design and implementation of a marketing strategy for the offering;

(v)	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

(vi)	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offerings.

For these services, Sandler O’Neill & Partners, L.P. will receive a fee of 1.0% of the aggregate dollar amount of all shares of common stock sold in the subscription and community offerings. No fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors, employees or their immediate families, shares purchased by our tax-qualified and non-qualified employee benefit plans, and shares contributed to the Foundation, and no sales fee will be payable with respect to the exchange shares.

Syndicated or Firm Commitment Offering. In the event that shares of common stock are sold in a syndicated or firm commitment offering, we will pay fees or have an underwriting discount, as applicable, of 5.0% of the aggregate dollar amount of common stock sold in the syndicated or firm commitment offering to Sandler O’Neill & Partners, L.P. and any other broker-dealers included in the syndicated or firm commitment offering. If all shares of common stock were sold in the syndicated or firm commitment offering, the selling agent and underwriters’ commissions/discount would be approximately $29.1 million, $34.3 million and $39.4 million at the minimum, midpoint and maximum levels of the offering, respectively.

Expenses. Sandler O’Neill & Partners, L.P. also will be reimbursed for reasonable legal fees and expenses in an amount not to exceed $250,000. If the plan of conversion is terminated or if Sandler O’Neill & Partners, L.P. engagement is terminated in accordance with the provisions of the agency agreement, Sandler O’Neill & Partners, L.P. will only receive reimbursement of its reasonable legal fees and expenses, and will return any amounts paid or advanced by us in excess of these amounts. We have separately agreed to pay Sandler O’Neill & Partners, L.P. up to $90,000 in fees and expenses for records management, as described below.

Sandler O’Neill & Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering. Sandler O’Neill & Partners, L.P. does not express any opinion as to the prices at which common stock to be issued may trade.

Records Management

We have also engaged Sandler O’Neill & Partners, L.P. as records management agent in connection with the conversion and the subscription and community offerings. In its role as records management agent, Sandler O’Neill & Partners, L.P., will assist us in the offering in the:

•	consolidation of deposit accounts and vote calculations;

•	design and preparation of proxy and stock order forms;

•	organization and supervision of the Stock Information Center;

•	proxy solicitation and other services for our special meeting of members; and

•	preparation and processing of other documents related to the stock offering.

Sandler O’Neill & Partners, L.P. will receive fees of up to $60,000 and reimbursement for expenses of up to $30,000 for these services. Of the fees for records management, $30,000 has been paid as of the date of this prospectus.

Indemnity

We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock in the subscription and community offerings. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Kearny Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Lock-up Agreements

We, and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of this prospectus and ending 90 days after the closing of the offering, without the prior written consent of Sandler O’Neill & Partners, L.P., directly or indirectly, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Kearny-Federal or New Kearny stock or any securities convertible into or exchangeable or exercisable for Kearny-Federal or New Kearny stock, whether owned on the date of this prospectus or acquired after the date of this prospectus or with respect to which we or any of our directors or executive officers has or after the date of this prospectus acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Kearny-Federal or New Kearny stock, whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth above will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or event related to us occurs.

Procedure for Purchasing Shares in Subscription and Community Offerings

Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern Time, on April 15, 2015. We expect that the community offering, if held, will terminate at the same time, although it may continue without notice to you until May 30, 2015 or longer if the Federal Reserve Board approves a later date. We may extend the subscription offering, and if held, the community offering, for up to 45 days, with the approval of the Federal Reserve Board, if required. This extension may be approved by us, in our sole discretion, without notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond May 30, 2015 would require the Federal Reserve Board’s approval. If the offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at 0.15% per annum or cancel your deposit account withdrawal authorization. If the offering range is decreased below the minimum of the offering range or is increased above the maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted to us will be returned promptly, with interest at 0.15% per annum for funds received in the subscription and community offerings. We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.15% per annum from the date of receipt as described above.

Use of Order Forms in the Subscription and Community Offerings. In order to purchase shares of common stock in the subscription and community offerings, you must properly complete an original stock order form and remit full payment. We are not required to accept orders submitted on photocopied or facsimiled order forms. All order forms must be received (not postmarked) prior to 4:00 p.m., Eastern Time, on April 15, 2015. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects. You may submit your order form and payment by mail using the stock order return envelope provided, or by overnight delivery to our Stock Information Center, which will be located at 250 Valley Boulevard, Wood-Ridge, New Jersey 07075. You may also hand-deliver stock order forms to the Stock Information Center. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at our banking offices. Please do not mail stock order forms to Kearny Bank’s offices.

Once tendered, an order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering. If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization. Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Kearny Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares in the subscription and/or community offerings may be made by:

•	personal check, bank check or money order, made payable to Kearny Financial Corp.; or

•	authorization of withdrawal of available funds from your Kearny Bank deposit accounts.

Appropriate means for designating withdrawals from deposit accounts at Kearny Bank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Kearny Bank and will earn interest at 0.15% per annum from the date payment is processed until the offering is completed or terminated.

You may not remit cash, Kearny Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to New Kearny). You may not designate on your stock order form direct withdrawal from a Kearny Bank retirement account. See “—Using Individual Retirement Account Funds to Purchase Shares of Common Stock.” Additionally, you may not designate a direct withdrawal from Kearny Bank accounts with check-writing privileges. Please provide a check instead. If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. If permitted by the Federal Reserve Board, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by May 30, 2015. If the subscription and community offerings are extended past May 30, 2015, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at 0.15% per annum or cancel your deposit account withdrawal authorization. We may resolicit purchasers for a specified period of time.

Regulations prohibit Kearny Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or New Kearny to lend to the employee stock ownership plan the necessary amount to fund the purchase. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Individual Retirement Account Funds. If you are interested in using funds in your individual retirement account or other retirement account to purchase shares of common stock, you must do so through a self-directed retirement account. By regulation, Kearny Bank’s retirement accounts are not self-directed, so they cannot be invested in our shares of common stock. Therefore, if you wish to use funds that are currently in a Kearny Bank retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to an independent trustee or custodian, such as a brokerage firm, offering self-directed retirement accounts. The purchase must be made through that account. If you do not have such an account, you will need to establish one before placing a stock order. An annual administrative fee may be payable to the independent trustee or custodian. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Individuals interested in using funds in an individual retirement account or any other retirement account, whether held at Kearny Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the April 15, 2015 offering deadline. Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock Purchased in the Subscription Offering and/or Community Offering and/or Syndicated Offering. All shares of New Kearny common stock will be issued in book-entry form and held electronically on the books of our transfer agent. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription offering and, if held, the community offering or syndicated offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion. We expect trading in the stock to begin on the day of completion of the conversion and stock offering or the next business day. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading. Your ability to sell the shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Other Restrictions. Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply:

(i)	a small number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization reside in such state;

(ii)	the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or

(iii)	such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Regulations of the Federal Reserve Board prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the order form, you cannot add the name(s) of others for joint stock registration unless they are also named on the qualifying deposit account. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call our Stock Information Center. The phone number is 844-559-3899. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

Liquidation Rights

Liquidation prior to the conversion. In the unlikely event that Kearny MHC is liquidated prior to the conversion, all claims of creditors of Kearny MHC would be paid first. Thereafter, if there were any assets of Kearny MHC remaining, these assets would first be distributed to certain depositors of Kearny Bank under such depositors’ liquidation rights. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Kearny MHC after claims of creditors, based on the relative size of their deposit accounts.

Liquidation following the conversion. The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a liquidation account by New Kearny for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Kearny MHC’s ownership interest in Kearny-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Kearny MHC as of the date of the latest statement of financial condition of Kearny MHC prior to the consummation of the conversion (excluding its ownership of Kearny-Federal). The plan of conversion also provides for the establishment of a parallel liquidation account in Kearny Bank to support the New Kearny liquidation account in the event New Kearny does not have sufficient assets to fund its obligations under the New Kearny liquidation account.

In the unlikely event that Kearny Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Kearny-Federal, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Kearny Bank or New Kearny above that amount.

The liquidation account established by New Kearny is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Kearny MHC) after the conversion in the event of a complete liquidation of New Kearny and Kearny Bank or a liquidation solely of Kearny Bank. Specifically, in the unlikely event that either (i) Kearny Bank or (ii) New Kearny and Kearny Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of July 31, 2013 and December 31, 2014 of their interests in the liquidation account maintained by New Kearny. Also, in a complete liquidation of both entities, or of Kearny Bank only, when New Kearny has insufficient assets (other than the stock of Kearny Bank) to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Kearny Bank has positive net worth, Kearny Bank shall immediately make a distribution to fund New Kearny’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by New Kearny as adjusted from time to time pursuant to the plan of conversion and federal regulations. If New Kearny is completely liquidated or sold apart from a sale or liquidation of Kearny Bank, then the New Kearny liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Kearny Bank liquidation account, subject to the same rights and terms as the New Kearny liquidation account.

Pursuant to the plan of conversion and reorganization, after two years from the date of conversion and, upon the written request of the Federal Reserve Board or upon the prior written approval of the Federal Reserve Board, New Kearny will transfer the liquidation account and the depositors’ interests in such account to Kearny Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Kearny Bank.

Under the rules and regulations of the Federal Reserve Board, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which New Kearny or Kearny Bank is not the surviving institution, would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Kearny Bank on July 31, 2013 or December 31, 2014 equal to the proportion that the balance of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s deposit account on July 31, 2013 and December 31, 2014, respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Kearny Bank on such date.

If, however, on any June 30 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on July 31, 2013 or December 31, 2014, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income tax consequences of conversion to Kearny MHC, Kearny-Federal, New Kearny, Kearny Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members of Kearny MHC. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that New Kearny or Kearny Bank would prevail in a judicial proceeding.

Kearny MHC, Kearny-Federal, Kearny Bank and New Kearny have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.	The merger of Kearny MHC with and into Kearny-Federal will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Kearny MHC for liquidation interests in Kearny-Federal will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	None of Kearny MHC, Kearny-Federal, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of Kearny MHC to Kearny-Federal in constructive exchange for liquidation interests in Kearny-Federal.

4.	The basis of the assets of Kearny MHC and the holding period of such assets to be received by Kearny-Federal will be the same as the basis and holding period of such assets in Kearny MHC immediately before the exchange.

5.	The merger of Kearny-Federal with and into New Kearny will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Kearny-Federal nor New Kearny will recognize gain or loss as a result of such merger.

6.	The basis of the assets of Kearny-Federal and the holding period of such assets to be received by New Kearny will be the same as the basis and holding period of such assets in Kearny-Federal immediately before the exchange.

7.	Current stockholders of Kearny-Federal will not recognize any gain or loss upon their exchange of Kearny-Federal common stock for New Kearny common stock.

8.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Kearny-Federal for interests in the liquidation account in New Kearny.

9.	The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Kearny-Federal for interests in the liquidation account established in New Kearny will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.	Each stockholder’s aggregate basis in shares of New Kearny common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Kearny-Federal common stock surrendered in the exchange.

11.	Each stockholder’s holding period in his or her New Kearny common stock received in the exchange will include the period during which the Kearny-Federal common stock surrendered was held, provided that the Kearny-Federal common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.	Cash received by any current stockholder of Kearny-Federal in lieu of a fractional share interest in shares of New Kearny common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of New Kearny common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase New Kearny common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of New Kearny common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.	It is more likely than not that the fair market value of the benefit provided by the liquidation account of Kearny Bank supporting the payment of the New Kearny liquidation account in the event New Kearny lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Kearny Bank liquidation account as of the effective date of the merger of Kearny-Federal with and into New Kearny.

15.	It is more likely than not that the basis of the shares of New Kearny common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the New Kearny common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by New Kearny on the receipt of money in exchange for New Kearny common stock sold in the offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Kearny MHC, Kearny-Federal, Kearny Bank, New Kearny and persons receiving subscription rights and stockholders of Kearny-Federal. With respect to items 13 and 15 above, Luse Gorman, PC, noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman, PC believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Kearny Bank are reduced; and (iv) the Kearny Bank liquidation account payment obligation arises only if New Kearny lacks sufficient assets to fund the liquidation account.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Kearny Bank liquidation account supporting the payment of the liquidation account in the event New Kearny lacks sufficient net assets does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the Kearny Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman, PC, unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed. We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from BDO USA, LLP that the New Jersey and Maryland state income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to New Kearny’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

All shares of common stock purchased in the offering by a director or certain officers of Kearny Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each book-entry for restricted shares will note a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of New Kearny also will be restricted by the insider trading rules under the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

Federal regulations prohibit New Kearny from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases, or to fund restricted stock plans that have been ratified by stockholders (with Federal Reserve Board approval) or tax-qualified employee stock benefit plans. In addition, the repurchase of shares of common stock is subject to Federal Reserve Board policy related to repurchases of shares by financial institution holding companies.

KEARNYBANK FOUNDATION

General

In furtherance of our commitment to our local community and communities we may serve in the future, the plan of conversion and reorganization provides that we will establish a new charitable foundation, KearnyBank Foundation, as a non-stock, nonprofit Delaware corporation, in connection with the offering. We intend to contribute cash and shares of common stock to the Foundation, as further described below.

By further enhancing our visibility and reputation in our local community, we believe that the contribution to the Foundation will enhance the long-term value of our community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our communities through the Foundation.

Purpose of the Foundation

We intend to contribute to the Foundation 500,000 shares of common stock and $5.0 million in cash, for a total contribution of $10.0 million. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which we operate and to enable our communities to share in our long-term growth. The Foundation is dedicated completely to community activities and the promotion of charitable causes. The Foundation will also support our on-going obligations to the community under the CRA. Kearny Bank received a satisfactory rating in its most recent CRA examination by the FDIC.

Funding the Foundation with shares of our common stock is also intended to allow our communities to share in our potential growth and success after the stock offering is completed because the Foundation will benefit directly from any increases in the value of our common stock. In addition, the Foundation will maintain close ties with Kearny Bank, thereby forming a partnership within the communities in which Kearny Bank operates.

Structure of the Foundation

The Foundation will be incorporated under Delaware law as a non-stock, nonprofit corporation. The certificate of incorporation of the Foundation will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Foundation’s certificate of incorporation will also provide that no part of the net earnings of the Foundation will inure to the benefit of, or be distributable to, its members, directors or officers or to private individuals.

The board of directors of the Foundation will be responsible for establishing the Foundation’s grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the Foundation will at all times be bound by their fiduciary duty to advance the foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the Foundation was established. The directors of the Foundation will also be responsible for directing the activities of the Foundation, including the management and voting of the shares of our common stock held by the Foundation. However, as required by Federal Reserve Board’s regulations, all shares of our common stock held by the Foundation will be voted in the same ratio as all other shares of our common stock on all proposals considered by our stockholders.

The Foundation’s initial place of business will be located at our administrative offices. The board of directors of the Foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, we will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s regulations governing transactions between Kearny Bank and the Foundation.

The Foundation will receive working capital from the cash and stock contribution and:

(i)	any dividends that may be paid on our shares of common stock in the future;

(ii)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(iii)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the Foundation is required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.

Tax Considerations

New Kearny, Kearny-Federal, Kearny MHC and Kearny Bank are authorized by law to make charitable contributions. We believe that the stock offering presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our stockholders of the contribution of shares of common stock to the Foundation. See “Capitalization” and “Historical and Pro Forma Regulatory Capital Compliance.”

We believe that our contribution of cash and shares of our common stock to the Foundation should not constitute an act of self-dealing and that we should be entitled to a federal tax deduction in the amount of the fair market value of the cash and stock at the time of the contribution. We are permitted to deduct for charitable purposes only an amount equal to 10% of our annual pre-tax income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the contribution to the Foundation. We estimate that all of the contribution should be deductible for federal tax purposes over a five-year period. Even if the contribution is deductible, we may not have sufficient earnings to be able to use the deduction in full. Any decision to make additional contributions to the Foundation in the future would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.

As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2%, although we may qualify for the lower 1% special rate. The Foundation is required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. The Foundation is required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed on the Foundation

Federal Reserve Board regulations required that the directors who serve on the Foundation’s board could not participate in our board’s discussions concerning contributions to the Foundation, and could not vote on the matter.

Federal Reserve Board regulations provide that the Federal Reserve Board will generally not object if a well-capitalized savings bank contributes to a charitable foundation an aggregate amount of 8% or less of the shares or proceeds issued in a stock offering. Kearny Bank qualifies as a well-capitalized savings bank for purposes of this limitation, and the contribution to the Foundation will not exceed this limitation.

Federal Reserve Board regulations impose the following requirements on the Foundation:

•	the Foundation’s primary purpose must be to serve and make grants in our local community;

•	the Federal Reserve Board may examine the Foundation at the Foundation’s expense;

•	the Foundation must comply with all supervisory directives imposed by the Federal Reserve Board;

•	the Foundation must provide annually to the Federal Reserve Board a copy of the annual report that the Foundation submits to the Internal Revenue Service;

•	the Foundation must operate according to written policies adopted by its board of directors, including a conflict of interest policy;

•	the Foundation may not engage in self-dealing and must comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code; and

•	the Foundation must vote its shares of our common stock in the same ratio as all of the other shares voted on each proposal considered by our stockholders.

Within six months of completing the stock offering, the Foundation intends to submit to the Federal Reserve Board a three-year operating plan, conflict of interest policy, gift instrument, certificate of incorporation and bylaws.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF KEARNY-FEDERAL

General. As a result of the conversion, existing stockholders of Kearny-Federal will become stockholders of New Kearny. There are differences in the rights of stockholders of Kearny-Federal and stockholders of New Kearny caused by differences between federal and Maryland law and regulations and differences in Kearny-Federal’s federal stock charter and bylaws and New Kearny’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of New Kearny’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Kearny-Federal consists of 75,000,000 shares of common stock, $0.10 par value per share, and 25,000,000 shares of preferred stock, having $0.10 par value per share.

The authorized capital stock of New Kearny consists of 800,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Under the Maryland General Corporation Law and New Kearny’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of Kearny-Federal.

Kearny-Federal’s charter and New Kearny’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Kearny MHC is required to own not less than a majority of the outstanding shares of Kearny-Federal common stock. Kearny MHC will no longer exist following completion of the conversion.

New Kearny’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Kearny-Federal’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by stockholders. However, stock-based compensation plans, such as stock option plans and restricted stock plans as well as issuers in excess of 20% of outstanding shares, would have to be submitted for approval by New Kearny stockholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither Kearny-Federal’s stock charter or bylaws nor New Kearny’s articles of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends. Kearny-Federal’s ability to pay dividends depends, in part, upon Kearny Bank’s ability to pay dividends to Kearny-Federal, which is restricted by federal regulations and by federal income tax considerations related to federally-chartered savings banks.

The same restrictions will apply to Kearny Bank’s payment of dividends to New Kearny. In addition, Maryland law generally prohibits New Kearny from paying dividends if, after giving effect to the dividend, New Kearny would not be able to pay its indebtedness as it becomes due in the normal course of business or its total assets would be less than the sum of its total liabilities plus the amount that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

Board of Directors. Kearny-Federal’s bylaws and New Kearny’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under Kearny-Federal’s bylaws, any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors of Kearny-Federal to fill vacancies may only serve until the next election of directors by stockholders. Under New Kearny’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Limitations on Liability. The charter and bylaws of Kearny-Federal do not limit the personal liability of directors or officers.

New Kearny’s articles of incorporation provide that directors and officers will not be personally liable for monetary damages to New Kearny or its stockholders for certain actions as directors or officers, except for (i) the receipt of an improper personal benefit, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty that was material to a cause of action, or (iii) to the extent otherwise provided by Maryland law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their duties even though such an action, if successful, might benefit New Kearny.

Indemnification of Directors, Officers, Employees and Agents. As generally allowed under current Federal Reserve Board regulations, Kearny-Federal will indemnify its directors, officers and employees for any judgment and any reasonable costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Kearny-Federal or its stockholders. Kearny-Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Kearny-Federal is required to notify the Federal Reserve Board of its intention, and such payment cannot be made if the Federal Reserve Board objects to such payment.

The articles of incorporation of New Kearny provide that it shall indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (ii) other employees or agents to such extent as shall be authorized by the board of directors and Maryland law, all subject to any applicable federal law. Maryland law allows New Kearny to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of New Kearny. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders. Kearny-Federal’s bylaws provide that special meetings of stockholders may be called by the chairman, the president, a majority of the members of the board of directors or the holders of not less than 10% of the outstanding capital stock entitled to vote at the meeting. New Kearny’s bylaws provide that special meetings of stockholders may be called by the president, chairperson of the board of directors, by a majority vote of the total number of directors that New Kearny would have, if there were no vacancies on the board of directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. Kearny-Federal’s bylaws provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Kearny-Federal at least five days before the date of any such meeting.

New Kearny’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to New Kearny not less than 110 days nor more than 120 days prior to the anniversary of the prior year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to the anniversary of the preceding year’s annual meeting, a stockholder’s written notice shall be timely only if delivered or mailed to and received by the Secretary of New Kearny at the principal executive office of the corporation no earlier than the day on which public disclosure of the date of such annual meeting is first made and no later than the tenth day following the day on which public disclosure of the date of such annual meeting is first made.

Management believes that it is in the best interest of New Kearny and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.

Stockholder Action Without a Meeting. Kearny-Federal’s bylaws provide that any action to be taken at any annual meeting or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote on the matter consent to the action in writing.

New Kearny’s bylaws do not provide for action to be taken by stockholders without a meeting. However, under Maryland law, action may be taken by stockholders without a meeting if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Right to Examine Books and Records. Kearny-Federal’s bylaws provide that it may either make available for inspection, at least 20 days prior to a stockholders meeting, a list of the stockholders of record entitled to vote at such meeting, or the Board of Directors may elect to follow the procedures described in 12 C.F.R. 239.26(d) of the Federal Reserve Board’s regulations regarding the right to examine books and records. The federal regulation noted above provides that stockholders may inspect and copy specified books and records after proper written notice for a proper purpose. Maryland law provides that a stockholder may inspect a company’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, hold at least 5% of the outstanding stock of any class, have the right to inspect a company’s stock ledger, list of stockholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Stockholders. New Kearny’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. Kearny-Federal’s charter does not contain voting limits based on stock ownership.

In addition, federal regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of New Kearny’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of New Kearny’s equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between New Kearny and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of New Kearny’s voting stock after the date on which New Kearny had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of New Kearny at any time after the date on which New Kearny had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of New Kearny. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between New Kearny and an interested stockholder generally must be recommended by the board of directors of New Kearny and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of New Kearny, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of New Kearny other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if New Kearny’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Current federal regulations do not provide a vote standard for business combinations involving federal mid-tier stock holding companies.

Mergers, Consolidations and Sales of Assets. Under New Kearny’s articles of incorporation, a merger or consolidation of New Kearny requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

•	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;

•

each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90% owned subsidiary of New Kearny.

Under Maryland law, a sale of all or substantially all of New Kearny’s assets other than in the ordinary course of business, or a voluntary dissolution of New Kearny, requires the approval of its board of directors and the affirmative vote of a majority of the votes of stockholders entitled to be cast on the matter.

Current federal regulations do not provide a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies.

Evaluation of Offers. The articles of incorporation of New Kearny provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New Kearny (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New Kearny and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon New Kearny’s stockholders, including stockholders, if any, who do not participate in the transaction;

•

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, New Kearny and its subsidiaries and on the communities in which New Kearny and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of New Kearny;

•	whether a more favorable price could be obtained for New Kearny’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of New Kearny and its subsidiaries;

•	the future value of the stock or any other securities of New Kearny or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of New Kearny to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Kearny-Federal’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal. Under Maryland law, stockholders of New Kearny will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which New Kearny is a party as long as the common stock of New Kearny trades on a national securities exchange. New Kearny’s articles of incorporation eliminate dissenters’ rights of appraisal.

Current federal regulations do not provide for dissenters’ appraisal rights in business combinations involving federal mid-tier stock holding companies.

Amendment of Governing Instruments. No amendment of Kearny-Federal’s stock charter may be made unless it is first proposed by the board of directors then approved or preapproved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. Amendments to Kearny-Federal’s bylaws require either preliminary approval by or post-adoption notice to the Federal Reserve Board as well as approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the stockholders of Kearny-Federal at any legal meeting.

New Kearny’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

i.	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

ii.	the division of the board of directors into three staggered classes;

iii.	the ability of the board of directors to fill vacancies on the board;

iv.	the requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by stockholders;

v.	the ability of the board of directors to amend and repeal the bylaws;

vi.	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire New Kearny;

vii.	the authority of the board of directors to provide for the issuance of preferred stock;

viii.	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

ix.	the number of stockholders constituting a quorum or required for stockholder consent;

x.	the indemnification of current and former directors and officers, as well as employees and other agents, by New Kearny;

xi.	the limitation of liability of officers and directors to New Kearny for money damages;

xii.	the inability of stockholders to cumulate their votes in the election of directors;

xiii.	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland;

xiv.	the advance notice requirements for stockholder proposals and nominations; and

xv.	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF NEW KEARNY

Although the board of directors of New Kearny is not aware of any effort that might be made to obtain control of New Kearny after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of New Kearny’s articles of incorporation to protect the interests of New Kearny and its stockholders from takeovers which the board of directors might conclude are not in the best interests of Kearny Bank, New Kearny or New Kearny’s stockholders.

The following discussion is a general summary of the material provisions of Maryland law, New Kearny’s articles of incorporation and bylaws, Kearny Bank’s charter and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. New Kearny’s articles of incorporation and bylaws are included as part of Kearny MHC’s application for conversion filed with the Federal Reserve Board and New Kearny’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Maryland Law and Articles of Incorporation and Bylaws of New Kearny

Maryland law, as well as New Kearny’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of New Kearny more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Kearny Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of 80% of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares. After the conversion, New Kearny will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of New Kearny Following the Conversion.” The articles of incorporation authorize 100,000,000 shares of serial preferred stock. New Kearny is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of New Kearny that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of New Kearny. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Existing Stockholders of Kearny-Federal—Amendment of Governing Instruments” above.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of New Kearny’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be cast at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of New Kearny in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between New Kearny and an “interested stockholder”. See “Comparison of Stockholder Rights for Existing Stockholders of Kearny Financial Corp.—Mergers, Consolidations and Sales of Assets” above.

Control Share Acquisitions. The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

(i)	one-tenth or more but less than one-third;

(ii)	one-third or more but less than a majority; or

(iii)	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party. The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except for those which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The foregoing provisions may be modified by a Maryland corporation’s charter or bylaws. Although our bylaws provide that the Maryland Control Share Acquisition law will be inapplicable to acquisitions of New Kearny’s common stock, this provision may be repealed at any time by a majority vote of the whole board of directors, in whole or in part, at any time, whether before or after a control share acquisition and may be applied to any prior or subsequent control share acquisition.

Evaluation of Offers. The articles of incorporation of New Kearny provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New Kearny (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New Kearny and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “Comparison of Stockholder Rights for Existing Stockholders of Kearny Financial Corp.—Evaluation of Offers” above.

Purpose and Anti-Takeover Effects of New Kearny’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interests of New Kearny and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of New Kearny and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of New Kearny and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of New Kearny and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of New Kearny’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of Kearny Bank

Kearny Bank’s charter will be amended to provide that for a period of five years from the closing of the conversion and offering, no person other than New Kearny may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Kearny Bank. This provision will not apply to any tax-qualified employee benefit plan of Kearny Bank or New Kearny or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of New Kearny or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Kearny Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Federal Reserve Board regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of our directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with New Kearny, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK OF NEW KEARNY FOLLOWING THE CONVERSION

General

New Kearny is authorized to issue 800,000,000 shares of common stock, par value of $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. New Kearny will have 102,637,570 shares of common stock outstanding, assuming the maximum of the offering range. New Kearny will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, or the issuance of shares to be contributed to the Foundation, in each case in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends. New Kearny may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The payment of dividends by New Kearny is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce New Kearny’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of New Kearny will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If New Kearny issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the conversion, the holders of common stock of New Kearny will have exclusive voting rights in New Kearny. They will elect New Kearny’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of New Kearny’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If New Kearny issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a federally-chartered stock savings bank, corporate powers and control of Kearny Bank are vested in its board of directors, who elect the officers of Kearny Bank and who fill any vacancies on the board of directors. Voting rights of Kearny Bank are vested exclusively in the owners of the shares of capital stock of Kearny Bank, which will be New Kearny, and voted at the direction of New Kearny’s board of directors. Consequently, the holders of the common stock of New Kearny will not have direct control of Kearny Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Kearny Bank, New Kearny, as the holder of 100% of Kearny Bank’s capital stock, would be entitled to receive all assets of Kearny Bank available for distribution, after payment or provision for payment of all debts and liabilities of Kearny Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of New Kearny, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of New Kearny available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of New Kearny will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of New Kearny’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for New Kearny’s common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

EXPERTS

The audited consolidated financial statements of Kearny-Federal and subsidiaries as of June 30, 2014 and 2013, and for the years ended June 30, 2014 and 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2014, have been included herein and in the registration statement in reliance upon the reports of BDO USA, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Kearny-Federal and subsidiaries for the year ended June 30, 2012, have been included herein and in the registration statement in reliance upon the reports of Baker Tilly Virchow Krause, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts, in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., counsel to New Kearny, Kearny MHC, Kearny-Federal and Kearny Bank, has issued to New Kearny its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. BDO USA, LLP has provided an opinion to us regarding the New Jersey and Maryland income tax consequences of the conversion. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. and, in the event of a syndicated or firm commitment offering, for the other co-managers, by Jones Walker, LLP, Washington, D.C.

CHANGE IN ACCOUNTANTS

On July 3, 2013, Kearny-Federal dismissed Baker Tilly Virchow Krause, LLP, which had previously served as our independent accountant. The decision to dismiss Baker Tilly Virchow Krause, LLP was approved by the Audit Committee of the Board of Directors.

The audit report of Baker Tilly Virchow Krause, LLP on the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of Kearny-Federal for the year ended June 30, 2012 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended June 30, 2012 and through the subsequent interim period preceding the date of Baker Tilly Virchow Krause, LLP’s dismissal, there were: (1) no disagreements between us and Baker Tilly Virchow Krause, LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Baker Tilly Virchow Krause, LLP would have caused them to make reference thereto in their report on Kearny-Federal’s financial statements for such year, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

On July 3, 2013, the Audit Committee of the Board of Directors engaged BDO USA, LLP as Kearny-Federal’s independent registered public accounting firm. During the fiscal years ended June 30, 2012 and 2011 and the subsequent interim period preceding the engagement of BDO USA, LLP, Kearny-Federal did not consult with BDO USA, LLP regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on Kearny-Federal’s financial statements, and BDO USA, LLP did not provide any written report or oral advice that BDO USA, LLP concluded was an important factor considered by Kearny-Federal in reaching a decision as to any such accounting, auditing or financial report issues; or (3) any matter that was either the subject of a disagreement with Baker Tilly Virchow Krause, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or the subject of a reportable event.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

New Kearny has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including New Kearny. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Kearny MHC has filed with the Board of Governors of the Federal Reserve System an Application on Form AC with respect to the conversion, and New Kearny has filed with the Board of Governors of the Federal Reserve System an Application H-(e)1 with respect to its acquisition of Kearny Bank. This prospectus omits certain information contained in those applications. To obtain a copy of the applications filed with the Board of Governors of the Federal Reserve System, you may contact H. Robert Tillman, Assistant Vice President of the Federal Reserve Bank of Philadelphia, at (215) 574-4155. The Plan of Conversion and Reorganization is available, upon request, at each of Kearny Bank’s offices.

In connection with the offering, New Kearny will register its common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended and, upon such registration, New Kearny and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934, as amended. Under the plan of conversion and reorganization, New Kearny has undertaken that it will not terminate such registration for a period of at least three years following the offering.

Index to Consolidated Financial Statements of

Kearny Financial Corp. and Subsidiaries

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands, Except Share and Per Share Data)

	December 31, 2014	June 30, 2014
	(Unaudited)
Assets
Cash and amounts due from depository institutions	$14,133	$14,403
Interest-bearing deposits in other banks	82,303	120,631

Cash and Cash Equivalents	96,436	135,034
Debt securities available for sale (amortized cost $423,451 and $411,228)	420,458	407,898
Debt securities held to maturity (fair value $218,064 and $213,472)	219,906	216,414
Loans receivable, including unamortized yield adjustments of $(1,439) and $(1,397)	1,814,071	1,741,471
Less allowance for loan losses	(12,584)	(12,387)

Net Loans Receivable	1,801,487	1,729,084
Mortgage-backed securities available for sale (amortized cost $387,508 and $432,802)	391,548	437,223
Mortgage-backed securities held to maturity (fair value $325,709 and $293,781)	322,529	295,658
Premises and equipment	39,584	40,105
Federal Home Loan Bank of New York (“FHLB”) stock	27,382	25,990
Accrued interest receivable	9,059	9,013
Goodwill	108,591	108,591
Bank owned life insurance	90,126	88,820
Deferred income tax assets, net	9,998	10,314
Other assets	10,765	5,865

Total Assets	$3,547,869	$3,510,009

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest-bearing	$208,457	$224,054
Interest-bearing	2,256,388	2,255,887

Total Deposits	2,464,845	2,479,941
Borrowings	563,002	512,257
Advance payments by borrowers for taxes	8,636	9,001
Other liabilities	18,152	14,134

Total Liabilities	3,054,635	3,015,333
Stockholders’ Equity
Preferred stock, $0.10 par value, 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.10 par value, 75,000,000 shares authorized; 73,781,587 issued; 67,375,247 and 67,267,865 outstanding, respectively	7,378	7,378
Paid-in capital	225,404	231,870
Retained earnings	341,447	336,355
Unearned Employee Stock Ownership Plan shares; 315,195 shares and 387,924 shares, respectively	(3,152)	(3,879)
Treasury stock, at cost; 6,406,340 shares and 6,513,722 shares, respectively	(73,535)	(74,768)
Accumulated other comprehensive loss	(4,308)	(2,280)

Total Stockholders’ Equity	493,234	494,676

Total Liabilities and Stockholders’ Equity	$3,547,869	$3,510,009

See notes to unaudited consolidated financial statements

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Interest Income
Loans	$18,648	$16,509	$37,053	$32,325
Mortgage-backed securities	4,654	5,505	9,430	11,059
Debt securities:
Taxable	1,792	1,221	3,527	2,499
Tax-exempt	490	460	975	914
Other interest-earning assets	328	238	625	436

Total Interest Income	25,912	23,933	51,610	47,233
Interest Expense
Deposits	3,972	3,594	7,818	7,226
Borrowings	2,367	1,864	4,694	3,336

Total Interest Expense	6,339	5,458	12,512	10,562

Net Interest Income	19,573	18,475	39,098	36,671
Provision for Loan Loses	1,732	559	2,590	1,727

Net Interest Income after Provision for Loan Losses	17,841	17,916	36,508	34,944

Non-Interest Income
Fees and service charges	731	630	1,430	1,321
Gain on sale of securities	7	226	7	226
Gain on sale of loans	9	—	9	53
Gain (loss) on sale and write down of real estate owned	5	—	(146)	1
Income from bank owned life insurance	654	707	1,306	1,409
Electronic banking fees and charges	258	296	542	640
Miscellaneous	54	70	150	140

Total Non-Interest Income	1,718	1,929	3,298	3,790
Non-Interest Expense
Salaries and employee benefits	9,588	8,723	19,664	17,676
Net occupancy expense of premises	1,795	1,607	3,437	3,269
Equipment and systems	2,034	2,055	3,964	3,929
Advertising and marketing	228	308	376	559
Federal deposit insurance premium	607	618	1,196	1,130
Directors’ compensation	165	172	361	344
Miscellaneous	2,103	2,074	4,293	3,932

Total Non-Interest Expense	16,520	15,557	33,291	30,839

Income before Income Taxes	3,039	4,288	6,515	7,895
Income taxes	870	1,301	1,423	2,322

Net Income	$2,169	$2,987	$5,092	$5,573

Net Income per Common Share (EPS)
Basic	$0.03	$0.05	$0.08	$0.08
Diluted	$0.03	$0.05	$0.08	$0.08
Weighted Average Number of Common Shares Outstanding
Basic	67,042	65,767	67,009	65,851
Diluted	67,055	65,767	67,185	65,851
Dividends Declared Per Common Share	$—	$—	$—	$—
See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands, Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
Net Income	$2,169	$2,987	$5,092	$5,573
Other Comprehensive Loss:
Net unrealized gain (loss) on securities available for sale, net of deferred income tax (benefit) expense of:
2014 $866, $(175);
2013 $(4,336), $(3,802)	2,169	(6,993)	139	(6,050)
Net gain on securities transferred from available for sale to held to maturity, net of deferred income tax (benefit) expense of:
2014 $0, $0;
2013 $0, $0	—	—	2	—
Net realized gain on securities available for sale, net of income tax expense of:
2014 $(3), $(3);
2013 $(93), $(93)	(4)	(133)	(4)	(133)
Fair value adjustments on derivatives, net of deferred income tax expense (benefit) of:
2014 $(2,551), $(1,362);
2013 $1,059, $(96)	(3,694)	1,532	(1,972)	(140)
Benefit plan adjustments, net of deferred income tax (benefit) expense of:
2014 $8, $(132);
2013 $4, $337	11	7	(193)	488

Total Other Comprehensive Loss	(1,518)	(5,587)	(2,028)	(5,835)

Total Comprehensive Income (Loss)	$651	$(2,600)	$3,064	$(262)

See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended December 31, 2013

(In Thousands, Unaudited)

	Common Stock		Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total

	Shares	Amount
Balance—June 30, 2013	66,501	$7,274	$215,722	$326,167	$(5,334)	$(71,983)	$(4,139)	$467,707
Net Income	—	—	—	5,573	—	—	—	5,573
Other comprehensive loss, net of income tax benefit	—	—	—	—	—	—	(5,835)	(5,835)
ESOP shares committed to be released (72 shares)	—	—	31	—	727	—	—	758
Stock option expense	—	—	20	—	—	—	—	20
Treasury stock purchases	(366)	—	—	—	—	(3,792)	—	(3,792)
Restricted stock plan shares earned (8 shares)	—	—	84	—	—	—	—	84

Balance—December 31, 2013	$66,135	$7,274	$215,857	$331,740	$(4,607)	$(75,775)	$(9,974)	$464,515

See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended December 31, 2014

(In Thousands, Unaudited)

	Common Stock		Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Income	Total

	Shares	Amount
Balance—June 30, 2014	67,268	$7,378	$231,870	$336,355	$(3,879)	$(74,768)	$(2,280)	$494,676
Net Income	—	—	—	5,092	—	—	—	5,092
Other comprehensive loss, net of income tax benefit	—	—	—	—	—	—	(2,028)	(2,028)
ESOP shares committed to be released (72 shares)	—	—	326	—	727	—	—	1,053
Stock option expense	—	—	100	—	—	—	—	100
Treasury stock reissued	107	—	132	—	—	1,233	—	1,365
Restricted stock plan shares earned (14 shares)	—	—	164	—	—	—	—	164
Settlement of stock options with cash in lieu of shares	—	—	(7,188)	—	—	—	—	(7,188)

Balance—December 31, 2014	$67,375	$7,378	$225,404	$341,447	$(3,152)	$(73,535)	$(4,308)	$493,234

See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, Unaudited)

	Six Months Ended December 31,
	2014	2013
Cash Flows from Operating Activities:
Net income	$5,092	$5,573
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	1,503	1,262
Net amortization of premiums, discounts and loan fees and costs	1,185	1,663
Deferred income taxes	1,988	186
Amortization of intangible assets	78	64
Amortization of benefit plans’ unrecognized net loss	39	22
Provision for loan losses	2,590	1,727
Loss (gain) on write-down and sales of real estate owned	146	(1)
Realized gain on sale of loans	(9)	(53)
Proceeds from sale of loans	133	496
Realized loss on sale of debt securities available for sale	594	1,294
Realized gain on sale of mortgage-backed securities available for sale	(601)	(1,520)
Realized gain on disposition of premises and equipment	(25)	—
Increase in cash surrender value of bank owned life insurance	(1,306)	(1,409)
ESOP, stock option plan and restricted stock plan expenses	1,317	862
(Increase) decrease in interest receivable	(46)	103
Increase in other assets	(8,077)	(1,361)
Increase in interest payable	37	113
Increase in other liabilities	3,654	991

Net Cash Provided by Operating Activities	8,292	10,012

Cash Flows from Investing Activities:
Purchase of debt securities available for sale	(52,528)	(55,217)
Proceeds from sale of debt securities available for sale	39,444	54,075
Proceeds from repayments of debt securities available for sale	288	455
Purchase of debt securities held to maturity	(6,243)	(2,530)
Proceeds from calls and maturities of debt securities held to maturity	2,530	270
Proceeds from repayments of debt securities held to maturity	116	847
Purchase of loans	(32,050)	(58,319)
Net increase in loans receivable	(44,562)	(137,695)
Proceeds from sale of real estate owned	1,047	403
Purchases of mortgage-backed securities available for sale	(10,384)	(17,061)
Principal repayments on mortgage-backed securities available for sale	37,613	70,719
Proceeds from sale of mortgage-backed securities available for sale	17,780	53,613
Purchases of mortgage-backed securities held to maturity	(33,210)	—
Principal repayments on mortgage-backed securities held to maturity	6,045	827
Purchase of FHLB stock	(6,930)	(14,445)
Redemption of FHLB stock	5,538	9,047
Proceeds from cash settlement of premises and equipment	49	—
Additions to premises and equipment	(1,005)	(1,580)

Net Cash Provided by Investing Activities	$(76,462)	$(96,591)

See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In Thousands, Unaudited)

	Six Months Ended December 31,
	2014	2013
Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(14,995)	7,085
Repayment of term FHLB advances	(678,047)	(275,043)
Proceeds from term FHLB advances	750,000	400,000
Net change in overnight borrowings	(17,000)	(5,000)
Decrease in other short-term borrowings	(4,198)	(10,775)
(Decrease) increase in advance payments by borrowers for taxes	(365)	362
Purchase of common stock of Kearny Financial Corp. for treasury	—	(3,792)
Issuance of common stock of Kearny Financial Corp. from treasury	1,365	—
Payment of cash for exercise of stock options	(7,188)	—

Net Cash Provided by Financing Activities	29,572	112,837

Net (Decrease) Increase in Cash and Cash Equivalents	(38,598)	26,258
Cash and Cash equivalents—Beginning	135,034	127,034

Cash and Cash equivalents—Ending	$96,436	$153,292

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Income taxes, net of refunds	$1,806	$2,341

Interest	$12,424	$10,448

Non-cash investing and financing activities:

Acquisition of real estate owned in settlement of loans	$1,465	$720

See notes to unaudited consolidated financial statements.

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. PRINCIPLES OF CONSOLIDATION

The unaudited consolidated financial statements include the accounts of Kearny Financial Corp. (the “Company”), its wholly-owned subsidiary, Kearny Bank (the “Bank”) and the Bank’s wholly-owned subsidiaries, CJB Investment Corp. and KFS Financial Services, Inc. and its wholly-owned subsidiary, KFS Insurance Services, Inc. The Company conducts its business principally through the Bank. Management prepared the unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), including the elimination of all significant inter-company accounts and transactions during consolidation.

2. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and Regulation S-X and do not include information or footnotes necessary for a complete presentation of financial condition, income, comprehensive income, changes in stockholders’ equity and cash flows in conformity with GAAP. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated financial statements have been included. The results of operations for the three- month and six-month periods ended December 31, 2014, are not necessarily indicative of the results that may be expected for the entire fiscal year or any other period.

The data in the consolidated statement of financial condition for June 30, 2014 was derived from the Company’s 2014 annual report on Form 10-K. That data, along with the interim unaudited financial information presented in the consolidated statements of financial condition, income, comprehensive income, changes in stockholders’ equity and cash flows should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included in the Company’s 2014 annual report on Form 10-K.

3. NET INCOME PER COMMON SHARE (“EPS”)

Basic EPS is based on the weighted average number of common shares actually outstanding including restricted stock awards (see following paragraph) adjusted for Employee Stock Ownership Plan (“ESOP”) shares not yet committed to be released. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

The Financial Accounting Standards Board (“FASB”) has issued guidance on determining whether instruments granted in share-based payment transactions are participating securities. This guidance clarifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Three Months Ended December 31, 2014			Six Months Ended December 31, 2014
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)			(In Thousands, Except Per Share Data)
Net income	$2,169			$5,092

Basic earnings per share, income available to common stockholders	$2,169	67,042	$0.03	$5,092	67,009	$0.08

Effect of dilutive securities:
Stock options	—	13		—	176

	$2,169	67,055	$0.03	$5,092	67,185	$0.08

	Three Months Ended December 31, 2013			Six Months Ended December 31, 2013
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)			(In Thousands, Except Per Share Data)
Net income	$2,987			$5,573

Basic earnings per share, income available to common stockholders	$2,987	65,767	$0.05	$5,573	65,851	$0.08

Effect of dilutive securities:
Stock options	—	—		—	—

	$2,987	65,767	$0.05	$5,573	65,851	$0.08

During the three and six months ended December 31, 2014, the average number of options which were considered anti-dilutive totaled approximately 185,000 and 185,000, respectively. During the three and six months ended December 31, 2013, the average number of options which were considered anti-dilutive totaled approximately 3,053,000 and 3,122,000, respectively.

4. SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2014, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation identified the following subsequent event that warranted disclosure in these consolidated financial statements:

On January 21, 2015, the Bank changed its name from Kearny Federal Savings Bank to Kearny Bank.

The evaluation was conducted through the date this document was filed.

5. PLAN OF CONVERSION AND REORGANIZATION

On September 4, 2014, the Boards of Directors of Kearny MHC (the majority stockholder of the Company), the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan”). Pursuant to the Plan, Kearny MHC will convert from the mutual holding company form of organization to the fully public form. Kearny MHC will be merged into the Company, and Kearny MHC will no longer exist. The Company will then merge into a new Maryland corporation, also named Kearny Financial Corp., which will become the holding company for the Bank.

As part of the conversion, Kearny MHC’s ownership interest in the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represent the remaining ownership interest in the Company, will be exchanged for new shares of common stock of the new Maryland corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of common stock of the new Maryland corporation that they owned immediately prior to the completion of the conversion and public offering (excluding shares purchased in the stock offering and cash received in lieu of fractional shares).

When the conversion and public offering are completed, all of the capital stock of the Bank will be owned by the new Maryland corporation. The Plan provides for the establishment, upon the completion of the conversion, of special “liquidation accounts” for the benefit of certain depositors of the Bank in an amount equal to the greater of Kearny MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus or the value of the net assets of Kearny MHC as of the date of the latest statement of financial condition of Kearny MHC prior to the consummation of the conversion (excluding its ownership of the Company).

Following the completion of the conversion, under the rules of the Federal Reserve Bank (“FRB”), the Bank will not be permitted to pay dividends on its capital stock to the Company, its sole shareholder, if the Company’s shareholders’ equity would be reduced below the amount of the liquidation accounts. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts. Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. The Company has incurred approximately $1.5 million in such costs through December 31, 2014.

The transactions contemplated by the Plan are subject to approval by the Company’s stockholders (including approval by a majority of the shares held by persons other than the MHC) and the members of the MHC as well as the Board of Governors of the Federal Reserve System.

6. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The purpose of the ASU is to reduce diversity in the application of guidance by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. This ASU is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860) Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The purpose of the ASU is to address the concern that current accounting guidance distinguishes between repurchase agreements that settle at the same time as the maturity of the transferred financial asset and those that settle any time before maturity. In particular, repurchase-to-maturity transactions are generally accounted for as sales with forward agreements under current accounting, whereas typical repurchase agreements that settle before the maturity of the transferred financial asset are accounted for as secured borrowings. Additionally, current accounting guidance requires an evaluation of whether an initial transfer of a financial asset and a contemporaneous repurchase agreement (a repurchase financing) should be accounted for separately or linked. If linked, the arrangement is accounted for on a combined basis as a forward agreement. Those outcomes often are referred to as off-balance-sheet accounting. The ASU changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require two new related disclosures. This ASU is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-14, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure. The purpose of the ASU is to address a practice issue related to the classification of certain foreclosed residential and nonresidential mortgage loans that are either fully or partially guaranteed under government programs. Specifically, creditors should reclassify loans that meet certain conditions to “other receivables” upon foreclosure, rather than reclassifying them to other real estate owned (OREO). The separate other receivable recorded upon foreclosure is to be measured based on the amount of the loan balance (principal and interest) the creditor expects to recover from the guarantor. The ASU is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

7. STOCK REPURCHASE PLANS

On December 2, 2013, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 762,640 shares, or 5%, of the Company’s outstanding stock held by persons other than Kearny MHC. Through December 31, 2014, the Company has repurchased a total of 62,900 shares in accordance with this repurchase plan at a total cost of approximately $700,000 and at an average cost per share of $11.13.

8. SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses and fair values of debt and mortgage-backed securities available for sale at December 31, 2014 and June 30, 2014 and stratification by contractual maturity of debt securities available for sale at December 31, 2014 are presented below:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities available for sale:
Debt securities:
U.S. agency securities	$7,814	$63	$13	$7,864
Obligations of state and political subdivisions	27,525	137	219	27,443
Asset-backed securities	87,550	1,259	202	88,607
Collateralized loan obligations	128,607	—	2,299	126,308
Corporate bonds	163,064	431	1,079	162,416
Trust preferred securities	8,891	20	1,091	7,820

Total debt securities	423,451	1,910	4,903	420,458
Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	31,637	—	470	31,167
Federal National Mortgage Association	49,017	16	1,206	47,827
Non-agency securities	184	—	2	182

Total collateralized mortgage obligations	80,838	16	1,678	79,176

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	2,748	261	1	3,008
Federal Home Loan Mortgage Corporation	171,495	2,908	772	173,631
Federal National Mortgage Association	116,052	3,604	373	119,283

Total residential pass-through securities	290,295	6,773	1,146	295,922

Commercial pass-through securities:
Federal National Mortgage Association	16,375	75	—	16,450

Total commercial pass-through securities	16,375	75	—	16,450

Total mortgage-backed securities	387,508	6,864	2,824	391,548

Total securities available for sale	$810,959	$8,774	$7,727	$812,006

	December 31, 2014
	Amortized Cost	Fair Value
	(In Thousands)
Debt securities available for sale:
Due in one year or less	$—	$—
Due after one year through five years	20,048	20,175
Due after five years through ten years	152,413	151,661
Due after ten years	250,990	248,622

Total	$423,451	$420,458

	June 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities available for sale:
Debt securities:
U.S. agency securities	$4,159	$48	$2	$4,205
Obligations of state and political subdivisions	27,537	9	773	26,773
Asset-backed securities	87,480	663	827	87,316
Collateralized loan obligations	120,089	—	517	119,572
Corporate bonds	163,076	617	1,459	162,234
Trust preferred securities	8,887	32	1,121	7,798

Total debt securities	411,228	1,369	4,699	407,898
Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	33,505	—	485	33,020
Federal National Mortgage Association	51,277	12	1,249	50,040
Non-agency securities	210	—	—	210

Total collateralized mortgage obligations	84,992	12	1,734	83,270

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	3,055	221	—	3,276
Federal Home Loan Mortgage Corporation	196,882	3,937	1,929	198,890
Federal National Mortgage Association	147,873	4,750	836	151,787

Total residential pass-through securities	347,810	8,908	2,765	353,953

Total mortgage-backed securities	432,802	8,920	4,499	437,223

Total securities available for sale	$844,030	$10,289	$9,198	$845,121

During the six months ended December 31, 2014, proceeds from sales of securities available for sale totaled $57.2 million and resulted in gross gains of $601,000 and gross losses of $594,000. Proceeds from sales of securities available for sale during the six months ended December 31, 2013, totaled $107.7 million and resulted in gross gains of $2,060,000 and gross losses of $1,834,000.

At December 31, 2014 and June 30, 2014, securities available for sale with carrying values of approximately $66.9 million and $76.1 million, respectively, were utilized as collateral for borrowings through the FHLB of New York. As of those same dates, securities available for sale with total carrying values of approximately $1.6 million and $1.8 million, respectively, were pledged to secure public funds on deposit.

At December 31, 2014, the Company’s available for sale mortgage-backed securities were secured by residential and commercial mortgage loans with original contractual maturities of ten to thirty years. At June 30, 2014, the Company’s available for sale mortgage-backed securities were secured by residential mortgage loans only with original contractual maturities of ten to thirty years. The effective lives of mortgage-backed securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-through securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

9. SECURITIES HELD TO MATURITY

The amortized cost, gross unrealized gains and losses and fair values of debt and mortgage-backed securities held to maturity at December 31, 2014 and June 30, 2014 and stratification by contractual maturity of debt securities held to maturity at December 31, 2014 are presented below:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities held to maturity:
Debt securities:
U.S. agency securities	$144,236	$5	$1,394	$142,847
Obligations of state and political subdivisions	75,670	271	724	75,217

Total debt securities	219,906	276	2,118	218,064
Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	19	2	—	21
Federal National Mortgage Association	241	26	—	267
Non-agency securities	46	—	2	44

Total collateralized mortgage obligations	306	28	2	332

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	9	1	—	10
Federal Home Loan Mortgage Corporation	258	15	—	273
Federal National Mortgage Association	129,223	1,943	—	131,166

Total residential pass-through securities	129,490	1,959	—	131,449

Commercial pass-through securities:
Government National Mortgage Association	10,305	—	188	10,117
Federal National Mortgage Association	182,428	1,812	429	183,811

Total commercial pass-through securities	192,733	1,812	617	193,928

Total mortgage-backed securities	322,529	3,799	619	325,709

Total securities held to maturity	$542,435	$4,075	$2,737	$543,773

	December 31, 2014
	Amortized Cost	Fair Value
	(In Thousands)
Debt securities available for sale:
Due in one year or less	$6,302	$6,312
Due after one year through five years	149,359	147,917
Due after five years through ten years	39,395	39,164
Due after ten years	24,850	24,671

Total	$219,906	$218,064

	June 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities held to maturity:
Debt securities:
U.S. agency securities	$144,349	$6	$1,408	$142,947
Obligations of state and political subdivisions	72,065	15	1,555	70,525

Total debt securities	216,414	21	2,963	213,472
Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	20	2	—	22
Federal National Mortgage Association	264	30	—	294
Non-agency securities	54	—	1	53

Total collateralized mortgage obligations	338	32	1	369

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	9	—	—	9
Federal Home Loan Mortgage Corporation	283	4	—	287
Federal National Mortgage Association	114,276	140	83	114,333

Total residential pass-through securities	114,568	144	83	114,629

Commercial pass-through securities:
Federal National Mortgage Association	180,752	73	2,042	178,783

Total commercial pass-through securities	180,752	73	2,042	178,783

Total mortgage-backed securities	295,658	249	2,126	293,781

Total securities held to maturity	$512,072	$270	$5,089	$507,253

There were no sales of securities held to maturity during the six months ended December 31, 2014 and December 31, 2013.

At December 31, 2014 and June 30, 2014, securities held to maturity with carrying values of approximately $127.8 million and $128.1 million, respectively, were utilized as collateral for borrowings from the FHLB of New York. As of those same dates, securities held to maturity with total carrying values of approximately $8.0 million and $4.5 million, respectively, were pledged to secure public funds on deposit.

At December 31, 2014 and June 30, 2014, the Company’s held to maturity mortgage-backed securities were secured by both residential and commercial mortgage loans with original contractual maturities of ten to thirty years. The effective lives of mortgage-backed securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-through securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

10. IMPAIRMENT OF SECURITIES

The following two tables summarize the fair values and gross unrealized losses within the available for sale and held to maturity portfolios at December 31, 2014 and June 30, 2014. The gross unrealized losses, presented by security type, represent temporary impairments of value within each portfolio as of the dates presented. Temporary impairments within the available for sale portfolio have been recognized through other comprehensive income as reductions in stockholders’ equity on a tax-effected basis.

The tables are followed by a discussion that summarizes the Company’s rationale for recognizing certain impairments as “temporary” versus those identified as “other-than-temporary”. Such rationale is presented by investment type and generally applies consistently to both the “available for sale” and “held to maturity” portfolios, except where specifically noted.

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities Available for Sale:
U.S. agency securities	$1,570	$8	$856	$5	$2,426	$13
Obligations of state and political subdivisions	656	2	11,952	217	12,608	219
Asset-backed securities	—	—	30,121	202	30,121	202
Collateralized loan obligations	126,309	2,299	—	—	126,309	2,299
Corporate bonds	43,814	203	54,178	876	97,992	1,079
Trust preferred securities	—	—	6,800	1,091	6,800	1,091
Collateralized mortgage obligations	26,739	222	47,010	1,456	73,749	1,678
Residential pass-through securities	43,435	306	75,149	840	118,584	1,146

Total	$242,523	$3,040	$226,066	$4,687	$468,589	$7,727

	June 30, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities Available for Sale:
U.S. agency securities	$826	$1	$84	$1	$910	$2
Obligations of state and political subdivisions	946	3	23,140	770	24,086	773
Asset-backed securities	28,404	630	25,169	197	53,573	827
Collateralized loan obligations	84,705	270	24,829	247	109,534	517
Corporate bonds	19,790	210	53,811	1,249	73,601	1,459
Trust preferred securities	—	—	6,766	1,121	6,766	1,121
Collateralized mortgage obligations	21,806	219	50,028	1,515	71,834	1,734
Residential pass-through securities	—	—	123,666	2,765	123,666	2,765

Total	$156,477	$1,333	$307,493	$7,865	$463,970	$9,198

The number of available for sale securities with unrealized losses at December 31, 2014 totaled 95 and included five U.S. agency securities, 35 municipal obligations, four asset-backed securities, 20 collateralized loan obligations, nine corporate obligations, four trust preferred securities and 18 mortgage-backed securities comprising nine collateralized mortgage obligations and nine residential pass-through securities. The number of available for sale securities with unrealized losses at June 30, 2014 totaled 111 and included four U.S. agency securities, 63 municipal obligations, five asset-backed securities, 16 collateralized loan obligations, six corporate obligations, four trust preferred securities and 13 mortgage-backed securities comprising six collateralized mortgage obligations and seven residential pass-through securities.

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities Held to Maturity:
At December 31, 2014
U.S. agency securities	$—	$—	$141,936	$1,394	$141,936	$1,394
Obligations of state and political subdivisions	13,964	66	30,580	658	44,544	724
Collateralized mortgage obligations	41	1	5	1	46	2
Commercial pass-through securities	13,077	203	24,105	414	37,182	617

Total	$27,082	$270	$196,626	$2,467	$223,708	$2,737

	June 30, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities Held to Maturity:
U.S. agency securities	$—	$—	$141,919	$1,408	$141,919	$1,408
Obligations of state and political subdivisions	5,808	36	57,056	1,519	62,864	1,555
Collateralized mortgage obligations	30	1	—	—	30	1
Residential pass-through securities	59,993	83	—	—	59,993	83
Commercial pass-through securities	56,234	230	96,937	1,812	153,171	2,042

Total	$122,065	$350	$295,912	$4,739	$417,977	$5,089

The number of held to maturity securities with unrealized losses at December 31, 2014 totaled 109 and included seven U.S. agency securities, 91 municipal obligations and 11 mortgage-backed securities comprising four collateralized mortgage obligations and seven commercial pass-through securities. The number of held to maturity securities with unrealized losses at June 30, 2014 totaled 198 and included seven U.S. agency securities, 137 municipal obligations and 54 mortgage-backed securities comprising three collateralized mortgage obligations, 26 residential pass-through securities and 25 commercial pass-through securities.

In general, if the fair value of a debt security is less than its amortized cost basis at the time of evaluation, the security is “impaired” and the impairment is to be evaluated to determine if it is other than temporary. The Company evaluates the impaired securities in its portfolio for possible other than temporary impairment (OTTI) on at least a quarterly basis. The following represents the circumstances under which an impaired security is determined to be other than temporarily impaired:

•	When the Company intends to sell the impaired debt security;

•

When the Company more likely than not will be required to sell the impaired debt security before recovery of its amortized cost (for example, whether liquidity requirements or contractual or regulatory obligations indicate that the security will be required to be sold before a forecasted recovery occurs); or

•

When an impaired debt security does not meet either of the two conditions above, but the Company does not expect to recover the entire amortized cost of the security. According to applicable accounting guidance for debt securities, this is generally when the present value of cash flows expected to be collected is less than the amortized cost of the security.

In the first two circumstances noted above, the amount of OTTI recognized in earnings is the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. In the third circumstance, however, the OTTI is to be separated into the amount representing the credit loss from the amount related to all other factors. The credit loss component is to be recognized in earnings while the non-credit loss component is to be recognized in other comprehensive income. In these cases, OTTI is generally predicated on an adverse change in cash flows (e.g. principal and/or interest payment deferrals or losses) versus those expected at the time of purchase. The absence of an adverse change in expected cash flows generally indicates that a security’s impairment is related to other “non-credit loss” factors and is thereby generally not recognized as OTTI.

The Company considers a variety of factors when determining whether a credit loss exists for an impaired security including, but not limited to:

•	The length of time and the extent (a percentage) to which the fair value has been less than the amortized cost basis;

•

Adverse conditions specifically related to the security, an industry, or a geographic area (e.g. changes in the financial condition of the issuer of the security, or in the case of an asset backed debt security, in the financial condition of the underlying loan obligors, including changes in technology or the discontinuance of a segment of the business that may affect the future earnings potential of the issuer or underlying loan obligors of the security or changes in the quality of the credit enhancement);

•	The historical and implied volatility of the fair value of the security;

•	The payment structure of the debt security;

•	Actual or expected failure of the issuer of the security to make scheduled interest or principal payments;

•	Changes to the rating of the security by external rating agencies; and

•	Recoveries or additional declines in fair value subsequent to the balance sheet date.

At December 31, 2014 and June 30, 2014, the Company held no securities on which credit-related OTTI had been recognized in earnings. The following discussion summarizes the Company’s rationale for recognizing the impairments reported in the tables above as “temporary” versus “other-than-temporary”. Such rationale is presented by investment type and generally applies consistently to both the available for sale and held to maturity portfolios, except where specifically noted.

Mortgage-backed Securities.

The carrying value of the Company’s mortgage-backed securities totaled $714.1 million at December 31, 2014 and comprised 52.7% of total investments and 20.1% of total assets as of that date. This category of securities primarily includes mortgage pass-through securities and collateralized mortgage obligations issued by U.S. government agencies and/or government-sponsored entities (“GSEs”) such as Ginnie Mae, Fannie Mae and Freddie Mac who guarantee the contractual cash flows associated with those securities. Those guarantees were strengthened during the 2008-2009 financial crisis at which time Fannie Mae and Freddie Mac were placed into receivership by the federal government. Through those actions, the U.S. government effectively reinforced the guarantees of their agencies thereby strengthening the creditworthiness of the mortgage-backed securities issued by those agencies.

With credit risk being reduced to negligible levels due primarily to the U.S. government’s support of most of these agencies, the unrealized losses on the Company’s investment in U.S. agency mortgage-backed securities are due largely to the combined effects of several market-related factors including, most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s mortgage-backed securities, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are largely characterized by fixed interest rates or adjustable rates that lag the movement in market interest rates, generally decline and vice-versa.

Additionally, movements in market interest rates significantly impact the average lives of mortgage-backed securities by influencing the rate of principal prepayment attributable to refinancing activity. Changes in the expected average lives of such securities significantly impact their fair values due to the extension or contraction of the cash flows that an investor expects to receive over the life of the security. Generally, lower market interest rates prompt greater refinancing activity thereby shortening the average lives of mortgage-backed securities and vice-versa. The historically low mortgage rates prevalent in the marketplace during recent years created significant refinancing incentive for qualified borrowers.

Prepayment rates are also influenced by fluctuating real estate values and the overall availability of credit in the marketplace which significantly impacts the ability of borrowers to qualify for refinancing. The residential real estate marketplace in recent years has been characterized by diminished property values and reduced availability of credit due to tightening underwriting standards. As a consequence, the ability of certain borrowers to qualify for the refinancing of existing loans has been reduced while residential real estate purchase activity has been stifled. These factors have partially offset the effects of historically low interest rates on mortgage-backed security prepayment rates.

The market price of mortgage-backed securities, being the key measure of the fair value to an investor in such securities, is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s U.S. agency mortgage-backed securities, as described above, generally result from movements in market interest rates and changing real estate and financial market conditions which affect the supply and demand for such securities. Such market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at December 31, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Moreover, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its U.S. agency and GSE mortgage-backed securities with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

In addition to those mortgage-backed securities issued by U.S. agencies and GSEs, the Company held a nominal balance of non-agency mortgage-backed securities at December 31, 2014. Unlike agency and GSE mortgage-backed securities, non-agency collateralized mortgage obligations are not explicitly guaranteed by a U.S. government sponsored entity. Rather, such securities generally utilize the structure of the larger investment vehicle to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying mortgage loans. The creditworthiness of certain tranches may also be further enhanced by additional credit insurance protection embedded within the terms of the total investment vehicle.

The fair values of the non-agency mortgage-backed securities are subject to many of the factors applicable to the agency securities that may result in “temporary” impairments in value. However, due to the lack of agency guaranty, the Company also monitors the general level of credit risk for each of its non-agency mortgage-backed securities based upon a variety of factors including, but not limited to, the ratings assigned to its specific tranches by one or more credit rating agencies, where available. As noted above, the level of such ratings and changes thereto, is one of several factors considered by the Company in identifying those securities that may be other-than-temporarily impaired.

The applicable securities generally maintained their credit-ratings at levels supporting the investment grade assessment by the Company. The Company has the stated ability and intent to “hold to maturity” those securities at December 31, 2014 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its non-agency mortgage-backed securities with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

U.S. Agency Debt Securities.

The carrying value of the Company’s U.S. agency debt securities totaled $152.1 million at December 31, 2014 and comprised 11.2% of total investments and 4.3% of total assets as of that date. Such securities included U.S. agency debentures and securitized pools of loans issued and fully guaranteed by the Small Business Administration (“SBA”), a U.S. government agency.

With credit risk being reduced to negligible levels due to the issuer’s guarantee, the unrealized losses on the Company’s investment in U.S. agency debentures are due largely to the combined effects of several market-related factors including, most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s U.S. agency debentures, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are largely characterized by fixed interest rates, generally decline and vice-versa.

The market price of U.S. agency debentures is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s U.S. agency debentures, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at December 31, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its balance of U.S. agency securities with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

Obligations of State and Political Subdivisions.

The carrying value of the Company’s securities representing obligations of state and political subdivisions totaled $103.1 million at December 31, 2014 and comprised 7.6% of total investments and 2.9% of total assets as of that date. Such securities include approximately $101.5 million of fixed-rate, bank-qualified securities representing general obligations of municipalities located within the U.S. or the obligations of their related entities such as boards of education or school districts. The portfolio also includes $1.6 million of non-rated bond anticipation notes (“BANs”) comprising five short-term obligations issued by a total of three New Jersey municipalities with whom the Company maintains or seeks to maintain deposit relationships. At December 31, 2014, the fair value of each of the Company’s BANs equaled or exceeded their respective carrying values resulting in no reported impairment on those securities as of that date.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its municipal obligations. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with municipal obligations whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At December 31, 2014, each of the Company’s impaired municipal obligations were consistently rated by Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Financial Services (“S&P”) well above the thresholds that generally support the Company’s investment grade assessment with such ratings equaling “A” or higher by S&P and/or “A2” or higher by Moody’s, where rated by those agencies. In the absence of such ratings, the Company relies upon its own internal analysis of the issuer’s financial condition to validate its investment grade assessment.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in municipal obligations are due largely to the combined effects of several market-related factors including, most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s municipal obligations, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are largely characterized by fixed interest rates, generally decline and vice-versa.

The market price of municipal obligations is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect investors’ assessment of an issuer’s creditworthiness and resulting expectations for timely and full repayment in accordance with the terms of the applicable security agreement. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s municipal obligations, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at December 31, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its balance of obligations of state and political subdivisions with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

Asset-backed Securities.

The carrying value of the Company’s asset-backed securities totaled $88.6 million at December 31, 2014 and comprised 6.5% of total investments and 2.5% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities representing securitized federal education loans with 97% U.S. government guarantees. The securities represent tranches of a larger investment vehicle designed to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans. The Company’s securities represent the highest credit-quality tranches within the overall structures with each being rated “AA+” by S&P at December 31, 2014.

With credit risk being reduced to nominal levels due to the guarantees and structural support noted above, the unrealized losses on the Company’s investment in asset-backed securities are due largely to the combined effects of several market-related factors, including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s asset-backed securities, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities generally decline and vice-versa. However, the floating-rate nature of the Company’s asset-backed securities greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of asset-backed securities is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s asset-backed securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of December 31, 2014. In light of the factors noted, the Company does not consider its balance of asset-backed securities with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

Collateralized Loan Obligations.

The outstanding balance of the Company’s collateralized loan obligations totaled $126.3 million at December 31, 2014 and comprised 9.3% of total investments and 3.6% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities comprised of securitized commercial loans to large U.S. corporations. The Company’s securities represent tranches of a larger investment vehicle designed to reallocate cash flows and credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its collateralized loan obligations. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with collateralized loan obligations whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At December 31, 2014, each of the Company’s impaired collateralized loan obligations were consistently rated by Moody’s and S&P well above the thresholds that generally support the Company’s investment grade assessment, with such ratings equaling “AA” or higher by S&P and “Aa2” or higher by Moody’s, where rated by those agencies.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in collateralized loan obligations are due largely to the combined effects of several market-related factors, including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s collateralized loan obligations, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities generally decline and vice-versa. However, the floating-rate nature of the Company’s collateralized loan obligations greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of collateralized loan obligations is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect the performance of the underlying collateral in conjunction with the resiliency of the security’s structural support as they affect investors’ expectations for timely and full repayment. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s collateralized loan obligations, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

During fiscal 2014, the Company sold certain collateralized loan obligations that it had identified as potentially ineligible investments under the terms of the “Volcker Rule” and related regulations enacted by regulatory agencies in conjunction with the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Such ineligibility was primarily based upon the actual composition of the securitized financial assets within the applicable securities.

At December 31, 2014, the Company’s entire portfolio of collateralized loan obligations remains compliant with the Volcker Rule in that regard. As such, the Company concluded that the possibility of being required to sell its collateralized loan obligations prior to their anticipated recovery is currently unlikely which is further reinforced by the overall strength of the Company’s liquidity, asset quality and capital position as of that date. Moreover, the Company does not otherwise intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost at December 31, 2014.

During the quarter ended December 31, 2014, the Company reviewed the underlying security agreements for each of its collateralized loan obligations to determine if the terms of such agreements could potentially allow for the inclusion of ineligible assets within the security’s structure in the future. To the extent the agreements contained such provisions and could or would not be modified by the issuer to ensure ongoing compliance with the Volcker Rule, the Bank sold such securities during the quarter ended December 31, 2014.

In light of the factors noted, the Company does not consider its balance of collateralized loan obligations with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

Corporate Bonds.

The carrying value of the Company’s corporate bonds totaled $162.4 million at December 31, 2014 and comprised 12.0% of total investments and 4.6% of total assets as of that date. This category of securities is comprised entirely of floating-rate corporate debt obligations of large financial institutions.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its corporate bonds. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with corporate bonds whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At December 31, 2014, each of the Company’s impaired corporate bonds were consistently rated by Moody’s and S&P above the thresholds that generally support the Company’s investment grade assessment with such ratings equaling “A-” or higher by S&P and/or “Baa1” or higher by Moody’s, where rated by those agencies.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in corporate bonds are due largely to the combined effects of several market-related factors including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s corporate bonds, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities generally decline and vice-versa. However, the floating-rate nature of the Company’s corporate bonds greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of corporate bonds is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect investors’ assessment of an issuer’s creditworthiness and resulting expectations for timely and full repayment in accordance with the terms of the applicable security agreement. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s corporate bonds, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of December 31, 2014. In light of the factors noted, the Company does not consider its balance of corporate bonds with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

Trust Preferred Securities.

The carrying value of the Company’s trust preferred securities totaled $7.8 million at December 31, 2014 and comprised less than one percent of total investments and total assets as of that date. The category comprises a total of five “single-issuer” (i.e. non-pooled) trust preferred securities, four of which are impaired as of December 31, 2014, that were originally issued by four separate financial institutions. As a result of bank mergers involving the issuers of these securities, the Company’s five trust preferred securities currently represent the de-facto obligations of three separate financial institutions.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where such ratings are available, in its evaluation of the impairment attributable to each of its trust preferred securities. The Company uses such ratings, in conjunction with other criteria, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with trust preferred securities whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s internal investment grade assessment of the security.

At December 31, 2014, the Company owned two securities at an amortized cost of $3.0 million that were consistently rated by Moody’s and S&P above the thresholds that generally support the Company’s investment grade assessment. The securities were originally issued through Chase Capital II and currently represent de facto obligations of JPMorgan Chase & Co.

The Company has attributed the unrealized losses on these securities to the combined effects of several market-related factors, including movements in market interest rates and general level of liquidity of such securities in the marketplace based on overall supply and demand.

With regard to interest rates, the Company’s impaired trust preferred securities are variable rate securities whose interest rates generally float with three-month LIBOR plus a margin. Based upon the historically low level of short-term market interest rates, the current yield on these securities is comparatively low. Consequently, the fair value of the securities, as determined based upon their market price, reflects the adverse effects of the historically low market interest rates at December 31, 2014.

More significantly, the market prices of the impaired trust preferred securities also currently reflect the effect of reduced demand for such securities in the current marketplace.

In addition to the securities noted above, the Company owned two additional trust preferred securities at an amortized cost of $4.9 million whose external credit ratings by both S&P and Moody’s fell below the thresholds that the Company normally associates with investment grade securities. The securities were originally issued through BankBoston Capital Trust IV and MBNA Capital Trust B and currently represent de-facto obligations of Bank of America Corporation.

The Company’s evaluation of the unrealized loss associated with these securities considered a variety of factors to determine if any portion of the impairment was credit-related at December 31, 2014. Factors generally considered in such evaluations included the financial strength and viability of the issuer and its parent company, the security’s historical performance through prior business and economic cycles, rating consistency or variability among rating companies, the security’s current and anticipated status regarding payment default or deferral of contractual payments to investors and the impact of these factors on the present value of the security’s expected future cash flows in relation to its amortized cost basis.

In its evaluation, the Company noted the overall financial strength and continuing expected viability of the issuing entity’s parent, particularly given their systemically critical role in the marketplace. The Company noted the security’s absence of historical defaults or payment deferrals throughout prior business cycles including the recent fiscal crisis that triggered the current economic weaknesses prevalent in the marketplace. Given these factors, the Company had no basis upon which to estimate an adverse change in the expected cash flows over the securities’ remaining terms to maturity.

In sum, the factors influencing the fair value of the Company’s trust preferred securities and the resulting impairment attributable to each generally resulted from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Such market conditions may generally fluctuate over time resulting in the securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value arising from these changing market conditions are both “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of December 31, 2014. In light of the factors noted, the Company does not consider its investments in trust preferred securities with unrealized losses at December 31, 2014 to be “other-than-temporarily” impaired as of that date.

11. LOAN QUALITY AND ALLOWANCE FOR LOAN LOSSES

Past Due Loans. A loan’s “past due” status is generally determined based upon its “P&I delinquency” status in conjunction with its “past maturity” status, where applicable. A loan’s “P&I delinquency” status is based upon the number of calendar days between the date of the earliest P&I payment due and the “as of” measurement date. A loan’s “past maturity” status, where applicable, is based upon the number of calendar days between a loan’s contractual maturity date and the “as of” measurement date. Based upon the larger of these criteria, loans are categorized into the following “past due” tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days, 60-89 days and 90 or more days.

Nonaccrual Loans. Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual status when the Company does not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement. Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments, may remain on accrual status if: (1) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with the Company to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring (“TDR”) classification. All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status. The sum of nonaccrual loans plus accruing loans that are 90 days or more past due are generally defined collectively as “nonperforming loans”.

Payments received in cash on nonaccrual loans, including both the principal and interest portions of those payments, are generally applied to reduce the carrying value of the loan for financial statement purposes. When a loan is returned to accrual status, any accumulated interest payments previously applied to the carrying value of the loan during its nonaccrual period are recognized as interest income as an adjustment to the loan’s yield over its remaining term.

Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and the Company expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. Non-TDR loans may also be returned to accrual status when a loan’s payment status falls below 90 days past due and the Company: (1) expects receipt of the remaining past due amounts within a reasonable timeframe, and (2) expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement.

Acquired Loans. Loans that we acquire through acquisitions are recorded at fair value with no carryover of the related allowance for credit losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable yield. The nonaccretable yield represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require us to evaluate the need for an allowance for credit losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable yield which we then reclassify as accretable yield that is recognized into interest income over the remaining life of the loan using the interest method. Our evaluation of the amount of future cash flows that we expect to collect is performed in a similar manner as that used to determine our allowance for credit losses. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable yield portion of the fair value adjustment.

Acquired loans that met the criteria for nonaccrual of interest prior to the acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if we can reasonably estimate the timing and amount of the expected cash flows on such loans and if we expect to fully collect the new carrying value of the loans. As such, we may no longer consider the loan to be nonaccrual or nonperforming and may accrue interest on these loans, including the impact of any accretable yield.

At December 31, 2014, the remaining outstanding principal balance and carrying amount of acquired credit-impaired loans totaled approximately $11,691,000 and $9,971,000, respectively. By comparison, at June 30, 2014, the remaining outstanding principal balance and carrying amount of acquired credit-impaired loans totaled approximately $11,778,000 and $10,138,000, respectively.

The carrying amount of acquired credit-impaired loans for which interest is not being recognized due to the uncertainty of the cash flows relating to such loans totaled $1,969,000 and $2,374,000 at December 31, 2014 and June 30, 2014, respectively.

The balance of the allowance for loan losses at December 31, 2014 and June 30, 2014 included approximately $91,000 and $98,000 of valuation allowances, respectively, for a specifically identified impairment attributable to acquired credit-impaired loans. The valuation allowances were attributable to additional impairment recognized on the applicable loans subsequent to their acquisition, net of any charge offs recognized during that time.

The following table presents the changes in the accretable yield relating to the acquired credit-impaired loans for the three and six months ended December 31, 2014 and December 31, 2013.

	Three Months Ended December 31, 2014	Six Months Ended December 31, 2014
	(In Thousands)	(In Thousands)
Beginning balance	$1,827	$1,891
Accretion to interest income	(143)	(207)
Disposals	—	—
Reclassifications from nonaccretable difference	—	—

Ending balance	$1,684	$1,684

	Three Months Ended December 31, 2013	Six Months Ended December 31, 2013
	(In Thousands)	(In Thousands)
Beginning balance	$2,180	$741
Accretion to interest income	(57)	(112)
Disposals	—	—
Reclassifications from nonaccretable difference	—	1,494

Ending balance	$2,123	$2,123

Classification of Assets. In compliance with regulatory guidelines, the Company’s loan review system includes an evaluation process through which certain loans exhibiting adverse credit quality characteristics are classified “Special Mention”, “Substandard”, “Doubtful” or “Loss”.

An asset is classified as “Substandard” if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “Doubtful” have all of the weaknesses inherent in those classified as “Substandard”, with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as “Loss” are considered uncollectible or of so little value that their continuance as assets is not warranted.

Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. As discussed in greater detail below, a valuation allowance is established through the provision for loan losses for any impairment identified through such evaluations.

To the extent that impairment identified on a loan is classified as “Loss”, that portion of the loan is charged off against the allowance for loan losses. The classification of loan impairment as “Loss” is based upon a confirmed expectation for loss. For loans primarily secured by real estate, the expectation for loss is generally confirmed when: (a) impairment is identified on a loan individually evaluated in the manner described below, and (b) the loan is presumed to be collateral-dependent such that the source of loan repayment is expected to arise solely from sale of the collateral securing the applicable loan. Impairment identified on non-collateral-dependent loans may or may not be eligible for a “Loss” classification depending upon the other salient facts and circumstances that affect the manner and likelihood of loan repayment. However, loan impairment that is classified as “Loss” is charged off against the allowance for loan losses concurrent with that classification.

The timeframe between when loan impairment is first identified by the Company and when such impairment may ultimately be charged off varies by loan type. For example, unsecured consumer and commercial loans are generally classified as “Loss” at 120 days past due, resulting in their outstanding balances being charged off at that time. For the Company’s secured loans, the condition of collateral dependency generally serves as the basis upon which a “Loss” classification is ascribed to a loan’s impairment thereby confirming an expected loss and triggering charge off of that impairment. While the facts and circumstances that effect the manner and likelihood of repayment vary from loan to loan, the Company generally considers the referral of a loan to foreclosure, coupled with the absence of other viable sources of loan repayment, to be demonstrable evidence of collateral dependency. Depending upon the nature of the collections process applicable to a particular loan, an early determination of collateral dependency could result in a nearly concurrent charge off of a newly identified impairment. By contrast, a presumption of collateral dependency may only be determined after the completion of lengthy loan collection and/or workout efforts, including bankruptcy proceedings, which may extend several months or more after a loan’s impairment is first identified.

In a limited number of cases, the entire net carrying value of a loan may be determined to be impaired based upon a collateral-dependent impairment analysis. However, the borrower’s adherence to contractual repayment terms precludes the recognition of a “Loss” classification and charge off. In these limited cases, a valuation allowance equal to 100% of the impaired loan’s carrying value may be maintained against the net carrying value of the asset.

Assets which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as “Special Mention” by management. Adversely classified assets, together with those rated as “Special Mention”, are generally referred to as “Classified Assets”. Non-classified assets are internally rated within one of four “Pass” categories or as “Watch” with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by the Company’s third party loan review firm during their quarterly independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, the Company will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

Allowance for Loan Losses. The allowance for loan losses is a valuation account that reflects the Company’s estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company’s loan review system. The Company charges confirmed losses on loans against the allowance as such losses are identified. Recoveries on loans previously charged-off are added back to the allowance.

The Company’s allowance for loan loss calculation methodology utilizes a “two-tier” loss measurement process that is generally performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, loan type, classification status, contractual payment status, performance/accrual status and impaired status.

The loans considered by the Company to be eligible for individual impairment review include its commercial mortgage loans, comprising multi-family and nonresidential real estate loans, construction loans, commercial business loans as well as its one-to-four family mortgage loans, home equity loans and home equity lines of credit.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management performs an analysis to determine the amount of impairment associated with that loan.

In measuring the impairment associated with collateral-dependent loans, the fair value of the collateral securing the loan is generally used as a measurement proxy for that of the impaired loan itself as a practical expedient. In the case of real estate collateral, such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. The value of non-real estate collateral is similarly determined based upon an independent assessment of fair market value by a qualified resource.

The Company generally obtains independent appraisals on properties securing mortgage loans when such loans are initially placed on nonperforming or impaired status with such values updated approximately every six to twelve months thereafter throughout the collections, bankruptcy and/or foreclosure processes. Appraised values are typically updated at the point of foreclosure, where applicable, and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

As supported by accounting and regulatory guidance, the Company reduces the fair value of the collateral by estimated selling costs, such as real estate brokerage commissions, to measure impairment when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes valuation allowances in the fiscal period during which the loan impairments are identified. The results of management’s individual loan impairment evaluations are validated by the Company’s third party loan review firm during their quarterly independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are generally updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment as well as those individually reviewed loans that are determined to be non-impaired. Such loans include groups of smaller-balance homogeneous loans that may generally be excluded from individual impairment analysis, and therefore collectively evaluated for impairment, as well as the non-impaired loans within categories that are otherwise eligible for individual impairment review.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company’s loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into seven primary segments: residential mortgage loans, commercial mortgage loans, construction loans, commercial business loans, home equity loans, home equity lines of credit and other consumer loans.

The risks presented by residential mortgage loans are primarily related to adverse changes in the borrower’s financial condition that threaten repayment of the loan in accordance with its contractual terms. Such risk to repayment can arise from job loss, divorce, illness and the personal bankruptcy of the borrower. For collateral dependent residential mortgage loans, additional risk of loss is presented by potential declines in the fair value of the collateral securing the loan.

Home equity loans and home equity lines of credit generally share the same risks as those applicable to residential mortgage loans. However, to the extent that such loans represent junior liens, they are comparatively more susceptible to such risks given their subordinate position behind senior liens.

In addition to sharing similar risks as those presented by residential mortgage loans, risks relating to commercial mortgage also arise from comparatively larger loan balances to single borrowers or groups of related borrowers. Moreover, the repayment of such loans is typically dependent on the successful operation of an underlying real estate project and may be further threatened by adverse changes to demand and supply of commercial real estate as well as changes generally impacting overall business or economic conditions.

The risks presented by construction loans are generally considered to be greater than those attributable to residential and commercial mortgage loans. Risks from construction lending arise, in part, from the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost, including interest, of the project. The nature of these loans is such that they are comparatively more difficult to evaluate and monitor than permanent mortgage loans.

Commercial business loans are also considered to present a comparatively greater risk of loss due to the concentration of principal in a limited number of loans and/or borrowers and the effects of general economic conditions on the business. Commercial business loans may be secured by varying forms of collateral including, but not limited to, business equipment, receivables, inventory and other business assets which may not provide an adequate source of repayment of the outstanding loan balance in the event of borrower default. Moreover, the repayment of commercial business loans is primarily dependent on the successful operation of the underlying business which may be threatened by adverse changes to the demand for the business’ products and/or services as well as the overall efficiency and effectiveness of the business’ operations and infrastructure.

Finally, our unsecured consumer loans generally have shorter terms and higher interest rates than other forms of lending but generally involve more credit risk due to the lack of collateral to secure the loan in the event of borrower default. Consumer loan repayment is dependent on the borrower’s continuing financial stability, and therefore is more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. By contrast, our consumer loans also include account loans that are fully secured by the borrower’s deposit accounts and generally present nominal risk to the Bank.

Each primary segment is further stratified to distinguish between loans originated and purchased through third parties from loans acquired through business combinations. Commercial business loans include secured and unsecured loans as well as loans originated through SBA programs. Additional criteria may be used to further group loans with common risk characteristics. For example, such criteria may distinguish between loans secured by different collateral types or separately identify loans supported by government guarantees such as those issued by the SBA.

In regard to historical loss factors, the Company’s allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of the non-impaired portion of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company’s historical loss experience.

As noted, the second tier of the Company’s allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. During fiscal 2014, the environmental factors utilized by the Company in its allowance for loan loss calculation were expanded to include changes in the nature, volume and terms of loans, changes in the quality of loan review systems and resources and the effects of regulatory, legal and other external factors.

For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk), with higher values potentially ascribed to exceptional levels of risk that exceed the standard range, as appropriate. The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each loan category.

The Company incorporates its credit-rating classification system into the calculation of environmental loss factors by loan type by including risk-rating classification “weights” in its calculation of those factors. The Company’s risk-rating classification system ascribes a numerical rating of “1” through “9” to each loan within the portfolio. The ratings “5” through “9” represent the numerical equivalents of the traditional loan classifications “Watch”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”, respectively, while lower ratings, “1” through “4”, represent risk-ratings within the least risky “Pass” category. The environmental loss factor applicable to each non-impaired loan within a category, as described above, is “weighted” by a multiplier based upon the loan’s risk-rating classification. Within any single loan category, a “higher” environmental loss factor is ascribed to those loans with comparatively higher risk-rating classifications resulting in a proportionately greater ALLL requirement attributable to such loans compared to the comparatively lower risk-rated loans within that category.

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, the Company first broadly considers the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time. For this purpose, losses are considered to include both charge offs as well as loan impairments for which valuation allowances have been recognized through provisions to the allowance for loan losses, but have not yet been charged off. To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category. Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, the Company then considers the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category. A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, the Company also considers the degree to which those levels have changed from period to period. A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

As noted above, the Company considers these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category. As with all environmental loss factors, the risk value assigned ultimately reflects the Company’s best judgment as to the level of expected losses on loans collectively evaluated for impairment.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company’s allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional valuation allowances in the fiscal period during which additional individually identified loan impairments and additional estimated losses on loans collectively evaluated for impairment are identified. The Company adjusts its balance of valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Notwithstanding calculation methodology and the noted distinction between valuation allowances established on loans collectively versus individually evaluated for impairment, the Company’s entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

Although the Company’s allowance for loans losses is established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

The following tables present the balance of the allowance for loan losses at December 31, 2014 and June 30, 2014 based upon the calculation methodology described above. The tables identify the valuation allowances attributable to specifically identified impairments on individually evaluated loans, including those acquired with deteriorated credit quality, as well as valuation allowances for impairments on loans evaluated collectively. The tables include the underlying balance of loans receivable applicable to each category as of those dates as well as the activity in the allowance for loan losses for the three and six months ended December 31, 2014 and 2013. Unless otherwise noted, the balance of loans reported in the tables below excludes yield adjustments and the allowance for loan loss.

Allowance for Loan Losses and Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of allowance for loan losses:
Originated and purchased loans:
Loans individually evaluated for impairment	$151	$388	$—	$—	$19	$—	$—	$558
Loans collectively evaluated for impairment	2,137	7,528	55	556	220	34	21	10,551

Allowance for loan losses on originated and purchased loans	2,288	7,916	55	556	239	34	21	11,109

Loans acquired at fair value:
Loans acquired with deteriorated credit quality	—	—	—	91	—	—	—	91
Other acquired loans individually evaluated for impairment	—	64	—	125	18	—	—	207
Acquired loans collectively evaluated for impairment	22	412	4	635	57	46	1	1,177

Allowance for loan losses on loans acquired at fair value	22	476	4	851	75	46	1	1,475

Total allowance for loan losses	$2,310	$8,392	$59	$1,407	$314	$80	$22	$12,584

Allowance for Loan Losses and Loans Receivable

Period Ended December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Changes in the allowance for loan losses for the three months ended December 31, 2014:
At September 30, 2014:
Allocated	$2,575	$7,942	$58	$1,362	$362	$84	$23	$12,406
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	2,575	7,942	58	1,362	362	84	23	12,406

Total charge offs	(1,134)	(266)	—	(259)	(39)	—	—	(1,698)
Total recoveries	141	—	—	3	—	—	—	144
Total allocated provisions	728	716	1	301	(9)	(4)	(1)	1,732
Total unallocated provisions	—	—	—	—	—	—	—	—

At December 31, 2014:
Allocated	2,310	8,392	59	1,407	314	80	22	$12,584
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$2,310	$8,392	$59	$1,407	$314	$80	$22	$12,584

Changes in the allowance for loan losses for the six months ended December 31, 2014:
At June 30, 2014:
Allocated	$2,729	$7,737	$67	$1,284	$460	$88	$22	$12,387
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	2,729	7,737	67	1,284	460	88	22	12,387

Total charge offs	(1,437)	(612)	—	(451)	(39)	—	—	(2,539)
Total recoveries	141	—	—	5	—	—	—	146
Total allocated provisions	877	1,267	(8)	569	(107)	(8)	—	2,590
Total unallocated provisions	—	—	—	—	—	—	—	—

At December 31, 2014:
Allocated	2,310	8,392	59	1,407	314	80	22	$12,584
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$2,310	$8,392	$59	$1,407	$314	$80	$22	$12,584

Allowance for Loan Losses and Loans Receivable

Period Ended December 31, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Changes in the allowance for loan losses for the three months ended December 31, 2013:
At September 30, 2013:
Allocated	$3,547	$6,220	$103	$980	$469	$76	$11	$11,406
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	3,547	6,220	103	980	469	76	11	11,406

Total charge offs	(278)	—	—	(672)	(1)	—	(28)	(979)
Total recoveries	7	497	—	3	—	—	—	507
Total allocated provisions	(2)	(143)	(32)	731	(33)	(2)	40	559
Total unallocated provisions	—	—	—	—	—	—	—	—

At December 31, 2013:
Allocated	3,274	6,574	71	1,042	435	74	23	$11,493
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$3,274	$6,574	$71	$1,042	$435	$74	$23	$11,493

Allowance for Loan Losses and Loans Receivable

Period Ended December 31, 2013 (continued)

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Changes in the allowance for loan losses for the six months ended December 31, 2013:
At June 30, 2013:
Allocated	$3,660	$5,359	$81	$1,218	$490	$76	$12	$10,896
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	3,660	5,359	81	1,218	490	76	12	10,896

Total charge offs	(508)	(34)	—	(1,080)	(34)	—	(29)	(1,685)
Total recoveries	25	525	—	5	—	—	—	555
Total allocated provisions	97	724	(10)	899	(21)	(2)	40	1,727
Total unallocated provisions	—	—	—	—	—	—	—	—

At December 31, 2013:
Allocated	3,274	6,574	71	1,042	435	74	23	$11,493
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$3,274	$6,574	$71	$1,042	$435	$74	$23	$11,493

Allowance for Loan Losses and Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of loans receivable:
Originated and purchased loans:
Loans individually evaluated for impairment	$11,693	$3,546	$—	$1,453	$1,095	$17	$—	$17,804
Loans collectively evaluated for impairment	493,311	947,350	5,700	43,148	63,901	10,771	4,758	1,568,939

Total originated and purchased loans	505,004	950,896	5,700	44,601	64,996	10,788	4,758	1,586,743

Loans acquired at fair value:
Loans acquired with deteriorated credit quality	730	1,039	—	8,201	—	—	—	9,970
Other acquired loans individually evaluated for impairment	259	1,976	2,656	2,194	596	965	—	8,646
Acquired loans collectively evaluated for impairment	64,607	103,377	352	23,452	6,603	11,658	102	210,151

Total loans acquired at fair value	65,596	106,392	3,008	33,847	7,199	12,623	102	228,767

Total loans	$570,600	$1,057,288	$8,708	$78,448	$72,195	$23,411	$4,860	1,815,510

Unamortized yield adjustments								(1,439)

Loans receivable, including unamortized yield adjustments								$1,814,071

Allowance for Loan Losses and Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of allowance for loan losses:
Originated and purchased loans:
Loans individually evaluated for impairment	$528	$404	$—	$—	$75	$—	$—	$1,007
Loans collectively evaluated for impairment	2,172	6,760	29	352	272	35	21	9,641

Allowance for loan losses on originated and purchased loans	2,700	7,164	29	352	347	35	21	10,648

Loans acquired at fair value:
Loans acquired with deteriorated credit quality	—	—	—	98	—	—	—	98
Other acquired loans individually evaluated for impairment	—	165	—	346	57	—	—	568
Acquired loans collectively evaluated for impairment	29	408	38	488	56	53	1	1,073

Allowance for loan losses on loans acquired at fair value	29	573	38	932	113	53	1	1,739

Total allowance for loan losses	$2,729	$7,737	$67	$1,284	$460	$88	$22	$12,387

Allowance for Loan Losses and Loans Receivable

at June 30, 2014 (continued)

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of loans receivable:
Originated and purchased loans:
Loans individually evaluated for impairment	$11,923	$5,403	$—	$1,263	$1,010	$17	$—	$19,616
Loans collectively evaluated for impairment	494,522	873,340	3,619	31,326	66,163	10,529	4,248	1,483,747

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value:
Loans acquired with deteriorated credit quality	742	1,071	—	8,325	—	—	—	10,138
Other acquired loans individually evaluated for impairment	—	1,895	1,448	2,456	692	964	—	7,455
Acquired loans collectively evaluated for impairment	73,425	102,046	2,214	23,891	7,746	12,500	90	221,912

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	1,742,868

Unamortized yield adjustments								(1,397)

Loans receivable, including unamortized yield adjustments								$1,741,471

The following tables present key indicators of credit quality regarding the Company’s loan portfolio based upon loan classification and contractual payment status at December 31, 2014 and June 30, 2014.

Credit-Rating Classification of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Non-classified	$492,370	$945,958	$5,332	$43,061	$63,736	$10,600	$4,755	$1,565,812

Classified:
Special Mention	844	342	368	—	59	171	2	1,786
Substandard	11,790	4,321	—	1,540	1,201	17	1	18,870
Doubtful	—	275	—	—	—	—	—	275
Loss	—	—	—	—	—	—	—	—

Total classified loans	12,634	4,938	368	1,540	1,260	188	3	20,931

Total originated and purchased loans	505,004	950,896	5,700	44,601	64,996	10,788	4,758	1,586,743

Loans acquired at fair value:
Non-classified	63,870	98,800	—	18,858	6,453	11,184	78	199,243

Classified:
Special Mention	376	4,396	352	7,248	77	244	21	12,714
Substandard	1,350	3,196	2,656	7,735	669	1,195	3	16,804
Doubtful	—	—	—	6	—	—	—	6
Loss	—	—	—	—	—	—	—	—

Total classified loans	1,726	7,592	3,008	14,989	746	1,439	24	29,524

Total loans acquired at fair value	65,596	106,392	3,008	33,847	7,199	12,623	102	228,767

Total loans	$570,600	$1,057,288	$8,708	$78,448	$72,195	$23,411	$4,860	$1,815,510

Credit-Rating Classification of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Non-classified	$492,531	$872,063	$3,461	$31,301	$66,016	$10,352	$4,247	$1,479,971

Classified:
Special Mention	1,626	357	158	25	146	84	1	2,397
Substandard	12,288	6,039	—	1,263	1,011	110	—	20,711
Doubtful	—	284	—	—	—	—	—	284
Loss	—	—	—	—	—	—	—	—

Total classified loans	13,914	6,680	158	1,288	1,157	194	1	23,392

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value:
Non-classified	73,425	96,758	—	18,946	7,582	12,003	71	208,785

Classified:
Special Mention	—	4,600	353	4,602	45	245	16	9,861
Substandard	742	3,654	3,309	11,118	811	1,216	3	20,853
Doubtful	—	—	—	6	—	—	—	6
Loss	—	—	—	—	—	—	—	—

Total classified loans	742	8,254	3,662	15,726	856	1,461	19	30,720

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Contractual Payment Status of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Current	$497,282	$949,456	$5,700	$43,383	$64,316	$10,648	$4,690	$1,575,475

Past due:
30-59 days	1,400	76	—	87	44	123	65	1,795
60-89 days	764	—	—	—	—	—	2	766
90+ days	5,558	1,364	—	1,131	636	17	1	8,707

Total past due	7,722	1,440	—	1,218	680	140	68	11,268

Total originated and purchased loans	505,004	950,896	5,700	44,601	64,996	10,788	4,758	1,586,743

Loans acquired at fair value:
Current	64,657	103,322	2,224	30,227	6,858	11,465	99	218,852

Past due:
30-59 days	330	953	—	542	44	193	—	2,062
60-89 days	—	779	—	548	20	—	2	1,349
90+ days	609	1,338	784	2,530	277	965	1	6,504

Total past due	939	3,070	784	3,620	341	1,158	3	9,915

Total loans acquired at fair value	65,596	106,392	3,008	33,847	7,199	12,623	102	228,767

Total loans	$570,600	$1,057,288	$8,708	$78,448	$72,195	$23,411	$4,860	$1,815,510

Contractual Payment Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Current	$495,330	$875,887	$3,619	$31,081	$66,548	$10,499	$4,034	$1,486,998

Past due:
30-59 days	1,385	—	—	245	183	—	60	1,873
60-89 days	1,163	—	—	—	3	30	28	1,224
90+ days	8,567	2,856	—	1,263	439	17	126	13,268

Total past due	11,115	2,856	—	1,508	625	47	214	16,365

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value:
Current	72,736	102,881	2,810	32,346	7,731	12,390	88	230,982

Past due:
30-59 days	689	561	—	—	152	—	—	1,402
60-89 days	—	427	—	—	95	110	1	633
90+ days	742	1,143	852	2,326	460	964	1	6,488

Total past due	1,431	2,131	852	2,326	707	1,074	2	8,523

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

The following tables present information relating to the Company’s nonperforming and impaired loans at December 31, 2014 and June 30, 2014. Loans reported as “90+ days past due accruing” in the table immediately below are also reported in the preceding contractual payment status table under the heading “90+ days past due”.

Performance Status of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Performing	$495,818	$947,426	$5,700	$43,148	$64,360	$10,771	$4,757	$1,571,980

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	9,186	3,470	—	1,453	636	17	1	14,763

Total nonperforming	9,186	3,470	—	1,453	636	17	1	14,763

Total originated and purchased loans	505,004	950,896	5,700	44,601	64,996	10,788	4,758	1,586,743

Loans acquired at fair value:
Performing	64,608	104,587	352	30,452	6,788	11,657	101	218,545

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	988	1,805	2,656	3,395	411	966	1	10,222

Total nonperforming	988	1,805	2,656	3,395	411	966	1	10,222

Total loans acquired at fair value	65,596	106,392	3,008	33,847	7,199	12,623	102	228,767

Total loans	$570,600	$1,057,288	$8,708	$78,448	$72,195	$23,411	$4,860	$1,815,510

Performance Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans:
Performing	$497,243	$873,421	$3,619	$31,326	$66,734	$10,529	$4,122	$1,486,994

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	125	125
Nonaccrual	9,202	5,322	—	1,263	439	17	1	16,244

Total nonperforming	9,202	5,322	—	1,263	439	17	126	16,369

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value:
Performing	73,425	103,399	2,214	31,016	7,928	12,500	89	230,571

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	742	1,613	1,448	3,656	510	964	1	8,934

Total nonperforming	742	1,613	1,448	3,656	510	964	1	8,934

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Impairment Status of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Carrying value of impaired loans:
Originated and purchased loans:
Non-impaired loans	$493,311	$947,350	$5,700	$43,148	$63,901	$10,771	$4,758	$1,568,939

Impaired loans:
Impaired loans with no allowance for impairment	10,081	3,195	—	1,453	1,001	17	—	15,747
Impaired loans with allowance for impairment:
Recorded investment	1,612	351	—	—	94	—	—	2,057
Allowance for impairment	(151)	(388)	—	—	(19)	—	—	(558)

Balance of impaired loans net of allowance for impairment	1,461	(37)	—	—	75	—	—	1,499

Total impaired loans, excluding allowance for impairment:	11,693	3,546	—	1,453	1,095	17	—	17,804

Total originated and purchased loans	505,004	950,896	5,700	44,601	64,996	10,788	4,758	1,586,743

Loans acquired at fair value:
Non-impaired loans	64,607	103,377	352	23,452	6,603	11,658	102	210,151

Impaired loans:
Impaired loans with no allowance for impairment	989	2,199	2,656	9,950	578	965	—	17,337
Impaired loans with allowance for impairment:
Recorded investment	—	816	—	445	18	—	—	1,279
Allowance for impairment	—	(64)	—	(216)	(18)	—	—	(298)

Balance of impaired loans net of allowance for impairment	—	752	—	229	—	—	—	981

Total impaired loans, excluding allowance for impairment:	989	3,015	2,656	10,395	596	965	—	18,616

Total loans acquired at fair value	65,596	106,392	3,008	33,847	7,199	12,623	102	228,767

Total loans	$570,600	$1,057,288	$8,708	$78,448	$72,195	$23,411	$4,860	$1,815,510

Unpaid principal balance of impaired loans:
Originated and purchased loans	$18,299	$4,132	$—	$1,608	$1,116	$17	$—	$25,172
Loans acquired at fair value	1,072	3,291	2,783	12,211	651	988	—	20,996

Total impaired loans	$19,371	$7,423	$2,783	$13,819	$1,767	$1,005	$—	$46,168

Impairment Status of Loans Receivable

at December 31, 2014 (continued)

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
For the three months ended December 31, 2014:
Average balance of impaired loans	$13,057	$7,246	$1,711	$11,655	$1,631	$1,007	$—	$36,307
Interest earned on impaired loans	$36	$46	$—	$190	$11	$—	$—	$283
For the six months ended December 31, 2014:
Average balance of impaired loans	$13,072	$7,775	$1,593	$11,804	$1,644	$1,034	$—	$36,922
Interest earned on impaired loans	$80	$289	$—	$419	$23	$—	$—	$811
For the three months ended December 31, 2013:
Average balance of impaired loans	$13,781	$10,312	$2,431	$11,638	$1,336	$577	$—	$40,075
Interest earned on impaired loans	$54	$40	$—	$188	$25	$6	$—	$313
For the six months ended December 31, 2013:
Average balance of impaired loans	$14,124	$10,733	$2,620	$10,056	$1,474	$620	$—	$39,627
Interest earned on impaired loans	$86	$86	$—	$371	$39	$6	$—	$588

Impairment Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Carrying value of impaired loans:
Originated and purchased loans:
Non-impaired loans	$494,522	$873,340	$3,619	$31,326	$66,163	$10,529	$4,248	$1,483,747

Impaired loans:
Impaired loans with no allowance for impairment	9,800	5,037	—	1,263	911	17	—	17,028
Impaired loans with allowance for impairment:
Recorded investment	2,123	366	—	—	99	—	—	2,588
Allowance for impairment	(528)	(404)	—	—	(75)	—	—	(1,007)

Balance of impaired loans net of allowance for impairment	1,595	(38)	—	—	24	—	—	1,581

Total impaired loans, excluding allowance for impairment:	11,923	5,403	—	1,263	1,010	17	—	19,616

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value:
Non-impaired loans	73,425	102,046	2,214	23,891	7,746	12,500	90	221,912

Impaired loans:
Impaired loans with no allowance for impairment	742	1,690	1,448	10,141	617	964	—	15,602
Impaired loans with allowance for impairment:
Recorded investment	—	1,276	—	640	75	—	—	1,991
Allowance for impairment	—	(165)	—	(444)	(57)	—	—	(666)

Balance of impaired loans net of allowance for impairment	—	1,111	—	196	18	—	—	1,325

Total impaired loans, excluding allowance for impairment:	742	2,966	1,448	10,781	692	964	—	17,593

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Unpaid principal balance of impaired loans:
Originated and purchased loans	$17,655	$5,919	$—	$1,407	$1,027	$17	$—	$26,025
Loans acquired at fair value	742	3,264	1,547	12,495	726	975	—	19,749

Total impaired loans	$18,397	$9,183	$1,547	$13,902	$1,753	$992	$—	$45,774

Troubled Debt Restructurings (“TDRs”). A modification to the terms of a loan is generally considered a TDR if the Bank grants a concession to the borrower that it would not otherwise consider for economic or legal reasons related to the debtor’s financial difficulties. In granting the concession, the Bank’s general objective is to make the best of a difficult situation by obtaining more cash or other value from the borrower or otherwise increase the probability of repayment.

A TDR may include, but is not necessarily limited to, the modification of loan terms such as a temporary or permanent reduction of the loan’s stated interest rate, extension of the maturity date and/or reduction or deferral of amounts owed under the terms of the loan agreement. In measuring the impairment associated with restructured loans that qualify as TDRs, the Company compares the cash flows under the loan’s existing terms with those that are expected to be received in accordance with its modified terms. The difference between the comparative cash flows is discounted at the loan’s effective interest rate prior to modification to measure the associated impairment. The impairment is charged off directly against the allowance for loan loss at the time of restructuring resulting in a reduction in carrying value of the modified loan that is accreted into interest income as a yield adjustment over the remaining term of the modified cash flows.

All restructured loans that qualify as TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of the borrower’s adherence to a TDR’s modified repayment terms during which time TDRs continue to be adversely classified and reported as impaired. TDRs may be returned to accrual status if (1) the borrower has paid timely P&I payments in accordance with the terms of the restructured loan agreement for no less than six consecutive months after restructuring, and (2) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the restructured loan agreement at which time the loan may also be returned to a non-adverse classification while retaining its impaired status.

The following table presents information regarding the restructuring of the Company’s troubled debts during the three and six months ended December 31, 2014 and any defaults during those periods of TDRs that were restructured within 12 months of the date of default. There were no restructurings or applicable defaults of the Company’s troubled debt during the three and six months ended December 31, 2013.

Troubled Debt Restructurings of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
(In Thousands)
Troubled debt restructuring activity for the three months ended December 31, 2014
Originated and purchased loans
Number of loans	3	—	—	2	—	—	—	5
Pre-modification outstanding recorded investment	$1,291	$—	$—	$348	$—	$—	$—	$1,639
Post-modification outstanding recorded investment	1,150	—	—	322	—	—	—	$1,472
Charge offs against the allowance for loan loss recognized at modification	228	—	—	27	—	—	—	$255
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss recognized at modification	—	—	—	—	—	—	—	$—
Troubled debt restructuring defaults for the three months ended December 31, 2014
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

Troubled Debt Restructurings of Loans Receivable

at December 31, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
(In Thousands)
Troubled debt restructuring activity for the six months ended December 31, 2014
Originated and purchased loans
Number of loans	5	—	—	2	—	—	—	7
Pre-modification outstanding recorded investment	$1,955	$—	$—	$348	$—	$—	$—	$2,303
Post-modification outstanding recorded investment	1,823	—	—	322	—	—	—	$2,145
Charge offs against the allowance for loan loss recognized at modification	261	—	—	27	—	—	—	$288
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss recognized at modification	—	—	—	—	—	—	—	$—
Troubled debt restructuring defaults for the three months ended December 31, 2014
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

Troubled Debt Restructurings of Loans Receivable

at December 31, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
(In Thousands)
Troubled debt restructuring activity for the three months ended December 31, 2013
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss recognized at modification	—	—	—	—	—	—	—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss recognized at modification	—	—	—	—	—	—	—	$—
Troubled debt restructuring defaults for the three months ended December 31, 2013
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

Troubled Debt Restructurings of Loans Receivable

at December 31, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
(In Thousands)
Troubled debt restructuring activity for the six months ended December 31, 2013
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss for impairment recognized at modification	—	—	—	—	—	—	—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	$—
Charge offs against the allowance for loan loss for impairment recognized at modification	—	—	—	—	—	—	—	$—
Troubled debt restructuring defaults for the six months ended December 31, 2013
Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

The manner in which the terms of a loan are modified through a troubled debt restructuring generally includes one or more of the following changes to the loan’s repayment terms:

•	Interest Rate Reduction: Temporary or permanent reduction of the interest rate charged against the outstanding balance of the loan.

•	Capitalization of Prior Past Dues: Capitalization of prior amounts due to the outstanding balance of the loan.

•	Extension of Maturity or Balloon Date: Extending the term of the loan past its original balloon or maturity date.

•	Deferral of Principal Payments: Temporary deferral of the principal portion of a loan payment.

•	Payment Recalculation and Re-amortization: Recalculation of the recurring payment obligation and resulting loan amortization/repayment schedule based on the loan’s modified terms.

12. BORROWINGS

Fixed rate advances from the FHLB of New York mature as follows:

	December 31, 2014		June 30, 2014
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Maturing in years ending June 30:
2015	$375,000	0.41%	$320,000	0.38%
2016	7,500	1.09	7,500	1.09
2017	3,000	1.05	3,000	1.05
2018	5,225	1.18	5,225	1.18
2021	718	4.94	765	4.94
2023	145,000	3.04	145,000	3.04

	536,443	1.15%	481,490	1.21%
Fair value adjustments	19		29

	$536,462		$481,519

At December 31, 2014, $375.0 million in advances are due within one year while the remaining $161.5 million in advances are due after one year of which $145.0 million are callable in April 2018.

At December 31, 2014, FHLB advances were collateralized by the FHLB capital stock owned by the Bank and mortgage loans and securities with carrying values totaling approximately $796.4 million and $194.6 million, respectively. At June 30, 2014, FHLB advances were collateralized by the FHLB capital stock owned by the Bank and mortgage loans and securities with carrying values totaling approximately $739.4 million and $204.2 million, respectively.

Borrowings at December 31, 2014 and June 30, 2014 also included overnight borrowings in the form of depositor sweep accounts totaling $26.5 million and $30.7 million, respectively. Depositor sweep accounts are short term borrowings representing funds that are withdrawn from a customer’s noninterest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Bank.

13. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

At December 31, 2014 and June 30, 2014, the Company was subject to the terms of certain interest rate derivative agreements that were utilized by the Company to manage the interest rate exposure arising from specific wholesale funding positions. Such wholesale funding sources include floating-rate brokered money market deposits indexed to one-month LIBOR as well as a number of 90 day fixed-rate FHLB advances that are forecasted to be periodically redrawn at maturity for the same 90 day term as the original advance. The derivatives, comprising eight interest rate swaps and two interest rate caps, were designated as cash flow hedges with changes in their fair value recorded as an adjustment through other comprehensive income on an after-tax basis.

The effects of derivative instruments on the statements of condition included in the Consolidated Financial Statements at December 31, 2014 and June 30, 2014 and for the three and six months ended December 31, 2014 and 2013 are as follows:

	December 31, 2014
	Notional/ Contract Amount	Fair Value	Balance Sheet Location	Expiration Date
	(Dollars in Thousands)
Derivatives designated as hedging instruments
Interest rate swaps by effective date:
July 1, 2013	$165,000	$182	Other liabilities	July 1, 2018
August 19, 2013	75,000	(870)	Other liabilities	August 20, 2018
October 9, 2013	50,000	(143)	Other liabilities	October 9, 2018
March 28, 2014	75,000	(1,069)	Other liabilities	March 28, 2019
June 5, 2015	60,000	(1,102)	Other liabilities	June 5, 2020
July 28, 2015	50,000	(1,127)	Other liabilities	July 28, 2020
September 28, 2015	40,000	(851)	Other liabilities	September 28, 2020
December 28, 2015	35,000	(769)	Other liabilities	December 28, 2020

	550,000	(5,749)

Interest rate caps by effective date:
June 5, 2013	40,000	751	Other liabilities	June 5, 2018
July 1, 2013	35,000	652	Other liabilities	July 1, 2018

	75,000	1,403

Total	$625,000	$(4,346)

	June 30, 2014
	Notional/ Contract Amount	Fair Value	Balance Sheet Location	Expiration Date
	(Dollars in Thousands)
Derivatives designated as hedging instruments
Interest rate swaps by effective date:
July 1, 2013	$165,000	$103	Other liabilities	July 1, 2018
August 19, 2013	75,000	(1,109)	Other liabilities	August 20, 2018
October 9, 2013	50,000	(234)	Other liabilities	October 9, 2018
March 28, 2014	75,000	(1,203)	Other liabilities	March 28, 2019
June 5, 2015	60,000	(271)	Other liabilities	June 5, 2020

	425,000	(2,714)

Interest rate caps by effective date:
June 5, 2013	40,000	913	Other liabilities	June 5, 2018
July 1, 2013	35,000	826	Other liabilities	July 1, 2018

	75,000	1,739

Total	$500,000	$(975)

	Three Months Ended December 31, 2014
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of Tax (Effective Portion)	Location of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges
Interest rate swaps by effective date:
July 1, 2013	$(599)	Not applicable	$—
August 19, 2013	(263)	Not applicable	—
October 9, 2013	(211)	Not applicable	—
March 28, 2014	(342)	Not applicable	—
June 5, 2015	(625)	Not applicable	—
July 28, 2015	(540)	Not applicable	—
September 28, 2015	(450)	Not applicable	—
December 28, 2015	(403)	Not applicable	—

	(3,433)		—

Interest rate caps by effective date:
June 5, 2013	(136)	Not applicable	—
July 1, 2013	(125)	Not applicable	—

	(261)		—

Total	$(3,694)		$—

	Six Months Ended December 31, 2014
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of Tax (Effective Portion)	Location of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges
Interest rate swaps by effective date:
July 1, 2013	$47	Not applicable	$—
August 19, 2013	141	Not applicable	—
October 9, 2013	54	Not applicable	—
March 28, 2014	79	Not applicable	—
June 5, 2015	(491)	Not applicable	—
July 28, 2015	(667)	Not applicable	—
September 28, 2015	(503)	Not applicable	—
December 28, 2015	(455)	Not applicable	—

	(1,795)		—

Interest rate caps by effective date:
June 5, 2013	(83)	Not applicable	—
July 1, 2013	(94)	Not applicable	—

	(177)		—

Total	$(1,972)		$—

	Three Months Ended December 31, 2013
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of Tax (Effective Portion)	Location of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges
Interest rate swaps by effective date:
July 1, 2013	$571	Not applicable	$—
August 19, 2013	293	Not applicable	—
October 9, 2013	144	Not applicable	—
June 5, 2015	372	Not applicable	—

	1,380		—

Interest rate caps by effective date:
June 5, 2013	75	Not applicable	—
July 1, 2013	78	Not applicable	—

	153		—

Total	$1,533		$—

	Six Months Ended December 31, 2013
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of Tax (Effective Portion)	Location of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income of Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges
Interest rate swaps by effective date:
July 1, 2013	(4)	Not applicable	—
August 19, 2013	(333)	Not applicable	—
October 9, 2013	144	Not applicable	—
June 5, 2015	160	Not applicable	—

	(33)		—

Interest rate caps by effective date:
June 5, 2013	(64)	Not applicable	—
July 1, 2013	(43)	Not applicable	—

	(107)		—

Total	$(140)		$—

The Company has in place enforceable master netting arrangements with all counterparties. All master netting arrangements include rights to offset associated with the Company’s recognized derivative assets, derivative liabilities, and cash collateral received and pledged.

At December 31, 2014, three of the Company’s derivatives were in an asset position totaling $1.6 million while the remaining seven derivatives were in a liability position totaling $5.9 million. In total, the Company’s derivatives were in a net liability position of $4.3 million at December 31, 2014 and included in other liabilities as of that date. As required under the enforceable master netting arrangement with its derivatives counterparties, the Company posted financial collateral to two counterparties totaling $3.9 million at December 31, 2014. The financial collateral posted was not included as an offsetting amount at December 31, 2014.

At June 30, 2014, three of the Company’s derivatives were in an asset position totaling $1.8 million while the remaining four derivatives were in a liability position totaling $2.8 million. In total, the Company’s derivatives were in a net liability position of $975,000 at June 30, 2014 and included in other liabilities as of that date. As required under the enforceable master netting arrangement with its derivatives counterparty, the Company posted financial collateral in the amount of $1,090,000 at June 30, 2014 that was not included as an offsetting amount.

14. BENEFIT PLANS

Components of Net Periodic Expense

The following table sets forth the aggregate net periodic benefit expense for the Bank’s Benefit Equalization Plan, Postretirement Welfare Plan and Directors’ Consultation and Retirement Plan:

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
	(In thousands)		(In thousands)
Service cost	$56	$50	$113	$100
Interest cost	82	84	164	168
Amortization of unrecognized past service liability	12	12	24	24
Amortization of unrecognized net actuarial loss (gain)	7	(1)	14	(2)

Net periodic benefit cost	$157	$145	$315	$290

Stock Compensation Plans

The following is a summary of the Company’s stock option activity and related information for its option plans for the six months ended December 31, 2014:

	Options	Weighted Average Exercise Price	Range of prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)				(In thousands)
Outstanding at June 30, 2014	3,035	$12.37	$10.16 - $14.79	2.0 years
Granted	—	$—	—	—
Exercised	(2,785)	$12.26	$11.55 - $12.71	1.2 Years
Forefeited	—	$—	—	—

Outstanding at December 31, 2014	250	$13.59	$10.16 - $14.79	8.5 Years	$233

Exercisable at December 31, 2014	39	$10.16	$10.16	6.5 Years	$140

A total of 2,785,122 vested options with an aggregate intrinsic value of $7.4 million were exercised during the six months ended December 31, 2014. The Company issued 107,382 shares from treasury stock carrying an average cost of $11.48 per share in conjunction with the equivalent number of options exercised during the period. The cash proceeds received in conjunction with the exercise of these options totaled approximately $1.4 million.

The Company elected to settle the exercise of the remaining 2,677,740 stock options exercised during the period in cash based upon the difference between the exercise price of the options and the closing price of the Company’s stock on the date of exercise. The net cash proceeds of these exercises resulted in a direct reduction of stockholders’ equity totaling approximately $7.2 million. No additional shares of the Company’s capital stock were issued and no cash proceeds were received in relation to the exercise of these options. A portion of the exercises settled in cash during the period represented disqualifying dispositions of incentive stock options for which the Company recognized approximately $416,000 in income tax benefits.

There were no vested options exercised during the six months ended December 31, 2013.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance on fair value measurement establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices, such as quoted for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for assets and liabilities on both a recurring and non-recurring basis.

Those assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)
Debt securites available for sale:
U.S. agency securities	$—	$7,864	$—	$7,864
Obligations of state and political subdivisions	—	27,443	—	27,443
Asset-backed securities	—	88,607	—	88,607
Collateralized loan obligations	—	126,308	—	126,308
Corporate bonds	—	162,416	—	162,416
Trust preferred securities	—	7,820	—	7,820

Total debt securities	—	420,458	—	420,458
Mortgage-backed securities available for sale:
Collateralized mortgage obligations	—	79,176	—	79,176
Residential pass-through securities	—	295,922	—	295,922
Commercial pass-through securities	—	16,450	—	16,450

Total mortgage-backed securities	—	391,548	—	391,548

Total securities available for sale	$—	$812,006	$—	$812,006

Derivative instruments
Interest rate swaps	$—	$(5,749)	$—	$(5,749)
Interest rate caps	—	1,403	—	1,403

Total mortgage-backed securities	$—	$(4,346)	$—	$(4,346)

	June 30, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)
Debt securites available for sale:
U.S. agency securities	$—	$4,205	$—	$4,205
Obligations of state and political subdivisions	—	26,773	—	26,773
Asset-backed securities	—	87,316	—	87,316
Collateralized loan obligations	—	119,572	—	119,572
Corporate bonds	—	162,234	—	162,234
Trust preferred securities	—	7,798	—	7,798

Total debt securities	—	407,898	—	407,898
Mortgage-backed securities available for sale:
Collateralized mortgage obligations	—	83,270	—	83,270
Residential pass-through securities	—	353,953	—	353,953

Total mortgage-backed securities	—	437,223	—	437,223

Total securities available for sale	$—	$845,121	$—	$845,121

Derivative instruments
Interest rate swaps	$—	$(2,714)	$—	$(2,714)
Interest rate caps	—	1,739	—	1,739

Total mortgage-backed securities	$—	$(975)	$—	$(975)

The fair values of securities available for sale (carried at fair value) or held to maturity (carried at amortized cost) are primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The Company has contracted with a third party vendor to provide periodic valuations for its interest rate derivatives to determine the fair value of its interest rate caps and swaps. The vendor utilizes standard valuation methodologies applicable to interest rate derivatives such as discounted cash flow analysis and extensions of the Black-Scholes model. Such valuations are based upon readily observable market data and are therefore considered Level 2 valuations by the Company.

For the three and six months ended December 31, 2014, there were no purchases, sales, issuances, or settlements of assets or liabilities whose fair values are determined based upon Level 3 inputs on a recurring basis. For those same periods, there were no transfers of assets or liabilities within the fair valuation measurement hierarchy between Level 1 and Level 2 inputs.

Those assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)
Impaired loans	$—	$—	$9,931	$9,931

	June 30, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In Thousands)
Impaired loans	$—	$—	$10,387	$10,387

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company has utilized adjusted Level 3 inputs to determine fair value:

	December 31, 2014
	Fair Value Estimate	Valuation Techniques		Unobservable Input		Range	Weighted Average
	(In Thousands)
Impaired loans	$9,931	Market valuation of underlying collateral	(1)	Direct disposal costs	(2)	6% - 10%	7.44%

	June 30, 2014
	Fair Value Estimate	Valuation Techniques		Unobservable Input		Range	Weighted Average
	(In Thousands)
Impaired loans	$10,387	Market valuation of underlying collateral	(1)	Direct disposal costs	(2)	6% - 10%	7.10%

(1)	The fair value of impaired loans is generally determined based on an independent appraisal of the market value of a loan’s underlying collateral.
(2)	The fair value basis of impaired loans and real estate owned is adjusted to reflect management estimates of disposal costs including, but not necessarily limited to, real estate brokerage commissions and title transfer fees, with such cost estimates generally ranging from 6% to 10% of collateral or property market value.

An impaired loan is evaluated and valued at the time the loan is identified as impaired at the lower of cost or market value. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Market value is measured based on the value of the collateral securing the loan and is classified at a Level 3 in the fair value hierarchy. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB’s guidance on accounting by creditors for impairment of a loan with the fair value estimated using the market value of the collateral reduced by estimated disposal costs. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

At December 31, 2014, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $10.8 million and valuation allowances of $856,000 reflecting fair values of $9.9 million. By comparison, at June 30, 2014, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $12.1 million and valuation allowances of $1.7 million reflecting fair values of $10.4 million.

Once a loan is foreclosed, the fair value of the real estate owned continues to be evaluated based upon the market value of the repossessed real estate originally securing the loan. At December 31, 2014 and June 30, 2014, the Company held no real estate owned whose carrying value was written down utilizing Level 3 inputs during fiscal 2015 or fiscal 2014, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2014 and June 30, 2014:

Cash and Cash Equivalents, Interest Receivable and Interest Payable. The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

Securities. See the discussion presented above concerning assets measured at fair value on a recurring basis.

Loans Receivable. Except for certain impaired loans as previously discussed, the fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

FHLB of New York Stock. The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Deposits. The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Advances from FHLB. Fair value is estimated using rates currently offered for advances of similar remaining maturities.

Interest Rate Derivatives. See the discussion presented above concerning assets measured at fair value on a recurring basis.

Commitments. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading Liquidity and Capital Resources.

The carrying amounts and fair values of financial instruments are as follows:

	December 31, 2014
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Financial assets:
Cash and cash equivalents	$96,436	$96,436	$96,436	$—	$—
Debt securities available for sale	420,458	420,458	—	420,458	—
Debt securities held to maturity	219,906	218,064	—	218,064	—
Loans receivable	1,801,487	1,805,949	—	—	1,805,949
Mortgage-backed securities available for sale	391,548	391,548	—	391,548	—
Mortgage-backed securities held to maturity	322,529	325,709	—	325,709	—
FHLB Stock	27,382	27,382	—	—	27,382
Interest receivable	9,059	9,059	9,059	—	—
Financial liabilities:
Deposits(1)	2,464,845	2,475,832	1,443,931	—	1,031,901
Borrowings	563,002	575,243	—	—	575,243
Interest payable on borrowings	1,032	1,032	1,032	—	—
Derivative instruments:
Interest rate swaps	(5,749)	(5,749)	—	(5,749)	—
Interest rate caps	1,403	1,403	—	1,403	—

(1)	Includes accrued interest payable on deposits of $65,000 at December 31, 2014.

	June 30, 2014
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Financial assets:
Cash and cash equivalents	$135,034	$135,034	$135,034	$—	$—
Debt securities available for sale	407,898	407,898	—	407,898	—
Debt securities held to maturity	216,414	213,472	—	213,472	—
Loans receivable	1,729,084	1,711,972	—	—	1,711,972
Mortgage-backed securities available for sale	437,223	437,223	—	437,223	—
Mortgage-backed securities held to maturity	295,658	293,781	—	293,781	—
FHLB Stock	25,990	25,990	—	—	25,990
Interest receivable	9,013	9,013	9,013	—	—
Financial liabilities:
Deposits(1)	2,479,941	2,490,933	1,442,723	—	1,048,210
Borrowings	512,257	521,839	—	—	521,539
Interest payable on borrowings	1,001	1,001	1,001	—	—
Derivative instruments:
Interest rate swaps	(2,714)	(2,714)	—	(2,714)	—
Interest rate caps	1,739	1,739	—	1,739	—

(1)	Includes accrued interest payable on deposits of $69,000 at June 30, 2014.

Limitations. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, and advances from borrowers for taxes and insurance. In addition, the ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

16. COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss included in stockholders’ equity at December 31, 2014 and June 30, 2014 are as follows:

	December 31, 2014	June 30, 2014
	(In Thousands)
Net unrealized loss on securities available for sale	$1,047	$1,091
Tax effect	(416)	(592)

Net of tax amount	631	499

Net unrealized loss on securities available for sale transferred to held to maturity	(987)	(990)
Tax effect	404	404

Net of tax amount	(583)	(586)

Fair value adjustments on derivatives	(6,834)	(3,501)
Tax effect	2,792	1,430

Net of tax amount	(4,042)	(2,071)

Benefit plan adjustments	(531)	(206)
Tax effect	217	84

Net of tax amount	(314)	(122)

Accumulated other comprehensive loss	$(4,308)	$(2,280)

Other comprehensive loss and related tax effects for the three and six months ended December 31, 2014 and December 31, 2013 are presented in the following table:

	Three Months Ended December 31,		Six Months Ended December 31,
	2014	2013	2014	2013
	(In Thousands)		(In Thousands)
Net unrealized holding gain (loss) on securities available for sale	$3,035	$(11,329)	$(36)	$(9,852)

Amortization of unrealized holding loss on securities available for sale transferred to held to maturity(3)	—	—	2	—

Net realized gain on securities available for sale	(7)	(226)	(7)	(226)

Net unrealized (loss) gain on derivatives	(6,245)	2,591	(3,334)	(236)

Benefit plans:
Amortization of:
Actuarial loss (gain)(1)	7	(1)	14	(2)
Past service cost(1)	12	12	24	24
New actuarial (loss) gain	—	—	(363)	803

Net change in benefit plan accrued expense	19	11	(325)	825

Other comprehensive loss before taxes	(3,198)	(8,953)	(3,700)	(9,489)
Tax effect(2)	1,680	3,366	1,672	3,654

Total comprehensive loss	$(1,518)	$(5,587)	$(2,028)	$(5,835)

(1)	Represents amounts reclassified out of accumulated other comprehensive income and included in the computation of net periodic pension expense. See Note 14 – Benefit Plans for additional information.
(2)	The amounts included in income taxes for items reclassified out of accumulated other comprehensive income totaled $5 and $(135) for the three and six months ended December 31, 2014, respectively, and $(89) and $244 for the three and six months ended December 31, 2013, respectively.
(3)	Represents amounts reclassified out of accumulated other comprehensive income and included in interest income on taxable securities.

September 5, 2014

Management Report on Internal Control over Financial Reporting

The management of Kearny Financial Corp. and Subsidiaries (collectively the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system is a process designed to provide reasonable assurance to the management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

General guidance from the SEC staff provides that if a registrant consummates a material purchase business combination during its fiscal year and it is not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment, management may exclude the acquired business from management’s report on internal control over financial reporting. As previously described in this annual report, the Company completed an acquisition of Atlas Bank on June 30, 2014, with Atlas Bank merging with and into the Company. In accordance with the SEC staff guidance, our management excluded Atlas Bank from management’s report on internal control over financial reporting as of June 30, 2014. The fair value of net assets acquired through the merger at June 30, 2014 was $15.7 million constituting 0.4% of the Company’s total assets as of that date.

The Company’s management assessed the effectiveness of internal control over financial reporting as of June 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Based on its assessment, management believes that, as of June 30, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company’s internal control over financial reporting as of June 30, 2014, a copy of which is included in this annual report.

/s/ Craig L. Montanaro	/s/ Eric B. Heyer
Craig L. Montanaro	Eric B. Heyer
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Tel: +212 885-8000	100 Park Avenue
Fax: +212 697-1299	New York, NY 10017
www.bdo.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Kearny Financial Corp.

Fairfield, New Jersey

We have audited Kearny Financial Corp. and Subsidiaries’ (collectively the “Company”) internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kearny Financial Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Atlas Bank, which was acquired on June 30, 2014, and which is included in the consolidated balance sheets of the Company as of June 30, 2014, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year then ended. Atlas Bank constituted 3.4% and 3.2% of total assets and net assets, respectively, as of June 30, 2014, and had no impact on revenues and net income for the year then ended. Management did not access the effectiveness of internal control over financial reporting of Atlas Bank because of the timing of the acquisition which was completed on June 30, 2014. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Atlas Bank.

In our opinion, Kearny Financial Corp. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Kearny Financial Corp. and Subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended and our report dated September 5, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

New York, New York

September 5, 2014

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Tel: +212 885-8000	100 Park Avenue
Fax: +212 697-1299	New York, NY 10017
www.bdo.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Kearny Financial Corp.

Fairfield, New Jersey

We have audited the accompanying consolidated statements of financial condition of Kearny Financial Corp. and Subsidiaries (collectively the “Company”) as of June 30, 2014 and 2013 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kearny Financial Corp. and Subsidiaries at June 30, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kearny Financial Corp.’s internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 5, 2014, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

New York, New York

September 5, 2014

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Baker Tilly Virchow Krause, LLP 20 Stanwix St, Ste 800 Pittsburgh, PA 15222-4808 tel 412 697 6400 tel 800 267 9405 fax 888 264 9617 bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Kearny Financial Corp.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows of Kearny Financial Corp. and Subsidiaries (collectively the “Company”) for the year ended June 30, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Kearny Financial Corp. and Subsidiaries for the year ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

September 13, 2012

except for the first paragraph of Note 3,

as to which the date is September 13, 2013

An Affirmative Action Equal Opportunity Employer

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Financial Condition

	June 30,
	2014	2013
	(In Thousands, Except Share and Per Share Data)
Assets
Cash and amounts due from depository institutions	$14,403	$13,102
Interest-bearing deposits in other banks	120,631	113,932

Cash and cash equivalents	135,034	127,034

Debt securities available for sale (amortized cost; 2014 $411,228; 2013 $305,283)	407,898	300,122
Debt securities held to maturity (fair value; 2014 $213,472; 2013 $202,328)	216,414	210,015

Loans receivable, including net yield adjustments 2014 $(1,397); 2013 $(847)	1,741,471	1,360,871
Less allowance for loan losses	(12,387)	(10,896)

Net loans receivable	1,729,084	1,349,975

Mortgage-backed securities available for sale (amortized cost; 2014 $432,802; 2013 $782,866)	437,223	780,652
Mortgage-backed securities held to maturity (fair value; 2014 $293,781; 2013 $96,447)	295,658	101,114
Premises and equipment	40,105	36,994
Federal Home Loan Bank of New York stock	25,990	15,666
Interest receivable	9,013	8,028
Goodwill	108,591	108,591
Bank owned life insurance	88,820	86,084
Deferred income tax assets, net	10,314	9,782
Other assets	5,865	11,303

Total Assets	$3,510,009	$3,145,360

Liabilities and Stockholders’ Equity
Liabilities

Deposits:
Non-interest bearing	$224,054	$190,964
Interest-bearing	2,255,887	2,179,544

Total deposits	2,479,941	2,370,508

Borrowings	512,257	287,695
Advance payments by borrowers for taxes	9,001	7,840
Other liabilities	14,134	11,610

Total Liabilities	3,015,333	2,677,653

Stockholders’ Equity

Preferred stock, $0.10 par value; 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.10 par value; 75,000,000 shares authorized; 2014 73,781,587 shares issued, 2013 72,737,500 shares issued; 2014 67,267,865 outstanding; 2013 66,500,740 outstanding	7,378	7,274
Paid-in capital	231,870	215,722
Retained earnings	336,355	326,167
Unearned Employee Stock Ownership Plan shares; 2014 387,924; 2013 533,400 shares	(3,879)	(5,334)
Treasury stock, at cost; 2014 6,513,722; 2013 6,236,760 shares	(74,768)	(71,983)
Accumulated other comprehensive loss	(2,280)	(4,139)

Total Stockholders’ Equity	494,676	467,707

Total Liabilities and Stockholders’ Equity	$3,510,009	$3,145,360

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Income

	Years Ended June 30,
	2014	2013	2012
	(In Thousands, Except Per Share Data)
Interest Income
Loans	$66,794	$61,500	$63,960
Mortgage-backed securities	20,827	23,688	32,435
Securities:
Taxable	5,341	1,884	1,319
Tax-exempt	1,839	411	70
Other interest-earning assets	1,018	775	765

Total Interest Income	95,819	88,258	98,549

Interest Expense
Deposits	14,538	14,711	20,272
Borrowings	7,460	7,290	8,097

Total Interest Expense	21,998	22,001	28,369

Net Interest Income	73,821	66,257	70,180
Provision for Loan Losses	3,381	4,464	5,750

Net Interest Income after Provision for Loan Losses	70,440	61,793	64,430

Non-Interest Income
Fees and service charges	2,452	2,541	2,435
Gain on sale of securities	1,517	10,427	47
Gain on sale of loans	80	557	661
Loss on sale and write down of real estate owned	(441)	(775)	(3,330)
Income from bank owned life insurance	2,735	1,966	748
Electronic banking fees and charges	1,160	1,145	957
Miscellaneous	620	527	627

Total Non-Interest Income	8,123	16,388	2,145

Non-Interest Expenses
Salaries and employee benefits	35,774	35,406	33,688
Net occupancy expense of premises	7,031	6,625	6,528
Equipment and systems	8,982	7,596	7,190
Advertising and marketing	1,262	1,002	1,100
Federal deposit insurance premium	2,288	2,166	2,082
Directors’ compensation	690	698	678
Merger-related expenses	391	—	—
Debt extinguishment expenses	—	8,688	—
Miscellaneous	7,740	7,244	7,455

Total Non-Interest Expenses	64,158	69,425	58,721

Income before Income Taxes	14,405	8,756	7,854
Income Taxes	4,217	2,250	2,776

Net Income	$10,188	$6,506	$5,078

Net Income per Common Share (EPS)
Basic	$0.16	$0.10	$0.08

Diluted	$0.16	$0.10	$0.08

Weighted Average Number of Common Shares Outstanding
Basic	65,796	66,152	66,495

Diluted	65,836	66,152	66,495

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Net Income	$10,188	$6,506	$5,078

Other Comprehensive Income (Loss):
Realized gain on securities available for sale, net of income tax expense of: 2014 $(622); 2013 $(4,277); 2012 $(22)	(901)	(6,156)	(31)
Unrealized gain (loss) on securities available for sale arising during the period, net of deferred income tax expense (benefit) of: 2014 $3,235; 2013 $(13,886); 2012 $5,401	6,754	(22,776)	8,004
Net loss on securities transferred from available for sale to held to maturity, net of deferred income tax benefit of: 2014 $(404); 2013 $ -; 2012 $ -	(586)	—	—
Fair value adjustments on derivatives, net of deferred income tax (benefit) expense of: 2014 $(2,699); 2013 $1,269; 2012 $ -	(3,909)	1,838	—
Benefit plan adjustments, net of deferred income tax expense (benefit) of: 2014 346; 2013 $(443); 2012 $132	501	(641)	191

Total Other Comprehensive Income (Loss)	1,859	(27,735)	8,164

Total Comprehensive Income (Loss)	$12,047	$(21,229)	$13,242

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended June 30, 2014, 2013 and 2012

	Common Stock				Unearned ESOP Shares		Accumulated Other Comprehensive Income
	Shares		Paid-in	Retained		Treasury
	Outstanding	Amount	Capital	Earnings		Stock		Total
	(In Thousands)
Balance—June 30, 2011	67,851	$7,274	$215,258	$317,354	$(8,244)	$(59,200)	$15,432	$487,874
Net income	—	—	—	5,078	—	—	—	5,078
Other comprehensive income, net of income tax	—	—	—	—	—	—	8,164	8,164
ESOP shares committed to be released (145 shares)	—	—	(88)	—	1,455	—	—	1,367
Dividends contributed for payment of ESOP loan	—	—	160	—	—	—	—	160
Stock option expense	—	—	41	—	—	—	—	41
Treasury stock purchases	(915)	—	—	—	—	(8,464)	—	(8,464)
Restricted stock plan shares earned (16 shares)	—	—	168	—	—	—	—	168
Cash dividends declared ($0.15/public share)	—	—	—	(2,321)	—	—	—	(2,321)
Cash dividends paid to Kearny MHC	—	—	—	(450)	—	—	—	(450)

Balance—June 30, 2012	66,936	$7,274	$215,539	$319,661	$(6,789)	$(67,664)	$23,596	$491,617

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended June 30, 2014, 2013 and 2012

	Common Stock				Unearned ESOP Shares		Accumulated Other Comprehensive Income (Loss)
	Shares		Paid-in	Retained		Treasury
	Outstanding	Amount	Capital	Earnings		Stock		Total
	(In Thousands)
Balance—June 30, 2012	66,936	$7,274	$215,539	$319,661	$(6,789)	$(67,664)	$23,596	$491,617
Net income	—	—	—	6,506	—	—	—	6,506
Other comprehensive loss, net of income tax	—	—	—	—	—	—	(27,735)	(27,735)
ESOP shares committed to be released (145 shares)	—	—	(24)	—	1,455	—	—	1,431
Dividends contributed for payment of ESOP loan	—	—	(2)	—	—	—	—	(2)
Stock option expense	—	—	41	—	—	—	—	41
Treasury stock purchases	(435)	—	—	—	—	(4,319)	—	(4,319)
Restricted stock plan shares earned (16 shares)	—	—	168	—	—	—	—	168

Balance—June 30, 2013	66,501	$7,274	$215,722	$326,167	$(5,334)	$(71,983)	$(4,139)	$467,707

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended June 30, 2014, 2013 and 2012

	Common Stock				Unearned ESOP Shares		Accumulated Other Comprehensive Loss
	Shares		Paid-in	Retained		Treasury
	Outstanding	Amount	Capital	Earnings		Stock		Total
	(In Thousands)
Balance—June 30, 2013	66,501	$7,274	$215,722	$326,167	$(5,334)	$(71,983)	$(4,139)	$467,707
Net income	—	—	—	10,188	—	—	—	10,188
Other comprehensive income, net of income tax	—	—	—	—	—	—	1,859	1,859
ESOP shares committed to be released (145 shares)	—	—	287	—	1,455	—	—	1,742
Stock option expense	—	—	81	—	—	—	—	81
Treasury stock purchases	(395)	—	—	—	—	(4,135)	—	(4,135)
Treasury stock reissued for stock option exercises	118	—	145	—	—	1,350	—	1,495
Restricted stock plan shares earned (19 shares)	—	—	239	—	—	—	—	239
Issuance of stock to MHC for acquisition	1,044	104	15,396	—	—	—	—	15,500

Balance—June 30, 2014	67,268	$7,378	$231,870	$336,355	$(3,879)	$(74,768)	$(2,280)	$494,676

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Cash Flows from Operating Activities
Net income	$10,188	$6,506	$5,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	2,645	2,610	2,665
Net amortization of premiums, discounts and loan fees and costs	2,667	9,163	8,881
Deferred income taxes	83	278	96
Realized gain on bargain purchase	(226)	—	—
Amortization of intangible assets	122	138	155
Amortization of benefit plans’ unrecognized net loss	43	100	40
Provision for loan losses	3,381	4,464	5,750
Realized loss (gain) on sale of debt securities available for sale	1,294	—	(53)
Realized gain on sale of mortgage-backed securities available for sale	(2,817)	(10,433)	—
Realized loss on sale of mortgage-backed securities held to maturity	6	6	6
Realized loss on debt extinguishment	—	8,688	—
Realized gain on sale of loans	(80)	(557)	(661)
Proceeds from sale of loans	6,092	5,332	7,123
Realized (gain) loss on disposition of premises and equipment	—	(105)	8
Increase in cash surrender value of bank owned life insurance	(2,735)	(1,966)	(748)
ESOP, stock option plan and restricted stock plan expenses	2,062	1,640	1,576
Loss on sale and write down of real estate owned	441	775	3,330
(Increase) decrease in interest receivable	(611)	367	1,345
Decrease in other assets	367	2,882	2,655
Increase (decrease) in interest payable	71	(41)	(46)
Increase in other liabilities	3,014	76	157

Net Cash Provided by Operating Activities	$26,007	$29,923	$37,357

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Cash Flows from Investing Activities
Purchases of debt securities available for sale	$(158,909)	$(291,418)	$—
Proceeds from sales of debt securities available for sale	54,075	—	—
Proceeds from calls and maturities of debt securities available for sale	—	—	30,598
Proceeds from repayments of debt securities available for sale	737	732	838
Purchases of debt securities held to maturity	(9,056)	(208,610)	(2,236)
Proceeds from calls and maturities of debt securities held to maturity	2,077	32,236	73,019
Proceeds from repayments of debt securities held to maturity	404	984	966
Purchases of loans	(114,343)	(17,773)	(80,014)
Net (increase) decrease in loans receivable	(196,468)	(69,663)	48,566
Proceeds from sale of real estate owned	1,484	3,847	2,142
Purchases of mortgage-backed securities available for sale	(50,155)	(373,003)	(523,211)
Principal repayments on mortgage-backed securities available for sale	114,107	335,914	305,665
Proceeds from sale of mortgage-backed securities available for sale	116,838	442,806	51,306
Purchases of mortgage-backed securities held to maturity	(5,094)	(100,357)	—
Principal repayments on mortgage-backed securities held to maturity	2,299	312	228
Proceeds from sale of mortgage-backed securities held to maturity	28	18	32
Purchase of cash flow hedges	—	(2,538)	—
Additions to premises and equipment	(3,560)	(1,042)	(1,797)
Proceeds from cash settlement on premises and equipment	—	220	3
Purchase of bank owned life insurance	—	(35,503)	(23,397)
Purchases of FHLB stock	(28,170)	(18,675)	(5,760)
Redemptions of FHLB stock	18,883	17,151	5,178
Cash acquired in merger	9,133	—	—

Net Cash Used in Investing Activities	(245,690)	(284,362)	(117,874)

Cash Flows from Financing Activities
Net increase in deposits	23,326	198,899	22,978
Repayment of term FHLB advances	(800,088)	(218,774)	(80)
Proceeds from term FHLB advances	1,000,000	145,000	—
Net change in overnight borrowings	12,000	105,000	—
(Decrease) increase in sweep accounts	(6,026)	(1,781)	2,364
Increase in advance payments by borrowers for taxes	1,111	1,866	180
Dividends paid to stockholders of Kearny Financial Corp.	—	—	(3,617)
Purchase of common stock of Kearny Financial Corp. for treasury	(4,135)	(4,319)	(8,464)
Dividends contributed for payment of ESOP loan	—	(2)	160
Treasury stock reissued	1,495	—	—

Net Cash Provided by Financing Activities	227,683	225,889	13,521

Net Increase (Decrease) in Cash and Cash Equivalents	8,000	(28,550)	(66,996)
Cash and Cash Equivalents—Beginning	127,034	155,584	222,580

Cash and Cash Equivalents—Ending	$135,034	$127,034	$155,584

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for:
Income taxes, net of refunds	$3,503	$1,687	$1,836

Interest	$21,919	$22,042	$28,415

Non-cash investing activities:
Real estate owned acquired in settlement of loans	$1,489	$2,873	$1,786

Fair value of assets acquired, net of cash and cash equivalents acquired	$111,806	$—	$—

Fair value of liabilities assumed	$105,213	$—	$—

Transfer of securities available for sale to securities held to maturity	$191,890	$—	$—

Non-cash financing activities:
Issuance of common stock to mutual holding company	$15,500	$—	$—

See notes to consolidated financial statements.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of Kearny Financial Corp. (the “Company”), its wholly-owned subsidiary, Kearny Federal Savings Bank (the “Bank”) and the Bank’s wholly-owned subsidiaries, KFS Investment Corp., CJB Investment Corp. and KFS Financial Services, Inc. and its wholly-owned subsidiary, KFS Insurance Services, Inc. The Company conducts its business principally through the Bank. Management prepared the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), including the elimination of all significant inter-company accounts and transactions during consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the evaluation of goodwill for impairment, identification of other-than-temporary impairment of securities and the determination of the amount of deferred tax assets which are more likely than not to be realized. The allowance for loan losses represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, impairment testing of goodwill and evaluation for other-than-temporary impairment of securities are done in accordance with GAAP; and deferred tax assets are properly recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Moreover, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments about information available to them at the time of their examination. Additionally, subsequent evaluations of the Company’s goodwill that originated from the application of purchase accounting associated with the Company’s prior acquisition of four community banks could identify impairments to the intangible asset that would result in future charges to earnings. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

Business of the Company and Subsidiaries

The Company’s primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public at its 42 locations in New Jersey and New York and using these deposits, together with other funds, to originate or purchase loans for its portfolio and invest in securities. Loans originated or purchased by the Bank generally include loans collateralized by residential and commercial real estate augmented by secured and unsecured loans to businesses and consumers. The investment securities purchased by the Bank generally include U.S. agency mortgage-backed securities, U.S. government and agency debentures, bank-qualified municipal obligations, corporate bonds, asset-backed securities and collateralized loan obligations. The Bank maintains a small balance of single issuer trust preferred securities and non-agency mortgage-backed securities which were acquired through the Company’s purchase of other institutions and does not actively purchase such securities.

At June 30, 2014, the Bank had two wholly owned subsidiaries: KFS Financial Services, Inc., and CJB Investment Corp. KFS Financial Services, Inc., incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., was acquired in Kearny’s merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary originally organized for selling insurance products to Bank customers and the general public through a third party networking arrangement.

During the year ended June 30, 2014, KFS Insurance Services, Inc. was created as a wholly owned subsidiary of KFS Financial Services, Inc. for the primary purpose of acquiring insurance agencies. Both KFS Financial Services Inc. and KFS Insurance Services Inc. were considered inactive during the year ended June 30, 2014.

CJB Investment Corp. was acquired by the Bank through the Company’s acquisition of Central Jersey Bancorp in November 2010. CJB Investment Corp was organized under New Jersey law as a New Jersey Investment Company and remained active through the three-year period ended June 30, 2014.

In addition to the subsidiaries noted above, the Bank dissolved its wholly owned subsidiary KFS Investment Corp. during fiscal 2014 which had remained inactive during the two years ended June 30, 2012 and 2013 and through the date of its dissolution during the year ended June 30, 2014.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks, all with original maturities of three months or less.

Securities

In accordance with applicable accounting standards, the Company classifies its investment securities into one of three portfolios: held to maturity, available for sale or trading. Investments in debt securities that we have the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities or as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income (“OCI”) component of stockholders’ equity.

If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are “temporary” or “other-than-temporary”.

The Company accounts for temporary impairments based upon their classification as either available for sale, held to maturity or managed within a trading portfolio. Temporary impairments on “available for sale” securities are recognized, on a tax-effected basis, through OCI with offsetting entries adjusting the carrying value of the security and the balance of deferred taxes. Conversely, the Company does not adjust the carrying value of “held to maturity” securities for temporary impairments, although information concerning the amount and duration of impairments on held to maturity securities is disclosed in periodic financial statements. The carrying value of securities held in a trading portfolio is adjusted to their fair value through earnings on a daily basis. However, the Company did not maintain any securities in trading portfolios at or during the periods presented in these financial statements.

The Company accounts for other-than-temporary impairments based upon several considerations. First, other-than-temporary impairments on securities that the Company has decided to sell as of the close of a fiscal period, or will, more likely than not, be required to sell prior to the full recovery of their fair value to a level equal to or exceeding their amortized cost, are recognized in earnings. If neither of these conditions regarding the likelihood of the securities’ sale are applicable, then, for debt securities, the other-than-temporary impairment is bifurcated into credit-related and noncredit-related components. A credit-related impairment generally represents the amount by which the present value of the cash flows that are expected to be collected on a debt security fall below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. The Company recognizes credit-related, other-than-temporary impairments in earnings. However, noncredit-related, other-than-temporary impairments on debt securities are recognized in OCI.

Premiums and discounts on all securities are generally amortized/accreted to maturity by use of the level-yield method considering the impact of principal amortization and prepayments on mortgage-backed securities. Premiums on callable securities are generally amortized to the call date whereas discounts on such securities are accreted to the maturity date. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Risk

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, mortgage-backed and non-mortgage-backed securities and loans receivable. Cash and cash equivalents include deposits placed in other financial institutions. At June 30, 2014, the Company had cash and cash equivalents of $135.0 million comprising funds on deposit at other institutions totaling $124.7 million and other cash-related items, consisting primarily of vault cash, totaling $10.3 million. Cash and equivalents on deposit at other institutions at June 30, 2014 was comprised of $64.6 million held by the Federal Home Loan Bank of New York (“FHLB”), $47.5 million held by the Federal Reserve Bank of New York (“FRB”) and a total of $3.9 million held at two U.S. domestic money center banks representing funds on deposit totaling $3.6 million and $283,000, respectively, at June 30, 2014. Such balances also included a total of $8.7 million of cash held at or invested through Atlantic Community Bankers Bank (“ACBB”) including cash on deposit of $230,000 and federal funds sold of $8.5 million.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Concentration of Risk (continued)

Securities include concentrations of investments backed by U.S. government agencies and U.S. government sponsored enterprises (“GSEs”), including the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“Ginnie Mae”) and the Small Business Administration (“SBA”). Additional concentration risk exists in the Company’s municipal and corporate obligations, asset-backed securities and collateralized loan obligations. Lesser concentration risk exists in the Company’s non-agency mortgage-backed securities and single issuer trust preferred securities due to comparatively lower total balances of such securities held by the Company and the variety of issuers represented.

The Company’s lending activity is primarily concentrated in loans collateralized by real estate in the states of New Jersey and New York. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in these states. Additionally, the Company’s lending policies limit the amount of credit extended to any single borrower and their related interests thereby limiting the concentration of credit risk to any single borrower.

Loans Receivable

Loans receivable, net are stated at unpaid principal balances, net of deferred loan origination fees and costs, purchased discounts and premiums and the allowance for loan losses. Certain direct loan origination costs net of loan origination fees, are deferred and amortized, using the level-yield method, as an adjustment of yield over the contractual lives of the related loans. Unearned premiums and discounts are amortized or accreted by use of the level-yield method over the contractual lives of the related loans.

Past Due Loans

A loan’s “past due” status is generally determined based upon its “P&I delinquency” status in conjunction with its “past maturity” status, where applicable. A loan’s “P&I delinquency” status is based upon the number of calendar days between the date of the earliest P&I payment due and the “as of” measurement date. A loan’s “past maturity” status, where applicable, is based upon the number of calendar days between a loan’s contractual maturity date and the “as of” measurement date. Based upon the larger of these criteria, loans are categorized into the following “past due” tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days, 60-89 days and 90 or more days.

Nonaccrual Loans

Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual when the Company does not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement. Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments, may remain on accrual status if: (1) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with the Company to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring (“TDR”) classification. All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status. The sum of nonaccrual loans plus accruing loans that are 90 days or more past due are generally defined collectively as “nonperforming loans”.

Payments received in cash on nonaccrual loans, including both the principal and interest portions of those payments, are generally applied to reduce the carrying value of the loan for financial statement purposes. When a loan is returned to accrual status, any accumulated interest payments previously applied to the carrying value of the loan during its nonaccrual period are recognized as interest income as an adjustment to the loan’s yield over its remaining term.

Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and the Company expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement. Non-TDR loans may also be returned to accrual status when a loan’s payment status falls below 90 days past due and the Company: (1) expects receipt of the remaining past due amounts within a reasonable timeframe, and (2) expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Nonaccrual Loans (continued)

Acquired Loans

Loans that we acquire through acquisitions are recorded at fair value with no carryover of the related allowance for credit losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable yield. The nonaccretable yield represents estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows require us to evaluate the need for an allowance for credit losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable yield which we then reclassify as accretable yield that is recognized into interest income over the remaining life of the loan using the interest method. Our evaluation of the amount of future cash flows that we expect to collect is performed in a similar manner as that used to determine our allowance for credit losses. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable yield portion of the fair value adjustment.

Acquired loans that met the criteria for nonaccrual of interest prior to the acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if we can reasonably estimate the timing and amount of the expected cash flows on such loans and if we expect to fully collect the new carrying value of the loans. As such, we may no longer consider the loan to be nonaccrual or nonperforming and may accrue interest on these loans, including the impact of any accretable yield.

Classification of Assets

In compliance with the regulatory guidelines, the Company’s loan review system includes an evaluation process through which certain loans exhibiting adverse credit quality characteristics are classified “Special Mention”, “Substandard”, “Doubtful” or “Loss”.

An asset is classified as “Substandard” if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “Doubtful” have all of the weaknesses inherent in those classified as “Substandard”, with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets, or portions thereof, classified as “Loss” are considered uncollectible or of so little value that their continuance as assets is not warranted.

Management evaluates loans classified as substandard or doubtful for impairment in accordance with applicable accounting requirements. As discussed in greater detail below, a valuation allowance is established through the provision for loan losses for any impairment identified through such evaluations.

To the extent that impairment identified on a loan is classified as “Loss”, that portion of the loan is charged off against the allowance for loan losses. The classification of loan impairment as “Loss” is based upon a confirmed expectation for loss. For loans primarily secured by real estate, the expectation for loss is generally confirmed when: (a) impairment is identified on a loan individually evaluated in the manner described below, and (b) the loan is presumed to be collateral-dependent such that the source of loan repayment is expected to arise solely from sale of the collateral securing the applicable loan. Impairment identified on non-collateral-dependent loans may or may not be eligible for a “Loss” classification depending upon the other salient facts and circumstances that effect the manner and likelihood of loan repayment. However, loan impairment that is classified as “Loss” is charged off against the allowance for loan losses concurrent with that classification.

The timeframe between when loan impairment is first identified by the Company and when such impairment may ultimately be charged off varies by loan type. For example, unsecured consumer and commercial loans are generally classified as “Loss” at 120 days past due, resulting in their outstanding balances being charged off at that time. For the Company’s secured loans, the condition of collateral dependency generally serves as the basis upon which a “Loss” classification is ascribed to a loan’s impairment thereby confirming an expected loss and triggering charge off of that impairment. While the facts and circumstances that effect the manner and likelihood of repayment vary from loan to loan, the Company generally considers the referral of a loan to foreclosure, coupled with the absence of other viable

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Classification of Assets (continued)

sources of loan repayment, to be demonstrable evidence of collateral dependency. Depending upon the nature of the collections process applicable to a particular loan, an early determination of collateral dependency could result in a nearly concurrent charge off of a newly identified impairment. By contrast, a presumption of collateral dependency may only be determined after the completion of lengthy loan collection and/or workout efforts, including bankruptcy proceedings, which may extend several months or more after a loan’s impairment is first identified.

In a limited number of cases, the entire net carrying value of a loan may be determined to be impaired based upon a collateral-dependent impairment analysis. However, the borrower’s adherence to contractual repayment terms precludes the recognition of a “Loss” classification and charge off. In these limited cases, a valuation allowance equal to 100% of the impaired loan’s carrying value may be maintained against the net carrying value of the asset.

Assets which do not currently expose the Company to a sufficient degree of risk to warrant an adverse classification but have some credit deficiencies or other potential weaknesses are designated as “Special Mention” by management. Adversely classified assets, together with those rated as “Special Mention”, are generally referred to as “Classified Assets”. Non-classified assets are internally rated within one of four “Pass” categories or as “Watch” with the latter denoting a potential deficiency or concern that warrants increased oversight or tracking by management until remediated.

Management performs a classification of assets review, including the regulatory classification of assets, generally on a monthly basis. The results of the classification of assets review are validated by the Company’s third party loan review firm during their quarterly independent review. In the event of a difference in rating or classification between those assigned by the internal and external resources, the Company will generally utilize the more critical or conservative rating or classification. Final loan ratings and regulatory classifications are presented monthly to the Board of Directors and are reviewed by regulators during the examination process.

Allowance for Loan Losses

The allowance for loan losses is a valuation account that reflects the Company’s estimation of the losses in its loan portfolio to the extent they are both probable and reasonable to estimate. The balance of the allowance is generally maintained through provisions for loan losses that are charged to income in the period that estimated losses on loans are identified by the Company’s loan review system. The Company charges confirmed losses on loans against the allowance as such losses are identified. Recoveries on loans previously charged-off are added back to the allowance.

The Company’s allowance for loan loss calculation methodology utilizes a “two-tier” loss measurement process that is generally performed monthly. Based upon the results of the classification of assets and credit file review processes described earlier, the Company first identifies the loans that must be reviewed individually for impairment. Factors considered in identifying individual loans to be reviewed include, but may not be limited to, loan type, classification status, contractual payment status, performance/accrual status and impaired status.

The loans considered by the Company to be eligible for individual impairment review include its commercial mortgage loans, comprising multi-family and nonresidential real estate loans, construction loans, commercial business loans as well as its one-to-four family mortgage loans, home equity loans and home equity lines of credit.

A reviewed loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once a loan is determined to be impaired, management performs an analysis to determine the amount of impairment associated with that loan.

In measuring the impairment associated with collateral-dependent loans, the fair value of the collateral securing the loan is generally used as a measurement proxy for that of the impaired loan itself as a practical expedient. In the case of real estate collateral, such values are generally determined based upon a discounted market value obtained through an automated valuation module or prepared by a qualified, independent real estate appraiser. The value of non-real estate collateral is similarly determined based upon an independent assessment of fair market value by a qualified resource.

The Company generally obtains independent appraisals on properties securing mortgage loans when such loans are initially placed on nonperforming or impaired status with such values updated approximately every six to twelve months thereafter throughout the collections, bankruptcy and/or foreclosure processes. Appraised values are typically updated at the point of foreclosure, where applicable, and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued)

As supported by accounting and regulatory guidance, the Company reduces the fair value of the collateral by estimated selling costs, such as real estate brokerage commissions, to measure impairment when such costs are expected to reduce the cash flows available to repay the loan.

The Company establishes valuation allowances in the fiscal period during which the loan impairments are identified. The results of management’s individual loan impairment evaluations are validated by the Company’s third party loan review firm during their quarterly independent review. Such valuation allowances are adjusted in subsequent fiscal periods, where appropriate, to reflect any changes in carrying value or fair value identified during subsequent impairment evaluations which are generally updated monthly by management.

The second tier of the loss measurement process involves estimating the probable and estimable losses which addresses loans not otherwise reviewed individually for impairment as well as those individually reviewed loans that are determined to be non-impaired. Such loans include groups of smaller-balance homogeneous loans that may generally be excluded from individual impairment analysis, and therefore collectively evaluated for impairment, as well as the non-impaired loans within categories that are otherwise eligible for individual impairment review.

Valuation allowances established through the second tier of the loss measurement process utilize historical and environmental loss factors to collectively estimate the level of probable losses within defined segments of the Company’s loan portfolio. These segments aggregate homogeneous subsets of loans with similar risk characteristics based upon loan type. For allowance for loan loss calculation and reporting purposes, the Company currently stratifies its loan portfolio into seven primary segments: residential mortgage loans, commercial mortgage loans, construction loans, commercial business loans, home equity loans, home equity lines of credit and other consumer loans.

The risks presented by residential mortgage loans are primarily related to adverse changes in the borrower’s financial condition that threaten repayment of the loan in accordance with its contractual terms. Such risk to repayment can arise from job loss, divorce, illness and the personal bankruptcy of the borrower. For collateral dependent residential mortgage loans, additional risk of loss is presented by potential declines in the fair value of the collateral securing the loan.

Home equity loans and home equity lines of credit generally share the same risks as those applicable to residential mortgage loans. However, to the extent that such loans represent junior liens, they are comparatively more susceptible to such risks given their subordinate position behind senior liens.

In addition to sharing similar risks as those presented by residential mortgage loans, risks relating to commercial mortgage also arise from comparatively larger loan balances to single borrowers or groups of related borrowers. Moreover, the repayment of such loans is typically dependent on the successful operation of an underlying real estate project and may be further threatened by adverse changes to demand and supply of commercial real estate as well as changes generally impacting overall business or economic conditions.

The risks presented by construction loans are generally considered to be greater than those attributable to residential and commercial mortgage loans. Risks from construction lending arise, in part, from the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost, including interest, of the project. The nature of these loans is such that they are comparatively more difficult to evaluate and monitor than permanent mortgage loans.

Commercial business loans are also considered to present a comparatively greater risk of loss due to the concentration of principal in a limited number of loans and/or borrowers and the effects of general economic conditions on the business. Commercial business loans may be secured by varying forms of collateral including, but not limited to, business equipment, receivables, inventory and other business assets which may not provide an adequate source of repayment of the outstanding loan balance in the event of borrower default. Moreover, the repayment of commercial business loans is primarily dependent on the successful operation of the underlying business which may be threatened by adverse changes to the demand for the business’ products and/or services as well as the overall efficiency and effectiveness of the business’ operations and infrastructure.

Finally, our unsecured consumer loans generally have shorter terms and higher interest rates than other forms of lending but generally involve more credit risk due to the lack of collateral to secure the loan in the event of borrower default. Consumer loan repayment is dependent on the borrower’s continuing financial stability, and therefore is more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. By contrast, our consumer loans also include account loans that are fully secured by the borrower’s deposit accounts and generally present nominal risk to the Bank.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued)

Each primary segment is further stratified to distinguish between loans originated and purchased through third parties from loans acquired through business combinations. Commercial business loans include secured and unsecured loans as well as loans originated through SBA programs. Additional criteria may be used to further group loans with common risk characteristics. For example, such criteria may distinguish between loans secured by different collateral types or separately identify loans supported by government guarantees such as those issued by the SBA.

In regard to historical loss factors, the Company’s allowance for loan loss calculation calls for an analysis of historical charge-offs and recoveries for each of the defined segments within the loan portfolio. The Company utilizes a two-year moving average of annual net charge-off rates (charge-offs net of recoveries) by loan segment, where available, to calculate its actual, historical loss experience. The outstanding principal balance of the non-impaired portion of each loan segment is multiplied by the applicable historical loss factor to estimate the level of probable losses based upon the Company’s historical loss experience.

As noted, the second tier of the Company’s allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values. During fiscal 2014, the environmental factors utilized by the Company in its allowance for loan loss calculation were expanded to include changes in the nature, volume and terms of loans, changes in the quality of loan review systems and resources and the effects of regulatory, legal and other external factors.

For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk), with higher values potentially ascribed to exceptional levels of risk that exceed the standard range, as appropriate. The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each loan category.

The Company incorporates its credit-rating classification system into the calculation of environmental loss factors by loan type by including risk-rating classification “weights” in its calculation of those factors. The Company’s risk-rating classification system ascribes a numerical rating of “1” through “9” to each loan within the portfolio. The ratings “5” through “9” represent the numerical equivalents of the traditional loan classifications “Watch”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”, respectively, while lower ratings, “1” through “4”, represent risk-ratings within the least risky “Pass” category. The environmental loss factor applicable to each non-impaired loan within a category, as described above, is “weighted” by a multiplier based upon the loan’s risk-rating classification. Within any single loan category, a “higher” environmental loss factor is ascribed to those loans with comparatively higher risk-rating classifications resulting in a proportionately greater ALLL requirement attributable to such loans compared to the comparatively lower risk-rated loans within that category.

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, the Company first broadly considers the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time. For this purpose, losses are considered to include both charge offs as well as loan impairments for which valuation allowances have been recognized through provisions to the allowance for loan losses, but have not yet been charged off. To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category. Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, the Company then considers the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category. A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, the Company also considers the degree to which those levels have changed from period to period. A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued)

As noted above, the Company considers these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category. As with all environmental loss factors, the risk value assigned ultimately reflects the Company’s best judgment as to the level of expected losses on loans collectively evaluated for impairment.

The sum of the probable and estimable loan losses calculated through the first and second tiers of the loss measurement processes as described above, represents the total targeted balance for the Company’s allowance for loan losses at the end of a fiscal period. As noted earlier, the Company establishes all additional valuation allowances in the fiscal period during which additional individually identified loan impairments and additional estimated losses on loans collectively evaluated for impairment are identified. The Company adjusts its balance of valuation allowances through the provision for loan losses as required to ensure that the balance of the allowance for loan losses reflects all probable and estimable loans losses at the close of the fiscal period. Notwithstanding calculation methodology and the noted distinction between valuation allowances established on loans collectively versus individually evaluated for impairment, the Company’s entire allowance for loan losses is available to cover all charge-offs that arise from the loan portfolio.

Although the Company’s allowance for loans losses is established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

Troubled Debt Restructurings

A modification to the terms of a loan is generally considered a TDR if the Company grants a concession to the borrower, that it would not otherwise consider for economic or legal reasons, related to the debtor’s financial difficulties. In granting the concession, the Company’s general objective is to make the best of a difficult situation by obtaining more cash or other value from the borrower or otherwise increase the probability of repayment.

A TDR may include, but is not necessarily limited to, the modification of loan terms such as a temporary or permanent reduction of the loan’s stated interest rate, extension of the maturity date and/or reduction or deferral of amounts owed under the terms of the loan agreement. In measuring the impairment associated with restructured loans that qualify as TDRs, the Company compares the cash flows under the loan’s existing terms with those that are expected to be received in accordance with its modified terms. The difference between the comparative cash flows is discounted at the loan’s effective interest rate prior to modification to measure the associated impairment. The impairment is charged off directly against the allowance for loan loss at the time of restructuring resulting in a reduction in carrying value of the modified loan that is accreted into interest income as a yield adjustment over the remaining term of the modified cash flows.

All restructured loans that qualify as TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of the borrower’s adherence to a TDR’s modified repayment terms during which time TDRs continue to be adversely classified and reported as impaired. TDRs may be returned to accrual status if (1) the borrower has paid timely P&I payments in accordance with the terms of the restructured loan agreement for no less than six consecutive months after restructuring, and (2) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the restructured loan agreement at which time the loan may also be returned to a non-adverse classification while retaining its impaired status.

Premises and Equipment

Land is carried at cost. Buildings and improvements, furnishings and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the following estimated useful lives:

Years
Building and improvements	10 - 50
Furnishings and equipment	3 - 20
Leasehold improvements	Shorter of useful lives or lease term

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Premises and Equipment (continued)

Construction in progress primarily represents facilities under construction for future use in our business and includes all costs to acquire land and construct buildings, as well as capitalized interest during the construction period. Interest is capitalized at the Company’s average cost of interest-bearing liabilities.

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Federal Home Loan Bank Stock

Federal law requires a member institution of the FHLB system to hold restricted stock of its district FHLB according to a predetermined formula. The restricted stock is carried at cost, less any applicable impairment.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets principally represent the excess cost over the fair value of the net assets of the institutions acquired in purchase transactions. Goodwill is evaluated annually by reporting unit and an impairment loss recorded if indicated. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional impairment evaluation must be performed. That additional evaluation compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. No impairment charges were required to be recorded in the years ended June 30, 2014, 2013 or 2012. If an impairment loss is determined to exist in the future, such loss will be reflected as an expense in the consolidated statements of income in the period in which the impairment loss is determined. The balance of other intangible assets at June 30, 2014 totaled $790,000 representing the remaining unamortized balance of the core deposit intangibles ascribed to the value of deposits acquired by the Bank through the acquisition of Central Jersey Bancorp in November 2010 and Atlas Bank in June 2014.

Bank Owned Life Insurance

Bank owned life insurance is accounted for using the cash surrender value method and is recorded at its net realizable value. The change in the net asset value is recorded as a component of non-interest income. A deferred liability has been recorded for the estimated cost of postretirement life insurance benefits accruing to applicable employees and directors covered by an endorsement split-dollar life insurance arrangement. The Company recorded additional (gain) expense of approximately $(9,000), $14,000 and $25,000 for the years ended June 30, 2014, 2013 and 2012, respectively, attributable to this deferred liability.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

The Company and its subsidiaries file consolidated federal income tax returns. Federal income taxes are allocated to each entity based on their respective contributions to the taxable income of the consolidated income tax returns. Separate state income tax returns are filed for the Company and each of its subsidiaries on an unconsolidated basis.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Federal and state income taxes have been provided on the basis of the Company’s income or loss as reported in accordance with GAAP. The amounts reflected on the Company’s state and federal income tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial statement reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for the full amount which is not more likely than not to be realized.

The Company identified no significant income tax uncertainties through the evaluation of its income tax positions as of June 30, 2014 and June 30, 2013. Therefore, the Company has no unrecognized income tax benefits as of those dates. Our policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statements of income. The Company recognized no interest and penalties during the years ended June 30, 2014, 2013 and 2012. The tax years subject to examination by the taxing authorities are the years ended June 30, 2013, 2012 and 2011.

Other Comprehensive Income

The Company records unrealized gains and losses, net of deferred income taxes, on available for sale mortgage-backed and non-mortgage-backed securities in accumulated other comprehensive income. Unrealized losses on available for sale securities recorded through OCI are generally considered “temporary” security impairments. Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities.

The Company also records changes in the fair value of interest rate derivatives used in its cash flow hedging activities, net of deferred income tax, in accumulated other comprehensive income.

OCI also includes benefit plan amounts recognized in accordance with applicable accounting standards. This adjustment to OCI reflects, net of deferred income tax, transition obligations, prior service costs and unrealized net losses that had not been recognized in the consolidated financial statements prior to the implementation of those standards.

Derivatives and Hedging

The Company utilizes derivative instruments in the form of interest rate swaps and caps to hedge its exposure to interest rate risk in conjunction with its overall asset/liability management process. In accordance with accounting requirements, the Company formally designates all of its hedging relationships as either fair value hedges, intended to offset the changes in the value of certain financial instruments due to movements in interest rates, or cash flow hedges, intended to offset changes in the cash flows of certain financial instruments due to movement in interest rates, and documents the strategy for undertaking the hedge transactions and its method of assessing ongoing effectiveness. The Company does not use derivative instruments for speculative purposes.

All derivatives are recognized as either assets or liabilities in the Consolidated Financial Statements at their fair values. For a derivative designated as a cash flow hedge, the ineffective portion of changes in fair value (i.e. gain or loss) is reported in current period earnings. The effective portion of the change in fair value is initially recorded as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the hedged transaction effects earnings. For a derivative designated as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

Derivative instruments qualify for hedge accounting treatment only if they are designated as such on the date on which the derivative contracted is entered and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as undesignated derivatives and would be recorded at fair value with changes in fair value recorded in income.

Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Derivatives and Hedging (continued)

or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge.

The Company formally assesses, both at the hedges’ inception, and on an on-going basis, whether derivatives used in hedging transactions have been highly effective in offsetting changes in cash flows of hedged items and whether those derivatives are expected to remain highly effective in subsequent periods. The Company discontinues hedge accounting when (a) it determines that a derivative is no longer effective in offsetting changes in cash flows of a hedged item; (b) the derivative expires or is sold, terminated or exercised; (c) probability exists that the forecasted transaction will no longer occur; or (d) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all cases in which hedge accounting is discontinued and a derivative remains outstanding, the Company will carry the derivative at fair value in the Consolidated Financial Statements, recognizing changes in fair value in current period income in the consolidated statement of income.

In accordance with the applicable accounting guidance, the Company takes into account the impact of collateral and master netting agreements that allow it to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related collateral when recognizing derivative assets and liabilities. As a result, the Company’s Statements of Financial Condition could reflect derivative contracts with negative fair values included in derivative assets, and contracts with positive fair values included in derivative liabilities.

The Company’s interest rate derivatives are comprised entirely of interest rate swaps and caps hedging floating-rate and forecasted issuances of fixed-rate liabilities and accounted for as cash flow hedges. The carrying value of interest rate derivatives is included in the balance of other assets or other liabilities and comprises the remaining unamortized cost of interest rate caps and the cumulative changes in the fair value of interest rate derivatives. Such changes in fair value are offset against accumulated other comprehensive income, net of deferred income tax.

In general, the cash flows received and/or exchanged with counterparties for those derivatives qualifying as interest rate hedges, and the amortization of the original cost of qualifying caps, are generally classified in the financial statements in the same category as the cash flows of the items being hedged.

Interest differentials paid or received under the swap and cap agreements are reflected as adjustments to interest expense. The notional amounts of the interest rate swaps are not exchanged and do not represent exposure to credit loss. In the event of default by a counter party, the risk in these transactions is the cost of replacing the agreements at current market rates.

Net Income per Common Share (“EPS”)

Basic EPS is based on the weighted average number of common shares actually outstanding adjusted for the Employee Stock Ownership Plan (“the ESOP”) shares not yet committed to be released. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

Stock Compensation Plans

Upon approval of the Kearny Financial Corp. 2005 Stock Compensation and Incentive Plan on October 24, 2005, the Company adopted applicable accounting standards requiring the expensing of the fair value of all options granted over their vesting periods and the fair value of all share-based compensation granted over the requisite service periods.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as incurred.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the consolidated statement of condition date of June 30, 2014, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued and resulted in the identification and disclosure of the subsequent event discussed below.

On September 4, 2014, the Boards of Directors of Kearny MHC (the majority stockholder of the Company), the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan”). Pursuant to the Plan, Kearny MHC will convert from the mutual holding company form of organization to the fully public form. Kearny MHC will be merged into the Company, and Kearny MHC will no longer exist. The Company will then merge into a new Maryland corporation also named Kearny Financial Corp.

As part of the conversion, Kearny MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represent the remaining ownership interest in the Company, will be exchanged for new shares of common stock of the new Maryland corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of common stock of the new Maryland corporation that they owned immediately prior to the completion of the conversion and public offering (excluding shares purchased in the stock offering and cash received in lieu of fractional shares).

When the conversion and public offering are completed, all of the capital stock of the Company will be owned by the new Maryland corporation. The Plan provides for the establishment, upon the completion of the conversion, of special “liquidation accounts” for the benefit of certain depositors of the Company in an amount equal to the greater of Kearny MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus plus the value of the net assets of Kearny MHC as of the date of the latest statement of financial condition of Kearny MHC prior to the consummation of the conversion (excluding its ownership of the Company).

Following the completion of the conversion, under the rules of the FRB, the Bank will not be permitted to pay dividends on its capital stock to the Company, its sole shareholder, if the Company’s shareholder’s equity would be reduced below the amount of the liquidation accounts. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts. Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. No costs have been incurred as of June 30, 2014 related to the conversion.

Merger-related Expenses

Merger-related expenses are recorded in the consolidated statements of income and include $391,000 of direct costs relating to the Bank’s acquisition of Atlas Bank on June 30, 2014. Acquisition-related transaction and restructuring costs incurred by the Company are charged to expense as incurred.

Note 2—Acquisition of Atlas Bank

On June 30, 2014, the Company completed its acquisition of Atlas Bank (“Atlas”), a federally chartered mutual savings bank headquartered in Brooklyn, New York. The transaction qualified as a tax-free reorganization for federal income tax purposes. Based upon an independent appraised valuation of Atlas, the Company issued 1,044,087 shares of its common stock with an aggregate value of $15.5 million to Kearny MHC as consideration for the acquisition of Atlas.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2—Acquisition of Atlas Bank (continued)

The Company accounted for the transaction using applicable accounting guidance regarding business combinations resulting in the recognition of pre-tax merger-related expenses totaling $391,000 during the year ended June 30, 2014. Additionally, the Company recorded the assets acquired and liabilities assumed through the merger at fair value as summarized in the following table (in thousands).

Consideration Paid:
Shares of capital stock issued to mutual holding company	$15,500

Total consideration paid	$15,500

Recognized amounts of identifiable assets acquired and liabilities assumed, at fair value:
Cash and cash equivalents	$9,133
Debt securities	2,998
Net loans receivable	78,725
Mortgage-backed securities	23,896
Premises and equipment	2,196
Federal Home Loan Bank stock	1,037
Interest receivable	374
Deferred income tax assets, net	511
Core deposit intangible	398
Other assets	1,671

Fair value of assets acquired	120,939

Deposits	86,099
Federal Home Loan Bank advances	18,693
Other liabilities	421

Fair value of liabilities assumed	105,213

Total identifiable net assets	15,726
Gain on bargain purchase	(226)

Total	$15,500

The fair value amounts included in the table above, including those relating to income taxes, are preliminary estimates and are subject to adjustment but are not expected to be materially different than those shown.

The Company estimated the fair value of non-impaired loans acquired from Atlas by utilizing a methodology wherein loans with comparable characteristics were aggregated by type of collateral, remaining maturity, and repricing terms. Cash flows for each pool were projected using an estimate of future credit losses and rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. The portion of the fair valuation attributable to expected future credit losses on non-impaired loans totaled approximately $1.2 million or 1.50% of their outstanding balances.

Included in the loans acquired from Atlas were four impaired residential mortgage loans whose aggregate carrying values at the time of acquisition totaled $742,000. To estimate the fair value of these impaired loans, the Company analyzed the value of the underlying collateral of the loans, assuming the fair values of the loans are derived from the eventual sale of the collateral. The value of the collateral was generally based on recently completed appraisals. The Company discounted these values using market derived rates of return, with consideration given to the period of time and cost associated with the foreclosure and disposition of the collateral. Based on this analysis, the Company recognized no expectation for future credit losses in its valuation of the four impaired loans acquired from Atlas.

At June 30, 2014, the remaining outstanding principal balance and carrying amount of the loans acquired from Atlas totaled approximately $79,088,000 and $78,725,000, respectively.

The fair values of investment securities, including mortgage-backed and non-mortgage-backed securities, were primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2—Acquisition of Atlas Bank (continued)

The fair value of savings and transaction deposit accounts acquired from Atlas was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair valuation of these deposits included a core deposit analysis which considered several factors in estimating the value of the intangible associated with such accounts. Such factors included an assumption for an initial run off rate of five percent coupled with an annual attrition rate thereafter based upon the weighted average age of the products by deposit category. Other factors considered included assumptions for the ongoing non-interest income and non-interest expenses relating to the applicable accounts which were based upon historical information. Based upon these factors, the Company projected cash flows which were present valued using applicable market interest rates for discounting. These cash flows were then compared to those applicable to alternative funding sources assumed to be brokered certificates of deposit. Based upon this analysis, a core deposit intangible totaling approximately $398,000 or 0.82% of applicable core deposit balances at acquisition was ascribed to the value of non-maturity deposits.

Certificates of deposit accounts were valued utilizing a discounted cash flow analysis based upon the underlying accounts’ contractual maturities and interest rates. The present value of the projected cash flows was then determined using discount rates based upon certificate of deposit interest rates available in the marketplace for accounts with similar terms.

The acquired borrowings were valued utilizing a discounted cash flow analysis based upon the underlying contractual maturities, interest rates and, where applicable, repricing and amortization terms applicable to each borrowing. The present value of the projected cash flow for each borrowing was then determined using discount rates based upon interest rates available in the marketplace for borrowings with similar terms.

Direct costs related to the merger were expensed as incurred. During the year ended June 30, 2014, the Company incurred $391,000 in merger-related expenses attributable to the acquisition of Atlas. Such costs included legal expenses of $198,000, investment banking fees totaling $175,000 and other professional service fees totaling $18,000.

The following table presents unaudited pro forma information as if the acquisition of Atlas had occurred on July 1, 2012. This pro forma information does not adjust for the effects of purchase accounting or the recognition of merger-related expenses due to their immateriality. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company merged with Atlas at the beginning of fiscal 2013. In particular, expected cost savings and acquisition integration costs are not fully reflected in the unaudited pro forma amounts.

	Pro Forma Year Ended
	June 30, 2014	June 30, 2013
	(In Thousands, Except Per Share Data)	(In Thousands, Except Per Share Data)
Net interest income	$77,077	$68,867
Non-interest income	8,255	16,340
Non-interest expense	68,508	73,361
Net income	9,535	5,567
Net income per common shares (EPS)
Basic and diluted	0.14	0.08

Note 3—Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update 2011-05 which amends FASB ASC Topic 220, Comprehensive Income, to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The ASU prohibits the presentation of the components of comprehensive income in the statement of stockholder’s equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all three presentations were acceptable. Regardless of the presentation selected, the Reporting Entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. ASU 2011-05 was effective for the Company as of June 30, 2013. The impact of adoption of ASU 2011-05 as of June 30, 2013 and all prior periods presented was a separate, but consecutive, statements of income and other comprehensive income.

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-10, Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3—Recent Accounting Pronouncements (continued)

Benchmark Interest Rate for Hedge Accounting Purposes. The ASU allows the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes. In the past, only rates on U.S. Treasury obligations and LIBOR were permitted. The ASU was issued as a result of changes in the marketplace that have occurred since the issuance of Statement 133, and more particularly, as a result of the 2008 financial crisis. ASU 2013-10 is applicable to all entities that elect to apply hedge accounting of the benchmark interest rate under Topic 815, Derivatives and Hedging. The ASU was effective July 17, 2013, but only for qualifying new or redesignated hedging relationships entered into on or after that date. In other words, retrospective adoption is not available because it would be inconsistent with the requirement to prepare appropriate documentation at the inception of a hedge. The new pronouncement did not have an impact on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The purpose of the ASU is to reduce diversity by clarifying when an in substance repossession or foreclosure occurs, that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. This ASU is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements.

Note 4—Stock Offering and Stock Repurchase Plans

On June 7, 2004, the Board of Directors of the Company and the Bank adopted a plan of stock issuance pursuant to which the Company subsequently sold common stock representing a minority ownership of the estimated pro forma market value of the Company to eligible depositors of the Bank. Kearny MHC (the “MHC”) retained 70% of the outstanding common stock, or 50,916,250 shares. The MHC is a federally-chartered mutual holding company organized on March 30, 2001, and was previously subject to regulation by the Office of Thrift Supervision. Concurrent with the elimination of the Office of Thrift Supervision on July 21, 2011, the Federal Reserve Board became the primary regulator of the MHC. So long as the MHC is in existence, it will continue to own at least a majority of the outstanding common stock of the Company.

On March 23, 2012, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 802,780 shares, or 5% of the Company’s outstanding stock held by persons other than Kearny MHC. Through June 30, 2013, the Company had repurchased a total of 471,100 shares in accordance with this repurchase plan at a total cost of approximately $4,654,000 and at an average cost per share of $9.88. During the fiscal year ended June 30, 2014, the Company completed the repurchases under this plan by repurchasing an additional 331,680 shares at a total cost of $3,434,000 and at an average cost per share of $10.35. In total, 802,780 shares were repurchased under this plan at a total cost of $8,088,000 and at an average cost of $10.07 per share.

On December 2, 2013, the Company announced that the Board of Directors authorized a stock repurchase plan to acquire up to 762,640 shares, or 5% of the Company’s outstanding stock held by persons other than Kearny MHC. Through June 30, 2014, the Company has repurchased a total of 62,900 shares in accordance with this repurchase plan at a total cost of approximately $700,000 and at an average cost per share of $11.13.

During the year ended June 30, 2012, Kearny MHC waived its right, upon non-objection from the Office of Thrift Supervision, to receive cash dividends of $7,187,000 declared by the Company during the year. The MHC elected to receive $450,000 of such dividends during the year ended June 30, 2012. The Company did not pay cash dividends during fiscal 2014 or 2013.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5—Securities Available for Sale

Amortized cost, gross unrealized gains and losses and fair value of debt securities and mortgage-backed securities at June 30, 2014 and 2013 and stratification by contractual maturity of debt securities at June 30, 2014 are presented below:

	June 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
	(In Thousands)
Securities available for sale:
Debt securities:
U.S. agency securities	$4,159	$48	$2	$4,205
Obligations of state and political subdivisions	27,537	9	773	26,773
Asset-backed securities	87,480	663	827	87,316
Collateralized loan obligations	120,089	—	517	119,572
Corporate bonds	163,076	617	1,459	162,234
Trust preferred securities	8,887	32	1,121	7,798

Total debt securities	411,228	1,369	4,699	407,898

Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	33,505	—	485	33,020
Federal National Mortgage Association	51,277	12	1,249	50,040
Non-agency securities	210	—	—	210

Total collateralized mortgage obligations	84,992	12	1,734	83,270

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	3,055	221	—	3,276
Federal Home Loan Mortgage Corporation	196,882	3,937	1,929	198,890
Federal National Mortgage Association	147,873	4,750	836	151,787

Total residential pass-through securities	347,810	8,908	2,765	353,953

Total mortgage-backed securities	432,802	8,920	4,499	437,223

Total securities available for sale	$844,030	$10,289	$9,198	$845,121

	June 30, 2014
	Amortized Cost	Fair Value
	(In Thousands)
Debt securities available for sale:
Due in one year or less	$—	$—
Due after one year through five years	20,059	20,221
Due after five years through ten years	172,269	171,118
Due after ten years	218,900	216,559

	$411,228	$407,898

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5—Securities Available for Sale (continued)

	June 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
	(In Thousands)
Securities available for sale:
Debt securities:
U.S. agency securities	$4,955	$60	$—	$5,015
Obligations of state and political subdivisions	27,560	—	2,253	25,307
Asset-backed securities	25,417	1	620	24,798
Collateralized loan obligations	78,366	190	70	78,486
Corporate bonds	160,107	34	949	159,192
Trust preferred securities	8,878	—	1,554	7,324

Total debt securities	305,283	285	5,446	300,122

Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	9,825	—	470	9,355
Federal National Mortgage Association	56,158	24	3,055	53,127

Total collateralized mortgage obligations	65,983	24	3,525	62,482

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	5,889	444	—	6,333
Federal Home Loan Mortgage Corporation	290,133	4,827	4,600	290,360
Federal National Mortgage Association	326,356	9,050	3,945	331,461

Total residential pass-through securities	622,378	14,321	8,545	628,154

Commercial pass-through securities:
Federal Home Loan Mortgage Corporation	116	2	—	118
Federal National Mortgage Association	94,389	3	4,494	89,898

Total commercial pass-through securities	94,505	5	4,494	90,016

Total mortgage-backed securities	782,866	14,350	16,564	780,652

Total securities available for sale	$1,088,149	$14,635	$22,010	$1,080,774

During the years ended June 30, 2014, 2013 and 2012, proceeds from sales of securities available for sale totaled $170.9 million, $442.8 million and $51.3 million and resulted in gross gains of $3.6 million, $10.6 million and $53,000 and gross losses of $2.1 million, $135,000 and $-0-, respectively.

At June 30, 2014 and 2013, securities available for sale with carrying value of approximately $76.1 million and $99.4 million, respectively, were utilized as collateral for borrowings through the FHLB of New York. As of those same dates, securities available for sale with total carrying values of approximately $1.8 million and $4.4 million, respectively, were pledged to secure public funds on deposit.

At June 30, 2014, the Company’s available for sale mortgage-backed securities were secured by residential mortgage loans with original contractual maturities of ten to thirty years. At June 30, 2013, such securities had similar contractual maturities but were secured by both residential and commercial mortgage loans. The effective lives of mortgage-backed securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-through securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6—Securities Held to Maturity

Amortized cost, gross unrealized gains and losses and fair value of debt securities and mortgage-backed securities at June 30, 2014 and 2013 and stratification by contractual maturity of debt securities at June 30, 2014 are presented below:

	June 30, 2014
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Securities held to maturity:
Debt securities:
U.S. agency securities	$144,349	$6	$1,408	$142,947
Obligations of state and political subdivisions	72,065	15	1,555	70,525

Total debt securities	216,414	21	2,963	213,472

Mortgage-backed securities:
Collateralized mortgage obligations:
Federal Home Loan Mortgage Corporation	20	2	—	22
Federal National Mortgage Association	264	30	—	294
Non-agency securities	54	—	1	53

Total collateralized mortgage obligations	338	32	1	369

Mortgage pass-through securities:
Residential pass-through securities:
Government National Mortgage Association	9	—	—	9
Federal Home Loan Mortgage Corporation	283	4	—	287
Federal National Mortgage Association	114,276	140	83	114,333

Total residential pass-through securities	114,568	144	83	114,629

Commercial pass-through securities:
Federal National Mortgage Association	180,752	73	2,042	178,783

Total commercial pass-through securities	180,752	73	2,042	178,783

Total mortgage-backed securities	295,658	249	2,126	293,781

Total securities held to maturity	$512,072	$270	$5,089	$507,253

	June 30, 2014
	Amortized Cost	Fair Value
	(In Thousands)
Debt securities held to maturity:
Due in one year or less	$5,809	$5,825
Due after one year through five years	146,079	144,664
Due after five years through ten years	37,107	36,442
Due after ten years	27,419	26,541

	$216,414	$213,472

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6—Securities Held to Maturity (continued)

	June 30, 2013
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

Securities held to maturity:

Debt securities:

U.S. agency securities	$144,747	$14	$3,622	$141,139
Obligations of state and political subdivisions	65,268	4	4,083	61,189

Total debt securities	210,015	18	7,705	202,328

Mortgage-backed securities:

Collateralized mortgage obligations:

Federal Home Loan Mortgage Corporation	22	3	—	25
Federal National Mortgage Association	350	32	—	382
Non-agency securities	105	3	2	106

Total collateralized mortgage obligations	477	38	2	513

Mortgage pass-through securities:

Residential pass-through securities:
Federal Home Loan Mortgage Corporation	98	4	—	102
Federal National Mortgage Association	231	9	—	240

Total residential pass-through securities	329	13	—	342

Commercial pass-through securities:
Federal National Mortgage Association	100,308	—	4,716	95,592

Total commercial pass-through securities	100,308	—	4,716	95,592

Total mortgage-backed securities	101,114	51	4,718	96,447

Total securities held to maturity	$311,129	$69	$12,423	$298,775

During the years ended June 30, 2014, 2013 and 2012, proceeds from sales of securities held to maturity totaled $28,000, $18,000 and $32,000, respectively, resulting in gross losses of $6,000, $6,000 and $6,000, respectively. The proceeds and losses for each year were fully attributable to the sale of the Company’s non-investment grade, non-agency collateralized mortgage obligations. These securities were originally acquired as investment grade securities upon the in-kind redemption of the Bank’s interest in the AMF Fund during the first quarter of fiscal 2009. The ratings of these securities subsequently declined below investment grade with most ultimately being identified as other-than-temporarily impaired resulting in their eligibility for sale from the held-to-maturity portfolio.

At June 30, 2014 and 2013, securities held to maturity with carrying value of approximately $128.1 million and $123.3 million were utilized as collateral for borrowings from the FHLB of New York. As of those same dates, securities held to maturity with total carrying values of approximately $4.5 million and $-0- million, respectively, were pledged to secure public funds on deposit.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6—Securities Held to Maturity (continued)

At June 30, 2014 and 2013, the Company’s held to maturity mortgage-backed securities were secured by both residential and commercial mortgage loans with original contractual maturities of ten to thirty years. The effective lives of mortgage-backed securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-through securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers. By comparison, collateralized mortgage obligations generally represent individual tranches within a larger investment vehicle that is designed to distribute cash flows received on securitized mortgage loans to investors in a manner determined by the overall terms and structure of the investment vehicle and those applying to the individual tranches within that structure.

Note 7—Impairment of Securities

The following two tables summarize the fair values and gross unrealized losses within the available for sale and held to maturity portfolios. The gross unrealized losses, presented by security type, represent temporary impairments of value within each portfolio as of the dates presented. Temporary impairments within the available for sale portfolio have been recognized through other comprehensive income as reductions in stockholders’ equity on a tax-effected basis.

The tables are followed by a discussion that summarizes the Company’s rationale for recognizing certain impairments as “temporary” versus those identified as “other-than-temporary”. Such rationale is presented by investment type and generally applies consistently to both the “available for sale” and “held to maturity” portfolios, except where specifically noted.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities available for sale:
June 30, 2014:
U.S. agency securities	$826	$1	$84	$1	$910	$2
Obligations of state and political subdivisions	946	3	23,140	770	24,086	773
Asset-backed securities	28,404	630	25,169	197	53,573	827
Collateralized loan obligations	84,705	270	24,829	247	109,534	517
Corporate bonds	19,790	210	53,811	1,249	73,601	1,459
Trust preferred securities	—	—	6,766	1,121	6,766	1,121
Collateralized mortgage obligations	21,806	219	50,028	1,515	71,834	1,734
Residential pass-through securities	—	—	123,666	2,765	123,666	2,765

Total	$156,477	$1,333	$307,493	$7,865	$463,970	$9,198

June 30, 2013:
Obligations of state and political subdivisions	$25,307	$2,253	$—	$—	$25,307	$2,253
Asset-backed securities	19,675	620	—	—	19,675	620
Collateralized loan obligations	27,930	70	—	—	27,930	70
Corporate bonds	149,190	949	—	—	149,190	949
Trust preferred securities	—	—	6,324	1,554	6,324	1,554
Collateralized mortgage obligations	60,740	3,525	—	—	60,740	3,525
Residential pass-through securities	244,429	8,545	—	—	244,429	8,545
Commercial pass-through securities	89,695	4,494	—	—	89,695	4,494

Total	$616,966	$20,456	$6,324	$1,554	$623,290	$22,010

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

The number of available for sale securities with unrealized losses at June 30, 2014 totaled 111 and included four U.S. agency securities, 63 municipal obligations, five asset-backed securities, 16 collateralized loan obligations, six corporate obligations, four trust preferred securities, six collateralized mortgage obligations and seven residential pass-through securities. The number of available for sale securities with unrealized losses at June 30, 2013 totaled 153 and included 70 municipal obligations, two asset-backed securities, five collateralized loan obligations, 13 corporate obligations, four trust preferred securities, four collateralized mortgage obligations and 55 mortgage-backed securities comprising 38 residential pass-through securities and 17 commercial pass-through securities.

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Securities held to maturity:
June 30, 2014:
U.S. agency securities	$—	$—	$141,919	$1,408	$141,919	$1,408
Obligations of state and political subdivisions	5,808	36	57,056	1,519	62,864	1,555
Collateralized mortgage obligations	30	1	—	—	30	1
Residential pass-through securities	59,993	83	—	—	59,993	83
Commercial pass-through securities	56,234	230	96,937	1,812	153,171	2,042

Total	$122,065	$350	$295,912	$4,739	$417,977	$5,089

June 30, 2013:
U.S. agency securities	$139,699	$3,622	$—	$—	$139,699	$3,622
Obligations of state and political subdivisions	59,109	4,083	—	—	59,109	4,083
Collateralized mortgage obligations	4	1	44	1	48	2
Commercial pass-through securities	90,935	4,716	—	—	90,935	4,716

Total	$289,747	$12,422	$44	$1	$289,791	$12,423

The number of held to maturity securities with unrealized losses at June 30, 2014 totaled 198 and included seven U.S. agency securities, 137 municipal obligations and 54 mortgage-backed securities comprising three collateralized mortgage obligations, 26 residential pass-through securities and 25 commercial pass-through securities. The number of held to maturity securities with unrealized losses at June 30, 2013 totaled 162 and included seven U.S. agency securities, 132 municipal obligations and 23 mortgage-backed securities comprising four collateralized mortgage obligations and 19 commercial pass-through securities.

In general, if the fair value of a debt security is less than its amortized cost basis at the time of evaluation, the security is “impaired” and the impairment is to be evaluated to determine if it is other than temporary. The Company evaluates the impaired securities in its portfolio for possible other than temporary impairment (OTTI) on at least a quarterly basis. The following represents the circumstances under which an impaired security is determined to be other than temporarily impaired:

•	When the Company intends to sell the impaired debt security;

•

When the Company more likely than not will be required to sell the impaired debt security before recovery of its amortized cost (for example, whether liquidity requirements or contractual or regulatory obligations indicate that the security will be required to be sold before a forecasted recovery occurs); or

•

When an impaired debt security does not meet either of the two conditions above, but the Company does not expect to recover the entire amortized cost of the security. According to applicable accounting guidance for debt securities, this is generally when the present value of cash flows expected to be collected is less than the amortized cost of the security.

In the first two circumstances noted above, the amount of OTTI recognized in earnings is the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. In the third circumstance, however, the OTTI is to be separated into the amount representing the credit loss from the amount related to all other factors. The credit loss component is to be recognized in earnings while the non-credit loss component is to be recognized in other comprehensive

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

income. In these cases, OTTI is generally predicated on an adverse change in cash flows (e.g. principal and/or interest payment deferrals or losses) versus those expected at the time of purchase. The absence of an adverse change in expected cash flows generally indicates that a security’s impairment is related to other “non-credit loss” factors and is thereby generally not recognized as OTTI.

The Company considers a variety of factors when determining whether a credit loss exists for an impaired security including, but not limited to:

•	The length of time and the extent (a percentage) to which the fair value has been less than the amortized cost basis;

•

Adverse conditions specifically related to the security, an industry, or a geographic area (e.g. changes in the financial condition of the issuer of the security, or in the case of an asset backed debt security, in the financial condition of the underlying loan obligors, including changes in technology or the discontinuance of a segment of the business that may affect the future earnings potential of the issuer or underlying loan obligors of the security or changes in the quality of the credit enhancement);

•	The historical and implied volatility of the fair value of the security;

•	The payment structure of the debt security;

•	Actual or expected failure of the issuer of the security to make scheduled interest or principal payments;

•	Changes to the rating of the security by external rating agencies; and

•	Recoveries or additional declines in fair value subsequent to the balance sheet date.

At June 30, 2014 and June 30, 2013, the Company held no securities on which credit-related OTTI had been recognized in earnings. The following discussion summarizes the Company’s rationale for recognizing the impairments reported in the tables above as “temporary” versus “other-than-temporary”. Such rationale is presented by investment type and generally applies consistently to both the available for sale and held to maturity portfolios, except where specifically noted.

Mortgage-backed Securities.

The carrying value of the Company’s mortgage-backed securities totaled $732.9 million at June 30, 2014 and comprised 54.0% of total investments and 20.9% of total assets as of that date. This category of securities primarily includes mortgage pass-through securities and collateralized mortgage obligations issued by U.S. government agencies and/or government-sponsored entities (“GSEs”) such as Ginnie Mae, Fannie Mae and Freddie Mac who guarantee the contractual cash flows associated with those securities. Those guarantees were strengthened during the 2008-2009 financial crisis at which time Fannie Mae and Freddie Mac were placed into receivership by the federal government. Through those actions, the U.S. government effectively reinforced the guarantees of their agencies thereby strengthening the creditworthiness of the mortgage-backed securities issued by those agencies.

With credit risk being reduced to negligible levels due primarily to the U.S. government’s support of most of these agencies, the unrealized losses on the Company’s investment in U.S. agency mortgage-backed securities are due largely to the combined effects of several market-related factors including, most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s mortgage-backed securities, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are generally characterized by fixed interest rates or adjustable rates that lag the movement in market interest rates, decline and vice-versa.

Additionally, movements in market interest rates significantly impact the average lives of mortgage-backed securities by influencing the rate of principal prepayment attributable to refinancing activity. Changes in the expected average lives of such securities significantly impact their fair values due to the extension or contraction of the cash flows that an investor expects to receive over the life of the security. Generally, lower market interest rates prompt greater refinancing activity thereby shortening the average lives of mortgage-backed securities and vice-versa. The historically low mortgage rates prevalent in the marketplace during recent years created significant refinancing incentive for qualified borrowers.

Prepayment rates are also influenced by fluctuating real estate values and the overall availability of credit in the marketplace which significantly impacts the ability of borrowers to qualify for refinancing. The residential real estate marketplace in recent years has been characterized by diminished property values and reduced availability of credit due to tightening

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Mortgage-backed Securities. (continued)

underwriting standards. As a consequence, the ability of certain borrowers to qualify for the refinancing of existing loans has been reduced while residential real estate purchase activity has been stifled. These factors have partially offset the effects of historically low interest rates on mortgage-backed security prepayment rates.

The market price of mortgage-backed securities, being the key measure of the fair value to an investor in such securities, is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of a security decreases its price.

In sum, the factors influencing the fair value of the Company’s U.S. agency mortgage-backed securities, as described above, generally result from movements in market interest rates and changing real estate and financial market conditions which affect the supply and demand for such securities. Such market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at June 30, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Moreover, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its U.S. agency and GSE mortgage-backed securities with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

In addition to those mortgage-backed securities issued by U.S. agencies and GSEs, the Company held a nominal balance of non-agency mortgage-backed securities at June 30, 2014. Unlike agency and GSE mortgage-backed securities, non-agency collateralized mortgage obligations are not explicitly guaranteed by a U.S. government sponsored entity. Rather, such securities generally utilize the structure of the larger investment vehicle to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying mortgage loans. The creditworthiness of certain tranches may also be further enhanced by additional credit insurance protection embedded within the terms of the total investment vehicle.

The fair values of the non-agency mortgage-backed securities are subject to many of the factors applicable to the agency securities that may result in “temporary” impairments in value. However, due to the lack of agency guaranty, the Company also monitors the general level of credit risk for each of its non-agency mortgage-backed securities based upon a variety of factors including, but not limited to, the ratings assigned to its specific tranches by one or more credit rating agencies, where available. As noted above, the level of such ratings and changes thereto, is one of several factors considered by the Company in identifying those securities that may be other-than-temporarily impaired.

The applicable securities generally maintained their credit-ratings at levels supporting the investment grade assessment by the Company. The Company has the stated ability and intent to “hold to maturity” those securities at June 30, 2014 and has further concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its non-agency mortgage-backed securities with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

U.S. Agency Debt Securities.

The carrying value of the Company’s U.S. agency debt securities totaled $148.6 million at June 30, 2014 and comprised 10.9% of total investments and 4.2% of total assets as of that date. Such securities included $144.3 million of fixed-rate U.S. agency debentures and $4.2 million of securities representing securitized pools of loans issued and fully guaranteed by the Small Business Administration (“SBA”), a U.S. government agency.

With credit risk being reduced to negligible levels due to the issuer’s guarantee, the unrealized losses on the Company’s investment in U.S. agency debentures are due largely to the combined effects of several market-related factors including,

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

U.S. Agency Debt Securities. (continued)

most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s U.S. agency debentures, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are generally characterized by fixed interest rates, decline and vice-versa.

The market price of U.S. agency debentures is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s U.S. agency debentures, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at June 30, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its balance of U.S. agency securities with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Obligations of State and Political Subdivisions.

The carrying value of the Company’s securities representing obligations of state and political subdivisions totaled $98.8 million at June 30, 2014 and comprised 7.3% of total investments and 2.8% of total assets as of that date. Such securities include approximately $95.7 million of fixed-rate, bank-qualified securities representing general obligations of municipalities located within the U.S. or the obligations of their related entities such as boards of education or school districts. The portfolio also includes $3.1 million of non-rated bond anticipation notes (“BANs”) comprising seven short-term obligations issued by a total of four New Jersey municipalities with whom the Company maintains or seeks to maintain deposit relationships. At June 30, 2014, the fair value of each of the Company’s BANs equaled or exceeded their respective carrying values resulting in no reported impairment on those securities as of that date.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its municipal obligations. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with municipal obligations whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At June 30, 2014, each of the Company’s impaired municipal obligations were consistently rated by Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Financial Services (“S&P”) well above the thresholds that generally support the Company’s investment grade assessment with such ratings equaling “A” or higher by S&P and/or “A1” or higher by Moody’s, where rated by those agencies. In the absence of such ratings, the Company relies upon its own internal analysis of the issuer’s financial condition to validate its investment grade assessment.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in municipal obligations are due largely to the combined effects of several market-related factors including, most notably, changes in market interest rates. In general, the fair value of certain debt securities, including the Company’s municipal obligations, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities, which are generally characterized by fixed interest rates, decline and vice-versa.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Obligations of State and Political Subdivisions. (continued)

The market price of municipal obligations is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect investors’ assessment of an issuer’s creditworthiness and resulting expectations for timely and full repayment in accordance with the terms of the applicable security agreement. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s municipal obligations, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company has the stated ability and intent to “hold to maturity” those securities so designated at June 30, 2014 and does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of that date. In light of the factors noted, the Company does not consider its balance of obligations of state and political subdivisions with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Asset-backed Securities.

The carrying value of the Company’s asset-backed securities totaled $87.3 million at June 30, 2014 and comprised 6.4% of total investments and 2.5% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities representing securitized federal education loans with 97% U.S. government guarantees. The securities represent tranches of a larger investment vehicle designed to reallocate credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans. The Company’s securities represent the highest credit-quality tranches within the overall structures with each being rated “AA+” by S&P at June 30, 2014.

With credit risk being reduced to nominal levels due to the guarantees and structural support noted above, the unrealized losses on the Company’s investment in asset-backed securities are due largely to the combined effects of several market-related factors, including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s asset-backed securities, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities decline and vice-versa. However, the floating-rate nature of the Company’s asset-backed securities greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of asset-backed securities is also influenced by the overall supply and demand for such securities in the marketplace. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s asset-backed securities, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Asset-backed Securities. (continued)

that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of June 30, 2014. In light of the factors noted, the Company does not consider its balance of asset-backed securities with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Collateralized Loan Obligations.

The outstanding balance of the Company’s collateralized loan obligations totaled $119.6 million at June 30, 2014 and comprised 8.8% of total investments and 3.4% of total assets as of that date. This category of securities is comprised entirely of structured, floating-rate securities comprised of securitized commercial loans to large U.S. corporations. The Company’s securities represent tranches of a larger investment vehicle designed to reallocate cash flows and credit risk among the individual tranches comprised within that vehicle. Through this process, investors in different tranches are subject to varying degrees of risk that the cash flows of their tranche will be adversely impacted by borrowers defaulting on the underlying loans.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its collateralized loan obligations. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with collateralized loan obligations whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At June 30, 2014, each of the Company’s impaired collateralized loan obligations were consistently rated by Moody’s and S&P well above the thresholds that generally support the Company’s investment grade assessment, with such ratings equaling “AA” or higher by S&P and “Aa2” or higher by Moody’s, where rated by those agencies.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in collateralized loan obligations are due largely to the combined effects of several market-related factors, including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s collateralized loan obligations, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities decline and vice-versa. However, the floating-rate nature of the Company’s collateralized loan obligations greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of collateralized loan obligations is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect the performance of the underlying collateral in conjunction with the resiliency of the security’s structural support as they affect investors’ expectations for timely and full repayment. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s collateralized loan obligations, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. The Company evaluated its entire portfolio of collateralized loan obligations during the first half of fiscal 2014 and sold those securities that it identified as potentially

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Collateralized Loan Obligations. (continued)

ineligible investments under the terms of the “Volcker Rule” and related regulations enacted by regulatory agencies during the latter half of fiscal 2014 in conjunction with the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company concluded that the possibility of being required to sell its current collateralized loan obligations prior to their anticipated recovery is unlikely based upon their eligibility under the terms of the Volcker Rule in conjunction with the overall strength of the Company’s liquidity, asset quality and capital position as of June 30, 2014.

In light of the factors noted, the Company does not consider its balance of collateralized loan obligations with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Corporate Bonds.

The carrying value of the Company’s corporate bonds totaled $162.2 million at June 30, 2014 and comprised 12.0% of total investments and 4.6% of total assets as of that date. This category of securities is comprised entirely of floating-rate corporate debt obligations of large financial institutions.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where available, in its evaluation of the impairment attributable to each of its corporate bonds. The Company uses such ratings, in conjunction with the other criteria noted earlier, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with corporate bonds whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s periodic internal investment grade assessment of the security.

At June 30, 2014, each of the Company’s impaired corporate bonds were consistently rated by Moody’s and S&P above the thresholds that generally support the Company’s investment grade assessment with such ratings equaling “A-” or higher by S&P and/or “Baa1” or higher by Moody’s, where rated by those agencies.

Given the absence of any expectation for an adverse change in cash flows signifying a credit loss, the unrealized losses on the Company’s investment in corporate bonds are due largely to the combined effects of several market-related factors including changes in market interest rates and fluctuating demand for such securities in the marketplace. In general, the fair value of certain debt securities, including the Company’s corporate bonds, move inversely with changes in market interest rates. As market interest rates increase, the value of the securities decline and vice-versa. However, the floating-rate nature of the Company’s corporate bonds greatly reduces their sensitivity to such changes in market rates.

More significantly, the market price of corporate bonds is also influenced by the overall supply and demand for such securities in the marketplace. While these factors may generally reflect the level of available liquidity in the marketplace, demand for individual securities will specifically reflect investors’ assessment of an issuer’s creditworthiness and resulting expectations for timely and full repayment in accordance with the terms of the applicable security agreement. Absent other factors, an increase in the demand for, or a decrease in the supply of, a security increases its price. Conversely, a decrease in the demand for, or an increase in the supply of, a security decreases its price.

In sum, the factors influencing the fair value of the Company’s corporate bonds, as described above, generally result from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Those market conditions may fluctuate over time resulting in certain securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not necessarily reflective of an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value resulting directly from these changing market conditions are considered “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of June 30, 2014. In light of the factors noted, the Company does not consider its balance of corporate bonds with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Trust Preferred Securities.

The carrying value of the Company’s trust preferred securities totaled $7.8 million at June 30, 2014 and comprised less than one percent of total investments and total assets as of that date. The category comprises a total of five “single-issuer” (i.e. non-pooled) trust preferred securities, four of which are impaired as of June 30, 2014, that were originally issued by four separate financial institutions. As a result of bank mergers involving the issuers of these securities, the Company’s five trust preferred securities currently represent the de-facto obligations of three separate financial institutions.

As noted earlier, the Company considers the ratings assigned by one or more credit rating agencies, where such ratings are available, in its evaluation of the impairment attributable to each of its trust preferred securities. The Company uses such ratings, in conjunction with other criteria, to identify those securities whose impairments are potentially “credit-related” versus “noncredit-related”.

Unrealized losses associated with trust preferred securities whose credit ratings exceed certain internally defined thresholds are considered to be indicative of “noncredit-related” impairment given the nominal level of credit losses that would be expected based upon such ratings. That conclusion is generally reinforced, as appropriate, by additional internal analysis supporting the Company’s internal investment grade assessment of the security.

At June 30, 2014, the Company owned two securities at an amortized cost of $3.0 million that were consistently rated by Moody’s and S&P above the thresholds that generally support the Company’s investment grade assessment. The securities were originally issued through Chase Capital II and currently represent de-facto obligations of JPMorgan Chase & Co.

The Company has attributed the unrealized losses on these securities to the combined effects of several market-related factors, including movements in market interest rates and general level of liquidity of such securities in the marketplace based on overall supply and demand.

With regard to interest rates, the Company’s impaired trust preferred securities are variable rate securities whose interest rates generally float with three-month LIBOR plus a margin. Based upon the historically low level of short-term market interest rates, the current yield on these securities is comparatively low. Consequently, the fair value of the securities, as determined based upon their market price, reflects the adverse effects of the historically low market interest rates at June 30, 2014.

More significantly, the market prices of the impaired trust preferred securities also currently reflect the effect of reduced demand for such securities in the current marketplace. Additionally, such prices reflect the effects of increased supply arising from financial institutions selling such investments.

In addition to the securities noted above, the Company owned two additional trust preferred securities at an amortized cost of $4.9 million whose external credit ratings by both S&P and Moody’s fell below the thresholds that the Company normally associates with investment grade securities. The securities were originally issued through BankBoston Capital Trust IV and MBNA Capital B and currently represent de-facto obligations of Bank of America Corporation.

The Company’s evaluation of the unrealized loss associated with these securities considered a variety of factors to determine if any portion of the impairment was credit-related at June 30, 2014. Factors generally considered in such evaluations included the financial strength and viability of the issuer and its parent company, the security’s historical performance through prior business and economic cycles, rating consistency or variability among rating companies, the security’s current and anticipated status regarding payment default or deferral of contractual payments to investors and the impact of these factors on the present value of the security’s expected future cash flows in relation to its amortized cost basis.

In its evaluation, the Company noted the overall financial strength and continuing expected viability of the issuing entity’s parent, particularly given their systemically critical role in the marketplace. The Company noted the security’s absence of historical defaults or payment deferrals throughout prior business cycles including the recent fiscal crisis that triggered the current economic weaknesses prevalent in the marketplace. Given these factors, the Company had no basis upon which to estimate an adverse change in the expected cash flows over the securities’ remaining terms to maturity.

In sum, the factors influencing the fair value of the Company’s trust preferred securities and the resulting impairment attributable to each generally resulted from movements in market interest rates and changing market conditions which affect the supply and demand for such securities. Such market conditions may generally fluctuate over time resulting in the securities being impaired for periods in excess of 12 months. However, the longevity of such impairment is not reflective of

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7—Impairment of Securities (continued)

Trust Preferred Securities. (continued)

an expectation for an adverse change in cash flows signifying a credit loss. Consequently, the impairments of value arising from these changing market conditions are both “noncredit-related” and “temporary” in nature.

Finally, the Company does not intend to sell the temporarily impaired available for sale securities prior to the recovery of their fair value to a level equal to or greater than the Company’s amortized cost. Furthermore, the Company has concluded that the possibility of being required to sell the securities prior to their anticipated recovery is unlikely based upon its strong liquidity, asset quality and capital position as of June 30, 2014. Moreover, as “single issuer” obligations, these securities fall outside the scope of the Volcker Rule discussed earlier that originally identified pooled trust preferred securities as potentially ineligible investments for banks. In light of the factors noted, the Company does not consider its investments in trust preferred securities with unrealized losses at June 30, 2014 to be “other-than-temporarily” impaired as of that date.

Note 8—Loans Receivable

	June 30,
	2014	2013
	(In Thousands)
Real estate mortgage:
One-to-four family residential	$580,612	$500,647
Commercial mortgage:
Multi-family	431,007	211,817
Nonresidential	552,748	455,011

	983,755	666,828

	1,564,367	1,167,475

Construction	7,281	11,851

Commercial business	67,261	70,688

Consumer:
Home equity loans	75,611	80,813
Home equity lines of credit	24,010	26,613
Passbook or certificate	3,965	3,887
Other	373	391

	103,959	111,704

Total Loans	1,742,868	1,361,718
Unamortized yield adjustments including net premiums on purchased loans and net deferred loan costs and fees	(1,397)	(847)

	$1,741,471	$1,360,871

The Bank has granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. As of June 30, 2014 and 2013 such loans totaled approximately $4.7 million and $3.7 million, respectively. During the year ended June 30, 2014, the Bank granted three new loans to related parties totaling $1.1 million.

Note 9—Loan Quality and the Allowance for Loan Losses

The following tables present the balance of the allowance for loan losses at June 30, 2014, 2013 and 2012 based upon the calculation methodology described in Note 1. The tables identify the valuation allowances attributable to specifically identified impairments on individually evaluated loans, including those acquired with deteriorated credit quality, as well as valuation allowances for impairments on loans evaluated collectively. The tables include the underlying balance of loans receivable applicable to each category as of those dates as well as the activity in the allowance for loan losses for the years ended June 30, 2014, 2013 and 2012. Unless otherwise noted, the balance of loans reported in the tables below excludes yield adjustments and the allowance for loan loss.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Allowance for Loan Losses and Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of allowance for loan losses:

Originated and purchased loans
Loans individually evaluated for impairment	$528	$404	$—	$—	$75	$—	$—	$1,007
Loans collectively evaluated for impairment	2,172	6,760	29	352	272	35	21	9,641

Allowance for loan losses on originated and purchased loans	2,700	7,164	29	352	347	35	21	10,648

Loans acquired at fair value
Loans acquired with deteriorated credit quality	—	—	—	98	—	—	—	98
Other acquired loans individually evaluated for impairment	—	165	—	346	57	—	—	568
Loans collectively evaluated for impairment	29	408	38	488	56	53	1	1,073

Allowance for loan losses on loans acquired at fair value	29	573	38	932	113	53	1	1,739

Total allowance for loan losses	$2,729	$7,737	$67	$1,284	$460	$88	$22	$12,387

Changes in the allowance for loan losses for the year ended June 30, 2014:

At June 30, 2013:
Allocated	$3,660	$5,359	$81	$1,218	$490	$76	$12	$10,896
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	3,660	5,359	81	1,218	490	76	12	10,896
Total charge offs	(1,202)	(44)	—	(1,170)	(47)	—	(30)	(2,493)
Total recoveries	67	525	—	9	2	—	—	603
Total allocated provisions	204	1,897	(14)	1,227	15	12	40	3,381
Total unallocated provisions	—	—	—	—	—	—	—	—

At June 30, 2014:
Allocated	2,729	7,737	67	1,284	460	88	22	12,387
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$2,729	$7,737	$67	$1,284	$460	$88	$22	$12,387

Balance of loans receivable:

Originated and purchased loans
Loans individually evaluated for impairment	$11,923	$5,403	$—	$1,263	$1,010	$17	$—	$19,616
Loans collectively evaluated for impairment	494,522	873,340	3,619	31,326	66,163	10,529	4,248	1,483,747

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value
Loans acquired with deteriorated credit quality	742	1,071	—	8,325	—	—	—	10,138
Other acquired loans individually evaluated for impairment	—	1,895	1,448	2,456	692	964	—	7,455
Loans collectively evaluated for impairment	73,425	102,046	2,214	23,891	7,746	12,500	90	221,912

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	1,742,868

Unamortized yield adjustments								(1,397)

Loans receivable								$1,741,471

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Allowance for Loan Losses and Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Balance of allowance for loan losses:

Originated and purchased loans
Loans individually evaluated for impairment	$697	$430	$—	$—	$110	$—	$—	$1,237
Loans collectively evaluated for impairment	2,939	4,356	50	252	300	35	12	7,944

Allowance for loan losses on originated and purchased loans	3,636	4,786	50	252	410	35	12	9,181

Loans acquired at fair value
Loans acquired with deteriorated credit quality	—	—	—	17	—	—	—	17
Other acquired loans individually evaluated for impairment	—	84	—	740	—	—	—	824
Loans collectively evaluated for impairment	24	489	31	209	80	41	—	874

Allowance for loan losses on loans acquired at fair value	24	573	31	966	80	41	—	1,715

Total allowance for loan losses	$3,660	$5,359	$81	$1,218	$490	$76	$12	$10,896

Changes in the allowance for loan losses for the year ended June 30, 2013:

At June 30, 2012:
Allocated	$4,572	$3,443	$277	$1,310	$447	$54	$14	$10,117
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	4,572	3,443	277	1,310	447	54	14	10,117
Total charge offs	(2,272)	(1,042)	(9)	(182)	(221)	—	(2)	(3,728)
Total recoveries	15	—	—	18	10	—	—	43
Total allocated provisions	1,345	2,958	(187)	72	254	22	—	4,464
Total unallocated provisions	—	—	—	—	—	—	—	—

At June 30, 2013:
Allocated	3,660	5,359	81	1,218	490	76	12	10,896
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$3,660	$5,359	$81	$1,218	$490	$76	$12	$10,896

Balance of loans receivable:

Originated and purchased loans
Loans individually evaluated for impairment	$14,412	$7,865	$—	$1,076	$1,145	$—	$—	$24,498
Loans collectively evaluated for impairment	484,575	540,491	5,717	25,975	65,581	10,461	4,145	1,136,945

Total originated and purchased loans	498,987	548,356	5,717	27,051	66,726	10,461	4,145	1,161,443

Loans acquired at fair value
Loans acquired with deteriorated credit quality	—	1,230	316	4,504	—	—	—	6,050
Other acquired loans individually evaluated for impairment	359	2,079	2,570	2,746	606	626	—	8,986
Loans collectively evaluated for impairment	1,301	115,163	3,248	36,387	13,481	15,526	133	185,239

Total loans acquired at fair value	1,660	118,472	6,134	43,637	14,087	16,152	133	200,275

Total loans	$500,647	$666,828	$11,851	$70,688	$80,813	$26,613	$4,278	1,361,718

Unamortized yield adjustments								(847)

Loans receivable								$1,360,871

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Allowance for Loan Losses

at June 30, 2012

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Changes in the allowance for loan losses for the year ended June 30, 2012:

At June 30, 2011:
Allocated	$6,644	$3,336	$289	$880	$322	$49	$14	$11,534
Unallocated	—	—	—	—	—	—	—	233

Total allowance for loan losses	6,644	3,336	289	880	322	49	14	11,767
Total charge offs	(6,398)	(483)	(106)	(349)	(135)	—	(9)	(7,480)
Total recoveries	6	37	33	—	2	—	2	80
Total allocated provisions	4,320	553	61	779	258	5	7	5,983
Total unallocated provisions	—	—	—	—	—	—	—	(233)

At June 30, 2012:
Allocated	4,572	3,443	277	1,310	447	54	14	10,117
Unallocated	—	—	—	—	—	—	—	—

Total allowance for loan losses	$4,572	$3,443	$277	$1,310	$447	$54	$14	$10,117

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

The following tables present key indicators of credit quality regarding the Company’s loan portfolio based upon loan classification and contractual payment status at June 30, 2014 and 2013.

Credit-Rating Classification of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Non-classified	$492,531	$872,063	$3,461	$31,301	$66,016	$10,352	$4,247	$1,479,971

Classified:
Special mention	1,626	357	158	25	146	84	1	2,397
Substandard	12,288	6,039	—	1,263	1,011	110	—	20,711
Doubtful	—	284	—	—	—	—	—	284
Loss	—	—	—	—	—	—	—	—

Total classified loans	13,914	6,680	158	1,288	1,157	194	1	23,392

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value
Non-classified	73,425	96,758	—	18,946	7,582	12,003	71	208,785

Classified:
Special mention	—	4,600	353	4,602	45	245	16	9,861
Substandard	742	3,654	3,309	11,118	811	1,216	3	20,853
Doubtful	—	—	—	6	—	—	—	6
Loss	—	—	—	—	—	—	—	—

Total classified loans	742	8,254	3,662	15,726	856	1,461	19	30,720

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Credit-Rating Classification of Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Non-classified	$482,462	$538,544	$5,717	$25,630	$65,353	$10,339	$4,118	$1,132,163

Classified:
Special mention	1,843	983	—	50	228	28	—	3,132
Substandard	14,682	8,527	—	1,371	1,145	94	27	25,846
Doubtful	—	302	—	—	—	—	—	302
Loss	—	—	—	—	—	—	—	—

Total classified loans	16,525	9,812	—	1,421	1,373	122	27	29,280

Total originated and purchased loans	498,987	548,356	5,717	27,051	66,726	10,461	4,145	1,161,443

Loans acquired at fair value
Non-classified	1,301	109,559	820	31,062	13,419	15,450	132	171,743

Classified:
Special mention	—	4,548	1,300	4,932	62	76	—	10,918
Substandard	359	4,365	4,014	7,554	606	626	1	17,525
Doubtful	—	—	—	89	—	—	—	89
Loss	—	—	—	—	—	—	—	—

Total classified loans	359	8,913	5,314	12,575	668	702	1	28,532

Total loans acquired at fair value	1,660	118,472	6,134	43,637	14,087	16,152	133	200,275

Total loans	$500,647	$666,828	$11,851	$70,688	$80,813	$26,613	$4,278	$1,361,718

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Contractual Payment Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Current	$495,330	$875,887	$3,619	$31,081	$66,548	$10,499	$4,034	$1,486,998

Past due:
30-59 days	1,385	—	—	245	183	—	60	1,873
60-89 days	1,163	—	—	—	3	30	28	1,224
90+ days	8,567	2,856	—	1,263	439	17	126	13,268

Total past due	11,115	2,856	—	1,508	625	47	214	16,365

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value
Current	72,736	102,881	2,810	32,346	7,731	12,390	88	230,982

Past due:
30-59 days	689	561	—	—	152	—	—	1,402
60-89 days	—	427	—	—	95	110	1	633
90+ days	742	1,143	852	2,326	460	964	1	6,488

Total past due	1,431	2,131	852	2,326	707	1,074	2	8,523

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Contractual Payment Status of Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Current	$484,836	$542,504	$5,717	$26,141	$66,186	$10,346	$3,925	$1,139,655

Past due:
30-59 days	2,297	836	—	—	21	115	166	3,435
60-89 days	1,515	—	—	—	186	—	27	1,728
90+ days	10,339	5,016	—	910	333	—	27	16,625

Total past due	14,151	5,852	—	910	540	115	220	21,788

Total originated and purchased loans	498,987	548,356	5,717	27,051	66,726	10,461	4,145	1,161,443

Loans acquired at fair value
Current	1,301	116,150	4,448	39,819	13,295	15,477	124	190,614

Past due:
30-59 days	—	258	—	45	433	—	8	744
60-89 days	—	186	—	284	62	49	—	581
90+ days	359	1,878	1,686	3,489	297	626	1	8,336

Total past due	359	2,322	1,686	3,818	792	675	9	9,661

Total loans acquired at fair value	1,660	118,472	6,134	43,637	14,087	16,152	133	200,275

Total loans	$500,647	$666,828	$11,851	$70,688	$80,813	$26,613	$4,278	$1,361,718

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

The following tables present information relating to the Company’s nonperforming and impaired loans at June 30, 2014 and 2013. Loans reported as “90+ days past due and accruing” in the table immediately below are also reported in the preceding contractual payment status table under the heading “90+ days past due”.

Performance Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Performing	$497,243	$873,421	$3,619	$31,326	$66,734	$10,529	$4,122	$1,486,994

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	125	125
Nonaccrual	9,202	5,322	—	1,263	439	17	1	16,244

Total nonperforming	9,202	5,322	—	1,263	439	17	126	16,369

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value
Performing	73,425	103,399	2,214	31,016	7,928	12,500	89	230,571

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	742	1,613	1,448	3,656	510	964	1	8,934

Total nonperforming	742	1,613	1,448	3,656	510	964	1	8,934

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Performance Status of Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Originated and purchased loans
Performing	$487,671	$540,585	$5,717	$25,975	$66,320	$10,461	$4,118	$1,140,847

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	11,316	7,771	—	1,076	406	—	27	20,596

Total nonperforming	11,316	7,771	—	1,076	406	—	27	20,596

Total originated and purchased loans	498,987	548,356	5,717	27,051	66,726	10,461	4,145	1,161,443

Loans acquired at fair value
Performing	1,301	116,080	3,248	39,877	13,790	15,526	132	189,954

Nonperforming:
90+ days past due accruing	—	—	—	—	—	—	—	—
Nonaccrual	359	2,392	2,886	3,760	297	626	1	10,321

Total nonperforming	359	2,392	2,886	3,760	297	626	1	10,321

Total loans acquired at fair value	1,660	118,472	6,134	43,637	14,087	16,152	133	200,275

Total loans	$500,647	$666,828	$11,851	$70,688	$80,813	$26,613	$4,278	$1,361,718

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Impairment Status of Loans Receivable

at June 30, 2014

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Carrying value of impaired loans:

Originated and purchased loans
Non-impaired loans	$494,522	$873,340	$3,619	$31,326	$66,163	$10,529	$4,248	$1,483,747

Impaired loans:
Impaired loans with no allowance for impairment	9,800	5,037	—	1,263	911	17	—	17,028
Impaired loans with allowance for impairment:
Unpaid principal balance	2,123	366	—	—	99	—	—	2,588

Allowance for impairment	(528)	(404)	—	—	(75)	—	—	(1,007)

Balance of impaired loans net of allowance for impairment	1,595	(38)	—	—	24	—	—	1,581

Total impaired loans, excluding allowance	11,923	5,403	—	1,263	1,010	17	—	19,616

Total originated and purchased loans	506,445	878,743	3,619	32,589	67,173	10,546	4,248	1,503,363

Loans acquired at fair value
Non-impaired loans	73,425	102,046	2,214	23,891	7,746	12,500	90	221,912

Impaired loans:
Impaired loans with no allowance for impairment	742	1,690	1,448	10,141	617	964	—	15,602
Impaired loans with allowance for impairment:
Unpaid principal balance	—	1,276	—	640	75	—	—	1,991

Allowance for impairment	—	(165)	—	(444)	(57)	—	—	(666)

Balance of impaired loans net of allowance for impairment	—	1,111	—	196	18	—	—	1,325

Total impaired loans, excluding allowance	742	2,966	1,448	10,781	692	964	—	17,593

Total loans acquired at fair value	74,167	105,012	3,662	34,672	8,438	13,464	90	239,505

Total loans	$580,612	$983,755	$7,281	$67,261	$75,611	$24,010	$4,338	$1,742,868

Unpaid principal balance of impaired loans:
Originated and purchased loans	$17,655	$5,919	$—	$1,407	$1,027	$17	$—	$26,025
Loans acquired at fair value	742	3,264	1,547	12,495	726	975	—	19,749

Total impaired loans	$18,397	$9,183	$1,547	$13,902	$1,753	$992	$—	$45,774

For the year ended June 30, 2014
Average balance of impaired loans	$13,754	$9,971	$2,514	$10,669	$1,526	$641	$—	$39,075
Interest earned on impaired loans	$138	$186	$—	$732	$69	$7	$—	$1,132

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Impairment Status of Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Carrying value of impaired loans:

Originated and purchased loans
Non-impaired loans	$484,575	$540,491	$5,717	$25,975	$65,581	$10,461	$4,145	$1,136,945

Impaired loans:
Impaired loans with no allowance for impairment	11,758	7,470	—	1,076	1,026	—	—	21,330
Impaired loans with allowance for impairment:
Unpaid principal balance	2,654	395	—	—	119	—	—	3,168
Allowance for impairment	(697)	(430)	—	—	(110)	—	—	(1,237)

Balance of impaired loans net of allowance for impairment	1,957	(35)	—	—	9	—	—	1,931

Total impaired loans, excluding allowance	14,412	7,865	—	1,076	1,145	—	—	24,498

Total originated and purchased loans	498,987	548,356	5,717	27,051	66,726	10,461	4,145	1,161,443

Loans acquired at fair value
Non-impaired loans	1,301	115,163	3,248	36,387	13,481	15,526	133	185,239

Impaired loans:
Impaired loans with no allowance for impairment	359	2,795	2,886	6,251	606	626	—	13,523
Impaired loans with allowance for impairment:
Unpaid principal balance	—	514	—	999	—	—	—	1,513
Allowance for impairment	—	(84)	—	(757)	—	—	—	(841)

Balance of impaired loans net of allowance for impairment	—	430	—	242	—	—	—	672

Total impaired loans, excluding allowance	359	3,309	2,886	7,250	606	626	—	15,036

Total loans acquired at fair value	1,660	118,472	6,134	43,637	14,087	16,152	133	200,275

Total loans	$500,647	$666,828	$11,851	$70,688	$80,813	$26,613	$4,278	$1,361,718

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Impairment Status of Loans Receivable

at June 30, 2013 (continued)

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
Unpaid principal balance of impaired loans:
Originated and purchased loans	$20,682	$8,956	$—	$1,120	$1,169	$—	$—	$31,927
Loans acquired at fair value	417	4,077	3,419	10,168	614	626	—	19,321

Total impaired loans	$21,099	$13,033	$3,419	$11,288	$1,783	$626	$—	$51,248

For the year ended June 30, 2013
Average balance of impaired loans	$15,890	$11,885	$2,120	$8,853	$1,767	$189	$—	$40,704
Interest earned on impaired loans	$181	$108	$20	$478	$61	$2	$—	$850

Impairment Status of Loans Receivable

at June 30, 2012

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(In Thousands)
For the year ended June 30, 2012
Average balance of impaired loans	$17,633	$11,228	$1,944	$10,358	$1,322	$161	$—	$42,646
Interest earned on impaired loans	$484	$58	$52	$283	$20	$—	$—	$897

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

The following tables present information regarding the restructuring of the Company’s troubled debts during the year ended June 30, 2013 and any defaults of TDRs during that year that were restructured within 12 months of the date of default. During the year ended June 30, 2014, the Company did not restructure any troubled debts and there were no defaults of TDRs that were restructured within 12 months of the date of default.

Troubled Debt Restructurings of Loans Receivable

at June 30, 2013

	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
(Dollars in Thousands)
Troubled debt restructuring activity for the year ended June 30, 2013

Originated and purchased loans
Number of loans	5	1	—	—	2	—	—	8
Pre-modification outstanding recorded investment	$967	$265	$—	$—	$176	$—	$—	$1,408
Post-modification outstanding recorded investment	852	245	—	—	164	—	—	1,261
Charge offs against the allowance for loan loss for impairment recognized at modification	146	20	—	—	14	—	—	180

Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Pre-modification outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding recorded investment	—	—	—	—	—	—	—	—
Charge offs against the allowance for loan loss for impairment recognized at modification	—	—	—	—	—	—	—	—

Troubled debt restructuring defaults

Originated and purchased loans
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

Loans acquired at fair value
Number of loans	—	—	—	—	—	—	—	—
Outstanding recorded investment	$—	$—	$—	$—	$—	$—	$—	$—

The manner in which the terms of a loan are modified through a troubled debt restructuring generally includes one or more of the following changes to the loan’s repayment terms:

•	Interest Rate Reduction: Temporary or permanent reduction of the interest rate charged against the outstanding balance of the loan.

•	Capitalization of Prior Past Dues: Capitalization of prior amounts due to the outstanding balance of the loan.

•	Extension of Maturity or Balloon Date: Extending the term of the loan past its original balloon or maturity date.

•	Deferral of Principal Payments: Temporary deferral of the principal portion of a loan payment.

•	Payment Recalculation and Re-amortization: Recalculation of the recurring payment obligation and resulting loan amortization/repayment schedule based on the loan’s modified terms.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9—Loan Quality and the Allowance for Loan Losses (continued)

Troubled Debt Restructurings of Loans Receivable

at June 30, 2013 (continued)

At June 30, 2014, the remaining outstanding principal balance and carrying amount of acquired credit-impaired loans totaled approximately $11,778,000 and $ 10,138,000 respectively. By comparison, at June 30, 2013, the remaining outstanding principal balance and carrying amount of such loans totaled approximately $9,874,000 and $6,050,000, respectively.

The carrying amount of acquired credit-impaired loans for which interest is not being recognized due to the uncertainty of the cash flows relating to such loans totaled $2,374,000 and $1,952,000 at June 30, 2014 and June 30, 2013, respectively.

The balance of the allowance for loan losses at June 30, 2014 and June 30, 2013 included approximately $98,000 and $17,000 of valuation allowances, respectively, for a specifically identified impairment attributable to acquired credit-impaired loans. The valuation allowances were attributable to additional impairment recognized on the applicable loans subsequent to their acquisition, net of any charge offs recognized during that time.

The following table presents the changes in the accretable yield relating to the acquired credit-impaired loans for the years ended June 30, 2014 and 2013.

	Year Ended June 30, 2014 (In Thousands)	Year Ended June 30, 2013 (In Thousands)
Beginning balance	$741	$1,461
Accretion to interest income	(326)	(567)
Disposals	(38)	(153)
Reclassifications from nonaccretable difference	1,514	—

Ending balance	$1,891	$741

Note 10—Premises and Equipment

	June 30,
	2014	2013
	(In Thousands)
Land	$9,931	$9,924
Buildings and improvements	35,080	32,920
Leasehold improvements	4,253	4,021
Furnishings and equipment	18,151	15,285
Construction in progress	1,959	1,530

	69,374	63,680

Less accumulated depreciation and amortization	29,269	26,686

	$40,105	$36,994

Land included properties held for future branch expansion totaling $2,419,000 at June 30, 2014 and 2013.

Note 11—Interest Receivable

	June 30,
	2014	2013
	(In Thousands)

Loans	$5,525	$4,632
Mortgage-backed securities	1,796	2,326
Debt securities	1,692	1,070

	$9,013	$8,028

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12—Goodwill and Other Intangible Assets

	Goodwill	Core Deposit Intangibles
	(In Thousands)

Balance at June 30, 2011	108,591	807
Amortization	—	(155)

Balance at June 30, 2012	108,591	652
Amortization	—	(138)

Balance at June 30, 2013	108,591	514
Acquisition of Atlas Bank	—	398
Amortization	—	(122)

Balance at June 30, 2014	$108,591	$790

Scheduled amortization of core deposit intangibles for each of the next five years and thereafter is as follows:

Years Ending June 30:	(In Thousands)
2015	$194
2016	166
2017	139
2018	111
2019	84
Thereafter	96

Note 13—Deposits

	June 30,
	2014		2013
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars In Thousands)

Non-interest bearing demand	$224,054	—%	$190,964	—%
Interest-bearing demand(1)	700,248	0.24	731,521	0.29
Savings and club	518,421	0.16	466,559	0.16
Certificates of deposit(2)	1,037,218	1.09	981,464	1.05

	$2,479,941	0.56%	$2,370,508	0.55%

(1)	Interest-bearing demand deposits at June 30, 2014 and June 30, 2013 include $213.5 million and $229.6 million, respectively, of brokered deposits at a weighted average interest rate of 0.15% and 0.19%, excluding cost of interest rate derivatives used to hedge interest expense.
(2)	Certificates of deposit at June 30, 2014 include $18.5 million of brokered deposits at a weighted average interest rate of 3.49%. The Company held no brokered certificates of deposit at June 30, 2013.

Certificates of deposit with balances of $100,000 or more at June 30, 2014 and 2013, totaled approximately $476.6 million and $389.1 million, respectively. The Bank’s deposits are insurable to applicable limits by the Federal Deposit Insurance Corporation.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13—Deposits (continued)

A summary of certificates of deposit by maturity follows:

	June 30,
	2014	2013
	(In Thousands)
One year or less	$581,543	$646,590
After one to two years	187,401	174,223
After two to three years	90,078	68,155
After three to four years	90,921	48,211
After four to five years	80,811	44,285
After five years	6,464	—

	$1,037,218	$981,464

Interest expense on deposits consists of the following:

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Demand	$3,790	$1,847	$2,690
Savings and club	739	878	1,376
Certificates of deposit	10,009	11,986	16,206

	$14,538	$14,711	$20,272

Note 14—Borrowings

Fixed-rate advances from FHLB of New York mature as follows:

	June 30,
	2014		2013
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars in Thousands)
Maturing in years ending June 30:
2014	$—	—%	$105,000	0.39%
2015	320,000	0.38	—	—
2016	7,500	1.09	—	—
2017	3,000	1.05	—	—
2018	5,225	1.18	—	—
2021	765	4.94	854	4.94
2023	145,000	3.04	145,000	3.04

	481,490	1.21%	250,854	1.94%
Fair value adjustments	29		77

	$481,519		$250,931

At June 30, 2014, $320.0 million in advances are due within one year while the remaining $161.5 million in advances are due after one year of which $145.0 million are callable in April 2018.

At June 30, 2014, FHLB advances were collateralized by the FHLB capital stock owned by the Bank and mortgage loans and securities with carrying values totaling approximately $739.4 million and $204.2 million, respectively. At June 30, 2013, FHLB advances were collateralized by the FHLB capital stock owned by the Bank and mortgage loans and securities with carrying values totaling approximately $433.2 million and $222.7 million, respectively.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14—Borrowings (continued)

Borrowings at June 30, 2014 and 2013 also included overnight borrowings in the form of depositor sweep accounts totaling $30.7 million and $36.8 million, respectively. Depositor sweep accounts are short term borrowings representing funds that are withdrawn from a customer’s noninterest-bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Bank.

Note 15—Derivative Instruments and Hedging Activities

At June 30, 2014 and 2013, the Company was subject to the terms of certain interest rate derivative agreements that were utilized by the Company to manage the interest rate exposure arising from specific wholesale funding positions. Such wholesale funding sources include floating-rate brokered money market deposits indexed to one-month LIBOR as well as a number of 90 day fixed-rate FHLB advances that are forecasted to be periodically redrawn at maturity for the same 90 day term as the original advance. The derivatives, comprising five interest rate swaps and two interest rate caps, were designated as cash flow hedges with changes in their fair value recorded as an adjustment through other comprehensive income on an after-tax basis. The Company had no interest rate derivatives as of or during the prior years ended June 30, 2012.

The effects of derivative instruments on the Consolidated Financial Statements for June 30, 2014 are as follows:

	June 30, 2014
	Notional/ Contract Amount	Fair Value	Balance Sheet Location	Expiration Date
	(Dollars in Thousands)
Derivatives designated as hedging instruments

Interest rate swaps:
Effective July 1, 2013	$165,000	$103	Other liabilities	July 1, 2018
Effective August 19, 2013	75,000	(1,109)	Other liabilities	August 20, 2018
Effective October 9, 2013	50,000	(234)	Other liabilities	October 9, 2018
Effective March 28, 2014	75,000	(1,203)	Other liabilities	March 28, 2019
Effective June 5, 2015	60,000	(271)	Other liabilities	June 5, 2020

Interest rate caps:
Effective June 5, 2013	40,000	913	Other liabilities	June 5, 2018
Effective July 1, 2013	35,000	826	Other liabilities	July 1, 2018

Total	$500,000	$(975)

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15—Derivative Instruments and Hedging Activities (continued)

	Year Ended June 30, 2014
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of tax (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges

Interest rate swaps:
Effective July 1, 2013	$(896)	Not Applicable	$—
Effective August 19, 2013	(656)	Not Applicable	—
Effective October 9, 2013	(138)	Not Applicable	—
Effective March 28, 2014	(711)	Not Applicable	—
Effective June 5, 2015	(883)	Not Applicable	—

Interest rate caps:
Effective June 5, 2013	(333)	Not Applicable	—
Effective July 1, 2013	(292)	Not Applicable	—

Total	$(3,909)		$—

The effects of derivative instruments on the Consolidated Financial Statements for June 30, 2013 are as follows:

	June 30, 2013
	Notional/ Contract Amount	Fair Value	Balance Sheet Location	Expiration Date
	(Dollars in Thousands)
Derivatives designated as hedging instruments

Interest rate swaps:
Effective July 1, 2013	$165,000	$1,617	Other assets	July 1, 2018
Effective June 5, 2015	60,000	1,220	Other assets	June 5, 2020

Interest rate caps:
Effective June 5, 2013	40,000	1,485	Other assets	June 5, 2018
Effective July 1, 2013	35,000	1,323	Other assets	July 1, 2018

Total	$300,000	$5,645

	June 30, 2013
	Amount of Gain (Loss) Recognized in OCI on Derivatives, net of tax (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion)
	(Dollars in Thousands)
Derivatives in cash flow hedges

Interest rate swaps:
Effective July 1, 2013	$957	Not Applicable	$—
Effective June 5, 2015	722	Not Applicable	—

Interest rate caps:
Effective June 5, 2013	128	Not Applicable	—
Effective July 1, 2013	31	Not Applicable	—

Total	$1,838		$—

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15—Derivative Instruments and Hedging Activities (continued)

The Company has in place an enforceable master netting arrangement with every counterparty. All master netting arrangements include rights to offset associated with the Company’s recognized derivative assets, derivative liabilities, and cash collateral received and pledged.

At June 30, 2014, three of the Company’s derivatives were in an asset position totaling $1.8 million while the remaining four derivatives were in a liability position totaling $2.8 million. In total, the Company’s derivatives were in a net liability position of $975,000 at June 30, 2014 and included in other liabilities as of that date. As required under the enforceable master netting arrangement with its derivatives counterparty, the Company posted financial collateral in the amount of $1,090,000 at June 30, 2014 that was not included as an offsetting amount.

At June 30, 2013, all derivatives were in an asset position so that no offset was required. Both the gross amount of assets and net amount included in other assets was $5,645,000 at June 30, 2013. As required under the enforceable master netting arrangement, the Company’s derivatives counterparty posted financial collateral in the amount $5,500,000 at June 30, 2013 that was not included as an offsetting amount.

Note 16—Benefit Plans

Employee Stock Ownership Plan

Effective upon completion of the Company’s initial public offering in February 2005, the Bank established an Employee Stock Ownership Plan (“ESOP”) for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and complete at least 1,000 hours of service in a plan year. The ESOP used $17,457,000 in proceeds from a term loan obtained from the Company to purchase 1,745,700 shares of Company common stock. The remaining term loan principal is payable over 42 equal installments through March 31, 2017. The interest rate on the term loan is 5.50%. Each year, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The Bank may substitute dividends paid, if any, on the Company common stock held by the ESOP for discretionary contributions.

Shares purchased with the loan proceeds provide collateral for the term loan and are held in a suspense account for future allocations among participants. Contributions to the ESOP and shares released from the suspense account are to be allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.

ESOP shares pledged as collateral were initially recorded as unearned ESOP shares in the consolidated statements of financial condition. Thereafter, on a monthly basis, 12,123 shares are committed to be released, compensation expense is recorded equal to the number of shares committed to be released times the monthly average market price of the shares, and the committed shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $1,742,000, $1,431,000 and $1,367,000 for the years ended June 30, 2014, 2013 and 2012, respectively.

At June 30, 2014 and 2013, the ESOP shares were as follows:

	June 30,
	2014	2013

Allocated shares	1,113,602	989,049
Total shares distributed due to employee resignations/terminations	159,514	138,657
Shares committed to be released	84,660	84,594
Unearned shares	387,924	533,400

Total ESOP Shares	1,745,700	1,745,700

Fair value of unearned shares	$5,873,169	$5,595,366

Employee Stock Ownership Plan Benefit Equalization Plan (“ESOP BEP”)

The Bank has a non-qualified plan to compensate its senior officers who participate in the Bank’s ESOP for certain benefits lost under such plan by reason of benefit limitations imposed by the Internal Revenue Code (“IRC”). The ESOP BEP expense was approximately $36,000, $6,000 and $-0- for the years ended June 30, 2014, 2013 and 2012, respectively. The liability totaled approximately $15,000 and $6,000 at June 30, 2014 and 2013, respectively.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Thrift Plan

The Bank sponsors the Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”), pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 20% of their compensation. The Bank will contribute a matching contribution up to 3% of the employee annual compensation. The Plan expense amounted to approximately $543,000, $527,000 and $510,000 for the years ended June 30, 2014, 2013 and 2012, respectively.

Multi-Employer Retirement Plan

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the IRC. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The Pentegra DB Plan is non-contributory and covers all eligible employees. In April 2007, the Board of Directors of the Bank approved, effective July 1, 2007, “freezing” all future benefit accruals under the Bank’s defined benefit pension plan.

Funded status (market value of plan assets divided by funding target) of the Bank’s plan based on valuation reports as of July 1, 2013 and 2012 was 101.13% and 104.56%, respectively. Total contributions made to the Pentegra DB Plan, as reported on Form 5500, were $136.5 million and $196.5 million for the plan years ending June 30, 2013 and June 30, 2012, respectively. The Bank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan. During the years ended June 30, 2014, 2013 and 2012, the total expense recorded for the Pentegra DB Plan was approximately $303,000, $1,254,000 and $1,238,000, respectively.

Atlas Bank Retirement Income Plan (“ABRIP”)

Through the merger with Atlas Bank, the Company acquired a non-contributory defined benefit pension plan covering all eligible employees of Atlas Bank. Effective January 31, 2013, the ABRIP was frozen by Atlas Bank. All benefits for eligible participants accrued in the ABRIP to the freeze date have been retained. The benefits are based on years of service and employee’s compensation. The ABRIP is funded in conformity with funding requirements of applicable government regulations.

The following table sets forth the ABRIP’s funded status at June 30, 2014:

June 30,
2014
(In Thousands)
Reconciliation of funded status:
Projected benefit obligation	$2,646
Fair value of assets	3,885

Funded status, included in other assets	$1,239

Valuation assumptions:
Discount rate	4.50%
Salary increase rate	N/A

There was no net periodic pension expense for the year ended June 30, 2014 as the acquisition of Atlas Bank occurred on June 30, 2014. The Bank does not expect to contribute to the ABRIP in the year ending June 30, 2015.

The assets of the ABRIP are invested in a Guaranteed Deposit Fund (“GDF”) with Prudential Financial, Inc. The GDF is a group annuity fund invested in public and private-issue debt securities through various sub-accounts. The underlying assets are valued based on quoted prices for similar assets with similar terms and other observable market data and have no redemption restrictions. The investments in the plan were monitored to ensure that they complied with

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Atlas Bank Retirement Income Plan (“ABRIP”) (continued)

the investment policies set forth by the Employee Benefits Committee of Atlas Bank. The plan’s assets were reviewed periodically by management, which included an analysis of the asset allocation and the performance of the GDF prepared by Prudential Financial, Inc.

The overall investment objective of the ABRIP is to ensure safety of principal and seek an attractive rate of return. The GDF utilizes a full spectrum of fixed income asset classes to provide the opportunity to maximize portfolio returns and diversification. Such asset classes are as follows:

•	Private Placement Bonds

•	Commercial Mortgage Loans

•	Public Corporate Bonds

•	Residential Mortgage Securities

•	Public Asset Backed Securities

•	Commercial Mortgage-backed Securities

•	Private Securitized Investments

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed-income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed-income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan’s allocation, the result is an expected rate of return of 7% to 11%.

The fair values of the ABRIP’s assets at June 30, 2014, by asset category (see Note 20 for the definitions of levels), are as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)
At June 30, 2014:
Prudential Guaranteed Deposit Fund	$—	$3,885	$—	$3,885

Benefit Equalization Plan (“BEP”)

The Bank has an unfunded non-qualified plan to compensate senior officers of the Bank who participate in the Bank’s qualified defined benefit plan for certain benefits lost under such plans by reason of benefit limitations imposed by Sections 415 and 401 of the IRC. There were approximately $265,000, $221,000 and $257,000 in contributions made to and benefits paid under the BEP during each of the years ended June 30, 2014, 2013 and 2012, respectively.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Benefit Equalization Plan (“BEP”) (continued)

The following tables set forth the BEP’s funded status and components of net periodic pension cost:

	June 30,
	2014	2013
	(Dollars in Thousands)
Change in benefit obligation:
Benefit obligation—beginning	$3,430	$2,859
Interest cost	154	143
Actuarial (gain) loss	(218)	649
Benefit payments	(265)	(221)

Benefit obligation—ending	$3,101	$3,430

Change in plan assets:
Fair value of assets—beginning	$—	$—
Contributions	265	221
Benefit payments	(265)	(221)

Fair value of assets—ending	$—	$—

	June 30,
	2014	2013
	(Dollars in Thousands)
Reconciliation of funded status:
Accumulated benefit obligation	$(3,101)	$(3,430)

Projected benefit obligation	$(3,101)	$(3,430)
Fair value of assets	—	—

Accrued pension cost included in other liabilities	$(3,101)	$(3,430)

Valuation assumptions:
Discount rate	4.50%	5.00%
Salary increase rate	N/A	N/A

	Years Ended June 30,
	2014	2013	2012
	(Dollars in Thousands)
Net periodic pension expense:
Interest cost	$154	$143	$162
Amortization of net actuarial loss	37	50	10

	$191	$193	$172

Valuation assumptions:
Discount rate	5.00%	4.25%	5.75%
Salary increase rate	N/A	N/A	N/A

It is estimated that contributions of approximately $225,000 will be made during the year ending June 30, 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2015	225
2016	227
2017	229
2018	230
2019	232
2020-2024	1,157

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Benefit Equalization Plan (“BEP”) (continued)

In April 2007, the Board of Directors of the Bank approved, effective July 1, 2007, “freezing” all future benefit accruals under the BEP related to the Bank’s defined benefit pension plan.

At June 30, 2014 and 2013, unrecognized net loss of $777,000 and $1,032,000, respectively, was included in accumulated other comprehensive income. For the fiscal year ending June 30, 2015, $47,000 of the unrecognized net loss is expected to be recognized as a component of net periodic pension cost.

Postretirement Welfare Plan

The Bank has an unfunded postretirement group term life insurance plan covering all eligible employees. The benefits are based on age and years of service. During the years ended June 30, 2014, 2013 and 2012, contributions and benefits paid totaled $6,000, $5,000 and $5,000, respectively.

The following tables set forth the accrued accumulated postretirement benefit obligation and the net periodic postretirement benefit cost:

	June 30,
	2014	2013
	(Dollars in Thousands)
Change in benefit obligation:
Benefit obligation—beginning	$1,043	$655
Service cost	54	62
Interest cost	45	40
Actuarial (gain) loss	(144)	291
Premiums/claims paid	(6)	(5)

Benefit obligation—ending	$992	$1,043

Change in plan assets:
Fair value of assets—beginning	$—	$—
Contributions	6	5
Premiums/claims paid	(6)	(5)

Fair value of assets—ending	$—	$—

Reconciliation of funded status:
Accumulated benefit obligation	$(992)	$(1,043)
Fair value of assets	—	—

Accrued postretirement benefit cost included in other liabilities	$(992)	$(1,043)

Valuation assumptions:
Discount rate	4.50%	5.00%
Salary increase rate	3.25%	3.25%

	Years Ended June 30,
	2014	2013	2012
	(Dollars in Thousands)
Net periodic postretirement benefit cost:
Service cost	$54	$62	$23
Interest cost	45	40	34
Amortization of past service liability	—	—	3
Amortization of unrecognized loss (gain)	—	4	(12)

	$99	$106	$48

Valuation assumptions:
Discount rate	5.00%	4.25%	5.75%
Salary increase rate	3.25%	3.25%	3.25%

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Postretirement Welfare Plan (continued)

It is estimated that contributions of approximately $9,000 will be made during the year ending June 30, 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2015	9
2016	11
2017	12
2018	14
2019	16
2020-2024	106

At June 30, 2014 and 2013, unrecognized net gain (loss) of $18,000 and $(126,000), respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2015, $-0- of unrecognized net gain is expected to be recognized as a component of net periodic postretirement benefit cost.

Directors’ Consultation and Retirement Plan (“DCRP”)

The Bank has an unfunded retirement plan for non-employee directors. The benefits are payable based on term of service as a director. During each of the years ended June 30, 2014, 2013 and 2012, contributions and benefits paid totaled $60,000, $98,000 and $117,000, respectively.

The following table sets forth the DCRP’s funded status and components of net periodic cost:

	June 30,
	2014	2013
	(Dollars in Thousands)
Change in benefit obligation:
Projected benefit obligation—beginning	$3,201	$2,761
Service cost	147	168
Interest cost	136	125
Actuarial (gain) loss	(441)	245
Benefit payments	(60)	(98)

Projected benefit obligation—ending	$2,983	$3,201

Change in plan assets:
Fair value of assets—beginning	$—	$—
Contributions	60	98
Benefit payments	(60)	(98)

Fair value of assets—ending	$—	$—

Reconciliation of funded status:
Accumulated benefit obligation	$(2,524)	$(2,278)

Projected benefit obligation	$(2,983)	$(3,201)
Fair value of assets	—	—

Accrued cost included in other liabilities	$(2,983)	$(3,201)

Valuation assumptions:
Discount rate	4.50%	5.00%
Fee increase rate	3.25%	3.25%

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Directors’ Consultation and Retirement Plan (“DCRP”) (continued)

	Years Ended June 30,
	2014	2013	2012
	(Dollars in Thousands)
Net periodic plan cost:
Service cost	$147	$168	$131
Interest cost	136	125	146
Amortization of unrecognized gain	(39)	—	(23)
Amortization of past service liability	46	48	61

	$290	$341	$315

Valuation assumptions:
Discount rate	5.00%	4.25%	5.75%
Fee increase rate	3.25%	3.25%	3.25%

It is estimated that contributions of approximately $80,000 will be made during the year ending June 30, 2015.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending June 30:	(In Thousands)
2015	80
2016	101
2017	123
2018	146
2019	169
2020-2024	1,137

At June 30, 2014 and 2013, unrecognized net gain of $661,000 and $259,000, respectively, and unrecognized past service cost of $108,000 and $154,000, respectively, were included in accumulated other comprehensive income. For the fiscal year ending June 30, 2015, $18,000 of unrecognized gain and $46,000 of unrecognized past service cost are expected to be recognized as a component of net periodic plan cost.

Stock Compensation Plans

The Company has two stock-related compensation plans: stock options and restricted stock awards. The plans authorized up to 3,564,137 shares as stock option grants and 1,425,655 shares as restricted stock awards. At June 30, 2014, there were 392,897 shares remaining available for future stock option grants and 18,959 shares remaining available for future restricted stock awards under the plans.

Stock option grants generally vest over a five-year service period and have a contractual maturity of ten years. The Company recognizes compensation expense for the fair values of these grants, which have graded vesting, on a straight-line basis over the requisite service period of the grants.

The Company granted 185,000 options during the year ended June 30, 2014. No options were granted during the years ended June 30, 2013 and 2012.

Management used the following assumptions to estimate the fair value of the options granted during the year ended June 30, 2014:

Weighted average risk-free interest rate	2.17%
Expected dividend yield	2.00%
Weighted average volatility factors of the expected market price of the Company’s stock	33.14%
Weighted average expected life of the options	6.5 years

The weighted average fair value of stock options granted during the year ended June 30, 2014 was $4.30 per option.

Restricted stock awards generally vest in full after five years. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period of five years.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16—Benefit Plans (continued)

Stock Compensation Plans (continued)

The Company awarded 54,500 shares of restricted stock during the year ended June 30, 2014. There were no restricted stock awards granted during the years ended June 30, 2013 and 2012.

During the years ended June 30, 2014, 2013 and 2012, the Company recorded $289,000, $209,000 and $209,000, respectively, of share-based compensation expense, comprised of stock option expense of $81,000, $41,000 and $41,000, respectively, and restricted stock expense of $208,000, $168,000 and $168,000, respectively.

During the years ended June 30, 2014, 2013 and 2012, the income tax benefit attributed to non-qualified stock options expense was approximately $1,000, $-0- and $-0-, respectively, and attributed to restricted stock expense was approximately $85,000, $68,000 and $68,000, respectively.

The following is a summary of the Company’s stock option activity and related information for its option plans for the year ended June 30, 2014:

	Options	Weighted Average Exercise Price	Range of Prices	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In Thousands)				(In Thousands)
Outstanding at June 30, 2013	3,133	$12.26	$10.16 - $12.71	2.5 years
Granted	185	14.79	14.79
Exercised	(118)	12.71	12.71
Forfeited	(165)	12.71	12.71

Outstanding at June 30, 2014	3,035	$12.37	$10.16 - $14.79	2.0 years	$9,034

Exercisable at June 30, 2014	2,824	$12.24	$10.16 - $12.71	1.5 years	$8,795

The Company generally utilizes treasury stock to issue shares upon the exercise of vested options. A total of 117,618 vested options with an aggregate intrinsic value of $256,000 were exercised during the fiscal year ended June 30, 2014 with all such shares being issued from treasury stock carrying an average cost of $11.48 per share. There were no vested options exercised during the years ended June 30, 2013 and 2012. As of June 30, 2014, the Company has 6,513,722 shares of treasury stock.

The cash proceeds from stock options exercises during the year ended June 30, 2014 totaled approximately $1.5 million. A portion of such exercises represented disqualifying dispositions of incentive stock options for which the Company recognized $98,000 in income tax benefit.

Expected future compensation expense relating to the 211,000 non-exercisable options outstanding as of June 30, 2014 is $829,000 over a weighted average period of 4.39 years.

The following is a summary of the status of the Company’s non-vested restricted share awards as of June 30, 2014 and changes during the year ended June 30, 2014:

	Restricted Shares	Weighted Average Grant Date Fair Value
	(In Thousands)

Non-vested at June 30, 2013	49	$10.16
Awarded	54	$14.79
Vested	(16)	$10.16

Non-vested at June 30, 2014	87	$13.04

During the years ended June 30, 2014, 2013 and 2012, the total fair value of vested restricted shares were $244,000, $166,000 and $160,000, respectively. Expected future compensation expense relating to the 87,500 non-vested restricted shares at June 30, 2014 is $1,059,000 over a weighted average period of 3.62 years.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17—Stockholders’ Equity and Regulatory Capital

Federal banking regulators impose various restrictions or requirements on the ability of savings institutions to make capital distributions, including cash dividends. A savings institution that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with federal banking regulators at least thirty days before making a capital distribution. A savings institution must file an application for prior approval of a capital distribution if: (i) it is not eligible for expedited treatment under the applications processing rules of federal banking regulators; (ii) the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings institution’s net income for that year to date plus the institution’s retained net income for the preceding two years; (iii) it would not adequately be capitalized after the capital distribution; or (iv) the distribution would violate an agreement with federal banking regulators or applicable regulations.

During the fiscal years ended June 30, 2014 and 2012, applications for capital distributions from the Bank to the Company were approved by federal banking regulators in the amounts of $5,000,000 and $6,000,000, respectively, which were paid by the Bank to the Company in September 2013 and May 2013, respectively. No capital distributions from the Bank to the Company were initiated during the fiscal year ended June 30, 2013.

Federal banking regulators may disapprove a notice or deny an application for a capital distribution if: (i) the savings institution would be undercapitalized following the capital distribution; (ii) the proposed capital distribution raises safety and soundness concerns; or (iii) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present information regarding the Bank’s regulatory capital levels at the dates presented.

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
As of June 30, 2014:
Total capital (to risk-weighted assets)	$376,343	20.45%	≥	$147,232	≥	8.00%	≥	$184,040	≥	10.00%
Tier 1 capital (to risk-weighted assets)	363,956	19.78	≥	73,616	≥	4.00	≥	110,424	≥	6.00
Core (Tier 1) capital (to adjusted total assets)	363,956	10.75	≥	135,420	≥	4.00	≥	169,275	≥	5.00
Tangible capital (to adjusted total assets)	363,956	10.75	≥	50,783	≥	1.50	≥	—	≥	—
As of June 30, 2013:
Total capital (to risk-weighted assets)	$353,386	21.77%	≥	$129,850	≥	8.00%	≥	$162,313	≥	10.00%
Tier 1 capital (to risk-weighted assets)	342,490	21.10	≥	64,925	≥	4.00	≥	97,388	≥	6.00
Core (Tier 1) capital (to adjusted total assets)	342,490	11.32	≥	121,054	≥	4.00	≥	151,317	≥	5.00
Tangible capital (to adjusted total assets)	342,490	11.32	≥	45,395	≥	1.50	≥	—	≥	—

Based upon most recent notification from federal banking regulators dated November 12, 2013 the Bank was categorized as well capitalized as of September 30, 2013, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank’s category.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18—Income Taxes

Retained earnings at June 30, 2014, includes approximately $30.5 million of bad debt allowance, pursuant to the IRC, for which income taxes have not been provided. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are as follows:

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Current income tax expense:
Federal income	$3,196	$1,629	$2,210
State income	938	343	470

	4,134	1,972	2,680

Deferred income tax expense:
Federal	49	411	(24)
State	122	102	120

	171	513	96

Valuation allowance	(88)	(235)	—

	$4,217	$2,250	$2,776

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 35% to income before income taxes for the years ended June 30, 2014, 2013 and 2012:

	Years Ended June 30,
	2014	2013	2012
	(Dollar in Thousands)
Federal income tax expense at statutory rate	$5,042	$3,065	$2,749
(Reductions) increases in income taxes resulting from:
Tax exempt interest	(635)	(142)	(21)
New Jersey state tax, net of federal income tax effect	632	284	389
Incentive stock options compensation expense	28	15	15
Income from BOLI	(959)	(680)	(250)
Other items, net	197	(66)	(106)

	4,305	2,476	2,776

Valuation allowance	(88)	(226)	—

Total income tax expense	$4,217	$2,250	$2,776

Effective income tax rate	29.27%	25.70%	35.35%

The effective income tax rate represents total income tax expense divided by income before income taxes.

As a result of a redemption-in-kind transaction during the year ended June 30, 2009, the Company incurred a realized capital loss which was partially utilized as a capital loss carry back against capital gains in the three preceding years. As of June 30, 2010, the Company established a deferred tax asset for the remaining capital loss carry forward. Since it was not currently more likely than not that the deferred tax asset related to incurred capital losses would be realized, the Company established a valuation allowance thereon during the year ended June 30, 2010. The Company utilized a portion of the federal capital loss carryover with a capital gain for the year ended June 30, 2013 which decreased the related valuation allowance. As of June 30, 2014, the capital loss carryover had expired resulting in the write-off of the associated deferred tax asset against the remaining valuation allowance.

During the years ended June 30, 2014 and 2013, the Company maintained an additional valuation allowance against the deferred tax asset arising from the portion of the unrealized losses on securities available for sale that would represent capital losses if such losses were to be realized.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18—Income Taxes (continued)

The tax effects of existing temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	June 30,
	2014	2013
	(In Thousands)
Deferred income tax assets:
Purchase accounting	$615	$920
Accumulated other comprehensive income
Defined benefit plans	84	430
Unrealized loss on securities available for sale	—	2,928
Unrealized loss on securities available for sale transferred to held to maturity	404	—
Derivatives	1,430	—
Allowance for loan losses	5,060	4,451
Benefit plans	2,816	2,709
Compensation	239	—
Stock based compensation	3,255	3,320
Capital loss carryover	—	88
Uncollected interest	2,431	2,290
Depreciation	928	747
Other	809	705

	18,071	18,588
Valuation allowance	(134)	(995)

	17,937	17,593

Deferred income tax liabilities:
Deferred costs	815	617
Goodwill	6,198	5,716
Accumulated other comprehensive income
Unrealized gain on securities available for sale	458	—
Derivatives	—	1,269
Other	152	209

	7,623	7,811

Net deferred income tax asset	$10,314	$9,782

Note 19—Commitments

The Bank has non-cancelable operating leases for branch offices. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2014:

Years Ending June 30:	(In Thousands)
2015	$1,761
2016	1,629
2017	1,455
2018	1,126
2019	806
Thereafter	3,261

Total Minimum Payments Required	$10,038

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19—Commitments (continued)

The following schedule shows the composition of total rental expense for all operating leases:

	June 30,
	2014	2013	2012
	(In Thousands)
Minimum rentals	$1,716	$1,629	$1,520

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The outstanding loan commitments are as follows:

	June 30,
	2014	2013
	(In Thousands)

Mortgage loans	$27,452	$58,448
Home equity loans	1,374	1,692
Business loans	350	500
Construction loans in process	6,385	11,100
Consumer home equity and overdraft lines of credit	35,765	37,972
Commercial lines of credit	24,070	31,434

	$95,396	$141,146

At June 30, 2014, the outstanding mortgage loan commitments included $20.0 million for fixed-rate loans with interest rates ranging from 3.00% to 6.00% and $935,000 for adjustable-rate loans with initial rates of 6.00%. The remaining $6.5 million of mortgage loan commitments represent the remaining balance of an outstanding blanket commitment with a third party loan originator to purchase newly originated residential mortgage loans whose rates may either be fixed or adjustable-rate. Home equity loan commitments include $1.4 million for fixed-rate loans with interest rates ranging from 3.125% to 6.00%. Business loan commitments total $350,000 representing funding commitments on floating rate loans with initial rates ranging from 3.75% to 5.50%. Undisbursed funds from home equity and business lines of credit are adjustable-rate loans with interest rates ranging from 1.25% below to 5.00% above the prime rate published in the Wall Street Journal. Lines of credit providing overdraft protection for checking accounts are adjustable-rate loans with interest rates ranging from 3.50% to 4.00% above prime.

At June 30, 2013, the outstanding mortgage loan commitments included $57.2 million for fixed-rate loans with interest rates ranging from 2.75% to 5.50% and $1.0 million for adjustable-rate loans with initial rates ranging from 4.25% to 6.0%. The remaining $185,000 of mortgage loan commitments represent the remaining balance of an outstanding blanket commitment with a third party loan originator to purchase newly originated residential mortgage loans whose rates may either be fixed or adjustable-rate. Home equity loan commitments include $1.7 million for fixed rate loans with interest rates ranging from 3.25% to 6.00%. Business loan commitments total $500,000 representing funding commitments on floating rate loans with initial rates ranging from 4.25% to 6.00%. Undisbursed funds from home equity and business lines of credit are adjustable-rate loans with interest rates ranging from 1.25% below to 3.00% above the prime rate published in the Wall Street Journal. Lines of credit providing overdraft protection for checking accounts are adjustable-rate loans with interest rates ranging from 3.5% to 5.00% above prime.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation of the counterparty.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19—Commitments (continued)

In addition to the commitments noted above, the Bank is party to standby letters of credit through which it guarantees certain specific business obligations of its commercial customers. The balance of standby letters of credit at June 30, 2014 and 2013 were approximately $519,000 and $1,791,000, respectively.

The Company and subsidiaries are also party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material adverse effect on the consolidated financial position of the Company.

Note 20—Fair Value of Financial Instruments

The guidance on fair value measurement establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices, such as quoted for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for assets and liabilities on both a recurring and non-recurring basis.

Those assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)
At June 30, 2014:
Debt securities available for sale:
U.S. agency securities	$—	$4,205	$—	$4,205
Obligations of state and political subdivisions	—	26,773	—	26,773
Asset-backed securities	—	87,316	—	87,316
Collateralized loan obligations	—	119,572	—	119,572
Corporate bonds	—	162,234	—	162,234
Trust preferred securities	—	7,798	—	7,798

Total debt securities	—	407,898	—	407,898

Mortgage-backed securities available for sale:
Collateralized mortgage obligations	—	83,270	—	83,270
Residential pass-through securities	—	353,953	—	353,953

Total mortgage-backed securities	—	437,223	—	437,223

Total securities available for sale	$—	$845,121	$—	$845,121

Derivative instruments:
Interest rate swaps	$—	$(2,714)	$—	$(2,714)
Interest rate caps	—	1,739	—	1,739

Total derivatives	$—	$(975)	$—	$(975)

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20—Fair Value of Financial Instruments (continued)

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)
At June 30, 2013:
Debt securities available for sale:
U.S. agency securities	$—	$5,015	$—	$5,015
Obligations of state and political subdivisions	—	25,307	—	25,307
Asset-backed securities	—	24,798	—	24,798
Collateralized loan obligations	—	78,486	—	78,486
Corporate bonds	—	159,192	—	159,192
Trust preferred securities	—	6,324	1,000	7,324

Total debt securities	—	299,122	1,000	300,122

Mortgage-backed securities available for sale:

Collateralized mortgage obligations	—	62,482	—	62,482
Residential pass-through securities	—	628,154	—	628,154
Commercial pass-through securities	—	90,016	—	90,016

Total mortgage-backed securities	—	780,652	—	780,652

Total securities available for sale	$—	$1,079,774	$1,000	$1,080,774

Derivative instruments:
Interest rate swaps	$—	$2,837	$—	$2,837
Interest rate caps	—	2,808	—	2,808

Total derivatives	$—	$5,645	$—	$5,645

The fair values of securities available for sale (carried at fair value) or held to maturity (carried at amortized cost) are primarily determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

At June 30, 2014, the Company held a trust preferred security with a par value of $1.0 million, a de-facto obligation of Mercantil Commercebank Florida Bancorp, Inc. which is a part of a $40.0 million private placement with a coupon of 8.90% issued in 1998 and maturing in 2028. The security’s value at June 30, 2014 was determined using the matrix pricing (Level 2 inputs) noted above. However, the security’s fair value had previously been determined by using Level 3 inputs because management had been unable to obtain a market quote due to a lack of trading activity for this security. Consequently, the security’s fair value as reported at June 30, 2013 was based upon the present value of its expected future cash flows assuming the security continued to meet all its payment obligations and utilizing a discount rate based upon the security’s contractual interest rate.

The Company has contracted with a third party vendor to provide periodic valuations for its interest rate derivatives to determine the fair value of its interest rate caps and swaps. The vendor utilizes standard valuation methodologies applicable to interest rate derivatives such as discounted cash flow analysis and extensions of the Black-Scholes model. Such valuations are based upon readily observable market data and are therefore considered Level 2 valuations by the Company.

For the year ended June 30, 2014, there were no purchases, sales, issuances, or settlements of assets or liabilities whose fair values are determined based upon Level 3 inputs on a recurring basis. For that same period, there were no transfers of assets or liabilities within the fair valuation measurement hierarchy between Level 1 and Level 2 inputs.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20—Fair Value of Financial Instruments (continued)

Those assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
	(In Thousands)
At June 30, 2014
Impaired loans	$—	$—	$10,387	$10,387

At June 30, 2013
Impaired loans	$—	$—	$14,603	$14,603
Real estate owned	—	—	229	229

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company has utilized adjusted Level 3 inputs to determine fair value:

	Quantitative Information about Level 3 Fair Value Measurements
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range	Weighted Average
	(In Thousands)

At June 30, 2014
Impaired loans	$10,387	Market valuation of underlying collateral(1)	Direct disposal costs(3)	6% - 10%	7.10%
At June 30, 2013
Impaired loans	$14,603	Market valuation of underlying collateral(1)	Direct disposal costs(3)	6% - 10%	7.21%

Real estate owned	$229	Market valuation property(2)	Direct disposal costs(3)	6% - 10%	8.51%

(1)	The fair value basis of impaired loans is generally determined based on an independent appraisal of the market value of a loan’s underlying collateral.
(2)	The fair value basis of real estate owned is generally determined based upon the lower of an independent appraisal of the property’s market value or the applicable listing price or contracted sales price.
(3)	The fair value basis of impaired loans and real estate owned is adjusted to reflect management estimates of disposal costs including, but not necessarily limited to, real estate brokerage commissions and title transfer fees, with such cost estimates generally ranging from 6% to 10% of collateral or property market value.

An impaired loan is evaluated and valued at the time the loan is identified as impaired at the lower of cost or market value. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Market value is measured based on the value of the collateral securing the loan and is classified at a Level 3 in the fair value hierarchy. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB’s guidance on accounting by creditors for impairment of a loan with the fair value estimated using the market value of the collateral reduced by estimated disposal costs. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

At June 30, 2014, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $12.1 million and valuation allowances of $1.7 million reflecting fair values of $10.4 million. By comparison, at June 30, 2013, impaired loans valued using Level 3 inputs comprised loans with principal balances totaling $16.7 million and valuation allowances of $2.1 million reflecting fair values of $14.6 million.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20—Fair Value of Financial Instruments (continued)

Once a loan is foreclosed, the fair value of the real estate owned continues to be evaluated based upon the market value of the repossessed real estate originally securing the loan. At June 30, 2014, the Company held no real estate owned whose carrying value was written down utilizing Level 3 inputs during fiscal 2014. By comparison, at June 30, 2013, real estate owned whose carrying value was written down utilizing Level 3 inputs during the year ended June 30, 2013 comprised one property with a fair value totaling $229,000.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2014 and June 30, 2013:

Cash and Cash Equivalents, Interest Receivable and Interest Payable. The carrying amounts for cash and cash equivalents, interest receivable and interest payable approximate fair value because they mature in three months or less.

Securities. See the discussion presented above concerning assets measured at fair value on a recurring basis.

Loans Receivable. Except for certain impaired loans as previously discussed, the fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

FHLB of New York Stock. The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Deposits. The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Advances from FHLB. Fair value is estimated using rates currently offered for advances of similar remaining maturities.

Interest Rate Derivatives. See the discussion presented above concerning assets measured at fair value on a recurring basis.

Commitments. The fair value of commitments to fund credit lines and originate or participate in loans is estimated using fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, is not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 19.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20—Fair Value of Financial Instruments (continued)

The carrying amounts and fair values of financial instruments are as follows:

	Carrying Amount and Fair Value Measurements at June 30, 2014
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Financial assets:
Cash and cash equivalents	$135,034	$135,034	$135,034	$—	$—
Debt securities available for sale	407,898	407,898	—	407,898	—
Debt securities held to maturity	216,414	213,472	—	213,472	—
Loans receivable	1,729,084	1,711,972	—	—	1,711,972
Mortgage-backed securities available for sale	437,223	437,223	—	437,223	—
Mortgage-backed securities held to maturity	295,658	293,781	—	293,781	—
FHLB stock	25,990	25,990	—	—	25,990
Interest receivable	9,013	9,013	9,013	—	—

Financial liabilities:
Deposits(A)	2,479,941	2,490,933	1,442,723	—	1,048,210
Borrowings	512,257	521,839	—	—	521,839
Interest payable on borrowings	1,001	1,001	1,001	—	—

Derivative instruments:
Interest rate swaps	(2,714)	(2,714)	—	(2,714)	—
Interest rate caps	1,739	1,739	—	1,739	—

(A)	Includes accrued interest payable on deposits of $69,000 at June 30, 2014.

	Carrying Amount and Fair Value Measurements at June 30, 2013
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In Thousands)
Financial assets:
Cash and cash equivalents	$127,034	$127,034	$127,034	$—	$—
Debt securities available for sale	300,122	300,122	—	299,122	1,000
Debt securities held to maturity	210,015	202,328	—	202,328	—
Loans receivable	1,349,975	1,359,799	—	—	1,359,799
Mortgage-backed securities available for sale	780,652	780,652	—	780,652	—
Mortgage-backed securities held to maturity	101,114	96,447	—	96,447	—
FHLB stock	15,666	15,666	—	—	15,666
Interest receivable	8,028	8,028	8,028	—	—

Financial liabilities:
Deposits(A)	2,370,508	2,376,290	1,389,044	—	987,246
Borrowings	287,695	295,914	—	—	295,914
Interest payable on borrowings	938	938	938	—	—

Derivative instruments:
Interest rate swaps	2,837	2,837	—	2,837	—
Interest rate caps	2,808	2,808	—	2,808	—

(A)	Includes accrued interest payable on deposits of $47,000 at June 30, 2013.

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20—Fair Value of Financial Instruments (continued)

Limitations. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment, and advances from borrowers for taxes and insurance. In addition, the ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

Note 21—Comprehensive Income

The components of accumulated other comprehensive income (loss) included in stockholders’ equity are as follows:

	June 30,
	2014	2013
	(In Thousands)
Net unrealized loss on securities available for sale	$1,091	$(7,375)
Tax effect	(592)	2,021

Net of tax amount	499	(5,354)

Net unrealized loss on securities available for sale transferred to held to maturity	(990)	—
Tax effect	404	—

Net of tax amount	(586)	—

Fair value adjustments on derivatives	(3,501)	3,107
Tax effect	1,430	(1,269)

Net of tax amount	(2,071)	1,838

Benefit plan adjustments	(206)	(1,053)
Tax effect	84	430

Net of tax amount	(122)	(623)

Accumulated other comprehensive loss	$(2,280)	$(4,139)

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21—Comprehensive Income (continued)

Other comprehensive income (loss) and related tax effects are presented in the following table:

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Realized gain on sale of securities available for sale(1)	$(1,523)	$(10,433)	$(53)

Unrealized holding gain (loss) on securities available for sale arising during the period	9,989	(36,662)	13,405

Unrealized holding loss on securities available for sale transferred to held to maturity	(1,009)	—	—

Amortization of unrealized holding loss on securities available for sale transferred to held to maturity(2)	19	—	—

Fair value adjustments on derivatives	(6,608)	3,107	—

Benefit plans:
Amortization of:
Actuarial (gain) loss(3)	(2)	54	(25)
Past service cost(3)	46	48	64
New actuarial gain (loss)	803	(1,186)	284

Net change in benefit plans accrued expense	847	(1,084)	323

Other comprehensive income (loss) before taxes	1,715	(45,072)	13,675
Tax effect	144	17,337	(5,511)

Other comprehensive income (loss)	$1,859	$(27,735)	$8,164

(1)	Represents amount reclassified out of accumulated other comprehensive income and included in gain on sale of securities on the consolidated statements of income.
(2)	Represents amounts reclassified out of accumulated other comprehensive income and included in interest income on taxable securities.
(3)	Represents amounts reclassified out of accumulated other comprehensive income and included in the computation of net periodic pension expense. See Note 16—Benefit Plans for additional information.

Note 22—Parent Only Financial Information

Kearny Financial Corp. operates its wholly owned subsidiary Kearny Federal Savings Bank and the Bank’s wholly-owned subsidiaries. The consolidated earnings of the subsidiaries are recognized by the Company using the equity method of accounting. Accordingly, the consolidated earnings of the subsidiaries are recorded as increases in the Company’s investment in the subsidiaries. The following are the condensed financial statements for Kearny Financial Corp. (Parent Company only) as June 30, 2014 and 2013, and for each of the years in the three-year period ended June 30, 2014.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	June 30,
	2014	2013
	(In Thousands)
Assets
Cash and amounts due from depository institutions	$17,413	$13,524
Loans receivable	5,065	6,726
Investment in subsidiaries	472,110	447,498
Other assets	154	62

	$494,742	$467,810

Liabilities and Stockholders’ Equity
Other liabilities	$66	$103
Stockholders’ equity	494,676	467,707

	$494,742	$467,810

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 22—Parent Only Financial Information (continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Dividends from subsidiary	$5,000	$—	$6,000
Interest income	341	450	566
Equity in undistributed earnings (loss) of subsidiaries	5,398	6,550	(864)
Gain on sale of securities	—	38	—

	10,739	7,038	5,702

Directors’ compensation	123	117	124
Other expenses	539	436	526

	662	553	650

Income before Income Taxes	10,077	6,485	5,052
Income tax benefit	(111)	(21)	(26)

Net income	$10,188	$6,506	$5,078

Comprehensive income (loss)	$12,047	$(21,229)	$13,242

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)
Cash Flows from Operating Activities
Net income	$10,188	$6,506	$5,078
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed (earnings) loss of subsidiaries	(5,398)	(6,550)	864
Amortization of premiums	—	8	14
Realized gain on sale of mortgage-backed securities available for sale	—	(38)	—
Decrease in interest receivable	—	5	2
Payments received on intercompany liabilities	231	174	12,469
(Increase) decrease in other assets	(116)	52	41
(Decrease) increase in other liabilities	(37)	22	1

Net Cash Provided by Operating Activities	$4,868	$179	$18,469

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 22—Parent Only Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2014	2013	2012
	(In Thousands)

Cash Flows from Investing Activities
Repayment of loan to ESOP	$1,661	$1,573	$1,489
Principal repayments on mortgage-backed securities available for sale	—	424	697
Proceeds from sale of mortgage-backed securities available for sale	—	667	—
Return of subsidiary investment	—	—	9

Net Cash Provided by Investing Activities	1,661	2,664	2,195

Cash Flows from Financing Activities
Dividends paid to minority stockholders of Kearny Financial Corp.	—	—	(3,617)
Purchase of common stock of Kearny Financial Corp. for treasury	(4,135)	(4,319)	(8,464)
Treasury stock reissued	1,495	—	—
Dividends contributed for payment of ESOP loan	—	(2)	160
Dividends paid on vested ESOP distribution	—	—	(1)

Net Cash Used in Financing Activities	(2,640)	(4,321)	(11,922)

Net Increase (Decrease) in Cash and Cash Equivalents	3,889	(1,478)	8,742
Cash and Cash Equivalents—Beginning	13,524	15,002	6,260

Cash and Cash Equivalents—Ending	$17,413	$13,524	$15,002

Note 23—Net Income per Common Share (EPS)

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Year Ended June 30, 2014
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)
Net income	$10,188

Basic earnings per share, income available to common stockholders	$10,188	65,796	$0.16

Effect of dilutive securities:
Stock options	—	40

Diluted earnings per share	$10,188	65,836	$0.16

	Year Ended June 30, 2013
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)
Net income	$6,506

Basic earnings per share, income available to common stockholders	$6,506	66,152	$0.10

Effect of dilutive securities:
Stock options	—	—

Diluted earnings per share	$6,506	66,152	$0.10

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 23—Net Income per Common Share (EPS) (continued)

	Year Ended June 30, 2012
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In Thousands, Except Per Share Data)
Net income	$5,078

Basic earnings per share, income available to common stockholders	$5,078	66,495	$0.08

Effect of dilutive securities:
Stock options	—	—

Diluted earnings per share	$5,078	66,495	$0.08

During the years ended June 30, 2014, 2013 and 2012, the average number of options which were anti-dilutive totaled approximately 1,910,000, 3,193,000 and 3,221,000, respectively.

Note 24—Quarterly Results of Operations (Unaudited)

The following is a condensed summary of quarterly results of operations for the years ended June 30, 2014 and 2013:

	Year Ended June 30, 2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$23,300	$23,933	$23,956	$24,630
Interest expense	5,104	5,458	5,475	5,961

Net Interest Income	18,196	18,475	18,481	18,669
Provision for loan losses	1,168	559	880	774

Net Interest Income after Provision for Loan Losses	17,028	17,916	17,601	17,895
Non-interest income	1,861	1,929	2,385	1,948
Non-interest expenses	15,282	15,557	17,515	15,804

Income before Income Taxes	3,607	4,288	2,471	4,039
Income taxes	1,021	1,301	685	1,210

Net Income	$2,586	$2,987	$1,786	$2,829

Net income per common share:
Basic	$0.04	$0.05	$0.03	$0.04

Diluted	$0.04	$0.05	$0.03	$0.04

Weighted Average Number of Common Shares Outstanding:
Basic	65,936	65,767	65,684	65,796

Diluted	65,936	65,767	65,782	66,228

Dividends declared per common share	$0.00	$0.00	$0.00	$0.00

Kearny Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 24—Quarterly Results of Operations (Unaudited)

	Year Ended June 30, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)
Interest income	$23,206	$21,802	$21,644	$21,606
Interest expense	6,331	5,808	5,298	4,564

Net Interest Income	16,875	15,994	16,346	17,042
Provision for loan losses	339	1,393	1,407	1,325

Net Interest Income after Provision for Loan Losses	16,536	14,601	14,939	15,717
Non-interest income	1,200	2,285	11,070	1,833
Non-interest expenses	15,273	15,191	23,942	15,019

Income before Income Taxes	2,463	1,695	2,067	2,531
Income taxes	803	518	323	606

Net Income	$1,660	$1,177	$1,744	$1,925

Net income per common share:
Basic and diluted	$0.03	$0.02	$0.03	$0.03

Weighted Average Number of Common Shares Outstanding:
Basic and diluted	66,256	66,188	66,141	66,019

Dividends declared per common share	$0.00	$0.00	$0.00	$0.00

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Kearny Financial Corp. or Kearny Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Kearny Financial Corp. or Kearny Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to

78,775,000 Shares

(Proposed Holding Company for Kearny Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

SANDLER O’NEILL + PARTNERS, L.P.

March 13, 2015

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until April 14, 2015, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.